As confidentially submitted to the Securities and Exchange Commission on November 4, 2016

CONFIDENTIAL TREATMENT REQUESTED

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COCA-COLA WEST KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

COCA-COLA WEST CO., LTD.

(Translation of registrant name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2086

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

7-9-66 Hakozaki, Higashi-ku

Fukuoka, Fukuoka 812-8650

Japan

+81-92-641-8585

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Ave. of the Americas, Suite 210

New York, NY 10036, U.S.A.

Tel: (212) 299-5600

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Kenneth J. Lebrun, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 5th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011

Japan

+81-3-5251-1601

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock of Coca-Cola West Co., Ltd., no par value		Not Applicable	$	$

(1)	Based upon the estimated number of shares of common stock of Coca-Cola West Co., Ltd. issuable to shareholders of Coca-Cola East Japan Co., Ltd. resident in the United States upon the effectiveness of the share exchange (kabushiki kokan) between CCW and CCEJ, which estimate is calculated by multiplying the share exchange ratio of 0.75 shares of CCW common stock for each share of CCEJ common stock and the number of shares of CCEJ common stock estimated to be held by U.S. holders on , 2016 (the most recent date for which information with respect to such record holders can be determined). CCW shares are not being registered for the purpose of sales outside the United States.
(2)	Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933 based upon the market value of the shares of CCEJ common stock estimated to be held by U.S. holders and to be cancelled in the share exchange, calculated pursuant to Rule 457(c) by taking the average of the high and low prices of such shares as reported on the First Section of the Tokyo Stock Exchange on , 2017 and converting them into U.S. dollars based on the noon buying rate for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York as in effect on such date of ¥ = $1.00.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This preliminary prospectus is not complete. CCW may amend this preliminary prospectus without notice. CCW may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 4, 2016

Preliminary Prospectus

COCA-COLA WEST CO., LTD.

Exchange of Shares of Common Stock of Coca-Cola West Co., Ltd.

for Shares of Coca-Cola East Japan Co., Ltd.

The boards of directors of Coca-Cola West Co., Ltd., or CCW, and Coca-Cola East Japan Co., Ltd., or CCEJ, have agreed to a statutory share exchange between the two companies under the Companies Act of Japan pursuant to which all of the shares of CCEJ will be exchanged for shares of CCW, and CCEJ will thereby become a wholly owned subsidiary of CCW. On September 30, 2016, the two companies entered into an integration agreement and a related share exchange agreement setting forth the exchange ratio and other terms of the transaction. In the share exchange, each shareholder of CCEJ will receive 0.75 shares of CCW common stock for each share of CCEJ common stock that such shareholder holds. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, subject to certain exceptions, to a wholly owned subsidiary of CCW, or New CCW, through an absorption-type corporate split under the Companies Act of Japan. CCW is expected to be renamed Coca-Cola Bottlers Japan Inc., or CCBJI, following the consummation of the share exchange and corporate split.

The share exchange may only be completed upon the approval of the share exchange agreement by shareholders of CCW and CCEJ and certain other conditions being satisfied. The additional conditions and other terms of the share exchange are more fully described in this prospectus in the section entitled “The Share Exchange.” Under the current schedule, if the shareholders of CCW and CCEJ approve the share exchange agreement and the other conditions are satisfied, the share exchange is expected to become effective on April 1, 2017.

This prospectus has been prepared for holders of CCEJ common stock who are resident in the United States to provide them with detailed information about the share exchange and the shares of CCW common stock to be issued and delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

The date, time and place of the annual general meeting of CCEJ shareholders, at which CCEJ shareholders will vote on the share exchange agreement, are as follows:

March 23, 2017 at 10:00 a.m. (Japan time)

Grand Hyatt Tokyo, 3rd Floor

Grand Ballroom

6-10-3, Roppongi

Minato-ku, Tokyo

Japan

Shareholders of record of CCEJ as of December 31, 2016 will be entitled to vote at CCEJ’s annual general meeting of shareholders. To attend and vote at the annual general meeting of shareholders, shareholders of CCEJ must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials which will be distributed by CCEJ. The affirmative vote of the holders of at least two-thirds of the voting rights represented at its annual general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present or represented, is required to approve the share exchange agreement.

Shares of CCW common stock are traded in yen on the Tokyo Stock Exchange and the Fukuoka Stock Exchange. On November 4, 2016, the last reported official sale price of shares of CCW common stock on the Tokyo Stock Exchange was 3,095 yen per share.

CCEJ shareholders are entitled to exercise dissenters’ appraisal rights in connection with the share exchange by complying with applicable procedures under the Companies Act of Japan. See “The Share Exchange—Dissenters’ Appraisal Rights” beginning on page 45 of this prospectus.

You should carefully consider the risk factors beginning on page 7 of this prospectus.

CCEJ is not asking you for a proxy and you are requested not to send it a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the share exchange or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated             , 2017.

REFERENCE TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about CCW and CCEJ that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Coca-Cola West Co., Ltd.

Finance Department

7-9-66 Hakozaki, Higashi-ku

Fukuoka, Fukuoka 812-8650

Japan

Telephone: +81-92-641-8585

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

In order to receive timely delivery of requested documents in advance of the annual general meeting of shareholders of CCEJ, you should make your request no later than             , 2017, which is five business days before you must make a decision regarding the share exchange.

See “Where You Can Find More Information” on page 126.

As used in this prospectus, and in each case except where the context otherwise requires:

•	references to “CCW” are to Coca-Cola West Co., Ltd. on a consolidated basis;

•	references to “CCEJ” are to Coca-Cola East Japan Co., Ltd. on a consolidated basis;

•	references to “TCCC” are to The Coca-Cola Company on a consolidated basis;

•	references to “CCJC” are to Coca-Cola (Japan) Co., Ltd. on a consolidated basis;

•	references to the “share exchange” are to the proposed share exchange between CCW and CCEJ, the terms of which are set forth in the integration agreement and related share exchange agreement dated September 30, 2016 between CCW and CCEJ;

•	references to the “corporate split” are to the absorption-type corporate split that will take place simultaneously with the share exchange and on the condition that the share exchange becomes effective. In the corporate split, CCW will transfer all of its businesses, other than its group management and administration operations, the management of its assets, and assets and liabilities related thereto (including its real estate holdings as well as its subsidiary Q’sai Co., Ltd.), to New CCW Establishment Preparation Co., Ltd., or New CCW, a wholly owned subsidiary of CCW. New CCW will be renamed “Coca-Cola West Co., Ltd.” upon the effectiveness of the share exchange and corporate split; and

•	references to “CCBJI” are to Coca-Cola Bottlers Japan Inc., to which CCW will be renamed after the consummation of the share exchange and the corporate split, on a consolidated basis.

Unless the context otherwise requires, references in this prospectus to the financial results or business of “CCW” refer to those of CCW and its consolidated subsidiaries, of “CCEJ” refer to those of CCEJ and its consolidated subsidiaries and of “CCBJI” refer to those of CCBJI and its consolidated subsidiaries, including CCEJ and New CCW.

As used in this prospectus, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen” or “¥” means the lawful currency of Japan.

As used in this prospectus, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and “Japanese GAAP” means accounting principles generally accepted in Japan. The consolidated financial information contained in this prospectus has been presented in accordance with IFRS, except for certain specifically identified information that was prepared in accordance with Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this prospectus are expressed in Japanese yen.

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE AND

VOTING PROCEDURES FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Q. What are CCW and CCEJ proposing?

A. CCW and CCEJ are proposing to integrate their businesses through a statutory share exchange under the Companies Act of Japan, or the Companies Act. Through the share exchange, shareholders of CCEJ will become shareholders of CCW, and CCEJ will become a wholly owned subsidiary of CCW. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, other than its group management and administration operations, the management of its assets, and assets and liabilities related thereto (including its real estate holdings as well as its subsidiary Q’sai Co., Ltd.), to New CCW, a wholly owned subsidiary of CCW, through an absorption-type corporate split under the Companies Act. Upon the consummation of the share exchange and the corporate split, CCW will serve as the holding company for the combined group and is expected to be renamed Coca-Cola Bottlers Japan Inc., or CCBJI, while New CCW will be renamed Coca-Cola West Co., Ltd.

To facilitate a collaborative relationship among the parties to the agreement in order to improve CCW’s and CCEJ’s business performance and enhance their corporate value, CCW, CCEJ, TCCC, CCJC and certain of TCCC’s other subsidiaries have entered into a capital and business alliance agreement. The agreement, among other things, calls for the formation of an integration steering committee consisting of the presidents of CCW, CCEJ and CCJC, and gives TCCC certain rights to nominate directors and management of CCBJI.

Q. Why are CCW and CCEJ proposing the share exchange?

A. CCW and CCEJ plan to conduct the share exchange in order to pursue a strategy of combining topline growth with aggressive realization of cost synergies and productivity to improve its results of operations, while building and enhancing capabilities to become a world-class Japanese bottler. CCW and CCEJ expect to generate 20 billion yen of synergies (based on income before adjustment for taxes, etc.) on a Japanese GAAP basis over the course of three years, by leveraging the strengths of the two entities’ community-based commercial operations, together with greater cost competitiveness in the supply chain, improving their business processes, allocating human resources more optimally and conducting an overall review of how they operate as part of the Coca-Cola system in Japan.

CCW and CCEJ believe that this business integration will accelerate the transformation of the Coca-Cola system in Japan and contribute to the development of the entire Japanese beverage industry by enhancing the Coca-Cola system’s competitive strength in the Japanese beverage market.

Q. What will I receive in the share exchange?

A. CCEJ shareholders as of the time immediately preceding the effective date of the share exchange will receive 0.75 shares of CCW common stock for each share of CCEJ common stock which they hold. Holders of CCEJ common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of CCW common stock for shares of CCEJ common stock they hold.

Q. How did CCW and CCEJ determine the exchange ratio?

A. CCW and CCEJ conducted thorough negotiations and discussions regarding the exchange ratio, each taking into consideration the results of its due diligence on the other party, the analyses of its financial advisor, each party’s financial condition, assets and prospects. As a result of these negotiations and discussions concerning the exchange ratio, CCW and CCEJ each reached the conclusion that the exchange ratio was appropriate and on September 30, 2016 agreed upon the exchange ratio for the share exchange.

v

Q. How does CCEJ’s board of directors recommend that its shareholders vote?

A. The CCEJ board of directors (apart from Mr. Irial Finan, who recused himself from the vote on the share exchange as he was also an executive vice president of TCCC, which owns all of the shares of European Refreshments, CCEJ’s largest shareholder) unanimously determined that the share exchange is advisable and serves the interests of CCEJ and its shareholders, and thus approved the execution of the share exchange agreement and the integration agreement.

Q. What vote of CCEJ’s shareholders is required to approve the share exchange agreement?

A. The affirmative vote of the holders of at least two-thirds of the voting rights of CCEJ present or represented at the annual general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights are present or represented, is required to approve the share exchange agreement. Shareholders of CCEJ will have one voting right per one unit of shares of CCEJ common stock, which consists of 100 shares.

Q. After the share exchange, how much of CCBJI will CCEJ’s shareholders own?

A. Based on the exchange ratio and the number of common shares outstanding of both CCW and CCEJ as of December 31, 2016, former shareholders of CCEJ will hold approximately        % of the outstanding common stock of CCBJI after the share exchange.

Q. How will fractional shares be treated in the share exchange?

A. Shareholders of CCEJ will not receive any fractional shares of common stock of CCW in the share exchange. Instead, the shares representing the aggregate of all such fractions (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to CCW at the market price and the net cash proceeds from the sale will be distributed to the former holders of CCEJ shares on a proportionate basis in accordance with their respective fractions.

Q. How will shareholders with less than a unit of shares of CCBJI be treated after the share exchange?

A. The articles of incorporation of CCW, which will be renamed CCBJI after the consummation of the share exchange and the corporate split, provide that 100 shares of its common stock constitute one unit, which will have one voting right. If the share exchange is consummated, holders of 134 shares of CCEJ common stock will receive in exchange for their shares 100 shares of CCBJI common stock, which constitute one unit, as well as cash in lieu of fractional shares. Holders of CCEJ common stock who hold 133 shares or less will receive less than one unit of CCBJI shares through the share exchange, as well as cash in lieu of fractional shares if the number of shares they hold multiplied by 0.75, the exchange ratio, would result in a fraction. Holders of CCEJ common stock who hold more than 134 shares may receive CCBJI shares that constitute at least one unit and shares that constitute less than one unit, as well as cash in lieu of fractional shares if the number of their shares multiplied by 0.75 would result in a fraction. Shares constituting less than one unit will not carry voting rights, although holders of less than one unit of shares will be registered in CCBJI’s register of shareholders. A holder of shares constituting less than one unit of CCBJI shares may request CCBJI to purchase those shares at their market value in accordance with the Companies Act. Moreover, CCBJI’s articles of incorporation provide that a holder of less than a unit of CCBJI shares may request that CCBJI sell to the holder from any available treasury stock an amount of shares which will, when added to the number of shares held by such holder, constitute one unit of shares.

Q. Can the number of shares of CCW common stock issued in exchange for shares of CCEJ common stock change between now and the time when the share exchange is consummated?

A. Unless certain events, specified in the integration agreement, occur that hinder the consummation of or materially adversely affect the business integration by way of the share exchange, the exchange ratio will not change regardless of any changes in the trading prices of either CCW or CCEJ common stock between now and the effectiveness of the share exchange. For a more detailed discussion of the exchange ratio, see the first risk factor under “Risk Factors—Risks Related to the Share Exchange” and “Agreements Relating to the Share Exchange—Termination.”

Q. When is the share exchange expected to become effective?

A. The share exchange, if approved by CCW’s and CCEJ’s shareholders, is expected to become effective on April 1, 2017 unless the share exchange agreement is terminated or amended in accordance with its terms.

Q. Will CCEJ shareholders receive dividends on CCEJ common stock they hold for the fiscal year ending December 31, 2016?

A. CCEJ currently expects to pay dividends on March 24, 2017 to holders of record of CCEJ’s common stock as of December 31, 2016, subject to the approval of CCEJ’s shareholders at its annual general shareholders’ meeting to be held on March 23, 2017. For a more detailed discussion of dividends, see “Description of CCW Common Stock—Dividends.”

Q. How will trading in shares of CCEJ common stock be affected in connection with the consummation of the share exchange?

A. CCEJ expects that the last day of trading in its shares on the Tokyo Stock Exchange will be March 28, 2017, four trading days prior to the effective date of the share exchange, and that its shares will be delisted the following day.

Q. How will the legal rights of CCW shares differ from the legal rights of CCEJ shares?

A. There is no material difference between the legal rights of holders of CCW shares and the legal rights of holders of CCEJ shares.

Q. What are the Japanese tax consequences of the share exchange?

A. Non-resident holders of shares of CCEJ common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from CCEJ as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to CCW, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Q. What are the U.S. tax consequences of the share exchange?

A. The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and CCW and CCEJ have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of CCEJ common stock for shares of CCW common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of CCW common stock and unless CCEJ has been a passive foreign investment company, or PFIC, at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of CCEJ common stock for shares of CCW common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Q. What is the record date for voting at the annual general meeting of shareholders of CCEJ?

A. The record date is December 31, 2016. Accordingly, holders of record of at least one unit of CCEJ common stock as of that date will be eligible to vote at the annual general meeting of shareholders of CCEJ scheduled to be held on March 23, 2017. Shareholders of CCEJ whose shares were issued or obtained after the record date will not be entitled to vote at the annual general meeting of shareholders.

Q. How do I vote at the annual general meeting of shareholders of CCEJ?

A. You may exercise voting rights by submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. CCEJ will distribute a mail-in voting card and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. Completed mail-in voting cards must be received by CCEJ by 5:45 p.m. (Japan time) one business day prior to the general shareholders’ meeting.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, CCEJ will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of CCEJ through a securities broker located outside of Japan, CCEJ will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. CCEJ shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, CCEJ will send voting and reference materials to that mailing address.

Q. How will shares represented by mail-in voting cards be treated at the annual general meeting of shareholders?

A. The mail-in voting cards used for the general meeting of CCEJ shareholders will list the proposals to be voted on by shareholders at the annual general meeting of shareholders, including the approval of the share exchange agreement. A mail-in voting card will allow a shareholder to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law and practice, CCEJ intends to count towards the quorum for its annual general meeting of shareholders any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals, and count those mail-in voting cards as voting in favor of the share exchange agreement and the other proposals referred to in the mail-in voting cards. Any mail-in voting cards will become void if the shareholder who voted by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact.

Q. May I revoke my vote after I submit a mail-in voting card?

A. Yes. Any person who votes by a mail-in voting card by mail may revoke it any time before it is voted by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, at the annual general meeting of shareholders of CCEJ.

CCEJ shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

Q. If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A. Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q. Do I have dissenters’ appraisal rights in connection with the share exchange?

A. Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange in accordance with the procedures set forth in the Companies Act and related laws and regulations and the share handling regulations of CCEJ. Any CCEJ shareholder (i) who notifies CCEJ prior to the annual general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against the approval of the share exchange agreement at the shareholders’ meeting; or (ii) who is not entitled to vote at such annual general meeting of shareholders; and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of CCEJ, may demand that CCEJ purchase his or her shares of CCEJ common stock at fair value. If you vote against the share exchange agreement by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. Such demand must be made within the period from the day 20 days prior to the effective date of the share exchange to the day immediately preceding the effective date of the share exchange.

The failure of a CCEJ shareholder who is entitled to vote at the annual general meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the approval of the share exchange agreement at the shareholders’ meeting will in effect constitute a waiver of the shareholder’s right to demand that CCEJ purchase his or her shares of CCEJ common stock at fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights. The dissenters’ appraisal rights for shareholders of CCEJ, as a company becoming a wholly owned subsidiary through a share exchange, are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix E.

Q. Whom can I call with questions?

A. If you have more questions about the share exchange, you should contact:

Coca-Cola West Co., Ltd.

Finance Department

7-9-66 Hakozaki, Higashi-ku

Fukuoka, Fukuoka 812-8650

Japan

Telephone: +81-92-641-8585

Coca-Cola East Japan Co., Ltd.

Corporate Administration

Kokusai Shin-Akasaka West Building,

6-1-20 Akasaka

Minato-ku, Tokyo 107-0052

Japan

Telephone: +81-3-5575-3749

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange being considered at the annual general meeting of CCEJ shareholders.

The Companies

Coca-Cola West Co., Ltd. 7-9-66 Hakozaki, Higashi-ku Fukuoka, Fukuoka 812-8650 Japan Telephone: +81-92-641-8585	Coca-Cola East Japan Co., Ltd. Kokusai Shin-Akasaka West Building 6-1-20 Akasaka Minato-ku, Tokyo 107-0052 Japan Telephone: +81-3-5575-3749

CCW

(page 54)

CCW markets, produces and distributes non-alcoholic beverages and serves a market of approximately 45 million consumers throughout western Japan. It also manufactures and sells healthcare and skincare products. As of June 30, 2016, CCW had total assets of 425,458 million yen. For the year ended December 31, 2015 and the six months ended June 30, 2016, it had net profit attributable to owners of Coca-Cola West Co., Ltd. of 9,649 million yen and 2,015 million yen, respectively.

CCEJ

(page 63)

CCEJ markets, produces, and distributes non-alcoholic beverages and serves a market of approximately 67 million consumers throughout eastern Japan. As of June 30, 2016, CCEJ had total assets of 392,092 million yen. For the year ended December 31, 2015 and the six months ended June 30, 2016, it had net profit attributable to owners of Coca-Cola East Japan Co., Ltd. of 5,187 million yen and 1,244 million yen, respectively.

The Share Exchange and Corporate Split

(page 36)

The boards of directors of CCW and CCEJ have agreed to a statutory share exchange between the two companies under the Companies Act pursuant to which all of the shares of CCEJ will be exchanged for shares of CCW, and CCEJ will thereby become a wholly owned subsidiary of CCW. On September 30, 2016, the two companies entered into an integration agreement and a related share exchange agreement setting forth the exchange ratio and other terms of the transaction. In the share exchange, each shareholder of CCEJ will receive 0.75 shares of CCW common stock for each share of CCEJ common stock that such shareholder holds. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, subject to certain exceptions, to New CCW through an absorption-type corporate split under the Companies Act. CCW is expected to be renamed CCBJI following the consummation of the share exchange and corporate split.

CCEJ shareholders as of the time immediately preceding the effective date of the share exchange will receive 0.75 shares of CCW common stock for each share of CCEJ common stock which they hold. Shareholders of CCEJ will not receive any fractional shares of common stock of CCW in the share exchange. Instead, the shares representing the aggregate of all such fractions (in cases where such aggregated shares include any fractional shares, such fraction will be rounded down) will be sold in the Japanese market or sold to CCW at the market price and the net cash proceeds from the sale will be distributed to the former holders of CCEJ shares on a proportionate basis in accordance with their respective fractions.

The share exchange can only be completed if the share exchange agreement is approved by the shareholders of CCW and CCEJ and certain other conditions are satisfied. If the share exchange agreement is approved by the shareholders of CCW and CCEJ and the other conditions for completing the share exchange are satisfied, the share exchange and related corporate split are expected to become effective on April 1, 2017.

Reasons for the Share Exchange

(page 39)

Through the business integration, CCBJI will pursue a strategy of combining topline growth with aggressive realization of cost synergies and productivity to improve its results of operations, while building and enhancing capabilities to become a world-class Japanese bottler. CCBJI expects to generate 20 billion yen of synergies (based on income before adjustment for taxes, etc.) on a Japanese GAAP basis over the course of three years, by leveraging the strengths of the two entities’ community-based commercial operations, together with greater cost competitiveness in the supply chain, improving its business processes, allocating human resources more optimally and conducting an overall review of how we operate as part of the Coca-Cola system in Japan.

CCW and CCEJ believe that this business integration will accelerate the transformation of the Coca-Cola system in Japan and contribute to the development of the entire Japanese beverage industry by enhancing the Coca-Cola system’s competitive strength in the Japanese beverage market.

The Annual General Meeting of Shareholders

(page 34)

Date, Time and Place. CCEJ’s annual general meeting of shareholders, at which CCEJ shareholders will vote on the share exchange agreement, will be held at 10:00 a.m. on March 23, 2017 (Japan time) at Grand Hyatt Tokyo, 3rd Floor, Grand Ballroom, 6-10-3, Roppongi, Minato-ku, Tokyo, Japan, unless it is postponed or adjourned.

Record Date. Shareholders of record of CCEJ as of December 31, 2016 will be entitled to vote at CCEJ’s annual general meeting of shareholders.

Shares Entitled to Vote. Shareholders who own on the record date at least a unit of CCEJ’s common stock, namely 100 shares, will have one voting right with respect to each unit held.

How to Vote; Required Vote. Shareholders may exercise their voting rights by submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights who has been appointed as their attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. Approval of the share exchange agreement requires the affirmative vote of at least two-thirds of the voting rights of CCEJ shareholders present or represented at the annual general meeting of shareholders of CCEJ, at which shareholders holding at least one-third of the total voting rights of CCEJ shareholders who are entitled to exercise their voting rights are present or represented.

As of December 31, 2016, the directors, executive officers and audit & supervisory board members of CCEJ owned approximately         % of the voting rights of CCEJ common stock. As of December 31, 2016, directors and executive officers of CCW owned approximately         % of the voting rights of CCEJ common stock.

Determination of the Board of Directors of CCEJ with Respect to the Share Exchange

(page 39)

On September 30, 2016, the board of directors of CCEJ (apart from Mr. Irial Finan, who recused himself from the vote on the share exchange as he was also an executive vice president of TCCC, which owns all of the shares of European Refreshments, CCEJ’s largest shareholder) unanimously concluded that the share exchange ratio was appropriate.

In its deliberation of the share exchange, the board of directors of CCEJ considered a number of factors referred to under “The Share Exchange—Reasons for the Share Exchange” beginning on page 39.

Material Japanese Income Tax Consequences of the Share Exchange

(page 43)

Non-resident holders of shares of CCEJ common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from CCEJ as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to CCW, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

(page 43)

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and CCW and CCEJ have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of CCEJ common stock for shares of CCW common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of CCW common stock and unless CCEJ has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of CCEJ common stock for shares of CCW common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Anticipated Accounting Treatment

(page 44)

Through the share exchange, CCEJ will become a wholly owned subsidiary of CCW. If CCBJI financial statements are prepared in accordance with IFRS, this business combination will be accounted for under the acquisition method of accounting. Based on the exchange ratio and the number of common shares outstanding of both CCW and CCEJ as of June 30, 2016, after the effectiveness of the share exchange, former CCW shareholders will own approximately 53.4% of CCBJI and former CCEJ shareholders will own approximately

46.6%. Based on these projected ownership percentages and other relevant facts and circumstances, CCW (expected to be renamed CCBJI) is the acquirer for IFRS financial reporting purposes. Under the acquisition method of accounting, CCBJI will record in any such IFRS financial statements the identifiable tangible and intangible assets acquired and liabilities assumed of CCEJ to be measured at their fair values at the acquisition date. For the purpose of preparing the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus, CCW performed the purchase price allocation on identifiable assets and liabilities. This allocation mainly resulted in the step-up of property, plant and equipment of CCEJ and recognition of intangible assets relating to bottler’s agreements. This purchase price allocation is based on a preliminary estimate of the fair value of assets to be acquired and liabilities to be assumed. The final purchase price allocation will be based on valuation reports prepared at the acquisition date. Management of CCW will be required to exercise significant judgments by making estimates and determining the underlying assumptions in order to value such assets and liabilities. If a different set of fair values were to be used at the time of the acquisition, CCBJI’s results of operations and financial position could differ materially from those presented in the unaudited pro forma condensed consolidated financial information set forth in this prospectus.

Regulatory Matters

(page 44)

CCW and CCEJ have filed notifications and reports regarding the share exchange with the Fair Trade Commission of Japan, or the JFTC. As a result of a pre-filing consultation with the JFTC, the JFTC granted clearance on             , 2016. For a more detailed discussion of the regulatory approvals required for the share exchange, see “The Share Exchange—Regulatory Matters.”

Dissenters’ Appraisal Rights

(page 45)

Under the Companies Act, you may have dissenters’ appraisal rights in connection with the share exchange. For a more detailed discussion of these rights, see “The Share Exchange—Dissenters’ Appraisal Rights.”

Conditions to the Share Exchange

(page 51)

The obligations of each of CCW and CCEJ to carry out the share exchange are subject to the satisfaction of, among other things, conditions such as the following:

•	the share exchange agreement being approved at shareholders’ meetings of both CCW or CCEJ;

•	all necessary approval being obtained from, and the filing of any notification being completed with, any competent authority pursuant to applicable laws; and

•	at least one of the candidates agreed upon between CCW and CCEJ to become a director of CCBJI being expected to become such a director.

Termination

(page 52)

The share exchange agreement may be terminated in the event that any of the following events, among others, occurs:

•	with respect to either CCW or CCEJ, there is a material adverse effect on the financial condition, business results, business, rights and duties or any other condition of such party prior to the effective date of the share exchange;

•	any material event has occurred or is discovered that hinders the consummation of the share exchange, including but not limited to any event that materially affects the calculation of the share exchange ratios relating to the share exchange;

•	a breach of the representations, warranties, covenants or other duties set forth in the integration agreement that has a material adverse effect on the business integration, subject to certain cure periods; or

•	the business, financial or any other condition of CCW or CCEJ (including a subsidiary of either company) has deteriorated in a manner that has a material adverse effect on the business integration, or there is a specific risk of such deterioration.

The integration agreement may be terminated only in either of the following events:

•	CCW and CCEJ agree in writing to terminate the agreement; or

•	the share exchange agreement or the company split agreement ceases to be effective.

The capital and business alliance agreement will be terminated upon any of the following events:

•	the integration agreement is cancelled or otherwise loses effect for any reason prior to the effective date of the share exchange and corporate split;

•	the parties to the agreement agree to terminate the agreement;

•	a material breach by one of the parties, if certain other parties to the agreement choose to terminate the agreement on such basis; or

•	TCCC and its subsidiaries own less than 5% of the voting rights of CCBJI.

Risk Factors

(page 7)

In determining whether to vote to approve the share exchange agreement, you should carefully consider the risk factors beginning on page 7 of this prospectus.

No Solicitation of Proxies, Consents or Authorizations

(page 35)

CCEJ’s management is not soliciting proxies, consents or authorizations with respect to the share exchange prior to the annual general meeting of shareholders.

Comparative Per Share Market Price Data

(page 31)

The shares of CCW common stock are listed on the First Sections of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. The shares of CCEJ common stock are listed on the First Section of the Tokyo Stock Exchange. The following table sets forth the closing sale prices of CCW and CCEJ common stock as reported on the First Section of the Tokyo Stock Exchange on April 25, 2016, the last trading day before CCW and CCEJ announced they would proceed with discussions and review of a business integration, September 30, 2016, the date of the determination of the share exchange ratio as well as the execution of the integration agreement, the share exchange agreement and the capital and business alliance agreement, as well as             , 2017, the last

practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value on these dates. CCW urges you to obtain current market quotations for both CCW’s common stock and CCEJ’s common stock.

	CCW common stock	CCEJ common stock
	Historical	Historical	Implied equivalent value(1)
April 25, 2016	¥2,723	¥1,829	¥2,042
September 30, 2016	¥2,819	¥2,185	¥2,114
, 2017

(1)	The implied equivalent value per share of CCEJ common stock is calculated by multiplying the closing price of CCW common stock on the Tokyo Stock Exchange by the exchange ratio of 0.75.

RISK FACTORS

In addition to the other information included into this prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this prospectus with respect to the share exchange.

Risks Related to the Share Exchange

The exchange ratio will not be adjusted to reflect changes in the market values of CCW and CCEJ common stock. As a result, the value of CCW common stock you receive in the share exchange may be less than the value of your shares when you vote on the share exchange agreement.

Upon the effectiveness of the share exchange, each share of CCEJ common stock will be exchanged for 0.75 shares of CCW common stock. Unless certain events occur that hinder the consummation of or materially adversely affect the business integration by way of the share exchange, the exchange ratio will not be adjusted for changes in the market prices of either company’s common stock. Therefore, even if the relative market values of CCW or CCEJ common stock change, unless an event of the nature described above occurs there will be no change in the number of shares of CCW common stock that shareholders of CCEJ will receive in the share exchange.

The value that holders of CCEJ common stock will receive in the share exchange depends on the market price of CCW common stock at the effective date of the share exchange; any change in the price of CCW’s common stock prior to the effective date of the share exchange will affect the value that holders of CCEJ common stock will receive in the share exchange. The value of the CCW common stock to be received in the share exchange (which will occur nine days after the CCEJ general meeting of shareholders) may be higher or lower than the indicative value as of the date of this prospectus or as of the date of the annual general meeting of shareholders, depending on the then prevailing market prices of CCW common stock.

The share prices of CCW and CCEJ common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of CCW and CCEJ, including actual changes in, or investor perception of, CCW’s and CCEJ’s businesses, operations and prospects. Regulatory developments, as well as current or potential legal proceedings, and changes in general market and economic conditions may also affect the prices of CCW and CCEJ common stock.

The share exchange is subject to regulatory approvals and various conditions set forth in the share exchange agreement and, even though it may be approved by the shareholders of CCEJ, the share exchange nonetheless may not be completed as scheduled, or at all.

Under the share exchange agreement, the respective obligations of CCW and CCEJ to complete the share exchange are subject to a number of specified conditions, including obtaining or satisfying all regulatory approvals, permits, consents and requirements necessary for the effectiveness of the share exchange. Regulatory authorities in Japan or elsewhere may seek to block or delay the share exchange, or may impose conditions that reduce the anticipated benefits of the share exchange or make it difficult to complete as planned and shareholder approval of the share exchange agreement will be subject to fulfillment of such conditions, if any. If all necessary regulatory approvals, permits, consents and requirements are not satisfied, even if the share exchange agreement is approved at CCEJ’s general meeting of shareholders, there is no assurance that the share exchange will ultimately be completed as scheduled, or at all.

CCBJI may fail to realize the anticipated benefits of the share exchange due to the challenges of integrating the operations of CCW and CCEJ.

The success of the share exchange will depend, in part, on CCBJI’s ability to realize the anticipated growth opportunities and cost savings from combining the businesses of CCW and CCEJ. CCBJI’s ability to realize these anticipated benefits will depend in part on the extent to which CCBJI can successfully implement and manage the business integration of CCW and CCEJ, including the following:

•	identifying areas and activities that present substantial potential synergies as a result of the share exchange, and allocating resources effectively to those and other promising areas and activities;

•	effectively integrating their respective organizations, business cultures, procedures and operations;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If CCBJI is not able to successfully manage the integration process, take advantage of the anticipated synergies and create an integrated business, the anticipated benefits of the share exchange and subsequent integration may not be realized fully or at all or may take longer to realize than expected.

Significant costs will be incurred in the course of the share exchange and in the subsequent integration of the business operations of the two companies.

CCW and CCEJ expect to incur significant costs related to the share exchange and in the subsequent integration of the business operations of the two companies. These transaction-related expenses include financial advisory, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Some or all of these costs are payable by CCW and CCEJ whether or not the share exchange is completed.

In addition to transaction-related expenses, CCBJI may also incur significant indirect costs while integrating and combining the businesses of CCW and CCEJ, including reallocating and integrating resources and operations. Moreover, CCBJI may also incur significant opportunity costs in the form of substantial disruption to its business and distraction of its management and employees from day-to-day operations.

Additional significant costs may be incurred in connection with any shareholder litigation or appraisal claims in compensating dissenting shareholders of CCW or CCEJ who exercise their appraisal rights.

Uncertainties associated with the share exchange may damage CCBJI’s relationships with customers, suppliers and business partners of CCW and CCEJ.

Current customers, suppliers and business partners of CCW or CCEJ may, in response to the announcement of the share exchange or to subsequent steps taken to integrate the businesses of CCW and CCEJ, delay or defer decisions concerning their relationships with CCW or CCEJ because of uncertainties related to the share exchange, including the absence of certainty that the share exchange will be completed. The loss of such customers, suppliers and business partners may have a material adverse effect on CCBJI’s business and results of operations.

Negative media coverage of the share exchange, as well as statements by parties with competing interests, could have a materially adverse effect on CCBJI’s reputation, business and results of operations.

The share exchange of CCW and CCEJ is being covered by both Japanese and foreign media. Some of this coverage may be negative and pertains to a wide range of matters relating to the share exchange. Negative media coverage about the share exchange, regardless of its veracity, may affect investor sentiment and could have a material adverse effect on the stock price of CCBJI. The resulting reputational harm from such negative media coverage relating to the share exchange may also affect consumer perception, negatively affecting the business and results of operations of CCBJI. CCBJI, as well as CCW and CCEJ, may also be forced to devote considerable resources to address the impact of such media coverage relating to the share exchange.

In connection with the effectiveness of the share exchange, it will not be possible to trade shares of CCEJ common stock during certain periods.

In connection with the share exchange, CCEJ shares will be delisted from the Tokyo Stock Exchange. Under the current schedule and assuming the share exchange is completed, the last day of trading in shares of CCEJ is expected to be four trading days prior to the effective date of the share exchange and the delisting of those shares is expected to be three trading days prior to the effective date of the share exchange. Holders of CCEJ shares who will receive shares in the share exchange are expected to be able to sell them beginning on April 1, 2017. As a result, holders of CCEJ shares will not be able to trade their shares, or the CCW shares they will be entitled to receive when the share exchange is completed, during the period between the delisting of CCEJ shares and the effective date of the share exchange. Accordingly, these holders will be subject to the risk of not being able to sell their shares, including during a falling market.

CCEJ shareholders will have a reduced ownership and voting interest in CCBJI and will therefore have less influence over the management of CCBJI.

After the effectiveness of the share exchange, CCEJ’s shareholders will own a significantly smaller percentage of CCW, which will be renamed CCBJI after the consummation of the share exchange and the corporate split, than they currently own of CCEJ. Based on the exchange ratio and the number of common shares outstanding of both CCW and CCEJ as of December 31, 2016, CCEJ’s shareholders will own approximately         % of CCBJI following effectiveness of the share exchange. Consequently, CCEJ’s shareholders will have less influence over the management and policies of CCBJI than they currently have in CCEJ.

The fairness opinion obtained by CCEJ is based primarily on financial information prepared under Japanese GAAP and, accordingly, U.S. investors should not place undue reliance on such fairness opinion.

The financial analyses and fairness opinion of CCEJ’s financial advisor, JPMorgan Securities Japan Co., Ltd., or J.P. Morgan, is based primarily upon financial information of CCEJ prepared in accordance with Japanese GAAP. The accounting treatment of some items and transactions differ significantly between Japanese GAAP and IFRS. Accordingly, the financial analyses and fairness opinion of CCEJ’s financial advisor may differ from any analyses and opinions that would have been produced if the advisor had relied primarily on the IFRS financial statements included in this prospectus. U.S. investors should be aware of the differences between Japanese GAAP and IFRS when reviewing the financial analyses and fairness opinion of CCEJ’s financial advisor contained elsewhere in this prospectus.

The fairness opinion that CCEJ has obtained from its financial advisor is based on assumptions as of a certain date, and may not be valid as of a later date.

CCEJ has not obtained from its financial advisor, J.P. Morgan, an updated fairness opinion as of the date of this prospectus. The fairness opinion was provided by the financial advisor as of September 29, 2016 and does not speak as of any date other than the date of the opinion and is subject to various assumptions and qualifications. Changes in the operations and prospects of CCW and CCEJ, general market and economic conditions and other factors that may be beyond the control of CCW and CCEJ, and on which the fairness opinion was based, may have altered the value of CCW and CCEJ, or the market price of CCW and CCEJ common stock as of the date of this prospectus, or may alter such values and prices by the time the share exchange is completed. You are encouraged to read the fairness opinion, which is included elsewhere in this prospectus, in its entirety.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of CCW issued in the share exchange.

Until six months after the effective date of the share exchange, any of CCW’s or CCEJ’s shareholders, directors or liquidators or CCEJ’s audit & supervisory board members as of the effective date of the share exchange may bring a court action to nullify the share exchange. CCBJI’s or CCEJ’s shareholders, directors, liquidators or bankruptcy trustees or CCEJ’s audit & supervisory board members may also bring a court action to nullify the share exchange until six months after the effective date of the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of CCBJI’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the share exchange would be nullified and the CCW shares issued in the exchange would be invalidated.

The U.S. federal income tax consequences to U.S. Holders of the share exchange are not certain.

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and CCW and CCEJ have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange does not qualify as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange by U.S. Holders of shares of CCEJ common stock for shares of CCW common stock will be treated as a taxable exchange for U.S. federal income tax purposes. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Risks Relating to CCBJI’s Business

CCBJI’s business success will depend upon its relationship with TCCC and CCJC.

Under the terms of CCW’s and CCEJ’s bottler’s agreements with TCCC and CCJC:

•	Each company purchases its entire requirement of concentrates and beverage bases (coffee beans, tea leaves, juices, milk, etc.) for its beverages from CCJC at prices, terms of payment, and other terms and conditions determined from time to time by TCCC at its sole discretion. These contracts with TCCC and CCJC contain no express limits on the prices TCCC may charge CCW or CCEJ.

•	CCW’s and CCEJ’s bottler’s agreements and related agreements with TCCC are for fixed terms, and most of them are renewable only at the discretion of TCCC at the conclusion of their current terms. A decision by TCCC not to renew a current fixed-term bottler’s agreement at the end of its term could substantially and adversely affect CCBJI’s results of operations.

•	CCW and CCEJ receive from TCCC and CCJC, at their discretion, significant support in terms of marketing and sales promotion. Programs currently in effect or under discussion contain requirements or are subject to conditions established by CCJC, which CCW or CCEJ may not satisfy. The terms of most of the marketing programs contain no express obligation for TCCC or CCJC to participate in future programs or to continue past levels of payments into the future.

•	Each of CCW and CCEJ is obligated to maintain sound financial capacity to perform its duties as required and determined by TCCC and CCJC at their sole discretion. These duties include, but are not limited to, making certain investments in marketing activities to stimulate the demand for beverage products in CCW’s and CCEJ’s respective territories and making infrastructure improvements to ensure their facilities and distribution network are capable of handling the demand for these beverages.

•	Each company must obtain approval from TCCC to acquire any bottler of Coca-Cola or to dispose of one or more of their Coca-Cola bottling territories.

Products licensed to CCW and CCEJ through TCCC and its affiliates represent the vast majority of CCW’s non-alcoholic beverage products and the vast majority of CCEJ’s products. Disagreements with TCCC or CCJC concerning other business issues may lead TCCC and CCJC to act adversely to CCW’s or CCEJ’s interests with respect to the matters described above, which could negatively affect CCBJI’s results of operations.

Product quality issues could tarnish the image of the affected brands and adversely affect CCBJI’s results of operations.

Beverages are the core product of CCW and CCEJ. Recently, the food and beverage industry in Japan has faced incidents such as product contamination. Such incidents have increased consumers’ focus on the quality and safety of food and beverage products.

If CCW’s or CCEJ’s beverage products become or are perceived to have become contaminated, or are damaged or mislabeled, they may have to recall such products. Furthermore, if the consumption of such products causes injury or illness, CCW or CCEJ may be held liable. A significant product liability or other product-related legal judgment against CCW or CCEJ, or a widespread recall, could substantially damage CCBJI’s brand image and results of operations. Furthermore, in the event of an incident related to product quality, CCW’s or CCEJ’s brand image could be severely tarnished and the demand for such products may decline, irrespective of whether or not CCW or CCEJ was actually at fault. Similar consequences may arise even if the incident relates only to the Coca-Cola branded products manufactured by companies other than CCW or CCEJ. As such, an incident of this nature could adversely affect CCBJI’s results of operations.

Consumers’ enhanced health consciousness may reduce the demand for CCBJI’s products.

Consumers’ growing health consciousness is causing them to focus on the safety of the caffeine, sugar, sweetener or food additives contained in CCBJI’s products. In the event CCBJI cannot adapt to changing consumer preferences relating to beverage products, its results of operations may be adversely affected.

Changes in the marketplace, including changes in the competitive landscape and in relationships with large customers, may adversely affect CCBJI’s results of operations.

Competition among non-alcoholic beverage manufacturers has been intensifying. CCW’s and CCEJ’s ability to grow or maintain their market share or profitability may be limited by the actions of their competitors, who may have lower costs and thus advantages in setting their prices, or have other strengths as compared to CCW or CCEJ. Further, a significant amount of CCW’s and CCEJ’s non-alcoholic beverage products are sold through vending machines and retail chains. As large retail chains, including supermarkets and convenience stores, are becoming more consolidated, they may seek to use their greater purchasing power to improve their profitability through lower prices or greater emphasis on generic and other private-label brands. CCW and CCEJ may respond to these forces with lower than expected net pricing for their products. Further, the continued emergence of discount and online retailers may also increase the pressure on CCW’s and CCEJ’s relationships and supply terms with their customers. As a result, consumer purchasing trends may shift away from vending machines, which are more profitable for CCW and CCEJ, towards retail chains.

If CCW and CCEJ are unable to implement effective sales and marketing strategies to address these competitive pressures and changes, CCBJI’s sales and market share may decrease and its selling costs may increase, thereby adversely affecting CCBJI’s results of operations.

Adverse weather conditions could limit the demand for CCBJI’s non-alcoholic beverages.

Weather conditions tend to impact the sales of non-alcoholic beverages. Cool summers or warm winters, for example, often have a significant impact on consumer demand for such products. In particular, CCW and CCEJ’s operating income during the third quarter of the fiscal year tends to be significantly higher than in other quarters. As a result, cool or wet weather in the summer may have a particularly significant adverse effect on CCBJI’s results of operations.

CCW’s healthcare & skincare business may face increasingly intense competition.

New entrants from other industries are continuing to enter into Japan’s health food and cosmetics industries, in which CCW operates through its healthcare & skincare business. As a result, CCW anticipates that competition in these markets will intensify even further, which may adversely affect CCBJI’s results of operations.

Fluctuation in economic conditions in Japan and other countries could adversely affect CCBJI’s operating results.

Sales of non-alcoholic beverages are closely linked to trends in personal consumption. Any rapid decline in personal consumption caused by such factors as a sluggish Japanese economy or a consumption tax increase, or a fall in CCW or CCEJ’s product prices due to deflation, could adversely affect CCBJI’s results of operations.

In addition, possible increases in the costs of raw materials, ingredients, or packaging materials such as aluminum, sugar or steel due to changes in overseas economic conditions could also adversely affect CCBJI’s results of operations.

Furthermore, fluctuations in the market value of assets such as securities and land may adversely affect CCBJI’s results of operations and financial condition. In particular, both CCW and CCEJ have defined benefit pension plans; should the returns on the plan assets for such pension plans worsen, the associated retirement benefit costs may increase. In addition, if economic factors, changes in the business environment or other factors cause the results of CCW’s healthcare & skincare business to not be as favorable as CCW hopes, CCBJI may record impairment losses on the goodwill it has recorded regarding that business.

CCBJI will be subject to various laws, regulations and standards and may face new compliance costs in connection with the implementation of stricter regulations.

CCW’s and CCEJ’s businesses relating to the manufacturing and marketing of beverages as well as the maintenance and repair of related sales equipment and the delivery of such products are subject to a number of regulations in Japan, including the Food Sanitation Act, the Act Against Unjustifiable Premiums and Misleading Representations, the Act on the Promotion of Sorted Collection and the Recycling of Containers and Packaging, the Product Liability Act, the Road Traffic Act and the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade. In addition, both companies are required to comply with new or revised laws and regulations relating to Japan’s Social Security and Tax Number System, promotion of the employment of persons with disabilities and the mandated implementation of stress check tests on employees. Stricter regulations in these or other areas may require CCBJI to incur additional expenses to ensure compliance with those rules, which may have an adverse effect on CCBJI’s operating results.

Private and confidential information may be misappropriated or deleted due to information technology failures, cyber incidents or other reasons.

In the process of conducting their businesses, CCW and CCEJ have come to hold a significant volume of private or confidential information relating to their customers, employees and business partners. In the event such information is leaked or deleted, whether due to failures in information technology systems, cyber-attacks from third parties, or human error on the part of CCW or CCEJ personnel, public confidence in CCBJI as well as CCBJI’s results of operations may be adversely affected.

Natural or man-made disasters may adversely affect CCBJI’s personnel, offices, major facilities and IT systems.

Natural disasters, such as typhoons or earthquakes, as well as man-made disasters, could lead to a loss of human resources, failure of its equipment, facilities and IT systems, or a suspension or delay in the recovery of business operations. Such consequences may adversely affect CCBJI’s results of operations and financial condition.

Potential water resource scarcity may adversely affect CCBJI’s operating results.

Water, which is the primary ingredient in all of CCW’s and CCEJ’s non-alcoholic beverage products, will be vital to the manufacturing processes for those products and is needed to produce the agricultural ingredients that will be essential to their non-alcoholic beverage business. Water scarcity and deterioration in the quality of available water sources in Japan, or in countries in CCW’s and CCEJ’s supply chains, even if temporary, may result in increased production costs or capacity constraints, which could adversely affect CCBJI’s ability to produce and sell its beverages and increase its costs.

Risks of Owning CCBJI Shares

If CCBJI becomes a holding company, its ability to meet its obligations will depend upon the results of operations from its subsidiaries. CCBJI’s ability to pay dividends will also be restricted by statutory provisions.

CCW, which will be renamed CCBJI, and CCEJ have announced that at the effective date of the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, other than its group management and administration operations, the management of its assets, and assets and liabilities related thereto (including its real estate holdings as well as its subsidiary Q’sai Co., Ltd.), to New CCW, a wholly owned subsidiary of CCW through an absorption-type corporate split under the Companies Act. If this occurs, CCBJI will conduct substantially all of its operations through its subsidiaries and will be dependent upon the earnings and cash flows of, and dividends and other distributions from, its subsidiaries to provide funds necessary to meet its obligations. The ability of CCBJI’s subsidiaries to pay dividends to CCBJI may be limited by statutory provisions and contractual restrictions. As a result, although CCBJI’s subsidiaries may have cash, CCBJI may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders, if any.

Under the Companies Act, CCBJI will not be able to declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, CCBJI will be permitted to pay dividends only if it has a certain amount of surplus as calculated based on the aggregate of other capital surplus and other retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Description of CCW Common Stock—Dividends—Restrictions on Dividends.”

In addition, CCBJI’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by CCBJI as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary to be held by CCBJI will effectively be subordinated to all existing and future liabilities and obligations of that subsidiary.

Japan’s unit share system imposes restrictions on the rights of holders of shares of CCW common stock that do not constitute a unit, and holders of CCBJI common stock are expected to be subject to the same restrictions.

Pursuant to the Companies Act and certain related legislation, the articles of incorporation of CCW, which will be renamed CCBJI after the consummation of the share exchange and the corporate split,

provide that 100 shares of CCW common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, CCW’s articles of incorporation provide that a holder of less than one unit of CCW shares may request that CCW sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as CCW has treasury stock to sell upon such request. Holders of shares of CCBJI common stock are expected to be subject to the same or similar restrictions upon effectiveness of the share exchange.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act, govern the affairs of CCW, which will be renamed CCBJI after the consummation of the share exchange and the corporate split. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if CCW were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell CCBJI shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon CCW’s directors or senior management, or to enforce against CCW or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

CCW is a joint stock company incorporated under the laws of Japan. The substantial majority of CCW’s directors and senior management reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of CCW and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against CCW or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. CCW believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

CCBJI will likely terminate its registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

CCBJI will likely decide to terminate its registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If CCBJI terminates its registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S.

shareholders will have access to less information about CCBJI and its business, operations and financial performance. If CCBJI terminates its registration under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If CCBJI is unable to terminate its registration as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of each of CCBJI, CCW and CCEJ about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of each of CCBJI, CCW and CCEJ could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of CCBJI, CCW and CCEJ to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Neither CCW nor CCEJ undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect future developments and performance of CCBJI, CCW and CCEJ, including the following:

•	challenges in integrating the operations of CCW and CCEJ;

•	CCBJI’s relationship with TCCC and CCJC;

•	product quality issues that could tarnish the image of the affected brands and adversely affect CCBJI’s results of operations;

•	consumers’ enhanced health consciousness, and the impact that may have on the demand for CCBJI’s products;

•	changes in the marketplace, including changes in the competitive landscape and in CCBJI’s relationships with large customers;

•	adverse weather conditions;

•	increasingly intense competition in the healthcare & skincare business;

•	fluctuation in economic conditions in Japan and other countries;

•	the various laws, regulations and standards CCBJI will be subject to, and new compliance costs it may have to incur in connection with the implementation of stricter regulations;

•	private and confidential information that may be misappropriated or deleted due to information technology failures, cyber incidents or other reasons;

•	natural or man-made disasters that may adversely affect CCBJI’s personnel, offices, major facilities and IT systems; and

•	potential water resource scarcity.

SELECTED HISTORICAL FINANCIAL DATA OF CCW

IFRS Selected Historical Financial Data

The following IFRS selected historical financial data of CCW as of and for the fiscal years ended December 31, 2014 and 2015 have been derived from CCW’s annual consolidated financial statements prepared in accordance with IFRS, which have been audited by KPMG AZSA LLC, an independent registered public accounting firm, and which are included elsewhere in this prospectus.

The following IFRS selected historical financial data of CCW as of June 30, 2016 and for the six months ended June 30, 2015 and 2016 have been derived from CCW’s unaudited condensed interim consolidated financial statements, included elsewhere in this prospectus and prepared in accordance with IAS 34 Interim Financial Reporting, which include, in the opinion of CCW’s management, all adjustments considered necessary to present fairly the results of operations and financial position of CCW for the periods or dates presented. The results of operations for an interim period are not necessarily indicative of the results for the full year or any other interim period.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of CCW, accompanying notes and other financial information included herein. You should also read “CCW Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the six-month period ended June 30,
	2015	2016
	(Unaudited) (Millions of yen except per share data)
Consolidated Statements of Profit or Loss:
Net sales	¥198,048	¥211,061
Gross profit	88,537	96,815
Selling, general and administrative expenses	86,619	91,722
Operating profit	8,244	3,681
Profit for the period before income tax	8,479	3,445
Net profit for the period	6,803	2,046

Per Share Data:
Net profit for the period attributable to owners of CCW per share
Basic and diluted(1)	¥61.76	¥18.46
Dividends per share(2)	20.00	20.00

	For the year ended December 31,
	2014	2015
	(Millions of yen except per share data)
Consolidated Statements of Profit or Loss:
Net sales	¥414,230	¥429,289
Gross profit	183,553	193,494
Selling, general and administrative expenses	170,930	177,498
Operating profit	9,775	13,822
Profit for the period before income tax	10,043	13,717
Net profit for the year	6,300	9,717

Per Share Data:
Net profit for the year attributable to owners of CCW per share
Basic and diluted(1)	¥57.42	¥88.40
Dividends per share(2)	41.00	41.00

	As of December 31,		As of June 30, 2016
	2014	2015
			(Unaudited)
	(Millions of yen except number of shares)
Consolidated Statements of Financial Position:
Total current assets	¥111,223	¥153,347	¥154,204
Total non-current assets	280,198	278,125	271,254
Total assets	391,421	431,472	425,458
Total current liabilities	56,210	60,357	61,256
Total non-current liabilities	50,102	78,047	75,817
Total liabilities	106,312	138,404	137,073
Equity attributable to owners of CCW	284,734	292,684	287,997
Common stock with no par value	15,232	15,232	15,232
Number of shares
Authorized	270,000,000	270,000,000	270,000,000
Issued	111,125,714	111,125,714	111,125,714
Treasury shares	1,984,123	1,986,911	1,987,992

(1)	Basic and diluted net profit per share is calculated by dividing net profit for the period/year attributable to owners of CCW by the weighted-average number of shares of common stock outstanding during the period/year, excluding common stock purchased by CCW and held as treasury shares. During the periods set forth above, CCW did not have any potential common shares.
(2)	Dividends per share is based on dividends paid on CCW common stock during the periods/years indicated.

SELECTED HISTORICAL FINANCIAL DATA OF CCEJ

IFRS Selected Historical Financial Data

The following IFRS selected historical financial data of CCEJ as of and for the fiscal years ended December 31, 2014 and 2015 have been derived from CCEJ’s annual consolidated financial statements prepared in accordance with IFRS, which have been audited by Ernst & Young ShinNihon LLC, independent auditors, and which are included elsewhere in this prospectus.

The following IFRS selected historical financial data of CCEJ as of June 30, 2016 and for the six months ended June 30, 2015 and 2016 have been derived from CCEJ’s unaudited consolidated financial statements, included elsewhere in this prospectus and prepared in accordance with IAS 34 Interim Financial Reporting, which include, in the opinion of CCEJ’s management, all adjustments considered necessary to present fairly the results of operations and financial position of CCEJ for the periods or dates presented. The results of operations for an interim period are not necessarily indicative of the results for the full year or any other interim period.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of CCEJ, related notes and other financial information included herein. You should also read “CCEJ Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the six months ended June 30,
	2015	2016
	(Unaudited)
	(Millions of yen except per share data)
Consolidated Statements of Profit or Loss:
Revenue	¥257,103	¥265,862
Cost of goods sold	141,690	145,830
Selling, general and administrative expenses	112,368	116,562
Operating profit	1,685	2,323
Profit before tax	1,517	2,028
Net profit	930	1,253

Per Share Data:
Net profit attributable to owners of CCEJ per share
Basic(1)	¥7.4	¥9.8
Diluted(2)	7.4	9.8
Cash dividends per share(3)	16.0	16.0

	For the year ended December 31,
	2014	2015
	(Millions of yen except per share data)
Consolidated Statements of Profit or Loss:
Revenue	¥519,053	¥548,021
Cost of goods sold	289,330	303,429
Selling, general and administrative expenses	216,864	232,363
Operating profit	11,805	9,096
Profit before tax	11,809	9,224
Net profit	7,353	5,199

Per Share Data:
Net profit attributable to owners of CCEJ per share
Basic(1)	¥60.6	¥41.4
Diluted(2)	60.6	41.3
Cash dividends per share(3)	32.0	32.0

	As of December 31,		As of June 30, 2016
	2014	2015
			(Unaudited)
	(Millions of yen except number of shares)
Consolidated Statements of Financial Position:
Total current assets	¥125,330	¥124,992	¥135,861
Total assets	352,247	380,314	392,092
Total current liabilities	87,323	86,886	104,131
Long-term loans	13	2,521	2,029
Total liabilities	139,802	150,783	174,859
Equity attributable to owners of the parent	212,245	229,368	217,060
Common stock	6,500	6,500	6,500
Number of shares
Authorized	487,000,000	487,000,000	487,000,000
Issued	121,898,978	127,680,144	127,680,144
Treasury shares	854,430	855,654	837,216

(1)	Basic net profit per share is calculated by dividing net profit by the weighted-average number of shares of common stock outstanding during the period, excluding common stock purchased by CCEJ and held as treasury shares.
(2)	Diluted net profit per share is calculated by dividing net profit by the weighted-average number of shares of common stock outstanding adjusted for the effect of all dilutive potential common stock.
(3)	Cash dividends per share represents dividends paid on CCEJ common stock during the period indicated.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information gives effect to the business integration between CCW and CCEJ through a statutory share exchange under the Companies Act. CCEJ will become a wholly owned subsidiary of CCW, whose company name, upon completion of the business integration, is planned to be changed to Coca-Cola Bottlers Japan Inc. See “Agreements Relating to the Share Exchange” appearing elsewhere in this prospectus for information regarding the manner in which the business integration will be consummated.

This unaudited pro forma condensed consolidated financial information consists of the unaudited pro forma condensed consolidated statement of financial position, the unaudited pro forma condensed consolidated statement of profit or loss and accompanying notes.

The unaudited pro forma condensed consolidated statement of financial position as of June 30, 2016 has been prepared as if the share exchange had occurred on June 30, 2016. The unaudited pro forma condensed consolidated statement of financial position has been derived from the historical unaudited consolidated statements of financial position of CCW and CCEJ as of June 30, 2016 prepared in accordance with IFRS included in this prospectus and the adjustments made to arrive at the pro forma financial information.

The unaudited pro forma condensed consolidated statements of profit or loss for the year ended December 31, 2015 and for the six-month period ended June 30, 2016 have been prepared as if the share exchange had occurred on January 1, 2015. The unaudited pro forma condensed consolidated statements of profit or loss have been derived from the historical consolidated statements of profit or loss of CCW and CCEJ for the year ended December 31, 2015 and the unaudited condensed interim statements of profit or loss of CCW and CCEJ for the six-month period ended June 30, 2016, included in this prospectus, and the adjustments made to arrive at the pro forma financial information.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what CCBJI’s financial position or results of operations actually would have been had the business integration been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of CCBJI.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

•	Accompanying notes to the unaudited pro forma condensed consolidated financial information;

•	Historical audited consolidated financial statements of CCW and CCEJ for the year ended December 31, 2015, included in this prospectus; and

•	Historical unaudited condensed interim consolidated financial statements of CCW and CCEJ for the six-month period ended June 30, 2016 included in this prospectus.

The unaudited pro forma condensed consolidated financial information has been prepared by applying the acquisition method in accordance with IFRS 3 “Business Combinations.” CCW is identified as the acquirer for accounting purposes.

The acquisition method of accounting is dependent upon certain provisional valuations based on facts and circumstances that existed at the date the unaudited pro forma consolidated financial information has been prepared. The actual results of acquisition accounting will depend upon the prevailing market rates and conditions at the date of the acquisition. Thus, new information obtained subsequent to the date of pro forma financial information may result in an adjustment to the provisional amount of more than one asset or liability.

CCW and CCEJ have not yet completed a formal plan for combining the two companies’ operations. Accordingly, additional liabilities may be recognized in connection with the business integration and restructuring which may be carried out. The unaudited pro forma condensed consolidated financial information does not reflect these additional liabilities and costs because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available. These costs may be recognized in profit or loss in future periods.

In addition, the unaudited pro forma condensed consolidated financial information does not reflect any anticipated synergies or cost savings.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2016

			Pro forma adjustments
	CCW	CCEJ	Change in the scope of consolidation Note (1)	Other adjustments	Note (2)	Pro forma consolidated
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	70,839	21,161	9,771	—		101,771
Trade and other receivables	41,141	59,896	25,768	(24,806)	(a)	101,999
Other financial assets	1,138	876	128	(912)	(a)	1,230
Inventories	37,732	41,636	1,040	—		80,408
Other current assets	3,354	12,292	9,232	(9,978)	(a)	14,900

Total current assets	154,204	135,861	45,939	(35,696)		300,308
Non-current assets:
Property, plant and equipment	188,595	210,856	1,544	15,120	(b)	416,115
Goodwill and intangible assets	49,120	11,224	7,955	48,073	(c) (f)	116,372
Investment property	4,841	—	—	—		4,841
Equity-method investees	865	857	(1,407)	—		315
Other financial assets	21,984	15,071	446	(3,749)	(a)	33,752
Deferred tax assets	5,521	13,726	227	486		19,960
Other non-current assets	328	4,497	101	—		4,926

Total non-current assets	271,254	256,231	8,866	59,930		596,281

Total assets	425,458	392,092	54,805	24,234		896,589

Liabilities and Equity

Liabilities
Current liabilities:
Trade and other payables	47,055	61,105	31,793	(28,451)	(a)	111,502
Borrowings and bonds payable	1,268	30,040	1,979	(912)	(a)	32,375
Other financial liabilities	325	890	965	—		2,180
Income taxes payable	2,947	1,854	140	—		4,941
Other current liabilities	9,661	10,242	12,201	(4,790)	(a)	27,314

Total current liabilities	61,256	104,131	47,078	(34,153)		178,312
Non-current liabilities:
Borrowings and bonds payable	49,987	31,949	4,329	(3,712)	(a)	82,553
Other financial liabilities	1,222	612	(36)	—		1,798
Defined benefit liabilities	7,604	33,282	591	—		41,477
Deferred tax liabilities	13,791	828	791	12,114	(d)	27,524
Provisions	1,034	2,469	(1,317)	—		2,186
Other non-current liabilities	2,179	1,588	1,610	—		5,377

Total non-current liabilities	75,817	70,728	5,968	8,402		160,915

Total liabilities	137,073	174,859	53,046	(25,751)		339,227

Equity
Equity attributable to owners of the Company:
Share capital	15,232	6,500	—	(6,500)	(e)	15,232
Capital surplus	109,072	157,324	—	110,778	(e)	377,174
Treasury shares	(4,590)	(1,153)	—	1,153	(e)	(4,590)
Retained earnings	164,247	52,280	1,296	53,337	(e)	164,486
Other reserves	4,036	2,109	—	(2,109)	(e)	4,036

Total equity attributable to owners of the Company	287,997	217,060	1,296	49,985		556,338
Non-controlling interests	388	173	463	—		1,024

Total equity	288,385	217,233	1,759	49,985		557,362

Total liabilities and equity	425,458	392,092	54,805	24,234		896,589

See the accompanying notes to the unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2015

	CCW	CCEJ	Pro forma adjustments		Note (3)	Pro forma consolidated
			Change in the scope of consolidation Note (1)	Other adjustments
	(Millions of yen, except per share data)
Net sales	429,289	548,021	11,816	(27,728)	(aa)	961,398
Cost of sales	(235,795)	(303,429)	(8,967)	18,284	(aa)	(529,907)

Gross profit	193,494	244,592	2,849	(9,444)		431,491
Selling, general and administrative expenses	(177,498)	(232,363)	(4,923)	9,444	(aa)	(405,340)
Other income	8,622	1,295	6	—		9,923
Other expense	(10,467)	(3,856)	183	—		(14,140)
Share of profit (loss) of equity-method investees	(329)	(572)	929	—		28

Operating profit	13,822	9,096	(956)	—		21,962
Finance income	587	1,084	1	(92)	(aa)	1,580
Finance expense	(692)	(956)	(1,239)	92	(aa)	(2,795)

Profit for the year before income tax	13,717	9,224	(2,194)	—		20,747
Income tax expense	(4,000)	(4,025)	1,203	1,337	(bb)	(5,485)

Net profit for the year	9,717	5,199	(991)	1,337		15,262

Net profit for the year attributable to:
Owners of the Company	9,649	5,187	(475)	1,337		15,698
Non-controlling interests	68	12	(516)	—		(436)

Earnings per share
Basic (yen)	88.4	41.4				77.3
Diluted (yen)	—	41.3				77.2
Weighted-average shares used to calculate Earnings per share
Basic (thousand)	109,140	125,399				203,189
Diluted (thousand)	—	125,571				203,318

See the accompanying notes to the unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2016

			Pro forma adjustments
	CCW	CCEJ	Change in the scope of consolidation Note (1)	Other adjustments	Note (3)	Pro forma consolidated
	(Millions of yen, except per share data)
Net sales	211,061	265,862	5,504	(11,135)	(aa)	471,292

Cost of sales	(114,246)	(145,830)	(2,783)	6,744	(aa)	(256,115)

Gross profit	96,815	120,032	2,721	(4,391)		215,177
Selling, general and administrative expenses	(91,722)	(116,562)	(2,415)	4,391	(aa)	(206,308)
Other income	288	496	1	—		785
Other expense	(1,307)	(1,122)	(1)	—		(2,430)
Share of profit (loss) of equity-method investees	(393)	(521)	874	—		(40)

Operating profit	3,681	2,323	1,180	—		7,184
Finance income	260	251	779	(39)	(aa)	1,251
Finance expense	(496)	(546)	(3,568)	39	(aa)	(4,571)

Profit for the period before income tax	3,445	2,028	(1,609)	—		3,864
Income tax expense	(1,399)	(775)	848	649	(bb)	(677)

Net profit for the period	2,046	1,253	(761)	649		3,187

Net profit for the period attributable to:
Owners of the Company	2,015	1,244	(615)	649		3,293
Non-controlling interests	31	9	(146)	—		(106)

Earnings per share
Basic (yen)	18.5	9.8				16.1
Diluted (yen)	18.5	9.8				16.1
Weighted-average shares used to calculate Earnings per share
Basic (thousands)	109,138	126,833				204,263
Diluted (thousands)	109,138	127,050				204,426

See the accompanying notes to the unaudited pro forma condensed consolidated financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

1.	Description of transaction

On April 26, 2016, Coca-Cola West Co., Ltd. (CCW) and Coca-Cola East Japan Co., Ltd. (CCEJ) entered into a basic agreement to proceed with discussions and consideration of a business integration of the two companies and to conduct a share exchange. On September 30, 2016, the two companies executed a business integration agreement and a share exchange agreement. The share exchange is scheduled to be conducted with an effective date of April 1, 2017, subject to shareholder approvals at the annual general meeting of shareholders of both CCW and CCEJ to be held in March 2017.

Under the share exchange, CCEJ’s shares of common stock are scheduled to be delisted on March 29, 2017 from the first section of the Tokyo Stock Exchange, just prior to the effective date of the share exchange. The shareholders of CCEJ will be allotted shares of CCW in exchange. CCEJ’s shareholders will receive 0.75 shares of common stock of CCW for each share of CCEJ common stock. Upon completion of the business integration, the company name of CCW is planned to be changed to Coca-Cola Bottlers Japan Inc. (CCBJI).

The business integration through the share exchange will be accounted for by CCW under the acquisition method of accounting in accordance with IFRS as issued by the IASB (“IFRS”), where CCW is the accounting acquirer for financial reporting purposes and will record the identifiable tangible and intangible assets acquired and liabilities assumed of CCEJ at their respective fair values. Management of CCBJI will be required to exercise significant judgments when making estimates and determining the underlying assumptions in order to value such assets and liabilities. Differences between these preliminary estimates and the final acquisition may occur and these differences may have a material impact on the accompanying unaudited pro forma condensed consolidated statements of financial position and profit or loss.

2.	Estimate of consideration to be transferred

The following is a preliminary estimate of the consideration expected to be transferred:

Outstanding common shares of CCEJ as of June 30, 2016 (thousands)	127,680
Less: common shares of CCEJ held by CCW and CCEJ of June 30, 2016 (thousands)	(856)

Total outstanding shares of CCEJ as of June 30, 2016 (thousands)	126,824
Multiplied by the share exchange ratio	0.75
Shares of CCW to be issued (thousands)	95,118
Multiplied by CCW closing share price on September 30, 2016 (yen)	2,819
Estimate of consideration to be transferred (millions of yen)	268,138

At June 30, 2016, CCW and CCEJ had 111,126 thousand and 127,680 thousand common shares outstanding, respectively. Under the business integration agreement with a share transfer ratio of 1 to 0.75, CCW will issue 95,118 thousand CCW common shares in exchange for outstanding common shares of CCEJ.

Using the share price of CCW for the past year, a range of possible outcomes was determined that appeared reasonable in light of the market volatility, based on the daily change in share price. Based on such volatility, a 1% change to 10% change in the market price would impact the estimated consideration to be transferred by ¥2,681 million to ¥26,814 million, respectively.

3.	Estimated pro forma allocation of the purchase price

For the purpose of this pro forma analysis, the above estimated consideration to be transferred has been allocated based on a preliminary estimate of the fair values of assets to be acquired and liabilities to be assumed. The residual amount of the purchase price after preliminary allocation to identifiable intangibles has been allocated to goodwill.

The following table shows the allocation of the consideration transferred for the acquired net assets and resulting goodwill:

Description		Amount
		(Millions of yen)
Estimated consideration to be transferred		268,138
Fair value of the previously held interests in the newly consolidated equity-method investees		297

Sub-total	A	268,435

Less: estimate of the identifiable assets to be acquired
Cash and cash equivalents		30,932
Trade and other receivables		85,664
Inventories		42,676
Property, plant and equipment		227,520
Intangible assets		43,081
Other financial assets		16,521
Other assets		26,122
Deferred tax assets		14,561

Sub-total	B	487,077

Plus: estimate of the liabilities to be assumed
Trade and other payables		92,898
Bonds and borrowings and other financial liabilities		70,982
Defined benefit liabilities		33,873
Other liabilities and provisions		28,697
Income taxes payable and deferred tax liabilities		15,727

Sub-total	C	242,177

Non-controlling interests	D	636

Estimated goodwill	A-(B-C)+D	24,171

The final purchase price allocation will be based on valuation reports prepared as of the share exchange date. Therefore, there may be significant differences between this pro forma allocation and the final allocation under IFRS.

4.	Preliminary pro forma adjustments

(1) Change in the scope of consolidation

To incorporate the assets and liabilities of certain equity-method investees that are newly consolidated due to the combined majority ownership of CCW and CCEJ. These entities are as follows:

	% of ownership
Name	CCW	CCEJ
Coca-Cola Customer Marketing Co., Ltd. (CCCMC)	26.2%	47.0%
Coca-Cola Integrated Business Systems Co., Ltd. (CCIBS)	26.1%	38.5%
Coca-Cola Business Sourcing Co., Ltd. (CCBSC)	27.4%	39.8%
FV Corporation (FVC)	28.6%	54.6%

Three of these entities, CCCMC, CCIBS and CCBSC, have been historically accounted for as equity-method investees by both CCW and CCEJ. FVC has been historically consolidated by CCEJ and accounted for as an equity-method investee by CCW.

On a pro forma basis, these entities are treated as consolidated subsidiaries and consolidated into the unaudited pro forma condensed consolidated financial information on the share exchange date.

(2) Condensed consolidated statement of financial position adjustments

(a)	Inter-company transactions

To eliminate inter-company balances between CCW, CCEJ and newly consolidated entities.

(b)	Property, plant and equipment

To adjust the value in property, plant and equipment to estimated fair value. The fair values were stepped up for land in several locations in Japan with reference to recent transactions involving similar properties.

The estimated fair value is preliminary and is subject to further adjustments based on the final fair value determination to be completed subsequent to the share exchange.

(c)	Identifiable intangible assets recognized

To recognize identifiable intangible assets arising from the pro forma business combination at their estimated fair value.

An intangible asset is identifiable if it either:

•	is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset or liability, regardless of whether the entity intends to do so; or

•	arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

The bottler’s agreements of CCEJ are recognized as infinite-lived intangible assets estimated at approximately ¥24,441 million.

This estimated fair value is preliminary and is subject to further adjustments based on the final fair value determination to be completed subsequent to the share exchange.

(d)	Deferred income taxes

To record the tax effect of the pro forma adjustments described in notes (b) and (c). The tax effects of the pro forma adjustments are calculated with reference to the statutory tax rate, which will be applied to CCEJ at the date of the share exchange.

(e)	Equity

To record the issuance of 95,118 thousand new shares and the resulting increase of capital surplus of ¥268,138 million at the share exchange date.

To eliminate CCEJ’s historical share capital, capital surplus, retained earnings and other reserves and reclassify CCEJ’s historical treasury shares into capital surplus.

(f)	Goodwill

The difference between the estimated consideration to be transferred and the estimated fair value of the net identifiable assets to be acquired of CCEJ as of the date of the business combination is recognized as estimated goodwill of ¥24,171 million.

(3) Condensed consolidated statement of profit or loss adjustments

(aa)	Inter-company transactions

To eliminate inter-company transactions between CCW, CCEJ and newly consolidated entities.

(bb)	Deferred income taxes

To record the effect of changes in deferred income taxes recognized for the pro forma adjustments described in notes (2) (b) and (c).

5.	Earnings per share

(1) Historical basic earnings per share

Historical basic earnings per share is calculated by dividing net profit for the year attributable to owners of the Company by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares.

(2) Historical diluted earnings per share

Historical diluted earnings per share is calculated by dividing net profit for the year attributable to owners of the Company by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares, adjusted for the effect of all potentially dilutive common shares.

CCW does not have any potential common shares.

(3) Pro forma earnings per share

Pro forma earnings per share is calculated on the assumption that the proposed share exchange had occurred and treasury shares of CCEJ had been retired on January 1, 2015.

Weighted average number of common shares used for calculating diluted earnings per share is determined as if share based payments of CCEJ were replaced with those of CCBJI on January 1, 2015.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma equivalent information with respect to book value per share as of June 30, 2016 and earnings per share and dividends per share for the year ended December 31, 2015 and for the six-month period ended June 30, 2016 for CCW and CCEJ. The historical information for each of CCW and CCEJ has been prepared under IFRS. The information that follows should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and notes thereto and the audited consolidated financial statements for the year ended December 31, 2015 of CCW and CCEJ and the unaudited condensed interim consolidated financial statements for the six-month period ended June 30, 2016, included elsewhere in this prospectus.

The pro forma per share data have been included for comparative purposes only and do not purport to be indicative of (a) the operating results or financial position of CCBJI which actually would have been realized had the share exchange been completed at the date indicated, or of (b) the operating results or financial position of CCBJI which may be achieved in the future.

	For the year ended December 31, 2015
	Historical CCW	Historical CCEJ	Unaudited Pro Forma Consolidated *[5]
		(Yen)
Earnings per share
Basic *[1]	88.4	41.4	77.3
Diluted *[2]	88.4	41.3	77.2
Dividends per share *[4]	41.0	32.0	41.8

	As of and for the six-month period ended June 30, 2016
	Historical CCW	Historical CCEJ	Unaudited Pro Forma Consolidated *[5]
		(Yen)
Earnings per share
Basic *[1]	18.5	9.8	16.1
Diluted *[2]	18.5	9.8	16.1
Book value per share *[3]	2,638.8	1,707.5	2,721.2
Dividends per share *[4]	21.0	16.0	21.2

*1	Historical basic earnings per share is calculated by dividing net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares.
*2	Historical diluted earnings per share is calculated by dividing net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares, adjusted for the effect of all dilutive potential common shares.
*3	Historical book value per share is calculated by dividing the equity attributable to owners of each Company by the number of common shares issued, excluding common shares purchased and held as treasury shares.
*4	Historical dividend per share is dividend paid on common shares during the period indicated.
*5	Pro forma earnings per share are calculated on the assumption that the proposed share exchange had occurred and treasury shares had been retired on January 1, 2015.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Comparative Per Share Market Price Data

CCW’s common stock is listed on the First Sections of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. CCEJ’s common stock is listed on the First Section of the Tokyo Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of CCW’s common stock and CCEJ’s common stock on the First Section of the Tokyo Stock Exchange.

	CCW common stock		CCEJ common stock
	Price per share		Price per share
	High	Low	High	Low
Fiscal year ended December 31,
2012	¥1,486	¥1,185	¥1,135	¥975
2013	2,329	1,329	2,209	1,070
2014	2,257	1,435	2,907	1,718
2015:
First quarter	2,020	1,603	2,468	1,818
Second quarter	2,290	1,901	2,595	2,184
Third quarter	2,647	1,981	2,413	1,840
Fourth quarter	2,636	2,177	2,004	1,600
2016:
First quarter	2,878	2,177	2,098	1,652
Second quarter	3,230	2,652	2,309	1,701
Third quarter	3,030	2,295	2,270	1,767
Fourth quarter
Most recent six months:
August 2016	2,812	2,295	2,034	1,791
September 2016	2,900	2,332	2,270	1,767
October 2016	3,175	2,860	2,359	2,159
November 2016
December 2016
January 2017
February 2017
(through , 2017)

The table below sets forth the closing sales prices of CCW’s common stock and CCEJ’s common stock as reported on the First Section of the Tokyo Stock Exchange on April 25, 2016, the last trading day before CCW and CCEJ announced they would proceed with discussions and review of a business integration, September 30, 2016, the date of the determination of the share exchange ratio as well as the execution of the integration agreement, the share exchange agreement and the capital and business alliance agreement, and             , 2017, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of CCEJ’s common stock on these dates, as determined by multiplying the applicable reported sales price of CCW’s common stock by the exchange ratio of 0.75. CCW urges you to obtain current market quotations for both CCW’s common stock and CCEJ’s common stock.

	CCW common stock	CCEJ common stock
	Historical	Historical	Implied equivalent value
April 25, 2016	¥2,723	¥1,829	¥2,042
September 30, 2016	¥2,819	¥2,185	¥2,114
, 2017

Dividend Information

The following tables indicate year-end and interim dividends paid on CCW common stock and CCEJ common stock for each of the record dates indicated. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set below.

CCW dividend	Japanese yen	U.S. dollars	CCEJ dividend	Japanese yen	U.S. dollars
June 30, 2011	20	0.25	June 30, 2011	18	0.22
December 31, 2011	21	0.27	December 31, 2011	18	0.23
June 30, 2012	20	0.25	June 30, 2012	18	0.23
December 31, 2012	21	0.24	December 31, 2012	18	0.21
June 30, 2013	20	0.20	June 30, 2013	18	0.18
December 31, 2013	21	0.20	December 31, 2013	14	0.13
June 30, 2014	20	0.20	June 30, 2014	16	0.16
December 31, 2014	21	0.18	December 31, 2014	16	0.13
June 30, 2015	20	0.16	June 30, 2015	16	0.13
December 31, 2015	21	0.17	December 31, 2015	16	0.13
June 30, 2016	22	0.21	June 30, 2016	16	0.16

The declaration and payment of future dividends by CCBJI are subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends.

CURRENCY EXCHANGE RATE DATA

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of CCW and CCEJ shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On             , 2017, the exchange rate was ¥             per $1.00.

	High	Low	Average (of month-end rates)	Period-end
Fiscal year ended December 31,
2012	¥86.64	¥76.11	¥80.10	¥86.64
2013	105.25	86.92	98.00	105.25
2014	121.38	101.11	106.63	119.85
2015	125.58	116.78	121.02	120.27
2016
Most recent six months:
August 2016	103.38	100.07	101.24	103.38
September 2016	104.18	100.34	101.78	101.21
October 2016
November 2016
December 2016
January 2017
February 2017
(through , 2017)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CCEJ

General

CCEJ is distributing mail-in voting cards to its shareholders who are entitled to exercise their voting rights (or their or their broker’s standing proxies in Japan, as appropriate) for use at the annual general meeting of shareholders of CCEJ, expected to be held on March 23, 2017, at 10:00 a.m. (Japan time), at Grand Hyatt Tokyo, 3rd Floor, Grand Ballroom, 6-10-3, Roppongi, Minato-ku, Tokyo. CCEJ will distribute the mail-in voting cards, together with the notice of convocation of the meeting and reference documents concerning the shareholders’ meeting, by mail to its shareholders (or their or their broker’s standing proxies in Japan, as appropriate) who have voting rights as of the record date. CCEJ may distribute reference documents concerning the shareholders’ meeting via the Internet in accordance with the Companies Act and the articles of incorporation of CCEJ.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly through their securities broker. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, CCEJ will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of CCEJ through a securities broker located outside of Japan, CCEJ will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. CCEJ shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or their broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, CCEJ will send voting and reference materials to that mailing address.

At the general shareholders’ meeting of CCEJ, the approval of the share exchange agreement will be considered and voted upon by the shareholders of CCEJ.

Voting

Voting Rights

CCEJ currently uses the unit share system, where one unit consists of 100 shares of common stock of CCEJ. CCEJ’s shareholders may vote at the CCEJ general meeting only if they are registered as a holder of one unit or more shares of CCEJ common stock in CCEJ’s register of shareholders on the record date. Each unit of shares of CCEJ common stock outstanding on the CCEJ record date is entitled to one vote on each matter properly submitted at the general shareholders’ meeting of CCEJ. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the annual general meeting of shareholders:

•	treasury shares held by CCEJ;

•	shares held by entities in which CCEJ (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more units after the record date.

Record Date

Pursuant to CCEJ’s articles of incorporation, the close of business on December 31, 2016 is the record date for the determination of the holders of CCEJ common stock entitled to exercise shareholders’ rights at the CCEJ annual general meeting of shareholders.

How to Vote; Use of Mail-in Voting Cards

Shareholders who are entitled to exercise voting rights at the CCEJ annual general meeting of shareholders may exercise their voting rights by submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom shareholders have appointed as their attorney-in-fact or through a standing proxy, in the case of shareholders who are non-residents of Japan.

Shareholders who are entitled to exercise voting rights at the general shareholders’ meeting of CCEJ may vote their shares by returning a mail-in voting card. In case shareholders who are entitled to exercise voting rights would like to vote by returning the mail-in voting cards, they must use the form in Japanese which CCEJ is distributing together with the notice of convocation of such meeting by mail to those holders. The mail-in voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the share exchange agreement. Completed mail-in voting cards must be received by CCEJ by 5:45 p.m. (Japan time) one business day prior to the general shareholders’ meeting.

In accordance with applicable Japanese law and practice, CCEJ intends to:

•	count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals; and

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards.

Vote Required

Approval of the share exchange agreement requires the affirmative vote of at least two-thirds of the voting rights of CCEJ shareholders present or represented at the annual general meeting of shareholders of CCEJ, at which shareholders holding at least one-third of the total voting rights of CCEJ shareholders who are entitled to exercise their voting rights are present or represented.

As of December 31, 2016, of the              shares of CCEJ common stock outstanding, the directors, executive officers and audit & supervisory board members of CCEJ owned an aggregate of              shares, representing approximately         % of the outstanding shares of CCEJ common stock, and              shares were held by entities that did not have voting rights as set forth in the second bullet of “—Voting Rights” above. As of December 31, 2016, directors and executive officers of CCW owned approximately         % of the outstanding shares of CCEJ common stock.

Revocation

Any person who votes by a mail-in voting card by mail may revoke it any time before it is voted by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, or through a standing proxy in the case of shareholders who are non-residents of Japan, at the annual general meeting of shareholders of CCEJ.

CCEJ shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

No Solicitation of Proxies, Consents or Authorizations

CCEJ’s management is not soliciting proxies, consents or authorizations from CCEJ’s shareholders with respect to the share exchange prior to the annual general meeting of shareholders.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the proposed share exchange. The summary may not contain all of the information that is important to you. You should carefully read this entire prospectus for a more complete understanding of the share exchange.

General

On April 26, 2016, CCW and CCEJ entered into a basic agreement to proceed with discussions and consideration of a business integration of the two companies and to conduct a share exchange based on the spirit of equal partnership. On September 30, 2016, the two companies executed an integration agreement and a share exchange agreement. Under the share exchange agreement, which is subject to shareholder approvals at the annual general meeting of shareholders of CCEJ and the annual general meeting of shareholders of CCW, shareholders of CCEJ will be allotted shares of CCW, whose company name is planned to be changed to CCBJI at the time of the share exchange. CCEJ’s shareholders will receive 0.75 shares of common stock of CCW for each share of CCEJ common stock.

Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, other than its group management and administration operations, the management of its assets, and assets and liabilities related thereto (including its real estate holdings as well as its subsidiary Q’sai Co., Ltd.), to New CCW, a wholly owned subsidiary of CCW, through the corporate split. CCEJ will remain a wholly owned subsidiary of CCBJI following this reorganization.

In accordance with its articles of incorporation, CCBJI will have no more than 10 directors.

Holders of record of common stock of CCEJ as of December 31, 2016, will receive a notice of convocation of the annual general meeting of shareholders of CCEJ, including the voting and reference materials that contain the terms and conditions of the share exchange. Shareholders of the company outside Japan who have appointed a standing proxy in Japan directly or indirectly through their securities broker will receive this notice through their standing proxy or broker, as applicable, if so provided in their respective proxy agreements.

None of CCW’s affiliates or, to the best of CCW’s knowledge, the affiliates of CCEJ have any material interest, direct or indirect, by security holdings or otherwise, in the proposed transaction.

To facilitate a collaborative relationship among the parties to the agreement in order to improve CCW’s and CCEJ’s business performance and enhance their corporate value, CCW, CCEJ, TCCC, CCJC and certain of TCCC’s other subsidiaries have entered into a capital and business alliance agreement. The agreement, among other things, calls for a formation of an integration steering committee consisting of the presidents of CCW, CCEJ and CCJC, and gives TCCC certain rights to nominate directors and management of CCBJI.

Background of the Share Exchange

The business environment in the non-alcoholic beverage industry in Japan has become challenging given diversified customer needs and fierce competition among the industry participants. Under such circumstances, CCW and CCEJ had been strengthening their ties to each other in the area of sales, manufacturing and procurement, given that they were both entities belonging to the Coca-Cola system in Japan. These efforts turned into discussions and consideration of a business integration based on the spirit of equal partnership, in order to pursue new business opportunities and realize sustainable growth. Through these discussions, the parties reached the conclusion that integration will allow them to build a stronger business foundation and to rapidly respond to the competitive business environment. Their efforts to that end culminated in their entering into the share exchange agreement, integration agreement and, together with TCCC and certain of its subsidiaries, the capital and business alliance agreement.

Through the business integration, CCW and CCEJ aim to aggregate their know-how concerning such aspects of their business as customer-focused sales and marketing activities as well as production efficiency in manufacturing. They also seek to establish the operating structure for what is expected to become the third largest Coca-Cola bottler in the world by revenue in such a way as to increase value for all stakeholders, including consumers, customers, suppliers, shareholders and employees. The companies believe that this business integration will increase their competitiveness, accelerate the transformation of the Coca-Cola system in Japan and eventually contribute to the development of the entire non-alcoholic beverage industry.

In mid-January 2016, a representative of CCJC proposed the idea of a potential business integration between CCW and CCEJ to a representative of CCW, and CCW started considering the possibility of such a transaction. CCW and CCJC subsequently held meetings to discuss and to elaborate on the idea of the potential business integration.

In late January 2016, CCW retained SMBC Nikko Securities Inc. as its financial advisor and Mori Hamada & Matsumoto as its legal advisor.

In mid-February 2016, a representative of CCJC introduced the idea of a potential business integration between CCW and CCEJ to a representative of CCEJ, and CCEJ started considering the possibility of such a transaction. CCEJ and CCJC subsequently held meetings to discuss and to elaborate on the idea of the potential business integration.

In late February 2016, CCEJ retained Anderson Mori & Tomotsune as its legal advisor.

On February 26, 2016, representatives of CCW, CCEJ, TCCC and CCJC all met face-to-face for the first time to exchange views on the potential benefits of integrating CCW and CCEJ, and agreed to start discussing the possibility of such a business integration. The meeting was initiated by CCJC. They also started discussing the schedule and core terms of the business integration, as well as the methods of synergy analysis.

In March 2016, representatives of CCW, CCEJ and CCJC started discussing the governance structure of the combined entity and possible structures for the business integration. Working group members of CCW, CCEJ, TCCC and CCJC, together with certain of their advisors, held several meetings and conference calls to discuss CCW’s and CCEJ’s respective business plans, a framework for valuation analyses and possible structures for the business integration, including the corporate governance structure that would be adopted at the post-integration company, as well as various procedures to be implemented in connection with moving forward with considering the integration. They also started discussing the content and timing of a memorandum of understanding regarding the business integration.

In mid-April 2016, CCEJ entered into an engagement letter with J.P. Morgan as its financial advisor.

During April, the working group members of CCW, CCEJ and CCJC, together with their financial advisors, continued to discuss the schedule, possible structures and the strategic rationale for the business integration, and came to an agreement on the content and timing of a memorandum of understanding concerning the possible integration. Also during this time, CCW and CCEJ retained Shearman & Sterling LLP as their joint U.S. legal counsel in connection with this matter.

On April 26, 2016, CCW and CCEJ entered into a non-binding memorandum of understanding regarding the business integration pursuant to resolutions passed on the same day by their respective board of directors. The parties announced that they agreed to proceed with discussions and review of a business integration, as well as that TCCC has also expressed its support of that process and has also signed the memorandum of understanding.

From late April to May 2016, working group members of CCW, CCEJ and CCJC, together with their financial advisors, held several meetings and conference calls to discuss possible structures and the schedule for the business integration, as well as the formation of an integration steering committee in preparation for the integration. CCW and CCEJ also started the due diligence process as well as discussed the process for negotiating the exchange ratio.

On May 11, 2016 and May 17, 2016, representatives of CCW, CCEJ and CCJC met to discuss the structures and schedule of the business integration, the state of progress for the synergy analysis and the governance structure of the combined entity, as well as the exchange ratio for the business integration. At the May 17 meeting, the participants agreed that they would aim to sign the definitive agreements on July 1 and to consummate the business integration on April 1, 2017.

In mid-May 2016, CCW and CCEJ retained their respective accounting advisors.

On May 25, 2016, CCW, CCEJ, TCCC and CCJC agreed that CCW will be the parent company, that its registered address will be in Fukuoka and that the headquarters function in order for it to serve as a holding company will be located in Tokyo. They also discussed the board composition of the subsidiaries of the holding company.

In late May 2016, shortly after the structure was agreed, CCW, CCEJ, TCCC and CCJC agreed that the definitive agreement will consist of four agreements: a capital and business alliance agreement among CCW, CCEJ and CCJC, an integration agreement between CCW and CCEJ, a share exchange agreement between CCW and CCEJ, and an absorption-type company split agreement between CCW and New CCW.

From late May to June 2016, working group members of CCW, CCEJ and CCJC, together with their financial advisors, held several meetings and conference calls to continue discussing the exchange ratio and other principal conditions of the business integration, while CCW and CCEJ continued to conduct due diligence.

In June 2016, representatives of CCW, CCEJ, TCCC and CCJC met several times to discuss the role of the audit and supervisory committee, the structure for the combined group’s business operations, and the method for negotiating the exchange ratio.

On July 6, 2016, working group members of CCW, CCEJ, TCCC and CCJC shared their ideas for the company name of the combined entity after the share exchange, confirmed each party’s understanding with regard to the contents of and schedules for the definitive agreement, and exchanged ideas with regard to the structure of the integration steering committee and preparation of a long-term business plan for the combined entity.

From late June to July 2016, CCW and CCEJ exchanged their proposed exchange ratios several times in an effort to advance negotiations, but they were not able to come closer to an agreement. While CCW and CCEJ did not hold a meeting in August, they continued to conduct due diligence and to have conversations with CCJC regarding the business integration.

In late August 2016, CCW and CCEJ completed the due diligence process.

On September 15, 2016, CCW, CCEJ, TCCC and CCJC held a meeting to share with each other their understanding of the expected schedule and the framework of the definitive agreements, as well as confirmed the status of discussion regarding the company name for the combined entity.

In late September 2016, working group members of CCW, CCEJ, TCCC and CCJC, together with their respective financial advisors and legal advisors, held a series of meetings to discuss various matters relating to the business integration, including the terms of the integration agreement, the share exchange agreement and the capital and business alliance agreement, the exchange ratio and the organization and management of the combined entity after the share exchange.

On September 26, 2016, CCW, CCEJ, TCCC and CCJC agreed on the governance structure of the combined entity. Specifically, they agreed that it will have nine directors, two of whom will be representative directors and four of whom will be both directors and audit and supervisory committee members, and that each of CCW, CCEJ and CCJC will have the right to nominate three directors. The parties also agreed that the company name of the combined entity after the share exchange and corporate split will be Coca-Cola Bottlers Japan Inc.

On September 30, 2016, the boards of directors of CCW and CCEJ separately met and approved the terms of the integration agreement and the share exchange agreement, including that 0.75 shares of CCW common stock will be allotted for each share of CCEJ common stock. In reaching their conclusion, the CCW and CCEJ boards each conducted a review of various factors relating to each other, including the results of its due diligence on the other party, as well as each party’s financial condition, results of operations and prospects. The CCW and CCEJ boards also took into consideration the analyses of their respective financial advisors in approving the share exchange ratio.

On September 30, 2016, CCW and CCEJ announced the execution of the integration agreement and the share exchange agreement.

Reasons for the Share Exchange

Through the business integration, CCBJI will pursue a strategy of combining topline growth with aggressive realization of cost synergies and productivity to improve its results of operations, while building and enhancing capabilities to become a world-class Japanese bottler. CCBJI expects to generate 20 billion yen of synergies (based on income before adjustment for taxes, etc.) on a Japanese GAAP basis over the course of three years, by leveraging the strengths of the two entities’ community-based commercial operations, together with greater cost competitiveness in the supply chain, improving its business processes, allocating human resources more optimally and conducting an overall review of how it operates as part of the Coca-Cola system in Japan.

CCW and CCEJ believe that this business integration will accelerate the transformation of the Coca-Cola system in Japan and contribute to the development of the entire Japanese beverage industry by enhancing the Coca-Cola system’s competitive strength in the Japanese beverage market.

Determination of the CCEJ Board of Directors

The board of directors of CCEJ considered the factors discussed above and the analyses performed by J.P. Morgan, its financial advisor, which are discussed below. The considerations included consideration of the current market prices of CCEJ shares and CCW shares. Based on an overall analysis of those factors, CCEJ’s board of directors determined that the share exchange is advisable and serves the interests of CCEJ and its shareholders. On September 30, 2016, the board of directors of CCEJ (apart from Mr. Irial Finan, who recused himself from the vote on the share exchange as he was also an executive vice president of TCCC, which owns all of the shares of European Refreshments, CCEJ’s largest shareholder) unanimously concluded that the share exchange ratio was appropriate.

In view of the variety of factors considered in connection with its evaluation of the share exchange, CCEJ’s board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to any of these factors. Individual directors of CCEJ may have given different weight to different factors.

Opinions of CCEJ’s Financial Advisor

Opinion of J.P. Morgan

Pursuant to an engagement letter dated April 14, 2016, CCEJ retained J.P. Morgan as its financial advisor and to deliver a fairness opinion in connection with the proposed share exchange.

At the meeting of the board of directors of CCEJ on September 30, 2016, J.P. Morgan delivered its opinion to the board of directors of CCEJ, dated September 29, 2016, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the share exchange ratio in the proposed share exchange was fair, from a financial point of view, to the holders of CCEJ common stock (other than CCW and its subsidiaries and affiliates). No limitations were imposed by CCEJ’s board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the opinion of J.P. Morgan dated September 29, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix D to this prospectus and is incorporated herein by reference. J.P. Morgan has consented to the inclusion of its opinion herein. CCEJ’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion is addressed to the board of directors of CCEJ (in its capacity as such) in connection with and for the purpose of its evaluation of the share exchange and is directed only to the share exchange ratio in the share exchange. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the share exchange to the holders of any other class of securities, creditors or other constituencies of CCEJ or as to the underlying decision by CCEJ to engage in the share exchange. The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan’s opinion does not constitute a recommendation to any shareholder of CCEJ as to how such shareholder should vote with respect to the share exchange or any other matter. The summary of the opinion of J.P. Morgan set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed drafts dated September 28, 2016 of the integration agreement, the share exchange agreement and the absorption-type company split agreement;

•	reviewed certain publicly available business and financial information concerning CCEJ and CCW and the industries in which they operate;

•	compared the proposed financial terms of the share exchange with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of CCEJ and CCW with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of CCEJ common stock and CCW common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of CCEJ relating to its business, or the CCEJ Forecasts;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of CCW relating to its business, or the CCW Forecasts;

•	reviewed an alternative version of the financial analyses and forecasts of CCW incorporating certain adjustments made thereto by the management of CCEJ, or the Adjusted CCW Forecasts, and discussed with the management of CCEJ its assessment as to the relative likelihood of achieving the future financial results reflected in CCW Forecasts and the Adjusted CCW Forecasts; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of CCEJ and CCW with respect to certain aspects of the share exchange, and the past and current business operations of CCEJ and CCW, the financial condition and future prospects and operations of CCEJ and CCW, the effects of the share exchange on the financial condition and future prospects of CCEJ and CCW, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by CCEJ and CCW or otherwise reviewed by or for it. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with CCEJ, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did it evaluate the solvency of CCEJ or CCW under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of CCEJ and CCW to which such analyses or forecasts relate, and based on the assessments of the management of CCEJ as to the relative likelihood of achieving the future financial results reflected in the CCW Forecasts and the Adjusted CCW Forecasts, J.P. Morgan relied on the Adjusted CCW Forecasts for purposes of its opinion. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the share exchange and the other transactions contemplated by the integration agreement and the share exchange agreement will qualify as a tax-free reorganization for Japanese tax purposes, and will be consummated as described in such agreements, and that the definitive integration agreement and share exchange agreement will not differ in any material respects from the drafts thereof furnished to it. J.P. Morgan also assumed that the representations and warranties made by CCEJ and CCW in the integration agreement, the share exchange agreement and the related agreements are and will be true and correct in all respects material to its analysis and that CCEJ will have no exposure under any indemnification obligations contained within the integration agreement, the share exchange agreement or the related agreements in any amount material to its analysis. J.P. Morgan is not a legal, regulatory, tax or accounting expert and it relied on the assessments made by advisors to CCEJ with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the share exchange will be obtained without any adverse effect on CCEJ or CCW or on the contemplated benefits of the share exchange.

The CCEJ Forecasts furnished to J.P. Morgan were prepared by the management of CCEJ, the CCW Forecasts furnished to J.P. Morgan were prepared by the management of CCW, and the Adjusted CCW Forecasts furnished to J.P. Morgan were prepared by the management of CCW and subsequently adjusted by the management of CCEJ. J.P. Morgan relied on the CCEJ Forecasts, the CCW Forecasts and the Adjusted CCW Forecasts in giving its opinion and conducting analyses with respect to the share exchange ratio. Neither CCEJ nor CCW publicly discloses internal management forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the share exchange, and such forecasts were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in these forecasts.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion dated September 29, 2016 and that J.P. Morgan does not have any obligation to update, revise, or reaffirm the opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of CCEJ common stock (other than CCW and its subsidiaries and affiliates) of the share exchange ratio in the proposed share exchange and J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the share exchange to the holders of any other class of securities, creditors or other constituencies of CCEJ or as to the underlying decision by CCEJ to engage in the share exchange. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the share exchange, or any class of such persons relative to the share exchange ratio applicable to the holders of the CCEJ common stock in the share exchange or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which CCEJ common stock or CCW common stock will trade at any future time.

The terms of the integration agreement, the share exchange agreement and the absorption-type company split agreement, including the share exchange ratio, were determined through arm’s length negotiations between CCEJ and CCW, and the decision to enter into the integration agreement, the share exchange agreement and the absorption-type company split agreement was solely that of the CCEJ board of directors and the CCW board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the CCEJ board of directors in its evaluation of the proposed share exchange and should not be viewed as determinative of the views of the CCEJ board or management with respect to the proposed share exchange or the share exchange ratio.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of CCEJ or any other alternative transaction.

Financial Analyses of J.P. Morgan

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in rendering its opinion, and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan.

The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Average Share Price Analysis

J.P. Morgan reviewed the historical market prices of the common stock of each of CCW and CCEJ based on the per share closing price trading data for CCW and CCEJ for September 29, 2016, and the one-month average, three-month average and six-month average per share closing prices for CCW and CCEJ through September 29, 2016.

Based on this analysis, J.P. Morgan calculated a range of implied share exchange ratios of 0.70x to 0.80x.

Discounted Cash Flow Analysis

Using the CCEJ Forecasts for the fiscal years ending December 2016 to December 2025, J.P. Morgan performed a discounted cash flow analysis by calculating (i) the unlevered free cash flows that CCEJ is expected to generate during selected periods and (ii) a range of terminal values for CCEJ, applying perpetual growth rates to unlevered free cash flows. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates. In addition, based on the Adjusted CCW Forecasts for the fiscal years ending December 2016 to December 2025, J.P. Morgan conducted a sum-of-the-parts analysis that primarily involved discounted cash flow analysis described above applied to CCW on a stand-alone-basis.

Based on this analysis, J.P. Morgan calculated a range of implied share exchange ratios of 0.69x to 0.80x.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of CCEJ and CCW with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the respective businesses of CCEJ and CCW.

Based on this analysis, J.P. Morgan calculated a range of implied share exchange ratios of 0.55x to 0.70x.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of CCEJ or CCW. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan.

In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to CCEJ or CCW or any of their respective operating units or subsidiaries. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of CCEJ or CCW, as the case may be. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to CCEJ or CCW.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise CCEJ with respect to the share exchange and deliver an opinion to CCEJ’s board of directors with respect to the share exchange on the basis of such experience and its familiarity with CCEJ.

J.P. Morgan has acted as financial advisor to CCEJ with respect to the proposed share exchange and will receive a fee from CCEJ for its services, a substantial portion of which will become payable only if the proposed share exchange is consummated. In addition, CCEJ has agreed to indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years preceding the date of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates have not provided any other material financial advisory services, commercial banking services or investment banking services to CCEJ or CCW. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of CCEJ and CCW. In the ordinary course of the businesses of J.P. Morgan and its affiliates, J.P. Morgan and its affiliates may actively trade the debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) issued by CCEJ or CCW for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Material Japanese Income Tax Consequences of the Share Exchange

Non-resident holders of shares of CCEJ common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from CCEJ as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences,” which is the opinion of Mori Hamada & Matsumoto, Japanese counsel to CCW, for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Material U.S. Federal Income Tax Consequences of the Share Exchange

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and CCW and CCEJ have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, that as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. If the share exchange qualifies as a reorganization, no gain or loss generally will be recognized by a U.S. Holder on the exchange of shares of CCEJ common stock for shares of CCW common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of CCW common stock and unless CCEJ has been a PFIC at any time during the holding period of the U.S. Holder. If the share exchange does not qualify as a reorganization, a U.S. Holder that exchanges its shares of CCEJ common stock for shares of CCW common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” which is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, for further discussion of the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Anticipated Accounting Treatment

Through the share exchange, CCEJ will become a wholly owned subsidiary of CCW. If CCBJI financial statements are prepared in accordance with IFRS, this business combination will be accounted for under the acquisition method of accounting. Based on the exchange ratio and the number of common shares outstanding of both CCW and CCEJ as of June 30, 2016, after the effectiveness of the share exchange, former CCW shareholders will own approximately 53.4% of CCBJI and former CCEJ shareholders will own approximately 46.6%. Based on these projected ownership percentages and other relevant facts and circumstances, CCW (expected to be renamed CCBJI) is the acquirer for IFRS financial reporting purposes. Under the acquisition method of accounting, CCBJI will record in any such IFRS financial statements the identifiable tangible and intangible assets acquired and liabilities assumed of CCEJ to be measured at their fair values at the acquisition date. For the purpose of preparing the unaudited pro forma combined financial Information included elsewhere in this prospectus, CCW performed the purchase price allocation on identifiable assets and liabilities. This allocation mainly resulted in the step-up of property, plant and equipment of CCEJ and recognition of intangible assets relating to bottler’s agreements. This purchase price allocation is based on a preliminary estimate of the fair value of assets to be acquired and liabilities to be assumed. The final purchase price allocation will be based on valuation reports prepared at the acquisition date. Management of CCW will be required to exercise significant judgments by making estimates and determining the underlying assumptions in order to value such assets and liabilities. If a different set of fair values were to be used at the time of the acquisition, CCBJI’s results of operations and financial position could differ materially from those presented in the unaudited pro forma combined financial information set forth in this prospectus. The reported financial condition and results of operations of CCBJI to be issued after the consummation of the share exchange will reflect CCEJ’s balances and results from the date of the acquisition in addition to CCW’s balances and results. Following the completion of the share exchange, CCBJI’s results of operations will reflect purchase accounting adjustments.

Regulatory Matters

Japanese Regulatory Approvals

Under the Antimonopoly Act, as amended, CCW and CCEJ are required to make a filing with the JFTC at least 30 days prior to the effective date of the share exchange and the waiting period expires 30 days after the formal receipt of the filings by the JFTC. CCW and CCEJ made a pre-filing consultation with the JFTC regarding the antitrust implications of the share exchange, and the JFTC granted clearance on             , 2016. At least 30 days prior to the effective date of the share exchange, the companies intend to make their formal fillings to the JFTC.

Fees, Costs and Expenses

With respect to the expenses incurred in connection with the share exchange, the integration agreement, the share exchange agreement and the transactions contemplated by the integration agreement and share exchange agreement, each of CCW and CCEJ will bear its own costs. With respect to shared expenses, such as legal fees related to the preparation and filing of the registration statement on Form F-4 and this prospectus as well as the SEC filing fees, they will be split equally between CCW and CCEJ.

Dissenters’ Appraisal Rights

Any CCEJ shareholder (i) who notifies CCEJ prior to the annual general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against approval of the share exchange agreement at the annual general meeting of shareholders, or (ii) who is not entitled to vote at such annual general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of CCEJ (a “dissenting shareholder”) may demand that CCEJ purchase his or her shares of CCEJ common stock at fair value. If a shareholder votes against the share exchange agreement by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such annual general meeting of shareholders to provide such notice prior to the general meeting or to vote against approval of the share exchange agreement at the general meeting will in effect constitute a waiver of the shareholder’s right to demand that CCEJ purchase his or her shares of common stock at fair value. The dissenting shareholder who has made such demand may withdraw such demand if CCEJ approves such withdrawal except as set forth in Article 786, Paragraph 3 of the Companies Act.

CCEJ will give public notice to its shareholders announcing that CCEJ intends to execute the share exchange and provide the name and address of CCW and CCEJ’s account for book-entry of shares, no later than 20 days prior to the effective date of the share exchange (such public notice may be made prior to the date of the annual general meeting of shareholders). The demand referred to in the preceding paragraph must be made within the period from the day 20 days prior to the effective date of the share exchange to the date immediately preceding the effective date of the share exchange.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must apply for transfer of shares from his or her account to CCEJ’s account. The dissenting shareholder must also request an individual shareholder notification through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit identity verification documents to CCEJ upon the request from CCEJ.

If the value of such shares is agreed upon between the dissenting shareholder and CCEJ, then CCEJ is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the share exchange. If the dissenting shareholder and CCEJ do not agree on the value of such shares within 30 days from the effective date of the share exchange, the shareholder or CCEJ may, within 30 days after the expiration of such period, file a petition with the Tokyo District Court for a determination of the value of his or her shares. CCEJ is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence. The transfer of shares from dissenting shareholders to CCEJ becomes effective on the effective date of the share exchange.

Dissenter’s appraisal rights for shareholders of CCEJ, as a company becoming a wholly owned subsidiary through a share exchange, are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix E.

Resale of Shares of CCW Common Stock under U.S. Securities Laws

The exchange of shares of CCEJ common stock held by U.S. shareholders for shares of CCW common stock in connection with the share exchange has been registered under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of CCEJ except for those shareholders, if any, who become “affiliates” of CCW as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of CCW generally include individuals or entities that, directly or indirectly, control, are controlled by or are under common control with CCW. With respect to those shareholders who may be deemed to be affiliates of CCW after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of CCW common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of CCW common stock received by any person who may be deemed to be an affiliate of CCW after the share exchange.

AGREEMENTS RELATING TO THE SHARE EXCHANGE

The following is a summary of selected provisions of the integration agreement and share exchange agreement, each between CCW and CCEJ and each dated September 30, 2016, as well as the capital and business alliance agreement among CCW, CCEJ, TCCC, CCJC and certain of TCCC’s other subsidiaries dated September 30, 2016. This summary is qualified in its entirety by reference to these agreements, English translations of which are incorporated by reference in their entirety and attached to this prospectus as Appendices A, B and C. CCW urges you to read the English translation of these agreements in their entirety.

The Business Integration

The Share Exchange and Corporate Split

On April 1, 2017, subject to the conditions described in “Conditions to the Share Exchange” below, CCW and CCEJ will consummate a business integration through a share exchange pursuant to the Companies Act. Through the share exchange, shareholders of CCEJ will become shareholders of CCW, and CCEJ will become a wholly owned subsidiary of CCW. In the share exchange, CCW will deliver to the common shareholders of CCEJ (excluding CCW) 0.75 shares of CCW common stock for each share of CCEJ common stock such shareholder owns, in exchange for which CCW will acquire all of the issued shares of CCEJ common stock. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, other than its group management and administration operations, the management of its assets and assets and liabilities related thereto (including its real estate holdings as well as its subsidiary Q’sai Co., Ltd.), to New CCW, a wholly owned subsidiary of CCW, through an absorption-type corporate split under the Companies Act. Upon the consummation of the share exchange and the corporate split, CCW will serve as the holding company for the combined group and is expected to be renamed CCBJI, while New CCW will be renamed Coca-Cola West Co., Ltd.

Corporate Headquarters

The registered head office of CCBJI shall be in Fukuoka where the current registered head office of CCW is located, and the headquarters of CCBJI will be located in Tokyo where the current headquarters and registered head office of CCEJ are located.

Share Capital

The share exchange agreement provides that the stated capital and retained earnings reserve of CCW will not increase on account of the share exchange. The amount of increase in capital reserves will be separately determined by CCW pursuant to Article 39 of the Company Accounting Regulations of Japan.

Corporate Governance

CCBJI will be a company with an audit and supervisory committee under the Companies Act. Subject to approval of CCW’s shareholders at the annual general shareholders’ meeting in March 2017, the articles of incorporation of CCBJI will provide that the maximum number of directors (excluding audit and supervisory committee members) will be 10, as compared to the maximum of 15 currently applicable to CCW.

In the integration agreement and the capital and business alliance agreement, the parties thereto agreed that CCBJI should have nine directors, two of whom would be representative directors, and four of whom would be audit and supervisory committee members (consisting of three outside directors and one non-executive, full-time director). In addition to legally prescribed duties related to the audit and the like of the executive duties of directors, the audit and supervisory committee will have the right to opine on and give advice regarding proposals made by the president of CCBJI regarding the performance evaluation and compensation of directors who are not audit and supervisory committee members, as well as the performance evaluation and compensation of certain members of CCBJI senior management.

Pursuant to the capital and business alliance agreement,

•	TCCC has the right to nominate:

○	one executive director; and

○	two outside directors who are also audit and supervisory committee members;

•	CCW has the right to nominate:

○	one executive director;

○	one full-time director who is also an audit and supervisory committee member; and

○	one outside director who is also an audit and supervisory committee member;

•	CCEJ has the right to nominate:

○	two executive directors; and

○	one outside director,

in each case as initial directors in CCBJI after the business integration becomes effective.

Mr. Tamio Yoshimatsu, the current Representative Director and President of CCW, is expected to be nominated as a director of CCBJI, and the parties to the capital and business alliance agreement currently contemplate that he will be appointed as the Representative Director and President of CCBJI. Mr. Vikas Tiku, who is currently CFO for Asia Pacific of TCCC as well as a director (who is not an audit and supervisory committee member) of CCW, will also be nominated as a director of CCBJI, and the parties to the capital and business alliance agreement currently contemplate that he will be appointed as the Representative Director, Chief Financial Officer and General Manager of Transformation of CCBJI. Mr. Tiku is expected to step down from both of his current positions and will be seconded to join CCEJ.

The senior management of CCBJI will have a balance between former CCW management and former CCEJ management, and between local and global talent.

After the business integration becomes effective, TCCC will have the right to nominate from one to three directors depending on the proportion of voting rights in CCBJI held by TCCC and its subsidiaries, and on whether they have the largest share of voting rights among all the shareholders (for each shareholder, together with its subsidiaries) in CCBJI. TCCC intends and plans to nominate Mr. Yoshimatsu as an executive director until the conclusion of the annual shareholders’ meeting for the last fiscal year that ends within the three-year anniversary of the effectiveness date of the business integration. CCBJI will include such TCCC nominee(s) among the candidates for directors that it will submit to its shareholders’ meeting for approval, and must use its best efforts to obtain approval for such agenda item.

TCCC has the right to nominate one person as the Representative Director and President of CCBJI if (a) TCCC has the right to nominate one executive director as described in the previous paragraph and TCCC is the largest shareholder of CCBJI, or (b) TCCC nominates Mr. Yoshimatsu as a director before the conclusion of the annual shareholders’ meeting for the last fiscal year that ends within the three-year anniversary of the effectiveness date of the business integration. CCBJI will take the necessary procedures to elect such director nominated by TCCC as its Representative Director and President, and each of the parties to the capital and business alliance agreement must use its best efforts to obtain approval for such agenda item at CCBJI’s board of directors meeting.

Covenants and Agreements

Preparation for the Integration

An integration steering committee, led by the presidents of CCW, CCEJ and CCJC, will be established to lead the integration effort, make strategic decisions regarding CCBJI’s business plan, group structure, and the realization, timing and approach of integration synergies. Mr. Tiku will also participate in the integration steering committee.

The parties to the capital and business alliance agreement will work together to develop a three-year business plan for CCBJI, which will be approved at the initial board of directors meeting of CCBJI after the share exchange and corporate split become effective.

Operation of Business

Until the share exchange becomes effective, CCW and CCEJ will, and will cause their subsidiaries to, perform their business and administer and manage their properties with the due of care of a good manager within their ordinary course of business. Except as otherwise provided for in the integration agreement, if CCW or CCEJ plans to conduct, or plans to cause its subsidiaries to conduct, any act that may materially affect the consummation of the integration or the share exchange ratio, such party must consult with the other party in advance and obtain its consent.

Cancellation of Treasury Stock

By a resolution of the board of directors on or before the day immediately prior to the effective date of the share exchange, CCEJ will cancel all of its treasury stock held at the time immediately prior to the effective date of the share exchange, including shares acquired in response to share purchase demands under Japanese law from shareholders of CCEJ.

Duty of Notification

If any of the representations or warranties of CCW or CCEJ in the integration agreement is found to be false or inaccurate, or has become or is likely to be false or inaccurate, before the effective date of the share exchange, CCW or CCEJ must promptly give written notice to the other party to that effect; provided, however, that the notifying party will not be released from any legal responsibilities, including responsibilities under the integration agreement, for the falseness or inaccuracy of such representations or warranties.

Duty of Exclusive Negotiation

Until the share exchange becomes effective, neither CCW or CCEJ may, or cause its subsidiary or affiliate to, propose, solicit, discuss or negotiate a transaction that, if agreed upon or consummated, would hinder the consummation of the business integration, or furnish information to a third party in connection with such conflicting transaction, except in the case where it is objectively and reasonably determined that the failure to take or cause its subsidiary or affiliate to take such action is likely to constitute a breach of the fiduciary duty or duty of care of a good manager of the directors of such party, and a written opinion to such effect is obtained from an attorney with an established reputation in the field of corporate law.

Public Announcements

CCW and CCEJ must discuss in advance any press releases or other public announcements relating to any matters regarding the integration and must issue any press releases or make other public announcements only in the substance and manner agreed between CCW and CCEJ, except in the case of public announcements pursuant to any laws or regulations or order or request from competent authorities.

In the event a party to the capital and business alliance agreement makes any public announcement regarding that agreement, it must separately consult with the “other party” (which means (1) for CCW or CCEJ: TCCC, CCJC and the other subsidiaries of TCCC that are parties to the agreement; and (2) for TCCC, CCJC or another subsidiary of TCCC that is party to the agreement: CCW and CCEJ) about the content, time and method of such public announcement, and make such announcement in accordance with the prior written agreement with the other party, except where the public announcement is required by applicable laws.

Amendment

CCW and CCEJ may not make any amendments to the integration agreement (except for corrections of errors and other similar technical changes, or amendments that shall not have any effect on TCCC) or terminate the integration agreement by mutual agreement without TCCC’s prior written consent; which consent shall not be unreasonably withheld.

Business Alliance

After the share exchange and corporate split become effective, the parties to the capital and business alliance agreement will promote their business alliance, focusing on the areas listed below.

•	support by TCCC and its subsidiaries that are party to the capital and business alliance agreement in making, implementing and accelerating business strategies to improve the growth, productivity and efficiency of CCBJI’s business;

•	collaboration and consultation on matters regarding the operation of CCBJI’s business; and

•	collaboration and consultation on operating matters within the Coca-Cola system in Japan.

Prior Consultation

After the share exchange and corporate split becomes effective, if CCW and CCEJ intend to engage in certain matters such as mergers or other corporate reorganizations, amendments to the article of incorporation (in both cases subject to certain exceptions) and actions that will cause decreases in the ratio of voting rights held in CCBJI by TCCC, CCJC and TCCC’s other subsidiaries that are party to the capital and business alliance agreement, CCW and CCEJ must give prior written notice to TCCC and consult with TCCC in good faith.

Representations and Warranties

CCW and CCEJ have each made representations and warranties customary in Japan in the integration agreement, including:

•	each company and its respective subsidiaries have received all permits necessary to engage in their businesses, and are engaged in their operations in compliance with such permits and other laws and regulations applicable to them in material respects;

•	its consolidated financial statements for the fiscal year ended December 31, 2015 have been prepared appropriately in accordance with generally accepted accounting principles in Japan, and appropriately and accurately in material respects indicate the status of assets and liabilities as of their respective record dates, as well as income and loss for the periods ending on such record dates. Nothing has occurred after the record dates that would have a material adverse impact on each company’s financial condition or business performance or the implementation of the business integration;

•	to each company’s knowledge, all agreements which are essential for it to carry out its operations have been lawfully and validly executed, and constitute the lawful, valid and legally binding duties of the parties thereto; and

•	to each company’s knowledge, all information disclosed to the other party in connection with the business integration is true and correct in material respects and does not include any facts that may cause a misunderstanding in material respects. To each company’s knowledge, there is no information other than the information so disclosed that will have a material adverse effect on each company’s financial condition or business performance or the implementation of the business integration.

Stock Acquisition Rights

CCEJ has certain stock acquisition rights outstanding, where each stock acquisition right represents the right to acquire 100 shares of CCEJ common stock. Pursuant to the integration agreement, CCEJ may acquire for consideration all of the stock acquisition rights issued by CCEJ, provided that the acquisition price per stock acquisition right may not be more than the amount calculated by multiplying the market price per share of CCEJ common stock by 100 and then deducting 100 yen. CCEJ may also permit the holders of such stock acquisition rights to exercise their rights in accordance with the provisions of the terms and conditions of the stock acquisition rights. With respect to any stock acquisition rights not acquired or exercised by the day immediately prior to the effective date of the share exchange, on such day CCEJ will acquire such stock acquisition rights without consideration and immediately cancel such stock acquisition rights.

Capital Policy

CCW and CCEJ may distribute dividends to its shareholders or registered share pledgees registered or recorded in its ledger of shareholders as of December 31, 2016. The amounts of such dividends may be no more than 24 yen per share of CCW common stock and 16 yen per share of CCEJ common stock.

Other than the above, neither CCW nor CCEJ may distribute dividends with a record date prior to the effective date of the share exchange.

Conditions to the Share Exchange

The obligations of each of CCW and CCEJ to carry out the share exchange are subject to the satisfaction of, among other things, conditions such as the following:

•	the share exchange agreement being approved at shareholders’ meetings of both CCW or CCEJ;

•	all necessary approval being obtained from, and the filing of any notification being completed with, any competent authority pursuant to applicable laws; and

•	at least one of the candidates agreed upon between CCW and CCEJ to become a director of CCBJI being expected to become such a director.

Indemnification

If either CCW or CCEJ breaches any of its duties or its representations and warranties under the integration agreement and the other party has incurred any damages, losses, expenses and other such costs as a result of such breach, the breaching party must fully indemnify the other party against any such damages, losses, expenses and other such costs and hold the other party harmless. However, indemnification is required only to the extent such damages, losses, expenses and other such costs suffered by the other party exceed ¥50 million.

Each party to the capital and business alliance agreement shall indemnify the “other party” (which means (1) for CCW or CCEJ: TCCC, CCJC and the other subsidiaries of TCCC that are parties to the agreement; and (2) for TCCC, CCJC or another subsidiary of TCCC that is party to the agreement: CCW and CCEJ) for any damages, losses, expenses and other such costs incurred by the other party as a result of any breach of its representations and warranties and agreements set forth in the agreement or any claim by a third party alleging such breach.

Termination

The share exchange agreement may be terminated in the event that any of the following events, among others, occurs:

•	with respect to either CCW or CCEJ, there is a material adverse effect on the financial condition, business results, business, rights and duties or any other condition of such party prior to the effective date of the share exchange; or

•	any material event has occurred or is discovered that hinders the consummation of the share exchange, including but not limited to any event that materially affects the calculation of the share exchange ratios relating to the share exchange.

The integration agreement provides that if certain events, such as those set forth below, occur, the parties to the agreement will discuss how to deal with such event in good faith with a view towards accomplishing the business integration. If, as a result of such discussion, the parties agree, the terms and conditions of the business integration shall be amended (including postponing the effective date of the share exchange and corporate split or, if such events affects the share exchange ratio, modifying that ratio). If the parties fail to reach an agreement, any party that is not responsible for the occurrence of such event may terminate the share exchange agreement on the grounds that the second termination event of the share exchange agreement described above has been satisfied.

•	A breach of the representations, warranties, covenants or other duties set forth in the integration agreement that has a material adverse effect on the business integration, subject to certain cure periods; and

•	the business, financial or any other condition of CCW or CCEJ (including a subsidiary of either company) has deteriorated in a manner that has a material adverse effect on the business integration, or there is a specific risk of such deterioration.

The integration agreement may be terminated only in either of the following events:

•	CCW and CCEJ agree in writing to terminate the agreement; or

•	the share exchange agreement or the company split agreement ceases to be effective due to their termination or for any other reason.

The capital and business alliance agreement will be terminated upon any of the following events on the day specified in each case:

•	on the date the integration agreement is cancelled or otherwise loses effect for any reason prior to the effective date of the share exchange and corporate split;

•	on the date all parties to the agreement agree to terminate the agreement;

•	on the date the agreement is cancelled by any of the parties to the agreement, where TCCC, CCJC or the other subsidiaries of TCCC that are parties to the agreement may cancel the agreement as a result of any material breach of the agreement by CCW or CCEJ, and CCW or CCEJ may cancel the agreement as a result of any material breach of the agreement by TCCC, CCJC or the other subsidiaries of TCCC that are parties to the agreement; or

•	on the date TCCC and its subsidiaries own less than 5% of the voting rights of CCBJI.

THE COCA-COLA SYSTEM IN JAPAN

As used throughout this document, the term “non-alcoholic beverages,” includes both those with carbonation as well as those without carbonation. The term “Coca-Cola products” means all non-alcoholic beverage products licensed by The Coca-Cola Company as described in this document.

CCW operates its soft drink business, and CCEJ conducts its business, in reliance on the Coca-Cola system in Japan. The Coca-Cola system in Japan consists of TCCC, CCJC, bottlers such as CCW and CCEJ, and other related parties. Below is a description of the respective roles of these companies in this system.

The Coca-Cola Company (TCCC)

Established in Atlanta, Georgia, TCCC holds the rights to grant licenses to bottling companies to produce and sell Coca-Cola products. TCCC and its subsidiaries enter into licensing agreements with bottling companies.

Coca-Cola (Japan) Co., Ltd. (CCJC)

CCJC, a wholly owned Japanese subsidiary of TCCC, is responsible for manufacturing, as well as supplying to bottlers such as CCW and CCEJ, the concentrates, syrups and beverage bases for all of TCCC’s beverage products in Japan. It is also responsible for the planning and marketing of such products in Japan.

Coca-Cola Tokyo Research & Development Co., Ltd. (CCTR&D)

Coca-Cola Tokyo Research & Development Co., Ltd., or CCTR&D, a wholly owned Japanese subsidiary of TCCC, carries out product development and technical support in response to the needs of customers in Japan.

Coca-Cola Bottling Companies

There are seven bottling companies in Japan, including Coca-Cola West Co., Ltd., Shikoku Coca-Cola Bottling Co., Ltd. (a subsidiary of Coca-Cola West Co., Ltd.) and CCEJ. Each produces, distributes and sells Coca-Cola products in its defined territory. The other bottling companies in Japan are Okinawa Coca-Cola Bottling Company, Hokuriku Coca-Cola Bottling Company, Michinoku Coca-Cola Bottling Company and Hokkaido Coca-Cola Bottling Company.

Coca-Cola Integrated Business Systems Co., Ltd. (CCIBS)

Coca-Cola Integrated Business Systems Co., Ltd., or CCIBS, a joint venture among Refreshment Product Services Inc., a wholly owned subsidiary of TCCC, and all Coca-Cola bottling companies in Japan, provides business consulting services concerning the Coca-Cola system in Japan, and also develops and maintains elements of the information systems supporting the Coca-Cola system in Japan.

Coca-Cola Business Sourcing Co., Ltd. (CCBSC)

Coca-Cola Business Sourcing Co., Ltd., or CCBSC, a joint venture among Refreshment Product Services Inc. and all Coca-Cola bottling companies in Japan, provides joint procurement of raw materials, packaging, indirect material and services for the Coca-Cola system in Japan.

Coca-Cola Customer Marketing Co., Ltd. (CCCMC)

Coca-Cola Customer Marketing Co., Ltd., or CCCMC, a joint venture among CCJC and all Coca-Cola bottling companies in Japan, conducts business negotiations with nationwide convenience stores, supermarkets and food service chains, and also develops proposals for sales promotion and storefront activities.

FV Corporation Co., Ltd. (FVC)

FV Corporation Co., Ltd., a joint venture among CCJC and all Coca-Cola bottling companies in Japan, conducts business negotiations with national chain vending operators. It also handles products other than Coca-Cola products.

BUSINESS OF CCW

Introduction

CCW at a Glance

•	Markets, produces and distributes non-alcoholic beverages

•	Serves, in its soft drink business, a market of approximately 45 million consumers throughout western Japan

•	Also manufactures and sells healthcare and skincare products

•	Employed 8,837 people as of December 31, 2015

•	Generated ¥429,289 million in net sales for the year ended December 31, 2015

Coca-Cola West Co., Ltd. is a joint stock company incorporated pursuant to the laws of Japan on December 20, 1960. Its registered head office is located at 7-9-66 Hakozaki, Higashi-ku, Fukuoka 812-8650, Japan. The telephone number of its registered head office is +81-92-641-8585. The Company’s agent for service of process in the United States is Corporation Service Company, 1180 Ave. of the Americas, Suite 210, New York, NY 10036, U.S.A.

CCW’s shares of common stock are currently listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange.

History

CCW’s roots can be traced to Nichibei Inryo Co., Ltd., established in 1960, which conducted manufacturing and sales of beverages as its business.

In 1999, Kita Kyushu Coca-Cola Bottling Co., Ltd. (the former Nichibei Inryo Co., Ltd.) merged with Sanyo Coca-Cola Bottling Co., Ltd. and the corporate name of the combined entity was changed to Coca-Cola West Japan Co., Ltd.

In 2001, Coca-Cola West Japan Co., Ltd. acquired the shares of Mikasa Coca-Cola Bottling Co., Ltd., or Mikasa CCBC, and made it into a subsidiary.

In 2006, Coca-Cola West Japan Co., Ltd. acquired the shares of Kinki Coca-Cola Bottling Co., Ltd., or Kinki CCBC, and made it into a wholly owned subsidiary. Coca-Cola West Japan Co., Ltd. changed its corporate name to Coca-Cola West Holdings Co., Ltd., or CCWH, and conducted a corporate split whereby its food and beverage sales business was transferred to the newly established Coca-Cola West Japan Co., Ltd., or CCWJ.

In 2007, CCWH entered into a capital and business alliance with Minami Kyushu Coca-Cola Bottling Co., Ltd., or Minami Kyushu CCBC, pursuant to which CCWH made a 20% investment in it, making it an equity-method affiliate.

In 2009, CCWJ, Kinki CCBC and Mikasa CCBC were merged into CCWH, and CCWH changed its corporate name to Coca-Cola West Co., Ltd.

In 2010, Coca-Cola West Co., Ltd. acquired the shares of Q’sai Co., Ltd. and made it into a wholly owned subsidiary.

In 2013, Coca-Cola West Co., Ltd. made Minami Kyushu CCBC into a wholly owned subsidiary through a share exchange.

In 2014, Minami Kyushu CCBC was merged into Coca-Cola West Co., Ltd.

In 2015, Coca-Cola West Co., Ltd. acquired the shares of Shikoku Coca-Cola Bottling Co., Ltd. and made it into a wholly owned subsidiary.

Business Overview

As of June 30, 2016, CCW had 17 consolidated subsidiaries and 6 associates accounted for under the equity method. CCW conducts its business in the following two areas:

•	Soft drinks

•	Healthcare and skincare

Soft Drink Business

CCW conducts its soft drink business as part of the Coca-Cola system in Japan. For a description of the system, see “The Coca-Cola System in Japan.” As of 2015, CCW’s sales volume of Coca-Cola products represents approximately 35% of the total sales volume of such beverages in Japan.

Territory

CCW’s bottling territory is western Japan, consisting of the prefectures of Fukuoka, Osaka, Shiga, Nara, Wakayama, Kyoto, Hyogo, Okayama, Tottori, Hiroshima, Shimane, Yamaguchi, Saga, Nagasaki, Kumamoto, Kagoshima, Miyazaki, Oita, Kagawa, Tokushima, Kochi and Ehime. As of 2015, the sales territory of CCW has a population of approximately 45 million people, comprising 35% of the overall Japanese population.

Bottler’s Agreements

Exclusivity. With certain minor exceptions, CCW has the exclusive right granted by TCCC to prepare, package, distribute and sell the beverages covered by the bottler’s agreements in containers authorized for use by TCCC in its bottling territory described above. The covered beverages include Coca-Cola as well as various other soft drinks, coffee brands, bottled water brands and blended tea brands, such as Fanta, Georgia, Sokenbicha, Aquarius, Ayataka and I LOHAS. CCW is prohibited from selling covered beverages outside of its bottling territory. The bottler’s agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of CCW’s bottling territory and, in such cases, CCW agrees not to oppose any actions that might be adopted by TCCC or CCJC concerning the supply of such customers.

Pricing. The bottler’s agreements provide that sales by TCCC of concentrates to CCW are at prices that are set from time to time by TCCC or CCJC at its sole discretion. Recently, prices are set annually based on discussions between CCW and CCJC.

Term and Termination. CCW’s bottler’s agreements with TCCC and CCJC have 10-year terms, extending through March 31, 2024. The agreements state that CCW may request a 10-year renewal at least six months but not more than twelve months prior to expiration, which request TCCC may or may not grant in its sole discretion.

TCCC has the right to terminate the bottler’s agreements before the expiration of the stated term upon, among other things, the insolvency, bankruptcy, nationalization or similar condition of CCW. The bottler’s agreements may be terminated by TCCC, CCJC or CCW upon the occurrence of a default by another party that is not remedied within sixty days of the receipt of a written notice of default after such party has been given written notice of such default. They may also be terminated by TCCC or CCW if TCCC, CCJC or other suppliers of concentrate or CCW cannot legally obtain foreign exchange to remit abroad in payment of imports of the concentrate, ingredients or materials necessary for the manufacture of the concentrate or certain other items, or if Japanese law prevents performance. They also lapse automatically, after a certain lapse of time, if CCW refuses to pay a concentrate base price increase.

For all products for which the bottling rights are granted pursuant to the bottler’s agreements, the bottling rights expire at the time of the expiration of the bottler’s agreements. CCW believes that its interdependent relationship with TCCC and CCJC and the substantial cost and disruption to TCCC and CCJC that would be caused by nonrenewals of the bottler’s agreements ensure that they will continue to be renewed so long as CCW does not face insolvency, bankruptcy, nationalization or similar circumstances.

Products, Packaging and Distribution

CCW derives its net sales in the soft drink business from marketing, producing and distributing non-alcoholic beverages. CCW’s beverage portfolio consists of some of the most recognized brands in the world, including what it believes to be one of the world’s most valuable beverage brands, Coca-Cola. CCW manufactures approximately 82.9%, on a cost basis, of the finished product it sells from concentrates that it buys.

The remainder of the products it sells are purchased in finished form. These include water products, specified health use beverages and coffee products that it prepares and packages on consignment from CCJC. CCW receives fees from CCJC for the service of preparing these products. CCW then purchases from CCJC the products CCW prepared, and sells them to its customers. In addition to these, CCW also purchases beverages and foods from other Coca-Cola bottlers and other third parties for resale.

Coca-Cola, Coca-Cola Zero, Fanta, Georgia (a canned coffee brand), Aquarius (a sports drink), Sokenbicha (a blended tea brand), Ayataka (a green tea brand) and I LOHAS (a bottled water brand) are CCW’s eight core brands. In 2015, particularly in the categories of sparkling, coffee and sugarless tea, CCW launched new products, through collaboration with CCJC, and conducted promotions in order to strengthen sales.

Below are the sales volumes of CCW’s beverage products, broken down by product.

	For the year ended December 31,
	2014		2015
Brand	Sales volume (in thousands of cases)%		Sales volume (in thousands of cases)%
Coca-Cola	15,313	7.1	14,755		6.9
Coca-Cola Zero	6,928	3.2	6,472		3.0
Fanta	8,761	4.0	7,904		3.7
Georgia	45,351	20.9	45,215		21.0
Sokenbicha	11,005	5.1	10,174		4.7
Aquarius	20,321	9.4	19,492		9.1
Ayataka	16,205	7.5	17,642		8.2
I LOHAS	11,852	5.5	13,994		6.5
Other	80,939	37.4	79,400		36.9

Total	216,675	100.0	215,048	*	100.0

*	To make the sales volume figures comparable, this does not includes the sales volume of Shikoku Coca-Cola Bottling Co., Ltd., which CCW acquired in May 2015. Shikoku Coca-Cola Bottling Co.’s sales volume of its beverage products in 2015 was 10,458 cases.

For its products, CCW uses various kinds of packages that differ in volume and container type in order to meet consumer demand for package types that are appropriate for various situations and places of sale. Primary packages used by CCW include PET bottles (small (less than 1,000mL), medium (1,000mL or more, but less than 1,500mL) and large (1,500mL or more)) and cans. It also sells beverage mixes in fountain syrup and powdered forms.

Advertising and Marketing

CCW relies extensively on advertising and sales promotions in marketing products produced by CCW. TCCC and CCJC advertise in all major media in Japan to promote TCCC’s trademarks in the territory CCW serves. CCW also benefits from regional, national and global advertising programs conducted by TCCC and CCJC. Certain of the advertising expenditures by TCCC and CCJC are made pursuant to annual arrangements.

CCW and TCCC engage in a variety of marketing programs to promote the sale of Coca-Cola products produced by CCW for the territory in which CCW operates. According to the bottler’s agreements, TCCC and CCJC may agree from time to time to contribute financially to CCW’s marketing programs. Under the “Memorandum of Understanding Regarding Bottler’s Annual Business Plan,” CCW and CCJC agree, from time to time, on guidelines for the commitment and distribution of expenditures on advertising of Coca-Cola products in the territory CCW serves. The amounts to be paid by CCW under the marketing programs are determined annually and are periodically reassessed as the programs progress. While under the Memorandum such marketing expenses are borne by each of CCW and CCJC based on the annually determined ratio except in certain limited circumstances, TCCC and CCJC have no specified contractual obligation to participate in expenditures for advertising, marketing and other support in CCW’s territory.

Sales Channels

CCW provides products to consumers through various sales channels, such as vending machines, supermarkets, convenience stores and restaurants.

Vending. In the vending channel, CCW’s products are delivered directly to consumers through about 360,000 vending machines. CCW owns all of the vending machines it uses, which are placed on various properties based on individual arrangements with the owners or other rights-holders of the properties. In 2015, CCW strove to increase sales per machine by introducing new products and creating an optimal product line-up based on the characteristics of the location while implementing promotions exclusive for vending machines. With the aim of increasing profitability of the vending channel, CCW also strove to review the location of each specific machine and newly install vending machines based on profitability.

Chain Stores (supermarkets, convenience stores, etc.). In the chain store channel, CCW provided product line-ups according to consumer needs and implemented campaigns tailored for various seasons and events at supermarkets and convenience stores.

Retail & Food Services (kiosks, restaurants, etc.). In the retail & food services channel, CCW is proposing various portfolio and sales methods for station/hospital kiosks, restaurants and bars. In 2015, in restaurants, CCW aimed to expand the number of establishments carrying its products, with actions such as adding new products to menus and submitting proposals for a drink menu where its products are included.

Competition

The market for non-alcoholic beverages is highly competitive. CCW faces competitors that differ within individual categories in its territory. Moreover, competition exists not only within the non-alcoholic beverage market, but also between the non-alcoholic and alcoholic markets.

The most important competitive factors impacting CCW’s business include advertising and marketing, brand image, product offerings that meet consumer preferences and trends, new product and package innovations, pricing and cost inputs. Other competitive factors include supply chain (procurement, manufacturing and distribution) and sales methods, merchandising productivity, customer service and the management of sales and promotional activities. Management of cold and hot beverage equipment, including coolers and vending machines, is also a competitive factor.

CCW’s competitors include the bottlers and distributors of competing products and manufacturers, such as Suntory Beverage & Food, Asahi Soft Drinks, Kirin Beverage and Ito En, as well as distributors of private-label products. Private-label products against which CCW competes include those of certain of CCW’s customers.

Raw Materials and Other Supplies

CCW purchases approximately 30% of its raw materials measured by cost, including ingredients and packaging materials, from CCBSC. In addition, CCW purchases concentrates from CCJC and roasted coffee beans and packaging materials, among others, from other third party suppliers. The bottler’s agreements with TCCC and CCJC provide that all authorized containers, closures, cases, cartons and other packages and labels for their products must be purchased from manufacturers approved by TCCC and CCJC.

CCW does not use any materials or supplies that are currently in short supply, although the supply and price of specific materials or supplies are, at times, adversely affected by strikes, weather conditions, speculation, abnormally high demand, governmental controls, new taxes, national emergencies, natural disasters, price or supply fluctuations of their raw material components and currency fluctuations.

Seasonality

In the non-alcoholic beverage business, sales of CCW’s products are seasonal, with the second and third calendar quarters accounting for higher unit sales than the first and fourth quarters. In a typical year, CCW earns more than 60% of its annual operating income during the second and third quarters of the year. The seasonality of the sales volume, combined with the accounting for fixed costs, such as depreciation, amortization, rent and interest expense, impacts the results on a quarterly basis. Additionally, year-over-year shifts in holidays, selling days and weather patterns, particularly cold or wet weather during the summer months, can impact the results on an annual or quarterly basis.

Healthcare & Skincare Business

CCW’s healthcare & skincare business is conducted by Q’sai Co., Ltd. and its five subsidiaries.

Products, Packaging and Distribution

CCW produces its core healthcare products at its plant in Fukuoka. In the case of Kale Powder, one of CCW’s mainstay products in the healthcare & skincare business, the process from the cultivation of kale to commercialization is carried out within the company group.

CCW mainly sells its healthcare and skincare products through mail order shopping, through the use of infomercials, paper advertising and the internet. CCW also receives orders for and provides guidance about its products at its call centers.

In 2014, CCW formed a wholly owned U.S. subsidiary, Q’sai USA Inc., in order to expand its sales territory from Japan to the United States.

CCW’s products in this business include Kale Powder and Hiza Support Collagen, both healthcare products, as well as the skincare product Cola-rich.

Kale Powder. Kale Powder contains domestically grown and hand-picked kale which is free of both pesticides and chemical fertilizers. Kale Powder contains various nutrients which tend to be insufficient in the human diet, such as beta-carotene, calcium, potassium, vitamin C and dietary fiber, which are useful for supplementing shortages in vegetable intake. In order to enhance the quality and safety of the product, CCW conducts all kale seed selection, growth, harvest, processing and sales systematically within the group.

Hiza Support Collagen. Hiza Support Collagen is a food product that contains collagen peptide, a substance which supports the functioning of knee joints.

Cola-rich Series. Cola-rich is an all-in-one beauty gel cream, with all the functions of a lotion, milky lotion, serum and skin cream contained in one product. In 2015, at the aim of enhancing sales, CCW strove to enrich the product lineup of the Cola-rich series by newly launching related items: Cola-rich Medicated Whitening BB Cream, which enables skin whitening and makeup; Cola-rich Medicated Whitening Gel Cream, which is an all-in-one gel cream with moisturizing properties and whitening functionality; and Cola-rich Night Cream Repair, containing beauty ingredients to give skin resilience.

Seasonality

CCW’s healthcare & skincare business is generally not subject to seasonal fluctuations.

Organizational Structure

The following table presents CCW’s consolidated subsidiaries as of June 30, 2016.

Name	Country of residence	Main business	Voting rights owned directly or indirectly by Coca- Cola West Co., Ltd. (%)
Shikoku Coca-Cola Bottling Co., Ltd.	Japan	Manufacturing and sale of non-alcoholic beverages	100.0

Coca-Cola West Vending Co., Ltd.	Japan	Vending machine operations	100.0

Nishinihon Beverage Co., Ltd.	Japan	Sales of beverages	100.0

Shikoku Canteen Co., Ltd.	Japan	Sales of beverages	100.0

Pacific Ace Nishinihon Co., Ltd.	Japan	Sales of beverages	100.0

Coca-Cola West Sales Support Co., Ltd.	Japan	On-site administration, operation center and contact center	100.0

Kadiac Co., Ltd.	Japan	Sale of beverages	52.0

Wex Co., Ltd.	Japan	Sale of beverages	100.0

Coca-Cola West Products Co., Ltd.	Japan	Manufacturing of beverages	100.0

Coca-Cola West Equipment Service Co., Ltd.	Japan	Vending machine-related business including installment, repairs & maintenance and quality management	100.0

Coca-Cola West Service Co. Ltd.	Japan	Real estate business and insurance	100.0

Q’sai Co., Ltd.	Japan	Manufacturing and sale of health food and cosmetics-related products	100.0

Nippon Supplement, Inc.	Japan	Manufacturing and sale of health foods	100.0

Name	Country of residence	Main business	Voting rights owned directly or indirectly by Coca- Cola West Co., Ltd. (%)
Q’sai Farm Shimane Co., Ltd.	Japan	Manufacturing and sale of health foods	49.5

Q’sai Analysis and Research Center Co., Ltd.	Japan	Manufacturing and sale of health foods	51.5

Q’sai USA Incorporated	United States	Manufacturing and sale of health foods	100.0

CQVentures Co., Ltd.	Japan	Investment in startup companies	100.0

Property, Plant and Equipment

Set forth below is a list of each of the material properties owned or leased by CCW, the use and location of the property and the approximate size of the property on which the facility is located.

Property	Location	Approximate size (m2)	Property type
Head Office	Fukuoka, Japan	11,974	Business facility

Senrioka Office	Osaka, Japan	15,426	Business facility

Tosu Plant	Saga, Japan	52,881	Production facility for beverages

Kiyama Plant	Saga, Japan	51,497 *3,109	Production facility for beverages

Hongo Plant	Hiroshima, Japan	82,828	Production facility for beverages

Akashi Plant	Hyogo, Japan	67,763	Production facility for beverages

Kyoto Plant	Kyoto, Japan	75,342	Production facility for beverages

Kumamoto Plant	Kumamoto, Japan	19,378	Production facility for beverages

Ebino Plant	Miyazaki, Japan	*217,996	Production facility for beverages

Daisen Plant	Tottori, Japan	65,388	Production facility for beverages

Fukuoka Branches	Fukuoka, Japan	56,504	Sales and logistics facilities

Saga Branches	Saga, Japan	25,356 *9,089	Sales and logistics facilities

Nagasaki Branches	Nagasaki, Japan	30,726	Sales and logistics facilities

Hiroshima Branches	Hiroshima, Japan	46,448	Sales and logistics facilities

Okayama Branches	Okayama, Japan	30,184	Sales and logistics facilities

Yamaguchi Branches	Yamaguchi, Japan	11,739 *3,283	Sales and logistics facilities

Shimane Branches	Shimane, Japan	5,464 *2,496	Sales and logistics facilities

Tottori Branches	Tottori, Japan	7,922 *4,457	Sales and logistics facilities

Property	Location	Approximate size (m2)	Property type
Osaka Branches	Osaka, Japan	42,142 *366	Sales and logistics facilities

Kyoto Branches	Kyoto, Japan	33,357 *2,783	Sales and logistics facilities

Hyogo Branches	Hyogo, Japan	45,162 *1,245	Sales and logistics facilities

Shiga Branches	Shiga, Japan	10,243 *1,400	Sales and logistics facilities

Nara Branches	Nara, Japan	18,829	Sales and logistics facilities

Wakayama Branches	Wakayama, Japan	45,581	Sales and logistics facilities

Kumamoto Branches	Kumamoto, Japan	23,676	Sales and logistics facilities

Kagoshima Branches	Kagoshima, Japan	53,556 *615	Sales and logistics facilities

Miyazaki Branches	Miyazaki, Japan	15,732 *3,513	Sales and logistics facilities

Oita Branches	Oita, Japan	47,170	Sales and logistics facilities

Shikoku Coca-Cola Head Office	Kagawa, Japan	12,846	Business facility

Komatsu Plant	Ehime, Japan	133,213	Production facility for beverages

Kagawa Branches	Kagawa, Japan	30,759	Sales and logistics facilities

Tokushima Branches	Tokushima, Japan	8,501	Sales and logistics facilities

Kochi Branches	Kochi, Japan	32,203	Sales and logistics facilities

Ehime Branches	Ehime, Japan	30,907	Sales and logistics facilities

Nishinihon Beverage Co., Ltd. facilities	Fukuoka, Japan	1,100	Vending machines etc.

Coca-Cola West Vending Co., Ltd. facilities	Fukuoka, Japan	12,063	Other facilities

Coca-Cola West Service Co., Ltd. facilities	Fukuoka, Japan	25,782 *944	Other facilities

Q’sai Co., Ltd. facilities	Fukuoka, Japan	56,204	Production facility for health food products

*	Indicates areas of leased property. Figures without asterisks are areas of owned property.

CCW makes capital expenditures primarily in the soft drink business, its principal business. In fiscal 2015, CCW made a total capital expenditure of ¥16,181 million, of which ¥10,979 million was spent for introducing new vending machines in the market and ¥1,056 million was spent for the establishment of enterprise resource planning. In fiscal 2014, CCW made a total capital expenditure of ¥22,783 million, of which ¥12,204 million was spent for introducing new vending machines in the market and ¥2,300 million was spent for the establishment of enterprise resource planning. In fiscal 2016, CCW plans to make a total capital expenditure of ¥34,118 million. The total investment amounts include investment in intangible fixed assets (including software in progress), in addition to tangible fixed assets.

CCW’s material plans for construction, expansion and improvement of equipment and facilities as of December 31, 2015 are as follows.

Location	Investment type	Expected investment amount (millions of yen)		Expected investment timeframe
Various Branch Offices	Acquisition of vending machines, coolers	16,726	*	Jan. 2016 – Dec. 2016

Hongo Factory	New installation of equipment for manufacturing coffee bottles and cans	2,200		Aug. 2016 – Dec. 2016

*	As of June 30, 2016, ¥6,670 million of the expected investment had been completed.

CCW does not have material plans for the sale or removal of equipment and facilities as of June 30, 2016.

Employees

As of June 30, 2016, CCW had 8,778 employees on a consolidated basis, consisting of 8,211 in the soft drink business and 567 in the healthcare & skincare business. CCW considers its labor relations to be good.

Legal Proceedings

CCW is not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its results of operations or financial condition.

BUSINESS OF CCEJ

CCEJ at a Glance

•	Markets, produces, and distributes non-alcoholic beverages

•	Serves a market of approximately 67 million consumers throughout eastern Japan

•	Employed 8,355 people as of December 31, 2015

•	Generated ¥548,021 million of revenue for the year ended December 31, 2015

Background

Coca-Cola East Japan Co., Ltd. is a joint stock company incorporated pursuant to the laws of Japan on July 1, 2013 through a business integration of four bottlers in Japan: Coca-Cola Central Japan Company, Mikuni Coca-Cola Bottling Company, Tokyo Coca-Cola Bottling Company and Tone Coca-Cola Bottling Company. On April 1, 2015, it made Sendai Coca-Cola Bottling Co., Ltd, or Sendai, a wholly owned subsidiary.

CCEJ’s registered head office is located at Kokusai Shin-Akasaka West Building, 6-1-20 Akasaka, Minato-ku, Tokyo 107-0052, Japan. The telephone number of its registered head office is +81-3-5575-3859.

CCEJ’s shares of common stock are currently listed on the First Section of the Tokyo Stock Exchange.

Business Nature and Scope

CCEJ is one of the bottlers of Coca-Cola products in Japan. Its bottling business consists of manufacturing, distributing and selling Coca-Cola products as part of the Coca-Cola system in Japan. For the year ended December 31, 2015, CCEJ’s sales volume of Coca-Cola products represents approximately 51% of the total sales volume of such beverages in Japan. For a description of the system, see “The Coca-Cola System in Japan.”

CCEJ’s bottling territory is the Kanto, Tokai and southern Tohoku regions of Japan, consisting of the Tokyo metropolis and the prefectures of Miyagi, Yamagata, Fukushima, Tochigi, Ibaraki, Chiba, Niigata, Gunma, Saitama, Kanagawa, Yamanashi, Shizuoka, Aichi, Gifu and Mie. As of 2015, the sales territory of CCEJ has a population of 67 million people, comprising 52% of the overall Japanese population. In this region, with certain minor exceptions, CCEJ has the exclusive right granted by TCCC to prepare, package, distribute and sell the beverages licensed to it by TCCC.

REGULATION

The business activities of CCW and CCEJ are subject to various governmental regulations that regulate the production, ingredients, packaging, labeling, sale, safety, and advertising of their products.

Food Sanitation

CCW’s and CCEJ’s products are subject to the Food Sanitation Act and related regulations that set standards for ingredients, including food additives, and packaging to ensure food safety and protect consumers’ health. Under this act, any person who intends to engage in the production of beverages must obtain business licenses from prefectural governors.

Consumer Laws

Labeling and Advertising Regulations

The labeling and advertisement of CCW’s and CCEJ’s products are subject to various laws and regulations, including those on food safety and restrictions on unjustifiable or unfair representations on ingredients and effects of the products. Those laws and regulations include the Food Labeling Act, the Act Against Unjustifiable Premiums and Misleading Representations, and the Unfair Competition Prevention Act.

In addition, the Act on Specified Commercial Transactions also regulates mail order sales and the operation of the other main sales channels for healthcare and skincare products sold by certain of CCW’s subsidiaries. These regulations include prohibitions of exaggerated advertisements or advertisements using unsolicited emails, as well as provide for statutory cooling-off periods during which consumers may cancel certain products or services they contracted to purchase.

Health Promotion Act

Pursuant to the Health Promotion Act, Nippon Supplement, Inc., a subsidiary of CCW, had obtained special permits for some of their health food products and supplements, which allowed them to indicate that those health food products and supplements promote health. While such special permits were cancelled by the Consumer Affairs Agency of Japan in September 2016, Nippon Supplement, Inc. will continue to be responsible for the products it sold before the cancellation of the permits.

CCW, CCEJ and their affiliates are also subject to regulations under that act as manufacturers or distributors of products for which CCJC obtained such special permits. For instance, no person may make materially untrue or misleading claims regarding the effect of their products or their effective ingredients with respect to promoting health.

Regulations Related to Cosmetics

Under the Act on Securing the Quality, Efficacy and Safety of Pharmaceuticals, Medical Devices, Regenerative and Cellular Therapy Products, Gene Therapy Products, and Cosmetics, certain skincare products sold by Q’sai Co., Ltd. are categorized as cosmetics and therefore subject to restrictions on labeling and descriptions, as well as regulations on ingredients, under that act.

Other Consumer Protections

Under the Product Liability Act, as a producer of beverages and healthcare and skincare products, CCW and CCEJ are exposed to product liability claims from consumers due to alleged or actual defects in their products.

CCW’s and CCEJ’s sale of products through vending machines, as well as other direct sales of healthcare and skincare products by CCW’s subsidiaries, are subject to the Consumer Contract Act, which regulates contracts between consumers and companies. For example, the act restricts certain contract terms that may unilaterally impair the consumer and gives the consumer a statutory right to revoke his/her offer for or acceptance of a contract where the company misled the customer or caused him/her distress.

Competition Laws

As the exclusive manufacturer and distributor of Coca-Cola products in its respective territories, each of CCW (in western Japan) and CCEJ (in eastern Japan) is subject to competition laws, such as the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, the Unfair Competition Prevention Act, the Act Against Delay in Payment of Subcontract Proceeds, Etc. to Subcontractors and the Act on Special Measures Concerning Pass-on of Consumption Tax, which restrict unfair trade practices vis-à-vis suppliers, customers and other business partners.

Road Traffic Laws

CCW, CCEJ and their affiliated companies deliver their products by trucks using public roads and therefore must comply with laws and regulations related to traffic, including the Road Traffic Act.

Environmental Regulations

General

CCW and CCEJ are subject to environmental regulations under the Air Pollution Control Act, the Water Pollution Control Act, the Noise Regulation Act, the Vibration Regulation Act and other environmental laws and regulations, as well as local regulations which in some cases impose requirements more stringent than the national requirements.

Waste Management and Recycling

CCW’s and CCEJ’s business operations generate a large amount of waste, in particular food waste such as bottles, cans and other packaging waste. Under the Waste Management and Public Cleansing Act, CCW and CCEJ are responsible for the proper management of the waste produced by their operations. In addition, the Act on Promotion of Recycling and Related Activities for Treatment of Cyclical Food Resources requires companies to endeavor to reduce food waste and recycle resources from food waste. Also, the Act on the Promotion of Sorted Collection and the Recycling of Containers and Packaging imposes certain responsibilities on companies to reduce waste containers and to use recycled materials.

Use of Fluorocarbons

Under the Act for the Rationalized Use and Proper Management of Fluorocarbons, operators of vending machines that use fluorocarbon gas to cool beverages are tasked with substantial responsibilities to manage the fluorocarbon gas used in the vending machines to minimize the negative effect on the environment if the gas is released into the atmosphere.

Labor Laws

CCW and CCEJ are subject to the labor laws of Japan governing wages, work hours, overtime, leaves, holidays, terminations, employee health and safety, benefits, rights of trade unions and other aspects of employment. They are also subject to regular investigations by the Labor Standard Inspection Office of each local jurisdiction in Japan where they operate. Both CCW and CCEJ consider their labor relations to be good.

Taxes

CCW and CCEJ, like other Japanese companies, are subject to Japanese tax laws including the Corporation Taxes Act. As of the date of this prospectus, an 8% consumption tax applies to the sale of their products pursuant to the Consumption Taxes Act.

CCW MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCW is intended to facilitate an understanding of CCW’s business and results of operations. This section should be read in conjunction with CCW’s audited consolidated financial statements and unaudited condensed interim consolidated financial statements included in this prospectus.

This discussion includes forward-looking statements which are subject to risks and uncertainties that could cause actual events or conditions to be materially different from those expressed or implied by the forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for discussions of the risks and uncertainties facing CCW.

Overview

CCW is one of the largest bottlers in Japan, serving 22 prefectures across the regions of Kinki, Chugoku, Shikoku and Kyushu. These regions together have a total population of approximately 45 million as of 2015. Under the bottler’s agreement with TCCC and CCJC, CCW produces and distributes non-alcoholic beverages for these regions. In 2015, CCW had an approximately 35% market share of Coca-Cola products sold in Japan. CCW leads the growth of Coca-Cola business in Japan by striving to continuously expand its sales volume as well as market share through various sales promotion activities in the regions in which it operates.

CCW was established in December 1960 under the name of Nichibei Inryo Co., Ltd. It subsequently became a Coca-Cola bottler mainly based in northern Kyushu and changed its name to Coca-Cola West Co., Ltd. in 2009. Since 1999, CCW merged with or acquired five other bottlers, including, most recently, the acquisition of Shikoku Coca-Cola Bottling Co., Ltd., or Shikoku CCBC, in May 2015. CCW believes that the proposed business combination with CCEJ is vital in order for it to succeed in the highly competitive beverage industry.

CCW is facing fierce competition from other global and local bottlers. CCW’s financial results are affected by a number of factors including, but not limited to, consumer preferences, manufacturing and distribution costs, economic conditions, local and national laws and regulations, supply of raw materials, and weather. CCW believes that it needs to continue strengthening its capabilities in marketing and innovation in order to maintain its brand image and market share.

CCW has two operating segments, namely the soft drink segment and the healthcare and skincare segment. The soft drink segment consists primarily of the bottling and distribution of a variety of non-alcoholic beverages, such as carbonated beverages, coffees, blended teas, natural water, and sports drinks. In the healthcare and skincare segment, revenue is generated through the research, development, manufacturing and sales of various healthcare products such as “Kale Powder,” “Hiza Support Collagen” and “Glucosamine Z,” as well as the skincare product “Cola-Rich.” The majority of CCW’s revenue is derived from the soft drink segment.

Basis of Preparation

The consolidated financial statements of CCW as of and for the years ended December 31, 2014 and 2015 have been prepared in accordance with IFRS issued by the International Accounting Standards Board, or “IASB”. The consolidated financial statements for the year ended December 31, 2015 are the first financial statements that CCW prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. Previously, CCW prepared consolidated financial statements only in accordance with Japanese GAAP. The impact of the first-time adoption of IFRS on the consolidated financial statements is disclosed in Note 38 “First-time adoption of IFRS” to CCW’s consolidated financial statements included in this prospectus.

The unaudited condensed interim consolidated financial statements of CCW as of and for the six-month periods ended June 30, 2015 and 2016 have been prepared in accordance with International Accounting Standards, or IAS, 34 Interim Financial Reporting, as issued by the IASB.

Principal Factors Affecting Financial Results

Economic Conditions and Consumer Market

The economic conditions and consumer markets in Japan are two of the most significant factors affecting CCW’s results of operations. During 2015, Japan showed a moderate economic recovery, with the improvement in the employment rate as well as the income level. Meanwhile, the weakness in consumer spending persisted due to stagnation of consumer sentiment.

After the increase in the consumption tax rate in April 2014, the non-alcoholic beverage industry in Japan experienced a temporary downturn in consumption, but showed recovery in 2015. However, competition in the Japanese non-alcoholic beverage industry continued to be intense and the market environment remained unstable, as could be seen in the declining retail prices in the industry.

Under such business environment, CCW established the following strategies for the soft drink business in 2015:

•	to fundamentally redefine the operations of CCW and establish a corporate structure which matches CCW’s size and capabilities, with respect to expenditure, investment, and headcount; and

•	to establish a market plan by area and by distribution channel, which is tailored to each customer, and achieve all performance targets, specifically those relating to revenue, operating profit, sales volume, and market share.

CCW has strived to achieve the above business objectives, while creating a foundation that aims at continued growth in the future and strengthening its earnings capacity.

In the health food industry, there were signs of market revitalization. For example, health food companies began to introduce foods which are permitted to claim certain nutritional or health functions, pursuant to the “Foods with Function Claims” system implemented in April 2015 by the Consumer Affairs Agency of Japan. While the health food industry also experienced a temporary downturn in consumption as a result of the increase in the consumption tax rate in April 2014, the industry showed signs of recovery in 2015.

In addition, consumer spending in the cosmetics industry has also been recovering, which contributed to market growth. However, competition has been intensifying in both markets due to new entrants from different industries, resulting in an increasingly competitive market environment.

Under such business environment, CCW has determined to focus on the following strategies for the healthcare and skincare business:

•	to strengthen the home shopping platform by implementing a marketing strategy specific for each product category; and

•	to implement a product strategy in response to the new Foods with Function Claims system.

There have been no significant changes in economic conditions and relevant consumer markets in the six-month period ended June 30, 2016 as compared to the six-month period ended June 30, 2015. CCW currently does not expect any significant changes in the economic conditions and relevant consumer markets for the foreseeable future.

Seasonal Factors

CCW’s operating results during the year typically exhibit seasonal variation, as the demand for non-alcoholic beverages tends to be higher during the summer months. Sales of non-alcoholic beverages are affected by seasonal factors such as weather and temperature due to the products’ refreshing and hydrating characteristics. In particular, inclement weather and low temperatures during the peak summer season could influence CCW’s business results.

Other Factors Affecting Operating Results

Soft drink segment

Sales of non-alcoholic beverages, CCW’s core products, are readily influenced by changes in consumers’ preferences. In a beverage market of this kind, CCW strives to continuously offer appealing products and services. Nevertheless, failure to amply forecast market changes could potentially affect its operating results.

Healthcare and skincare segment

Given growing health and cosmetic consciousness, the market for health food and cosmetics-related products in Japan, which CCW is competing in, is seeing successive new entrants from other industries. This could lead to increased competition and thus a negative impact on the operating results of CCW.

In addition, the ability of CCW to manufacture products that satisfy regulatory requirements for sale, including sale as a product of specified health use, also may impact the operating results of this segment. The failure to do so in the case of certain dietary supplements resulted in CCW recording an impairment loss for the year ended December 31, 2015. Please refer to “—Critical Accounting Estimates and Judgments—CCW’s Critical Accounting Estimates and Judgments—Impairment of Property, Plant, and Equipment, Intangible Assets and Goodwill” for detailed discussions related to the impairment loss.

Relationship with TCCC and CCJC

CCW is a bottler, distributor and seller of primarily Coca-Cola products. TCCC and its wholly owned subsidiary in Japan, CCJC, control the product development and marketing of Coca-Cola products in Japan. TCCC’s and CCJC’s ability to successfully perform these functions has a direct effect on CCW’s sales volume and operating performance. CCW produces Coca-Cola products, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the Coca-Cola products to consumers either directly through vending machines or indirectly through retail chains including supermarkets and convenience stores. CCJC provides concentrates and beverage bases for Coca-Cola products to bottlers in Japan as well as conducts nationwide marketing activities regarding such products. CCW’s business relationship with TCCC and CCJC is mainly governed by the bottlers’ agreements entered into among TCCC, CCJC and CCW.

Proposed Integration with CCEJ

In the Japanese non-alcoholic beverage industry, the requirements of customers and consumers have continued to evolve, with a challenging business environment driven by fierce competition among the industry players. In this environment, CCW and CCEJ have been reinforcing their ties as entities belonging to the Coca-Cola system in Japan. Such collaboration has led to the proposed business combination that is the subject of this prospectus.

Through this integration, CCW believes that the combined entity would be better positioned to drive future growth in the non-alcoholic beverage industry, and to respond to customer and consumer needs as well as fierce market competition. CCW also believes that the combined entity would develop a competitive advantage through the integration and accelerate the transformation of the Coca-Cola system in Japan. In addition, the two parties expect to enhance the enterprise value of the combined entity and establish one of the leading Coca-Cola bottlers in the world by improving its supply chain for efficient manufacturing and logistics operation, and by integrating and developing its systems and processes across the combined entity.

The integration process has led to several costs related to business integration, such as professional advisory service expenses incurred to achieve the desired objectives of the integration process.

However, the integration is expected to generate several synergies which will have a positive impact on CCW’s overall cost structure, in particular cost savings in the procurement of commodities. CCW expects that these cost savings will principally come from the aggregation of CCW’s and CCEJ’s various purchase departments into a single purchase department, generating efficiencies achieved by applying best market practices for procurement across all of CCW’s operations.

Operations Review

Business Combination with Shikoku CCBC

On May 18, 2015, CCW acquired 100% of the shares and voting interests of Shikoku CCBC. As a result, CCW obtained control of Shikoku CCBC. Shikoku CCBC manufactures and sells food and beverages.

Shikoku CCBC, like CCW, is a Coca-Cola bottler, and both companies have established a strong presence as leading companies in their respective business areas. However, changes in the business environment, such as the sales volume shift in distribution channels from more profitable vending machines to less profitable supermarkets and convenience stores, as well as fierce market competition, increase in budget-minded consumers and diversification of consumers’ needs, led to CCW’s decision to acquire Shikoku CCBC. Through the acquisition of Shikoku CCBC, CCW aims to improve the efficiency of its Coca-Cola bottling business by centralizing administrative control over the western area of Japan.

Upon the initial completion of the purchase price allocation for the acquisition of Shikoku CCBC, the fair value of net assets acquired exceeded the fair value of the purchase consideration transferred. Before recognizing a gain on a bargain purchase, CCW reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed and also reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for the identifiable assets acquired and liabilities assumed and the consideration transferred.

As a result, a gain on a bargain purchase of 7,931 million yen was recognized in the year ended December 31, 2015. CCW believes the gain on bargain purchase resulted mainly because Shikoku CCBC was not able to utilize its property, plant and equipment effectively.

Please refer to Note 4 “Business Combination” of CCW’s annual consolidated financial statements included in this prospectus.

Results of Operations

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table summarizes CCW’s consolidated statements of profit or loss for the years presented:

	For the year ended December 31,
	2014	2015
	(Millions of yen)
Net sales	414,230	429,289
Gross profit	183,553	193,494
Selling, general and administrative expenses	(170,930)	(177,498)
Other income	1,501	8,622
Other expense	(4,857)	(10,467)
Operating profit	9,775	13,822
Profit for the year before income tax	10,043	13,717
Income tax expense	(3,743)	(4,000)
Net profit for the year	6,300	9,717
Net profit attributable to Owners of the Company	6,267	9,649

Net Sales

CCW’s net sales principally consist of revenue generated from the distribution and sales of Coca-Cola products. Net sales increased by 15,059 million yen, or 3.6%, from 414,230 million yen for the year ended December 31, 2014, to 429,289 million yen for the year ended December 31, 2015, primarily as a result of the acquisition of Shikoku CCBC on May 18, 2015, which contributed net sales of 23,866 million yen in the year ended December 31, 2015.

Excluding the effect of the acquisition of Shikoku CCBC, net sales decreased by 8,807 million, which consisted of a 7,728 million yen decrease in net sales in the soft drink business and a 1,079 million yen decrease in net sales in the healthcare and skincare business.

Please refer to “—Segment Information” for a discussion and analysis of net sales by reporting segment.

Gross Profit

Gross profit increased by 9,941 million yen, or 5.4%, from 183,553 million yen for the year ended December 31, 2014, to 193,494 million yen for the year ended December 31, 2015.

This increase was mainly due to the acquisition of Shikoku CCBC. In addition, gross margin improved due to the increase in the average unit sales price as a result of the change in the sales mix, and the reduction of raw material costs through improvements in supply chain management.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 6,568 million yen, or 3.8%, from 170,930 million yen for the year ended December 31, 2014, to 177,498 million yen for the year ended December 31, 2015. This increase was mainly due to the acquisition of Shikoku CCBC.

Other Income

Other income increased by 7,121 million yen, or 474.4%, from 1,501 million yen for the year ended December 31, 2014, to 8,622 million yen for the year ended December 31, 2015. The increase was largely attributable to the gain on a bargain purchase of 7,931 million yen related to the acquisition of Shikoku CCBC. Please refer to Note 4 “Business Combination” of CCW’s annual consolidated financial statements included in this prospectus.

Other Expense

Other expense principally consisted of impairment loss and loss on disposal of property, plant and equipment. Other expenses increased by 5,610 million yen, or 115.5%, from 4,857 million yen for the year ended December 31, 2014, to 10,467 million yen for the year ended December 31, 2015. The increase was mainly due to recognition of impairment loss of goodwill related to the healthcare and skincare business amounting to 6,992 million yen. Please refer to Note 11 “Impairment of goodwill” of CCW’s annual consolidated financial statements included in this prospectus.

Income Tax Expense

CCW’s statutory effective tax rate was approximately 37.97% and 35.66% for the years ended December 31, 2014 and 2015, respectively. The decrease was due to the change in the statutory corporate income tax rates.

Net Profit for the Year

As a result of all the factors stated in the preceding paragraphs, net profit for the year increased by 3,417 million yen, or 54.2%, from 6,300 million yen for the year ended December 31, 2014, to 9,717 million yen for the year ended December 31, 2015, mainly due to the acquisition of Shikoku CCBC.

Six-month Period Ended June 30, 2016 Compared to the Six-month Period Ended June 30, 2015

The table below summarizes CCW’s consolidated statements of profit or loss for the periods presented:

	For the six-month period ended June 30,
	2015	2016
	(Millions of yen)
Net sales	198,048	211,061
Gross profit	88,537	96,815
Selling, general and administrative expenses	(86,619)	(91,722)
Other income	8,304	288
Other expense	(1,814)	(1,307)
Operating profit	8,244	3,681
Profit for the period before income tax	8,479	3,445
Income tax expense	(1,676)	(1,399)
Net profit for the period	6,803	2,046
Net profit for the period attributable to the Owners of the Company	6,740	2,015

Net Sales

Net sales increased by 13,013 million yen, or 6.6%, from 198,048 million yen for the six-month period ended June 30, 2015, to 211,061 million yen for the six-month period ended June 30, 2016, primarily as a result of the acquisition of Shikoku CCBC on May 18, 2015. Shikoku CCBC’s contribution to consolidated net sales in the six-month period ended June 30, 2016 was 13,686 million yen greater than its contribution in the same period of the previous year.

Excluding the effect of the acquisition of Shikoku CCBC, net sales decreased by 673 million yen, which consisted of a 1,217 million yen decrease in net sales in the soft drink business and a 544 million yen increase in net sales in the healthcare and skincare business.

Please refer to “—Segment Information” for a discussion and analysis of net sales by reporting segment.

Gross Profit

Gross profit increased by 8,278 million yen, or 9.3%, from 88,537 million yen for the six-month period ended June 30, 2015, to 96,815 million yen for the six-month period ended June 30, 2016.

This increase was mainly due to the acquisition of Shikoku CCBC. Gross margin improved due to the successful promotion of newly introduced product lines with higher gross margin, such as “I LOHAS Momo,” which is a flavored water product line.

Selling, General and Administrative Expenses

Selling, general and administrative expense increased by 5,103 million yen, or 5.9%, from 86,619 million yen for the six-month period ended June 30, 2015, to 91,722 million yen for the six-month period ended June 30, 2016. This increase was mainly due to the acquisition of Shikoku CCBC.

Other Income

Other income decreased by 8,016 million yen, or 96.5%, from 8,304 million yen for the six-month period ended June 30, 2015, to 288 million yen for the six-month period ended June 30, 2016. The decrease was largely attributable to the gain on a bargain purchase of 7,931 million yen related to the acquisition of Shikoku CCBC recognized during the six-month period ended June 30, 2015.

Income Tax Expenses

Income tax expenses on consolidated statement of profit or loss for the six-month period ended June 30, 2015 and 2016 are calculated based on the estimated annual effective income tax rate.

Net Profit for the Period

As a result of all the factors stated in the preceding paragraphs, net profit for the period decreased by 4,563 million yen, or 69.9%, from 6,803 million yen for the six-month period ended June 30, 2015, to 2,046 million yen during the six-month period ended June 30, 2016.

Segment Information

CCW has identified the following operating segments for which separate financial information is available and evaluated by its Board of Directors in deciding how to allocate resources and in assessing business performance.

CCW’s operating segments are also determined to be its reportable segments. These segments offer different products and services, and are managed separately because they require different technology and marketing strategies.

Reportable segments	Nature of operations
Soft drink

Purchasing, selling, manufacturing, bottling, packaging, distributing and marketing of carbonated beverages such as Coca-Cola, coffee beverages, tea beverages and mineral water in Japan.

Owning and operating vending machines.

Healthcare and skincare

Cultivation of kale and manufacturing of healthcare products such as the Kale Powder series.

Manufacturing and sales of food for specified health use and skincare products. This segment is conducted by CCW’s wholly owned subsidiary Q’sai Co., Ltd. and its four subsidiaries.

CCW’s Board of Directors primarily evaluates segment performance based on operating income as reported under Japanese GAAP because they believe that such information is most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table summarizes CCW’s segment results, which are based on Japanese GAAP, for the years ended December 31, 2014 and 2015:

For the year ended December 31, 2014

	Reportable segment
	Soft drink	Healthcare and skincare
	(Millions of yen)
Net sales	390,620	33,787
Segment profit	8,102	2,906

For the year ended December 31, 2015

	Reportable segment
	Soft drink	Healthcare and skincare
	(Millions of yen)
Net sales	407,636	32,840
Segment profit	11,210	3,052

The adjustments between Japanese GAAP and IFRS that impact the operating segments’ results are discussed in Note 5 “Segment information” of CCW’s annual consolidated financial statements included in this prospectus.

Soft drink business

Net sales of the soft drink business increased by 17,016 million yen, or 4.4%, from 390,620 million yen for the year ended December 31, 2014, to 407,636 million yen for the year ended December 31, 2015, which is in line with the increase in sales volume by 8,831 thousand cases, or 4.1%. The increase was primarily due to the acquisition of Shikoku CCBC on May 18, 2015. Shikoku CCBC contributed 10,458 thousand cases in terms of sales volume and 22,308 million yen in terms of net sales in the year ended December 31, 2015.

Excluding the effect of the acquisition of Shikoku CCBC, net sales decreased by 5,292 million yen, or 1.4%, which is in line with the decline in sales volume by 1,627 thousand cases, or 0.8%. The rest of the discussion of the soft drink sales volume for the years ended December 31, 2014 and 2015 relates to sales volume of CCW excluding Shikoku CCBC.

In terms of sales volume (excluding Shikoku CCBC) by brand, the sales volume of Fanta, Sokenbicha and Aquarius decreased due to the reduced volume of these products offered through vending machines. The decrease was largely offset by the increase in sales volume of I LOHAS and Ayataka due to large sales volumes of “I LOHAS Momo” and “Ayataka Maroyakajitate”, which are different lines of the I LOHAS water and Ayataka tea brands.

In terms of the sales volume (excluding Shikoku CCBC) by distribution channel, despite CCW’s extensive sales efforts such as optimization of product line-ups, pricing and distribution channels as well as campaigns focusing on the centennial anniversary of the Coca-Cola bottle, sales volume decreased mainly due to the lower sales volume through vending machines, because the increase in consumption tax rate in April 2014 triggered lower demand. CCW’s shifting of its sales mix to concentrate on sales through supermarkets and convenience stores rather than vending machines contributed to the decline in sales volume through vending machines. The decrease in sales volume through vending machines was offset by a 7.8% increase in sales volume through convenience stores, which increase was due to the introduction of co-branded non-alcoholic beverages jointly launched with a convenience store in Japan. Sales volume through other channels such as train stations, hospitals and restaurants, also increased by 7.9% due to efforts to expand CCW’s brands by introducing and proposing new products to customers to include in their menus.

In terms of sales volume (excluding Shikoku CCBC) by package types, small-sized plastic bottles showed a growth of 1.8% growth while large-sized plastic bottles decreased by 0.6%. CCW concentrated its marketing efforts to increase the sales volume of small-sized plastic bottles, which have a higher profitability. Additionally, the sales volume of cans decreased by 2.5% in line with the decrease in sales through vending machines.

The segment profit of the soft drink business increased by 3,108 million yen, or 38.4%, from 8,102 million yen for the year ended December 31, 2014, to 11,210 million yen for the year ended December 31, 2015, due to the acquisition of Shikoku CCBC on May 18, 2015. A reduction of raw material costs and logistics costs through improvements in supply chain management also contributed to the increase.

Healthcare and skincare business

Net sales of the healthcare and skincare business decreased by 947 million yen, or 2.8%, from 33,787 million yen for the year ended December 31, 2014, to 32,840 million yen for the year ended December 31, 2015, due to the decrease in sales volume of healthcare products such as Kale Powder and Glucosamine Z resulting from intense competition.

The segment profit of the healthcare and skincare business increased by 146 million yen, or 5.0%, from 2,906 million yen for the year ended December 31, 2014, to 3,052 million yen for the year ended December 31, 2015, due to the decrease in cost of advertisement achieved by the strategic realignment of sales promotion efforts and use of cost-effective advertising media.

Six-month Period Ended June 30, 2016 Compared to the Six-month Period Ended June 30, 2015

The following table summarizes CCW’s segment results, which are based on Japanese GAAP, for the six-month periods ended June 30, 2015 and 2016:

For the six-month period ended June 30, 2015

	Reportable segment
	Soft drink	Healthcare and skincare
	(Millions of yen)
Net sales	184,704	16,291
Segment profit	1,168	1,263

For the six-month period ended June 30, 2016

	Reportable segment
	Soft drink	Healthcare and skincare
	(Millions of yen)
Net sales	202,844	16,463
Segment profit	6,991	1,892

The adjustments between Japanese GAAP and IFRS which impact the operating segments’ results are discussed in Note 4 “Segment information” of CCW’s condensed interim consolidated financial statements included in this prospectus.

Soft drink business

The net sales of the soft drink business increased by 18,140 million yen, or 9.8%, from 184,704 million yen for the six-month period ended June 30, 2015, to 202,844 million yen for the six-month period ended June 30, 2016, which is largely in line with the increase in sales volume by 13,478 thousand cases, or 13.6%.

The increase was primarily due to the acquisition of Shikoku CCBC on May 18, 2015, meaning that Shikoku CCBC was consolidated for more of the six-month period ended June 30, 2016 than the same period in the previous year. Shikoku CCBC contributed 8,941 thousand cases more in terms of sales volume, and 17,327 million yen more in terms of net sales, in each case as compared to the same period in the previous year.

Excluding the effect of the acquisition of Shikoku CCBC, the increase in sales volume amounted to 4,537 thousand cases, or 4.6%, while the increase in net sales was only 813 million yen, or 0.4%. This disparity is attributable to the change in the sales mix. The rest of the discussion of the soft drink sales volume for six-month periods ended June 30, 2015 and 2016 relates to sales volume of CCW excluding Shikoku CCBC.

In terms of the sales volume (excluding Shikoku CCBC) by brands, the growth in sales volume for the six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2015 was mainly driven by the growth in sales of “I LOHAS”, a natural water and flavored water brand, and the growth in “Ayataka” and “Georgia”, which are ready-to-drink tea and coffee brands, respectively.

In terms of the sales volume (excluding Shikoku CCBC) by distribution channels, the growth of sales through convenience stores and supermarkets contributed to the increase in sales volume for the six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2015. This increase was due to the increase in the sales volume of medium-sized plastic bottles and large-sized plastic bottles, which are sold mostly through convenience stores and supermarkets.

In terms of the sales volume (excluding Shikoku CCBC) by package types, the increase in sales volume primarily consisted of 6.1% growth in sale of small-sized plastic bottles, a 4.8% growth in sales of large-sized plastic bottles and an 86.2% increase in sales of medium-sized plastic bottles. The significant increase in the sales volume of medium-sized plastic bottles was attributable to sales of the new “Georgia” brand products and the one-liter-plastic bottle Coca-Cola.

The segment profit of the soft drink business increased by 5,823 million yen, or 498.5%, from 1,168 million yen for the six-month period ended June 30, 2015, to 6,991 million yen for the six-month period ended June 30, 2016 mainly due to the acquisition of Shikoku CCBC on May 18, 2015. The increase in the segment profit was also due to the increase in sales volume and changes in the sales mix to products that generate higher profitability. In addition, the continued rationalization of operations and cost reduction achieved through the improvement in supply chain management contributed to the increase in segment profit.

Healthcare and skincare business

The net sales of the healthcare and skincare business increased by 172 million yen, or 1.1%, from 16,291 million yen for the six-month period ended June 30, 2015, to 16,463 million yen for the six-month period ended June 30, 2016, due to an increase in sales volume.

The segment profit of the healthcare and skincare business increased by 629 million yen, or 49.8%, from 1,263 million yen for the six-month period ended June 30, 2015, to 1,892 million yen for the six-month period ended June 30, 2016. The increase in the segment profit was due to the increase in sales volume and changes in the sales mix to products that generate higher profitability.

Financial Position Review

Analysis of Financial Position

December 31, 2015 compared to December 31, 2014

The following table summarizes CCW’s consolidated statements of financial position. Notable fluctuations are discussed below:

	As of December 31,
	2014	2015
	(Millions of yen)
Assets:
Cash and cash equivalents	41,983	79,828
Trade and other receivables	36,439	38,536
Inventories	29,575	31,555
Property, plant and equipment	184,212	189,519
Goodwill and intangible assets	58,835	49,378
Deferred tax assets	6,270	5,867

Liabilities:
Trade and other payables	(41,957)	(44,251)
Income taxes payable	(1,917)	(1,983)
Deferred tax liabilities	(15,027)	(16,088)

Cash and cash equivalents increased by 37,845 million yen, or 90.1%, from 41,983 million yen as of December 31, 2014, to 79,828 million yen as of December 31, 2015. This increase was primarily due to proceeds from the issuance of bonds and the positive impact of the operating income for the year ended December 31, 2015.

Property, plant and equipment increased by 5,307 million yen, or 2.9%, from 184,212 million yen as of December 31, 2014, to 189,519 million yen as of December 31, 2015. This increase was primarily due to the acquisition of Shikoku CCBC.

Goodwill and intangible assets decreased by 9,457 million yen, or 16.1%, from 58,835 million yen as of December 31, 2014, to 49,378 million yen as of December 31, 2015. This decrease was primarily due to the impairment loss on the goodwill arising in connection with Q’sai Co. Ltd. The impairment loss was recognized because the profit that CCW had projected, at the time of the acquisition, that Q’sai would earn was determined unlikely to be realized. Please refer to Note 11 “Impairment of goodwill” of CCW’s consolidated annual financial statements included in this prospectus.

June 30, 2016 compared to December 31, 2015

The following table summarizes CCW’s consolidated statement of financial position. Notable fluctuations are discussed below:

	As of December 31, 2015	As of June 30, 2016
	(Millions of yen)
Assets:
Cash and cash equivalents	79,828	70,839
Trade and other receivables	38,536	41,141
Inventories	31,555	37,732
Property, plant and equipment	189,519	188,595
Goodwill and intangible assets	49,378	49,120
Deferred tax assets	5,867	5,521

Liabilities:
Trade and other payables	(44,251)	(47,055)
Income taxes payable	(1,983)	(2,947)
Deferred tax liabilities	(16,088)	(13,791)

Cash and cash equivalents decreased by 8,989 million yen, or 11.3%, from 79,828 million yen as of December 31, 2015, to 70,839 million yen as of June 30, 2016. This decrease was primarily due to payments for purchases of raw materials, capital investments and payment of dividends.

Inventories increased by 6,177 million yen, or 19.6%, from 31,555 million yen as of December 31, 2015, to 37,732 million yen as of June 30, 2016. This increase was primarily because CCW stocked up on inventories to meet the forecasted demand during the peak summer season.

Trade and other payables increased by 2,804 million yen, or 6.3%, from 44,251 million yen as of December 31, 2015, to 47,055 million yen as of June 30, 2016. This increase was in line with the increase in inventory.

Liquidity and Capital Resources

Overview of Liquidity

CCW’s primary source of capital is cash flows from operations. CCW’s cash and cash equivalents amounted to 79,828 million yen as of December 31, 2015, which corresponds to approximately 2.2 months of CCW’s net sales. CCW’s management believes that operating cash flows, cash on hand and short-term and long-term financing are sufficient to support its working capital requirements, capital expenditures, income tax obligations, dividends to CCW’s shareholders, scheduled debt payments, interest payments and other obligations. CCW uses debt financing to lower its overall cost of capital and increase its return on equity. In addition, CCW maintains overdraft facility agreements with seven financial institutions in order to secure its working capital. As of December 31, 2015, CCW had amounts available for borrowing of 35,400 million yen. CCW regularly assesses the optimal composition of its short-term and long-term debt.

Borrowings and Bonds

CCW’s borrowings and bonds payable as of December 31, 2015 consist of the following:

	As of December 31, 2015	Average interest rate (%)	Maturity
		(Millions of yen)
Current
Current portion of long-term borrowings	2,518	0.72%
Lease obligations	370	2.76%

Total	2,888

Non-current
Long-term borrowings	202	0.58%	March 2017 ~ March 2028
Corporate bonds	49,772	0.91%	December 2019 ~ June 2022
Lease obligations	789	2.41%	January 2017 ~ November 2020

Total	50,763

Average interest rate represents the weighted average interest rate of the balance as of December 31, 2015, and maturity represents the maturity of the outstanding balance as of December 31, 2015.

Substantially all of CCW’s borrowings and bonds payable have fixed interest rates. In addition, CCW does not use derivatives such as interest rate swaps to hedge its interest rate risk.

Cash Flows Review

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

	For the year ended December 31,
	2014	2015
	(Millions of yen)
Cash and cash equivalents at the beginning of year	60,275	41,983
Net cash provided by operating activities	36,459	44,523
Net cash used in investing activities	(17,191)	(28,961)
Net cash (used in) provided by financing activities	(37,576)	22,282
Effect of movements in exchange rate on cash and cash equivalents	16	1
Cash and cash equivalents at the ending of year	41,983	79,828

For the year ended December 31, 2015, CCW had a net cash inflow of 37,845 million yen, as opposed to a net cash outflow of 18,292 million yen in the previous year. During the year ended December 31, 2015, CCW’s primary sources of cash included (1) 44,523 million yen from operating activities and (2) 29,867 million yen mainly from the issuance of bonds. CCW’s primary uses of cash included (1) payments of 7,398 million yen for the acquisition of shares of Shikoku CCBC, (2) payments of 23,172 million yen for the purchase of property, plant and equipment and (3) dividend payments of 4,475 million yen.

Operating Activities

Net cash provided by operating activities increased by 8,064 million yen to 44,523 million yen for the year ended December 31, 2015, as compared to 36,459 million yen for the year ended December 31, 2014. The increase in operating cash flows was mainly due to the increase in profit and the decrease in inventory balance.

Investing Activities

Net cash used in investing activities increased by 11,770 million yen to 28,961 million yen for the year ended December 31, 2015, as compared to 17,191 million yen for the year ended December 31, 2014, mainly due to the acquisition of Shikoku CCBC in May 2015. In addition, less cash was used in investing activities for the year ended December 31. 2014 as CCW received proceeds from sales of other financial assets of 16,476 million yen during 2014.

Financing Activities

Net cash provided from financing activities increased by 59,858 million yen to 22,282 million yen for the year ended December 31, 2015, as compared to net cash used in financing activities of 37,576 million yen for the year ended December 31, 2014. The increase was mainly due to (1) proceeds from the issuance of bonds of 29,867 million yen during the year ended December 31, 2015 and (2) redemption of bonds of 30,000 million yen during the year ended December 31, 2014.

Six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2015

	For the six-month period ended June 30,
	2015	2016
	(Millions of yen)
Cash and cash equivalents at the beginning of the period	41,983	79,828
Net cash provided by operating activities	12,877	8,766
Net cash used in investing activities	(19,745)	(14,002)
Net cash (used in) provided by financing activities	25,975	(3,802)
Effect of movements in exchange rate on cash and cash equivalents	(1)	49
Cash and cash equivalents at the ending of the period	61,089	70,839

In the six-month period ended June 30, 2016, CCW had a net cash outflow of 8,989 million yen as compared to a net cash inflow of 19,106 million yen in the six-month period ended June 30, 2015. During the six-month period ended June 30, 2016, CCW’s primary source of cash was operating activities, which generated 8,766 million yen in cash. CCW’s primary cash outflows during the period included (1) payments of 14,432 million yen for the acquisition of property, plant and equipment and (2) dividend payments of 2,292 million yen.

Operating Activities

Net cash provided by operating activities decreased by 4,111 million yen to 8,766 million yen for the six-month period ended June 30, 2016, as compared to 12,877 million yen for the six-month period ended June 30, 2015. The decrease in net cash provided by operating activities was mainly due to a decrease in profit.

Investing Activities

Net cash used in investing activities decreased by 5,743 million yen to 14,002 million yen for the six-month period ended June 30, 2016, as compared to 19,745 million yen for the six-month period ended June 30, 2015. The decrease was mainly due to the acquisition of Shikoku CCBC in May 2015, which resulted in higher cash outflow for investing activities during the period ended June 30, 2015.

Financing Activities

Net cash used in financing activities was 3,802 million yen for the six-month period ended June 30, 2016, as compared to net cash provided by financing activities of 25,975 million yen for the six-month period ended June 30, 2015. The change was mainly due to the proceeds from the issuance of bonds of 29,867 million yen during the six-month period ended June 30, 2015.

Off-Balance Sheet Agreements

As of December 31, 2015, CCW did not have any material off-balance sheet arrangements.

Contractual Obligations

The following table summarizes CCW’s significant contractual obligations as of December 31, 2015:

		Payments Due by Period
	Total	Less Than 1 year	1 to 5 Years	More than 5 years
		(Millions of yen)
Contractual Obligations
Borrowings and bonds payable	52,720	2,518	20,072	30,130
Interest payments on borrowings and bonds payable	2,216	472	1,508	236
Finance lease obligations	1,192	382	689	121
Purchase commitments*[1]	5,670	3,430	2,240	—
Future minimum lease payments for operating leases	152	53	99	—
Contribution to defined benefit pension plans	1,535	1,535	—	—

Total	63,485	8,390	24,608	30,487

*1	These commitments are related to the acquisition of vending machines and software.

Critical Accounting Estimates and Judgments

Responsibility for the Information, Estimates and Accounting Judgments Made

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit and Supervisory Committee of CCW. Management believes that the current assumptions and other considerations used to estimate amounts reflected in CCW’s consolidated financial statements are appropriate. While CCW’s estimates and assumptions are based on CCW’s knowledge of current events and actions that it may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Revisions to estimates are recognized prospectively.

CCW’s Critical Accounting Estimates and Judgments

In preparing its consolidated financial statements under IFRS, CCW has made estimates and assumptions that affect the application of CCW’s accounting policies and the reported amounts of assets, liabilities, income and expenses.

Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on the best information available at the date of authorization for issue of CCW’s consolidated financial statements that are included in this prospectus, any change to estimates in the future would be reflected prospectively from that time, and the effect of the change would be recognized in the consolidated statement of profit or loss for the period in which the estimates are revised and in any future periods.

Significant estimates and assumptions used in the preparation of CCW’s consolidated financial statements that are included in this prospectus are as follows:

Impairment of Property, Plant, and Equipment, Intangible Assets and Goodwill

CCW assesses at the end of each reporting period whether there is an indication that an asset or a cash generating unit, or CGU, may be impaired.

When conducting an impairment test, principal factors indicating that impairment may have occurred include a substantial deterioration of business performance compared with past or estimated operating performance, significant changes in the uses of acquired assets or changes in overall strategy, or an adverse change in industry or economic trends. If any such indication exists, CCW performs impairment testing on the asset or the CGU.

Goodwill is tested annually for impairment. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an individual asset or a CGU is the higher of fair value less costs to sell and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset or CGU.

Calculations of recoverable amounts used in impairment tests are based on assumptions set using factors such as an asset’s useful life, future cash flows, pre-tax discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial results in future periods.

An impairment loss is recognized when its carrying amount exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

For the year ended December 31, 2015, CCW recognized impairment loss of 6,992 million yen for goodwill, part of which was allocated to the dietary supplement CGU within the healthcare and skincare segment. The fair value of CGU was determined by utilizing a discounted cash flow analysis.

The impairment loss was recognized because the dietary supplement was not able to achieve the initial growth prospects as expected by CCW at the date of acquisition. Moreover, CCW ceased selling certain products as a qualified dietary supplement in 2016 due to the results of CCW’s self-assessment, which indicated that the essential ingredients were not sufficient to meet the criteria for specified health use. Considering these circumstances, CCW reconsidered the expected growth rate used for calculating the future net cash flows generated by the CGU and revised the expected growth rate to 0% for performing the impairment testing as of December 31, 2015. The discount rate had changed from 11.8% as of December 31, 2014 to 14.1% as of December 31, 2015. The impairment loss was fully allocated to goodwill and included in other expense in the consolidated statement of profit or loss. The remaining carrying value of goodwill in the healthcare and skincare segment was 7,487 million yen as of December 31, 2015.

The recoverable amount of the health food CGU significantly exceeded its carrying amount. As such, no impairment loss was recognized for the goodwill allocated to the health food CGU within the healthcare and skincare segment for the years ended December 31, 2014 and 2015. The discount rate used was 10.3% and 10.9% as of December 31, 2014 and 2015, respectively.

Recoverability of Deferred Tax Assets

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are estimated based on business plans for individual group companies. These business plans may be affected by various factors such as changes in future economic conditions. Differences between the actual amounts and estimated amounts may have a material impact on the amount of deferred tax assets recognized in the consolidated financial statements in future periods.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized and such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Key Actuarial Assumptions for Measurement of Defined Benefit Obligations

CCW has retirement benefit plans in the form of defined benefit plans. The present value of defined benefit obligations and the service costs are calculated based on actuarial assumptions. Actuarial assumptions require estimates and judgments concerning certain variables, such as discount rates which are determined based on the best estimates and judgments made by management. However, there is a possibility that these assumptions may be affected by changes in future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods. Actuarial gains and losses arising from defined benefit plans are recognized immediately in other comprehensive income and directly reclassified to retained earnings from accumulated other comprehensive income.

Business Combination

Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which CCW obtains control of the acquiree. The consideration transferred is determined at the acquisition date as the sum of the fair values of assets transferred, liabilities incurred or assumed and the equity interests issued by CCW in exchange for control of the acquiree.

Other acquisition costs, such as finder’s fees, legal, due-diligence and other professional fees, do not form part of the consideration of the business combinations and are expensed as incurred in the consolidated statements of profit or loss.

Non-controlling interests are identified separately from equity of CCW and are measured as the non-controlling shareholders’ proportionate share of the acquiree’s identifiable net assets. For each acquisition, CCW recognizes acquiree’s non-controlling interests either at fair value or as the non-controlling interest’s proportionate share of the amount recognized for acquiree’s identifiable net assets. Where the aggregate amount of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree exceeds the fair value of the identifiable net assets acquired, such excess is recorded as goodwill. Where the aggregate amount of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is less than the fair value of the identifiable net assets acquired, such difference is recognized directly in profit or loss as a gain on a bargain purchase.

On May 18, 2015, CCW acquired 100% of the shares and voting interests in Shikoku CCBC and obtained control of Shikoku CCBC. Shikoku CCBC manufactures and sells food and beverages.

Upon the initial completion of the purchase price allocation for the acquisition of Shikoku CCBC, the fair value of net assets acquired exceeded the fair value of the purchase consideration transferred.

As a result, a gain on a bargain purchase of 7,931 million yen was recognized and included in the accompanying consolidated statements of profit or loss for the year ended December 31, 2015. CCW believes the gain on a bargain purchase resulted from various factors, including CCW’s recognition and fair value measurement of certain property, plant and equipment that Shikoku CCBC was not able to utilize effectively.

Please refer to Note 4 “Business Combination” of CCW’s annual consolidated financial statements included in this prospectus.

Measurement of Fair Values

CCW’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, CCW uses observable market data to the extent possible. Fair values are categorized into different levels under the fair value hierarchy based on the inputs used in the valuation techniques. Details are described in Note 31 “Fair value measurement” of CCW’s annual consolidated financial statements included in this prospectus. Further information about the assumptions made in measuring fair values is included in Note 4 “Business combination”, Note 12 “Investment property,” and Note 30 “Financial instruments” of CCW’s annual consolidated financial statements included in this prospectus.

Recently Issued Accounting Standards

At the date of authorization for issue of CCW’s consolidated financial statements included in this prospectus, the following standards have been issued by the IASB but were not yet adopted or had not been early adopted by CCW:

New or amended standards, amendments and interpretations	Summary of the requirements	Mandatory application for annual periods beginning on or after:
IFRS 16 Leases (issued in January 2016)	New standard for leases, replacing IAS 17, requires all leases to be shown on the statements of financial position as if they were financed purchases. The new standard sets out the principles for the recognition, measurement, presentation and disclosures of leases.	January 1, 2019

IFRS 9 Financial Instruments (finalized version issued in July 2014)	Replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement, includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements, and carries forward the guidance on recognition and derecognition of financial instruments from IAS39.	January 1, 2018

IFRS 15 Revenue from Contracts with Customers (issued in May 2014)	Establishes a comprehensive framework for determining whether, how much and when revenue is recognized and replaces exiting revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.	January 1, 2018

CCW is currently assessing the potential impact on its consolidated financial statements resulting from the application of IFRS16, IFRS 9 and IFRS 15.

Quantitative and Qualitative Disclosure About Market Risk

In the ordinary course of business, CCW is exposed to a variety of market risks that are typical for the industries and sectors in which it operates. CCW is exposed to risk of fluctuations in interest rates and the prices of equity instruments. CCW does not have material exposure to foreign exchange risk due to the small number of transactions that take place in a currency other than Japanese yen. Please refer to Note 30 “Financial instruments” of CCW’s annual consolidated financial statements included in this prospectus.

CCEJ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Business

CCEJ markets, produces and distributes non-alcoholic ready-to-drink, or NARTD, beverages in Tokyo and 15 prefectures in Japan through bottling and distribution agreements with TCCC and CCJC.

CCEJ was formed as a result of the integration of four Coca-Cola bottling companies in the Kanto and Tokai regions of Eastern and Central Japan on July 1, 2013. It later expanded its operations through the acquisition of Sendai on April 1, 2015. As part of CCEJ’s mid-term strategic plan, “the One+ Roadmap for Growth”, CCEJ focused on transforming its business with an emphasis on people, processes and system capabilities. There were visible signs of progress to highlight for the year ended December 31, 2015, representing the second full year of operations after the integration described above.

CCEJ’s major achievements included the following:

•	Acquisition of Sendai completed on April 1, 2015 (followed by its merger into CCEJ and its inclusion in CCEJ’s enterprise resource planning, or ERP, system, which was completed on January 1, 2016)

•	Establishment of a subsidiary that engages in the mixed vending business (that is, the operation of vending machines that sell both Coca-Cola products as well as other brands), FV East Japan Co., Ltd, on April 1, 2015, through a merger of eight subsidiaries of CCEJ

•	Completion and commencement of four new production lines at CCEJ’s plants in Ibaraki, Iwatsuki and Ebina, and a new bottle can filler at the Tokai plant

•	Deployment and stabilization of phase 1 of CCEJ’s new ERP system, “CokeOne+”

•	Completion of deployment of route-to-market, or RTM (a standardized program for enhancing efficiency in sales and marketing), based on global best practices and benchmarks, as well as the roll-out of phase 2, the optimization of CCEJ’s RTM model

•	Strengthening of organizational capabilities across all functions

Total sales volume for the NARTD beverage industry in Japan has been increasing by low single digit percentages in recent years. Strong competition has continued, with many other players introducing new products as well as maintaining vigorous promotional activities in the marketplace.

Under such circumstances, CCEJ increased its sales volume by 8.7% for the year ended December 31, 2015 as compared to the year ended December 31, 2014 due to the acquisition of Sendai, strong sales performance of newly introduced products, as well as the development of new customers from the successful deployment of CCEJ’s RTM model.

CCEJ continues to work to improve profitability with a segmented approach to growing volume and revenue across channels. A key focus continues to be improving profitability in the vending machine channel by relocating or replacing unprofitable vending machines, continuing to develop indoor placements and deploying initiatives exclusively for vending machines, such as loyalty programs for consumers and launches of products available in vending machines only.

Background and Objective of the Business Integration with CCW

In the Japanese NARTD beverage industry, the requirements of customers and consumers have continued to evolve, with a challenging business environment driven by intense competition. In this environment, CCEJ and CCW have been reinforcing ties as entities belonging to the Coca-Cola system in Japan. Such collaboration has led to the proposed business combination that is the subject of this prospectus.

Through this integration, CCEJ believes that the combined entity will be better positioned to drive future growth in the NARTD beverage industry, react to changes in the market environment, respond to customer and consumer needs, and accelerate market competition. Also, CCEJ believes that the combined entity will develop a competitive advantage through the integration and accelerate the transformation of the Coca-Cola system in Japan. CCEJ and CCW expect to maximize the enterprise value of the combined entity and establish one of the leading Coca-Cola bottlers in the world by improving its supply chain for efficient manufacturing and logistics operation, and integrating and evolving its systems and processes across the combined entity.

Principal Factors Affecting Results of Operations

Basis of Presentation of the Financial Statements

CCEJ’s consolidated financial statements included elsewhere in this prospectus were prepared for the purpose of inclusion in a registration statement that has been filed with the United States Securities and Exchange Commission. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The consolidated financial statements for the year ended December 31, 2015 are the first financial statements CCEJ has prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. Previously, CCEJ only prepared consolidated financial statements in accordance with accounting principles generally accepted in Japan, or Japanese GAAP.

The impact of the first-time adoption of IFRS on CCEJ’s consolidated financial statements is disclosed in Note 30 to the consolidated financial statements included elsewhere in this prospectus.

CCEJ’s interim condensed consolidated financial statements, also included elsewhere in this prospectus, were prepared in accordance with IAS 34 Interim Financial Reporting.

Economic Conditions

For the year ended December 31, 2015, economic activities in Japan showed signs of moderate improvement and the overall market size grew slightly, due to the passage of time after a raise in consumption tax in 2014 in Japan. However, consumers’ purchasing mindset showed some weakness and a challenging business environment driven by intense competition in the NARTD beverage industry has resulted in a decrease in the sales prices of CCEJ’s products. Further, for the year ended December 31, 2015, sales volume growth by channel was impacted by weaker-than-expected performance in the vending channel, due to a continued shift of consumers’ purchasing behaviors across channels and cool weather in the third quarter (i.e., the three months ended September 30, 2015), CCEJ’s peak season.

There has been no significant change in overall economic conditions and in the NARTD beverage market in Japan by the end of June 2016, compared with the year ended December 31, 2015.

Relationship with TCCC and CCJC

CCEJ is a producer, distributor and seller primarily of Coca-Cola products. TCCC and its wholly owned subsidiary in Japan, CCJC, control the product development and marketing of Coca-Cola brands in Japan. TCCC and CCJC’s ability to perform these functions successfully has a direct effect on CCEJ’s sales volume and results of operations. CCEJ produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to consumers either directly through vending machines or indirectly through retail chains including supermarkets and convenience stores. CCJC provides concentrates and beverage bases for Coca-Cola products to bottlers in Japan as well as conducts nationwide marketing activities. CCEJ’s business relationship with TCCC and CCJC is governed by bottlers’ agreements entered into between TCCC, CCJC and CCEJ.

Seasonal Factors

CCEJ’s quarterly operating results during the year typically exhibit seasonal variation, as the demand for NARTD beverages tends to be higher in the months of summer. NARTD beverage sales are susceptible to changes in climate conditions (e.g., weather and temperatures) due to the products’ refreshing and hydrating characteristics. In particular, bad weather and low temperatures during the peak summer season could influence CCEJ’s operational results.

Looking Forward

CCW and CCEJ discussed a potential integration in the spirit of equal partnership based on the Memorandum of Understanding they announced on April 26, 2016, and on September 30, 2016 agreed to integrate their businesses. As a result of the integration, which is expected to be completed on April 1, 2017, the bottling businesses of CCW and CCEJ will be held under CCBJI.

CCW and CCEJ believe that the consolidation of Coca-Cola’s two leading Japanese bottlers will enhance the Coca-Cola system’s competitive position in the Japanese beverage market by enabling it to react more quickly to changes in the market environment and better serve customer, consumer and community needs. CCBJI will continue to proceed on a path of business transformation, building on the previous efforts of CCW and CCEJ, with a focus on serving customers and consumers better, developing employee capabilities, and promoting community-focused initiatives, which have been leading the growth of the Coca-Cola system in Japan.

CCW and CCEJ expect that CCBJI will generate synergies by leveraging the strength of the two entities’ commercial operations, together with greater cost competitiveness in the supply chain, and from integrating and further developing their systems, processes and human resource allocation.

In addition to the above, CCEJ has been continuously working to improve profitability with a segmented approach to growing volume and revenue across channels.

Critical Accounting Policies and Estimates

CCEJ’s consolidated financial statements included elsewhere in this prospectus are prepared in accordance with IFRS, which require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, equity, revenues and expenses, and other disclosures in CCEJ’s consolidated financial statements and accompanying notes. By their nature, these estimates, judgments and assumptions, which are based on historical experience, CCEJ’s observation of trends in the relevant economic environment and other factors that are considered to be relevant, are subject to uncertainty. Given this, actual results may differ from the estimates. For a discussion of CCEJ’s significant accounting policies, see Note 3 of notes to CCEJ’s consolidated financial statements, and Note 3 of notes to the interim consolidated financial statements, both included elsewhere in this prospectus.

CCEJ believes the main estimates and assumptions used in the preparation of CCEJ’s consolidated financial statements are as follows:

Useful Lives of Property, Plant and Equipment and Intangible Assets

Property, plant and equipment as well as intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. Factors considered in determining the useful lives of those assets include assets’ physical lives, technological factors, implemented and future strategies and industry environment. CCEJ depreciates CCEJ’s property, plant and equipment using the straight-line method over their estimated useful lives, as follows:

Years of estimated useful life
Buildings and structures	2 to 58 years
Machinery, equipment and vehicles	2 to 20 years
Cold drink equipment	4 to 9 years
Tools, furniture and fixtures	2 to 20 years

As for intangible assets, software is amortized on a straight-line basis over a range of five to ten years, whereas bottler franchise rights with an indefinite useful life are not amortized. See Notes 3.5, 3.6, 11 and 12 in CCEJ’s consolidated financial statements included elsewhere in this prospectus for other information relating to the accounting treatments of property, plant and equipment and intangible assets.

Impairment Losses of Non-Financial Assets (Property, Plant and Equipment, Intangible Assets and Goodwill)

CCEJ assesses at the end of each reporting period whether there is any indication that an asset may be impaired. The indicators that CCEJ considers for the purposes of impairment assessments include, among others, substantial deterioration of business performance compared with past or estimated operating performance, significant changes in the use of acquired assets or changes in overall strategy, and an adverse change in industry or economic trends.

Determining whether non-financial assets are impaired requires an estimation of the value-in-use of the cash generating units, or CGUs, in order to determine their recoverable amount. The value-in-use calculation requires CCEJ to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value.

Operating assets such as production facilities and supply chain facilities independently generating cash flows are considered as one CGU. Other non-financial assets are also allocated to an individual CGU where a reasonable and consistent basis of allocation can be identified. Goodwill, from the acquisition date, is allocated to each CGU, or groups of CGUs, that are expected to benefit from the synergies of the business combination. Idle assets, which are assets not in use and for which there are no plans to use in the future, are separated from operating assets and are tested for impairment on an individual basis.

The recoverable amount of an asset is the higher of fair value less costs of disposal or value-in-use. In determining value-in-use, management estimates the future cash flows expected to be generated by the asset or the CGU and applies a discount rate to calculate present values. The discount rate reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used to measure fair value less costs of disposal.

If the recoverable amount of an asset or a CGU is determined to be less than its carrying amount, the carrying amount of the asset or the CGU is reduced to its recoverable amount. Impairment losses are recognized as other operating expenses. At the end of each reporting period, CCEJ assesses whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased.

Impairment losses recognized in previous periods are reversed if there are indications that the recoverable amount of an asset or a CGU previously impaired has improved. Reversal of impairment is recognized up to the original carrying amount net of depreciation or amortization that would have been recorded had no impairment loss been recognized for the asset. Impairment recognized for goodwill is not reversed.

As a result of assessments and tests for impairment, CCEJ recognized impairments only for idle assets during the years ended December 31, 2014 and 2015.

Evaluation of Occurrence and Quantification of Provisions and Contingent Liabilities at Year-End

Provisions are recognized for all present obligations (legal or constructive) arising from past events for settlements likely to cause probable outflow of resources that are uncertain as to their amount and/or timing. CCEJ’s consolidated financial statements appearing elsewhere in this prospectus include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from discounting of the provisions are recognized as finance costs when incurred.

The major types of provisions for CCEJ and the associated amount recognized for each type are as follows:

•	Provision for environmental measures—the amount CCEJ expects to pay to handle industrial waste generated.

•	Provision for early termination of agreements—the amount CCEJ expects to pay to vendors for early termination fees as indicated in the agreement.

•	Provision for asset retirement obligations—the amount CCEJ expects to incur to restore leased assets to its original state when returning the assets.

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more future events not wholly within CCEJ’s control. Contingent liabilities are not recognized in CCEJ’s consolidated financial statements, but rather are disclosed, unless the possibility of an outflow in settlement is considered to be remote. CCEJ regularly monitors the occurrence of legal and other contingencies. Once loss arising from such contingencies becomes probable and the amount can be estimated reliably, a provision will be recognized.

Estimates for Determining Value and Measuring Liabilities Arising from Defined Benefit Plans

CCEJ regularly reevaluates the reasonableness of assumptions used in determining values of assets and liabilities associated with defined benefit plans. Details are described in Note 16 in CCEJ’s consolidated financial statements included elsewhere in this prospectus.

Major assumptions used for the actuarial valuations were as follows:

	January 1, 2014	December 31, 2014	December 31, 2015
Discount rate	1.20~1.90%	0.75~1.45%	0.85~1.20%
Salary increase rate	1.50~2.00%	1.50~2.00%	1.50~2.00%
Life expectation on retirement age
Retiring today	Males 23.6, Females 29.3	Males 23.6, Females 29.3	Males 23.6, Females 29.3
Retiring in 20 years	Males 25.3, Females 31.1	Males 25.3, Females 31.1	Males 25.3, Females 31.1

Sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations as of December 31, 2014 and 2015 are as follows:

	December 31, 2014	December 31, 2015
	Increase/(decrease)	Increase/(decrease)
	(Millions of yen)
Discount rates:
Increase by 25 bps	(2,941)	(2,873)
Decrease by 25 bps	3,101	3,024
Salary increase rates
Increase by 50 bps	93	68
Decrease by 50 bps	(83)	(64)
Mortality
Increase in expected life by 1 year	2,356	2,412

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

See Notes 3.12.3 and 16.1 in CCEJ’s consolidated financial statements included elsewhere in this prospectus for more information.

Estimate of Income Tax Expense and Recoverability of Deferred Tax Assets

CCEJ regularly reviews the recoverability of deferred tax assets and recognizes deferred tax assets to the extent it is considered probable that taxable profit will be available against which the deductible temporary difference can be utilized. Recognized deferred tax assets are reassessed at the end of each reporting period and appropriate adjustments are made if there are changes in future recoverability. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered. See Note 3.9 and 15 in CCEJ’s consolidated financial statements included elsewhere in this prospectus for more information.

Purchase Price Allocation

When accounting for business combinations, CCEJ is required to recognize identifiable assets acquired and liabilities assumed in a business of combination based on fair value. CCEJ makes judgments and estimates in determining the fair values when applying the purchase price allocation. Any excess of the purchase price over the fair value of net assets acquired is recognized as goodwill, while any deficit is recognized on the acquisition date in the consolidated statement of profit or loss after reassessment of whether CCEJ has correctly identified and measured all of the assets acquired and all of the liabilities assumed. See Notes 3.1.3, 3.1.4, 27.2 and 27.3 of the consolidated financial statements included elsewhere in this prospectus for more information about accounting for business combinations and purchase price allocation.

Recently Issued Accounting Standards

The following standards have been issued by the IASB but have neither become effective nor been adopted by CCEJ in advance:

IFRS	Description	Mandatory application for annual periods beginning on or after
Amendments to IAS 16 and IAS 38 Acceptable Methods of Depreciation and Amortization	Clarifies acceptable methods of depreciation and amortization of property, plant and equipment, and intangible assets.	January 1, 2016

Amendments to IAS 12 Income Taxes	Clarifies the accounting of deferred tax assets for unrealized losses on debt instruments.	January 1, 2017

IFRS	Description	Mandatory application for annual periods beginning on or after
IFRS 9 Financial Instruments	IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.	January 1, 2018

IFRS 15 Revenue from Contracts with Customers	New standard for recognizing revenue. The new standard establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. (Replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC-31.)	January 1, 2018

IFRS 16 Leases	Sets out principles for the recognition, measurement, presentation and disclosures of leases. This new standard replaces IAS 17, IFRIC 4, SIC 15 and SIC 27 and requires all leases to be shown on the statement of financial position.	January 1, 2019

CCEJ will adopt these standards when they become mandatorily effective.

For a discussion of additional new standards, interpretations and amendments to IFRS, see Note 2.2 of the notes to CCEJ’s annual consolidated financial statements.

Results of Operations

Acquisition of Sendai

On April 1, 2015, Sendai became a wholly owned subsidiary of CCEJ through a share exchange. Sendai, headquartered in Sendai, Miyagi, had been growing as a Coca-Cola system bottler, with operations in Miyagi, Fukushima and Yamagata prefectures. CCEJ and Sendai agreed to consolidate operations to drive greater efficiency and speed in serving customers across the Kanto and East Japan regions and expected to expand their markets, strengthen their business platforms in East Japan, and optimize their supply chain management, customer service and organizational capabilities, and ultimately improve the enterprise value of the combined company. As a result of this business combination, in the consolidated statements of profit or loss for the year ended December 31, 2015, CCEJ’s revenue and other items increased due to consolidating the results of Sendai from April 1, 2015.

Comparison of the Years Ended December 31, 2014 and 2015

	For the year ended December 31,
	2014	2015
	(Millions of yen)
Revenue	519,053	548,021
Cost of goods sold	(289,330)	(303,429)

Gross profit	229,723	244,592
Selling, general and administrative expenses	(216,864)	(232,363)
Other operating income	1,603	1,295
Other operating expenses	(3,364)	(3,856)
Share of profit/(loss) of associates	707	(572)

Operating profit	11,805	9,096
Finance income	453	1,084
Finance costs	(449)	(956)

Profit before tax	11,809	9,224
Income tax expense	(4,456)	(4,025)

Net profit	7,353	5,199

Net profit attributable to owners of the parent	7,340	5,187

Net profit attributable to non-controlling interests	13	12

Revenue

Revenue comes principally from sales generated by selling and distributing the Coca-Cola products. Revenue increased by 28,968 million yen, or 5.6%, to 548,021 million yen for the year ended December 31, 2015 from 519,053 million yen for the year ended December 31, 2014. This was mainly due to the acquisition of Sendai, which added revenue of 42,563 million yen for the year ended December 31, 2015, strong sales performance of newly introduced products, as well as the development of new customers from the successful deployment of CCEJ’s RTM model.

Total sales volume by bottler actual physical cases, or BAPC, increased by 8.7% for the year ended December 31, 2015, compared to the year ended December 31, 2014, mainly due to the acquisition of Sendai in April 2015. Excluding the impact of the acquisition of Sendai, BAPC sales volume increased by 1.1%.

The volume growth of the Japan NARTD beverage market for the year ended December 31, 2015 was slightly positive according to publicly available industry data, but the market environment in Japan continued to be challenging due to price competition and changes of consumers’ purchasing behaviors, in particular following the consumption tax increase in 2014 which negatively impacted the performance of the vending channel. The average over-the-counter retail price of CCEJ’s products decreased for the year ended December 31, 2015, compared to the year ended December 31, 2014 as a result of these factors.

Cost of Goods Sold and Gross Profit

Cost of goods sold consists principally of expenses for bottling CCEJ’s products including concentrates and beverage bases, raw materials, packaging, labor, utility costs and depreciation.

Cost of goods sold increased by 14,099 million yen, or 4.9%, to 303,429 million yen for the year ended December 31, 2015 from 289,330 million yen for the year ended December 31, 2014, generally in line with the increase in sales volume. The improvement of efficiencies in manufacturing and procurement in the supply chain area as a result of the achievement of the transformation initiatives and programs in the One+ Roadmap for

Growth contributed to an increase of gross profit. Gross profit increased by 14,869 million yen, or 6.5%, to 244,592 million yen for the year ended December 31, 2015 from 229,723 million yen for the year ended December 31, 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A expenses, consist principally of expenses for selling and distributing CCEJ’s products to customers and consumers, including sales commissions, salaries, wages and incentives, distribution expenses and depreciation.

SG&A expenses increased by 15,499 million yen, or 7.1%, to 232,363 million yen for the year ended December 31, 2015 from 216,864 million yen for the year ended December 31, 2014. This was mainly due to the increase in sales commissions, salaries, wages and incentives, and distribution expenses in line with the increase in sales volume as well as the acquisition of Sendai.

Other Operating Income and Expenses

Other operating income decreased by 308 million yen, or 19.2%, to 1,295 million yen for the year ended December 31, 2015 from 1,603 million yen for the year ended December 31, 2014, mainly due to a decrease in gains on sales of existing non-current assets that were disposed of due to the transition to new production lines.

Other operating expenses increased by 492 million yen, or 14.6%, to 3,856 million yen for the year ended December 31, 2015 from 3,364 million yen for the year ended December 31, 2014, due to an increase in losses on disposal or sales of existing non-current assets accompanied by the transition to new production lines, which were partially offset by a decrease in restructuring costs resulting from the early retirement program executed in 2014.

Share of Profit (Loss) of Associates

Share of profit or loss of associates decreased by 1,279 million yen from share of profit of associates of 707 million yen for the year ended December 31, 2014, to share of loss of associates of 572 million yen for the year ended December 31, 2015. The change was mainly due to the financial results of CCIBS, one of CCEJ’s associates.

Operating Profit

As a result of the matters explained above, operating profit was 9,096 million yen for the year ended December 31, 2015, a 2,709 million yen, or 22.9%, decrease compared to the year ended December 31, 2014.

Finance Income and Costs

Finance income was 1,084 million yen for the year ended December 31, 2015, an increase of 631 million yen, or 139.3%, compared to the previous fiscal year. This was mainly due to an increase in gains on sales of investment securities as part of CCEJ’s efforts to review its securities portfolio to optimize and achieve an appropriate capital structure.

Finance costs were 956 million yen for the year ended December 31, 2015, an increase of 507 million yen, or 112.9% compared to the previous fiscal year. This was mainly due to an increase in the cost for lease cancellations incurred in connection with the installation of new production lines, which are CCEJ’s own assets, to replace leased assets.

Income Tax Expense

Income tax expense decreased by 431 million yen, or 9.7%, to 4,025 million yen for the year ended December 31, 2015 from 4,456 million yen for the year ended December 31, 2014, generally in line with a decrease in the level of profit before tax for the respective year, partially offset by the changes in recoverability of deferred tax assets and share of profit/(loss) of associates which resulted in an increase in the average effective tax rate from 37.7% for the year ended December 31, 2014 to 43.6% for the year ended December 31, 2015.

Net Profit Attributable to Owners of the Parent

As a result of the above, net profit attributable to owners of the parent was 5,187 million yen for the year ended December 31, 2015, a decrease of 2,153 million yen, or 29.3%, compared to the year ended December 31, 2014.

Comparison of the Six Months Ended June 30, 2015 and 2016

	For the six months ended June 30,
	2015	2016
	(Millions of yen)
Revenue	257,103	265,862
Cost of goods sold	(141,690)	(145,830)

Gross profit	115,413	120,032
Selling, general and administrative expenses	(112,368)	(116,562)
Other operating income	729	496
Other operating expenses	(1,872)	(1,122)
Share of loss of associates	(217)	(521)

Operating profit	1,685	2,323
Finance income	228	251
Finance costs	(396)	(546)

Profit before tax	1,517	2,028
Income tax expense	(587)	(775)

Net profit	930	1,253

Net profit attributable to owners of the parent	922	1,244

Net profit attributable to non-controlling interests	8	9

Revenue

Revenue increased by 8,759 million yen, or 3.4%, to 265,862 million yen for the six months ended June 30, 2016 from 257,103 million yen for the six months ended June 30, 2015. This was mainly due to the acquisition of Sendai and an increase in sales volume.

The volume growth of the Japan NARTD market for the six months ended June 30, 2016 was generally positive. Total sales volume by BAPC increased by 8.6% for the six months ended June 30, 2016, compared to the six months ended June 30, 2015, led by continued good performance of newly launched products as well as the acquisition of Sendai. Excluding the impact of the acquisition of Sendai, BAPC sales volume increased by 4.5%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased by 4,140 million yen, or 2.9%, in line with the increase in sales volume, to 145,830 million yen for the six months ended June 30, 2016 from 141,690 million yen for the six months ended June 30, 2015. The improvement of efficiencies in manufacturing, procurement as well as logistics and distribution contributed to an increase of gross profit. Gross profit increased by 4,619 million yen, or 4.0%, to 120,032 million yen for the six months ended June 30, 2016 from 115,413 million yen for the six months ended June 30, 2015.

Selling, General and Administrative Expenses

SG&A expenses increased by 4,194 million yen, or 3.7%, to 116,562 million yen for the six months ended June 30, 2016 from 112,368 million yen for six months ended June 30, 2015. The main reason for the increase was the up-front advertising and promotion cost for the new global campaign and Coca-Cola summer campaign and pension cost impacts that were driven by the transition to new pension plans. The increase was partially offset by a decrease in labor and logistic/distribution expenses.

Other Operating Income and Expenses

Other operating income decreased by 233 million yen, or 32.0%, to 496 million yen for the six months ended June 30, 2016 from 729 million yen for the six months ended June 30, 2015, mainly due to a decrease in gain on sale of non-current assets.

Other operating expenses decreased by 750 million yen, or 40.1%, to 1,122 million yen for the six months ended June 30, 2016 from 1,872 million yen for the six months ended June 30, 2015, mainly due to a decrease in restructuring costs resulting from special severance payments under the voluntary separation plan, and loss on disposal or sales of noncurrent assets in connection with the installation of new production lines, which are CCEJ’s own assets, to replace leased assets.

Share of Loss of Associates

Share of loss of associates increased by 304 million yen, or 140.1%, to 521 million yen for the six month ended June 30, 2016 from 217 million yen for the six months ended June 30, 2015 mainly due to the financial results of CCIBS and CCBSC, both associates of CCEJ.

Operating Profit

As a result of the matters described above, operating profit was 2,323 million yen for the six months ended June 30, 2016, a 638 million yen, or 37.9%, increase compared to the six months ended June 30, 2015.

Finance Income and Costs

Finance income was 251 million yen for the six months ended June 30, 2016, an increase of 23 million yen, or 10.1%, compared to the six months ended June 30, 2015. This was mainly due to an increase in gains on sales of investment securities as part of CCEJ’s efforts to review securities portfolio to optimize and achieve appropriate capital structure.

Finance costs were 546 million yen for the six months ended June 30, 2016, an increase by 150 million yen, or 37.9%, compared to the six months ended June 30, 2015. This was mainly due to an increase in cost for lease cancellations incurred in connection with the purchases of assets that previously were under lease contracts.

Income Tax Expense

Income tax expense increased by 188 million yen, or 32.0%, to 775 million yen for the six months ended June 30, 2016 from 587 million yen for the six months ended June 30, 2015, generally in line with the increase in profit before tax.

Net Profit Attributable to Owners of the Parent

As a result of operations explained above, net profit attributable to owners of the parent was 1,244 million yen for the six months ended June 30, 2016, an increase of 322 million yen, or 34.9%, compared to the six months ended June 30, 2015.

Segment

The discrete financial information reviewed by CCEJ’s board of directors, who is CCEJ’s chief operating decision maker, relates to the entire business of the manufacturing, sales and distribution of NARTD beverages, which is CCEJ’s primary business. Therefore, no smaller component of CCEJ’s business constitutes an operating segment pursuant to the conditions set out in IFRS 8 Operating Segments. As such, CCEJ’s board of directors considers there to be only one operating segment.

Liquidity, Capital Resources and Financial Position

CCEJ requires a certain amount of working capital to be used for operating expenses, including raw material costs for such things as concentrates and beverage base, packaging, labor cost, utility cost and depreciation. CCEJ requires sufficient funds for its working capital, capital expenditures, income tax obligations, and dividends paid to its shareholders. To meet its funding requirements, CCEJ uses cash on hand, cash flows from operating activities, or cash obtained from loans or bonds issued. Cash flows from operating activities are the primary source of capital. CCEJ’s cash and cash equivalents amounted to 23,268 million yen as of December 31, 2015. CCEJ monitors its liquidity on a regular basis.

Cash Flows

The consolidated cash flow for the year ended December 31, 2014 and 2015 were as follows:

	For the year ended December 31,
	2014	2015
	(Millions of yen)
Cash and cash equivalents at the beginning of the year	31,229	27,172
Net cash flows from operating activities	13,669	41,473
Net cash flows used in investing activities	(39,856)	(34,320)
Net cash flows from/(used in) financing activities	22,130	(11,057)
Net decrease in cash and cash equivalents	(4,057)	(3,904)
Cash and cash equivalents at the end of the year	27,172	23,268

Cash Flows from Operating Activities

Net cash flows from operating activities for the year ended December 31, 2015 were 41,473 million yen, as compared to 13,669 million yen in the previous fiscal year. The change of 27,804 million yen was mainly due to an increase in income tax refund and a decrease in income tax paid and an impact of the change in inventories, which was partially offset by a decrease in retirement benefit liabilities.

Cash Flows Used in Investing Activities

Net cash flows used in investing activities for the year ended December 31, 2015 were 34,320 million yen, as compared to 39,856 million yen in the previous fiscal year. The change of 5,536 million yen was mainly due to the government grants received and net cash acquired through the acquisition of Sendai.

Cash Flows from/(Used in) Financing Activities

Net cash flows used in financing activities for the year ended December 31, 2015 were 11,057 million yen, as compared to cash flows from financing activities of 22,130 million yen in the previous fiscal year. The change of 33,187 million yen was mainly due to an increase in repayment of short-term loans and an increase in payment for lease obligations, which was partially offset by an increase in proceeds from a bond issuance.

The consolidated cash flows for the six months ended June 30, 2015 and 2016 were as follows:

	For the six months ended June 30,
	2015	2016
	(Millions of yen)
Cash and cash equivalents at the beginning of the year	27,172	23,268
Net cash flows/(used in) from operating activities	1,416	(561)
Net cash flows used in investing activities	(18,905)	(15,024)
Net cash flows from financing activities	23,790	13,478
Net increase/(decrease) in cash and cash equivalents	6,301	(2,107)
Cash and cash equivalents at the end of the year	33,473	21,161

Cash Flows from/(Used in) Operating Activities

Net cash flows used in operating activities for the six months ended June 30, 2016 were 561 million yen, as compared to cash flows from operating activities of 1,416 million yen for the six months ended June 30, 2015. The change of 1,977 million yen was mainly due to the impact of changes in trade payables and a decrease in income tax refund, which was partially offset by the impact of changes in inventories, trade receivables and retirement benefits liabilities.

Cash Flows Used in Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2016 were 15,024 million yen, as compared to 18,905 million yen for the six months ended June 30, 2015. The change of 3,881 million yen was mainly due to a decrease in purchase of property, plant and equipment, which was partially offset by a decrease in government grants received and net cash acquired through the acquisition of Sendai.

Cash Flows from Financing Activities

Net cash flows from financing activities for the six months ended June 30, 2016 were 13,478 million yen, as compared to 23,790 million yen for the six months ended June 30, 2015. The change of 10,312 million yen was mainly due to the impact of changes in short-term loans and an increase in payment for lease obligations.

Capital Resources

Management and the board of directors of CCEJ continuously monitor its capital structure in an effort to ensure the following:

•	To achieve an optimal debt to equity ratio in order to secure access to the lowest cost of capital available

•	To obtain sufficient funds for daily operation and capital investment to drive growth

•	To secure stable returns (that is, dividends) be distributed to its shareholders

•	To maintain the highest achievable credit rating (CCEJ is currently rated A+ by Rating and Investment Information, Inc.)

In order to achieve the objectives above, CCEJ adjusts its capital structure accordingly in response to changes in business strategies and economic conditions by issuing or buying back shares and changing its dividend policies. The following table provides details for CCEJ’s net debt to equity ratio as of December 31, 2014 and 2015 and June 30, 2016:

	As of December 31,		As of June 30, 2016
	2014	2015
	(Millions of yen)
Current financial liabilities
Short-term loans	16,117	5,160	29,000
Current portion of long-term loans	—	1,235	1,040
Short-term lease obligations	3,311	4,001	890

	19,428	10,396	30,930

Non-current financial liabilities
Bonds	13,955	29,905	29,920
Long-term loans	13	2,521	2,029
Long-term lease obligations	8,439	5,146	612

	22,407	37,572	32,561

Total interest-bearing financial liabilities	41,835	47,968	63,491

Less:
Cash and cash equivalents	(27,172)	(23,268)	(21,161)
Other short-term financial assets	(2,052)	(1,128)	(876)

	(29,224)	(24,396)	(22,037)

Net debt	12,611	23,572	41,454

Equity	212,445	229,531	217,233

Net debt to equity ratio	0.06	0.10	0.19

The weighted average interest rates for short-term loans as of December 31, 2014 and 2015 and June 30, 2016 were 0.14%, 0.14% and 0.04%, respectively, and the weighted average interest rates for long-term loans and bonds issued as of December 31, 2014 and 2015 and June 30, 2016 were 0.16%, 0.28% and 0.26%, respectively. CCEJ’s loans are all from banks.

Dividends

CCEJ regards its dividend policy as one of the key managerial issues and declares dividends semiannually under the basic policies of continuing with business investments while at the same time placing a priority on healthy and stable payment of dividends in order to secure sustainable development and high profitable growth of CCEJ in the future.

Year-end dividends are determined by resolution at the annual general meeting of CCEJ’s shareholders, and interim dividends are determined by resolution of CCEJ’s board of directors, respectively. CCEJ’s annual dividend for the year ended December 31, 2015 was 32 yen per share, comprising an interim dividend of 16 yen paid in September 2015 and a year-end dividend of 16 yen paid in March 2016.

Regarding the dividend for the year ending December 31, 2016, CCEJ plans to pay a total of 32 yen per share, comprising an interim dividend of 16 yen per share and a year-end dividend of 16 yen per share in accordance with the above-mentioned policy.

Financial Position

The financial position as of December 31, 2014 and 2015 were as follows:

Total assets as of December 31, 2015 were 380,314 million yen, representing an increase of 28,067 million yen from December 31, 2014, primarily attributable to an increase in property, plant and equipment as a result of continued placement of new and renewed cold drink equipment and commissioning of newly installed manufacturing lines, as well as an increase in trade and other receivables reflecting the growth in revenue. In addition, both of the above increased as a result of the acquisition of Sendai during the year ended December 31, 2015.

Total liabilities as of December 31, 2015 were 150,783 million yen, representing an increase of 10,981 million yen from December 31, 2014. This is mainly due to an increased balance of bonds due to a 16,000 million yen issuance in December 2015 as well as the acquisition of Sendai.

Total equity as of December 31, 2015 was 229,531 million yen, representing an increase of 17,086 million yen from December 31, 2014. This is primarily due to an increase in capital surplus by issuing new shares for the acquisition of Sendai and retained earnings as a result of CCEJ’s results of operations in 2015.

The financial positions as of December 31, 2015 and June 30, 2016 were as follows:

Total assets as of June 30, 2016 were 392,092 million yen, representing an increase of 11,778 million yen from December 31, 2015. This was mainly due to an increase in inventories which were built up for our peak summer season and other current assets as a result of advance payments for purchasing the land and buildings of an existing plant.

Total liabilities as of June 30, 2016 were 174,859 million yen, representing an increase of 24,076 million yen from December 31, 2015. This was mainly due to an increase in short-term loans borrowed for working capital, which was partially offset by a decrease in lease obligations due to additions of machinery, equipment and vehicles under finance lease agreements. Additionally, retirement benefit liabilities increased due to the remeasurement of defined benefit obligations because of lower interest rates compared to the previous fiscal period.

Total equity as of June 30, 2016 was 217,233 million yen, representing a decrease of 12,298 million yen from December 31, 2015. This was primarily due to the decrease in retained earnings as a result of the dividends paid, which was partially offset by net profit for the six months ended June 30, 2016.

Off-Balance Sheet Arrangements

CCEJ did not have any material off-balance sheet arrangements as of December 31, 2015 and as of June 30, 2016.

Contractual Obligations

The table below presents CCEJ’s contractual obligations as of December 31, 2015:

Contractual obligations	Total	Less than 1 year	1 to 5 years	After 5 years
		(Millions of yen)
Operating lease obligations	541	385	156	—
Finance lease obligations	9,482	4,198	5,276	8
Purchase obligations(1)	4,466	2,927	1,539	—
Defined benefit obligations	49,234	4,409	19,401	25,424

Total	63,723	11,919	26,372	25,432

(1)	Purchase obligations mainly relate to system-related fees and purchases of property, plant and equipment and intangible assets.

Capital Expenditures

CCEJ’s business requires capital expenditures for the expansion and upgrading of facilities and equipment on a timely and cost-effective basis in order to maintain CCEJ’s competitiveness and to drive efficiencies. CCEJ expects that it will continue to invest in expansion and enhancement of its infrastructure. Capital expenditures for acquiring property and equipment and intangible assets amounted to 49,494 million yen for the year ended December 31, 2014, 37,205 million yen for the year ended December 31, 2015, and 9,883 million for the six months ended June 30, 2016.

CCEJ reviews its capital expenditure plans periodically and the actual amount expended on capital investment may differ from planned expenditures based on market conditions, business outlook, changes in interest rates, availability of leasing alternatives and other factors.

Expected Capital Expenditures for 2016 and 2017

CCEJ plans to spend approximately 56,500 million yen and                  million yen for capital expenditures in 2016 and 2017, respectively, for the expansion and upgrading of facilities and equipment on a timely and cost-effective basis in order to maintain its competitiveness.

Quantitative and Qualitative Disclosures About Market Risks

In the normal course of business, CCEJ is exposed to risks of fluctuations in interest rate and price of equity instruments. CCEJ does not have material exposure to foreign exchange risk due to the small number of transactions that take place in a currency other than Japanese yen.

See Note 13.3 in the consolidated financial statements included elsewhere in this prospectus for more information.

DIRECTORS OF CCBJI

FOLLOWING THE SHARE EXCHANGE

In the integration agreement and the capital and business alliance agreement, the parties thereto agreed that CCBJI should have nine directors, two of whom would be representative directors, and four of whom would be audit and supervisory committee members (consisting of three outside directors and one non-executive, full-time director). In addition to legally prescribed duties related to the audit and the like of the executive duties of directors, the audit and supervisory committee will have the right to opine on and give advice regarding proposals made by the president of CCBJI regarding the performance evaluation and compensation of directors who are not audit and supervisory committee members, as well as of certain members of CCBJI senior management.

Pursuant to the capital and business alliance agreement,

•	TCCC has the right to nominate:

○	one executive director; and

○	two outside directors who are also audit and supervisory committee members;

•	CCW has the right to nominate:

○	one executive director;

○	one full-time director who is also an audit and supervisory committee member; and

○	one outside director who is also an audit and supervisory committee member; and

•	CCEJ has the right to nominate:

○	two executive directors; and

○	one outside director.

Mr. Tamiyo Yoshimatsu, the current Representative Director and President of CCW, is expected to be nominated as a director of CCBJI, and the parties to the capital and business alliance agreement currently contemplate that he will be appointed as the Representative Director and President of CCBJI. Mr. Vikas Tiku, who is currently CFO for Asia Pacific of TCCC as well as a director (who is not an audit and supervisory committee member) of CCW, will also be nominated as a director of CCBJI, and the parties to the capital and business alliance agreement currently contemplate that he will be appointed as the Representative Director, Chief Financial Officer and General Manager of Transformation of CCBJI.

As of the date of this prospectus, no further decisions have been made about the board composition of CCBJI after the share exchange.

The following provides information about the individuals who have been nominated to serve on the board of directors of CCBJI after the consummation of the share exchange.

Name	Date of birth	Number of CCW shares owned as of Dec. 31, 2016	Percentage ownership	Number of CCEJ shares owned as of Dec. 31, 2016	Percentage ownership
Mr. Tamiyo Yoshimatsu	February 10, 1947
Mr. Vikas Tiku	July 26, 1965

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of CCW or CCEJ, as the case may be.

Tamio Yoshimatsu joined Kinki CCBC, which was later acquired by CCW, in March 1969. Mr. Yoshimatsu was appointed Representative Director in March 2009 and President in January 2010, positions in which he currently serves. Mr. Yoshimatsu has held other various positions with CCW, including first becoming a Director of CCW in July 2006, as well as becoming Representative Director and President of Kinki CCBC in March 2007, after it became a wholly owned subsidiary of CCW.

Vikas Tiku joined CCEJ in                      201         as                                         . He has held various positions in the food and beverage industry, including Managing Director of The Hershey Company, M&A Group Manager of TCCC and Executive Vice President and CFO of CCJC. Immediately prior to joining CCEJ, Mr. Tiku was the CFO for Asia Pacific of TCCC as well as a Director of CCW.

As of December 31, 2016, certain of the individuals named above held stock acquisition rights issued by CCEJ. Each stock acquisition right gives the holder the right to purchase              shares of common stock of CCEJ. The stock acquisition rights are exercisable within              days from             . The name of the series of stock acquisition rights, the expiration date and the aggregate number of stock acquisition rights held by the individuals named above as of December 31, 2016 are as follows:

Name of series	Expiration date	Exercise price	Aggregate number of stock acquisition rights held

Pursuant to the integration agreement, to the extent such stock acquisition rights of CCEJ remain outstanding and unexercised on the day immediately prior to the effective date of the share exchange, on such day CCEJ will acquire without consideration and immediately cancel such stock acquisition rights that have not been acquired by CCEJ.

Director Compensation

The aggregate amount of remuneration, including bonuses, for the year ended December 31, 2016, paid by CCW or CCEJ and their respective subsidiaries to the persons named above for services in all capacities to CCW or CCEJ and their respective subsidiaries during the year ended December 31, 2016 was approximately              million yen. None of CCW, CCEJ or its respective subsidiaries has set aside reserves for any retirement payments for the persons named above, other than             .

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

CCW

Based on information known to CCW or that can be ascertained from public filings, including filings made by CCW’s shareholders regarding their ownership of CCW common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of CCW common stock as of November 4, 2016.

Name	Number of CCW shares owned	Percentage of outstanding CCW shares owned
	(Thousands of shares)
Ricoh Company, Ltd	17,075	15.37

CCEJ

Based on information known to CCEJ or that can be ascertained from public filings, including filings made by CCEJ’s shareholders regarding their ownership of CCEJ common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of CCEJ common stock as of November 4, 2016.

Name	Number of CCEJ shares owned	Percentage of outstanding CCEJ shares owned
	(Thousands of shares)
European Refreshments	20,606	16.13
Coca-Cola (Japan) Co., Ltd.	16,669	13.05

CCBJI

Based on the information regarding the ten largest shareholders of record of each of CCW and CCEJ as of                 , 2017, which is the latest such information publicly disclosed in Japan, if the record ownership by those shareholders remains unchanged through the date of the share exchange, the following would provide relevant information regarding shareholders that would hold 5% or more of CCBJI’s outstanding common stock immediately after the share exchange:

Name	Number of CCBJI shares to be received in the share exchange	Percentage of outstanding CCBJI shares following the share exchange
(Thousands of shares)

Related Party Transactions

DESCRIPTION OF CCW COMMON STOCK

The following information relates to the shares of CCW common stock, including summaries of certain provisions of CCW’s articles of incorporation and share handling regulations, the Companies Act, and the Act on Book-Entry of Corporate Bonds and Shares of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Act”) relating to joint stock corporations.

General

CCW is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of CCW is as provided in its articles of incorporation and consists of 270,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Act. The shares of CCW common stock, which are listed on the Tokyo Stock Exchange and the Fukuoka Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements of the Book-Entry Act can open accounts directly at JASDEC.

Under the Book-Entry Act, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against CCW, the transferee must have its name and address registered in CCW’s register of shareholders, except in limited circumstances. Under the clearing system, CCW generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with CCW’s transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of CCW are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to CCW’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from CCW to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of CCW and the Companies Act, CCW may:

•	following approval at CCW’s annual general meeting of shareholders, distribute annual dividends in cash and/or in kind to shareholders and registered share pledgees of record as of December 31 of each year;

•	by resolution of CCW’s board of directors, distribute interim dividends in cash and/or in kind to shareholders and registered share pledgees of record as of June 30 of each year; and

•	following approval at CCW’s general meeting of shareholders, distribute dividends in cash and/or in kind to shareholders and registered share pledgees as of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, CCW may grant its shareholders the right to require CCW to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, CCW is not obligated to pay any annual and interim dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, CCW must, until the aggregate amount of CCW’s capital surplus reserve and earned surplus reserve reaches one quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that net assets of CCW are not less than three million yen, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice of Japan, and (ii) the amount of consideration that CCW received for the treasury stock that CCW disposed of during such period;

less the sum of:

(a) the book value of treasury stock;

(b) in the event that CCW disposed of treasury stock after the end of the last fiscal year, the amount of consideration that CCW received for such treasury stock;

(c) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(d) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of CCW’s goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that CCW disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that CCW received for such treasury stock;

(iii) in the event that CCW reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that CCW canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that CCW distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that CCW paid dividends after the end of the last fiscal year, the amount set aside in CCW’s capital surplus reserve and/or earned surplus reserve;

c. in the event that CCW disposed of treasury stock in the process of (x) a merger in which CCW acquired all rights and obligations of a company, (y) a corporate split in which CCW acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which CCW acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that CCW received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which CCW transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which CCW acquired all rights and obligations of a company, (y) a corporate split in which CCW acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which CCW acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of CCW’s other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. CCW may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. CCW may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. CCW may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, CCW may transfer such amounts in whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

CCW may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as CCW’s only class of outstanding shares is common stock, CCW may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by CCW’s shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

CCW may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. CCW must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, CCW must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one. CCW must give public notice at least 20 days prior to the effective date, and any shareholder of CCW (i) who, being entitled to vote at an general meeting of shareholders, notifies CCW prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that CCW purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by CCW’s shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the articles of incorporation of CCW and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of CCW who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder of CCW who holds shares constituting less than one unit may at any time demand that CCW purchase its shares of less than one unit. In addition, the articles of incorporation of CCW provide that a shareholder who holds shares constituting less than one unit may at any time demand that CCW sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by CCW pursuant to such a demand will be equal to (a) the closing price of shares of CCW reported by the Tokyo Stock Exchange on the day when the demand is received by CCW’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to CCW through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of CCW’s shareholders is held within three months after the end of the last fiscal year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of CCW’s total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of CCW’s total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to CCW’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom CCW may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of CCW, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting having no quorum requirement other than for matters relating to appointment of directors, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented.

However, except as otherwise provided by the Companies Act, under the articles of incorporation of CCW, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders present or represented at the meeting where a quorum of one-third of the total voting rights is present or represented. Examples of such important matters include the following:

(a) any amendment to CCW’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b) a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c) a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d) the transfer of all or a substantial part of CCW’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e) the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f) a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g) a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

(h) any issuance of new shares or transfer of existing shares held by CCW as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons, except where only shareholders are entitled to acquire such new shares, existing shares held by CCW, stock acquisition rights or bonds with stock acquisition rights, and they acquire such securities or rights in proportion to the number of shares held by each shareholder;

(i) any acquisition by CCW of its own shares from specific persons other than CCW’s subsidiaries;

(j) a share consolidation; or

(k) the removal of a director who is a member of the audit and supervisory committee.

Liquidation Rights

In the event of liquidation of CCW, the assets remaining after payment of all the debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

CCW may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in CCW’s articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders present or represented at the meeting where a quorum of a majority of the total voting rights is present or represented, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notify CCW of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless CCW’s financial condition is extremely severe and there is an urgent necessity for business continuity of CCW. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of CCW have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in item (h) of “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

CCW may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, CCW will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in item (h) of “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in CCW’s register of shareholders will be made by CCW upon the receipt of the general shareholders notification given to CCW by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, CCW will register the names, addresses and other information of shareholders in CCW’s register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Act such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in CCW’s register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Act, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Act.

Record Date

Under the articles of incorporation of CCW, December 31 is the record date for CCW’s year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and June 30 is the record date for CCW’s interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, CCW may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Act, JASDEC is required to promptly give CCW notice of the names and addresses of CCW’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by CCW of Common Stock

CCW may repurchase its shares of common stock:

(a) by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by CCW may not exceed the amount that CCW may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

CCW’s transfer agent, as set forth in the share handling regulations of CCW, is Sumitomo Mitsui Trust Bank, Limited. The transfer agent maintains CCW’s register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director of an appropriate local finance bureau, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previously filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

JAPANESE FOREIGN EXCHANGE AND CERTAIN OTHER REGULATIONS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by CCW and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell CCW’s shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan. Generally, branches and other offices of non- resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is 100 million yen or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an Inward Direct Investment if such Foreign Investor acquires and, together with parties who have a special relationship with such Foreign Investor as defined in the cabinet order, holds 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. In general, any Foreign Investor who intends to engage in an Inward Direct Investment must file a report of the acquisition with the Minister of Finance and any other competent ministers having jurisdiction over the relevant Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, if the relevant Japanese company engages in any of the specific businesses designated by the Foreign Exchange Regulations, the Foreign Investor must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Acquisition of shares by Foreign Investors by way of a share split is not subject to any notification or reporting requirements.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the consummation of the share exchange and the corporate split, the shareholders of CCEJ will become shareholders of CCW, which will be renamed CCBJI. Each of CCEJ and CCW is a joint stock corporation organized under the laws of Japan, and the common stock of each of CCEJ and CCW is listed on the Tokyo Stock Exchange in Japan. The common stock of CCW is also listed for trading on the Fukuoka Stock Exchange in Japan. In addition, the description of the attributes of shares of common stock in the articles of incorporation of each of CCW and CCEJ are substantially similar. As a result, there are no material differences in the legal rights of holders of CCW common stock as compared to that of CCEJ common stock.

TAXATION

You are urged to consult your own tax advisor regarding the U.S. federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of CCBJI shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. federal income tax consequences of the share exchange below, the term “Treaty” refers to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” refers to any beneficial owner of shares of CCEJ common stock that either receives shares of CCW common stock pursuant to the share exchange or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” refers to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of CCBJI common stock are effectively connected or (b) of which shares of CCBJI common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of CCBJI common stock.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of CCBJI common stock to non-resident holders who hold shares of CCEJ common stock and ultimately will hold shares of CCBJI common stock following the share exchange. The discussion is the opinion of Mori Hamada & Matsumoto, Japanese counsel to CCW. A “non-resident holder” means a holder of shares of CCEJ or CCBJI common stock, as the case may be, who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis, including changes due to the forthcoming 2017 Annual Tax Reform. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of CCBJI shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of CCEJ common stock will be exchanged solely for shares of CCW common stock, and no cash or other property other than shares of CCW common stock will be distributed to holders of shares of CCEJ common stock, except that some holders of shares of CCEJ common stock may receive cash (i) in lieu of fractional shares of CCW common stock where such fractional shares arise due to the exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

Except as described in the following paragraph, non-resident holders holding CCEJ shares as a portfolio investor will not be subject to Japanese taxation with respect to the share exchange.

If holders of shares of CCEJ common stock receive any cash in lieu of fractional shares of CCW common stock, such cash is deemed to be sale proceeds for such fractional shares and, consequently, such holders of shares of CCEJ common stock will generally recognize capital gains or losses for Japanese tax purposes with respect to their CCEJ shares that would otherwise have been exchanged for such fractional shares of CCW common stock. However, non-resident holders of shares of CCEJ common stock that are portfolio investors will not be subject to Japanese taxation with respect to such gains derived from the sale of their shares under Japanese law.

If holders of shares of CCEJ common stock receive cash payments of the sale price from CCEJ as a result of their exercise of dissenters’ appraisal rights under the Companies Act, the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, generally will be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a further discussion of dissenters’ appraisal rights of shareholders of CCEJ common stock.

Ownership and Disposition of CCBJI’s Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by CCBJI. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is generally (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 15% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of CCBJI common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned withholding tax rate is reduced to (a) 15.315% for dividends to be paid on or before December 31, 2037 and (b) 15% for dividends to be paid thereafter.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Qatar, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor generally is limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by CCBJI to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of CCBJI common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief

from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. CCBJI does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of CCBJI common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of CCBJI common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of CCBJI common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and of owning CCBJI common stock following the share exchange. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW. The discussion is applicable to a U.S. Holder that has held shares of CCEJ common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of common stock of CCW, which will be renamed CCBJI, as capital assets following the share exchange.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of CCEJ common stock or CCBJI common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the voting shares of CCEJ;

•	holders of CCEJ stock acquisition rights;

•	persons who received their shares of CCEJ common stock upon the exercise of stock acquisition rights or as compensation for services;

•	except as specifically described below, U.S. Holders of shares of CCEJ common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of CCW immediately after the share exchange, as discussed below (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither CCW nor CCEJ has requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of shares of CCBJI Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, alternative minimum tax consequences or the consequences related to the Medicare tax on net investment income. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the share exchange and the ownership or disposition of shares of CCBJI common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of CCEJ common stock and will hold shares of CCBJI common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal tax treatment of the share exchange and of holding shares of CCBJI common stock.

The Share Exchange

Treatment of the Share Exchange

The share exchange has not been structured to achieve a particular treatment for U.S. federal income tax purposes, and CCW and CCEJ have no obligation to structure the share exchange in a manner that is tax-free to U.S. Holders. It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to CCW, that, as the share exchange is structured, it is more likely than not that the share exchange will qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, qualification of the share exchange as a reorganization depends on the resolution of issues and facts that will not be known until or after the date of the share exchange. For example, depending on the circumstances, the provision of cash by CCW or CCBJI to fund payments to U.S. Holders exercising dissenters’ appraisal rights or certain other payments, could cause the share exchange to fail to qualify as a reorganization. Because the integration of the businesses of CCW and CCEJ may be a complex process, the details of which have not yet been determined, CCW cannot state with certainty at this time that any transactions that might prevent the share exchange from qualifying as a reorganization will not occur. In addition, the provisions of the Code that govern reorganizations are extremely complex, and are based on typical merger, acquisition and other transaction structures effected under U.S. law. Because the share exchange will be carried out pursuant to Japanese laws which differ from the relevant U.S. laws, it is not certain that the U.S. tax authorities would apply the reorganization rules to them in the same manner they would to U.S. transactions, particularly given that numerous transactions related to the company split are expected to occur on the date of the share exchange. As a result of the foregoing considerations, U.S. tax counsel to CCW is not able to provide a higher degree of certainty regarding the qualification of the share exchange as a reorganization for U.S. federal income tax purposes. The following sections describe the U.S. federal income tax consequences that will be applicable to a U.S. Holder (i) if the share exchange qualifies as a reorganization and (ii) if the share exchange does not qualify as a reorganization.

Share Exchange Qualifies as a Reorganization

If the share exchange qualifies as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of CCBJI Common Stock—Passive Foreign Investment Company Considerations” below, no gain or loss will be recognized by a U.S. Holder on the exchange of shares of CCEJ common stock for shares of CCW common stock pursuant to the share exchange, except with respect to any cash received in lieu of a fractional share of CCW common stock. Cash received in lieu of a fractional share of CCW common stock will be treated as a payment in exchange for the fractional share of CCW common stock, resulting in gain or loss equal to the difference between the amount of cash received for the fractional share of CCW common stock and the U.S. Holder’s adjusted tax basis attributable to the fractional share of CCW common stock.

The aggregate tax basis of the shares of CCW common stock received by a U.S. Holder in exchange for shares of CCEJ common stock will equal the aggregate tax basis of the U.S. Holder’s shares of CCEJ common stock exchanged in the share exchange, reduced by any tax basis attributable to fractional shares of CCW common stock treated as exchanged for cash and increased by the amount of gain recognized in the share exchange. The holding period of the shares of CCW common stock received in the share exchange will include the holding period of the shares of CCEJ common stock exchanged for the shares of CCW common stock. If the U.S. Holder acquired different blocks of shares of CCEJ common stock at different times and at different prices, the tax basis and holding period of the shares of CCW common stock the U.S. Holder received in the share exchange will be determined separately with respect to each block of the shares of CCEJ common stock exchanged for shares of CCW common stock and the shares of CCW common stock received by the U.S. Holder will be allocated pro rata to each such block of shares.

Any gain or loss recognized by a U.S. Holder upon the share exchange will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of CCEJ common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

5% Transferee Shareholders

Additionally, special rules will apply to a U.S. Holder that is a 5% Transferee Shareholder following the share exchange if the share exchange qualifies as a reorganization. To avoid the recognition of gain in the share exchange, a 5% Transferee Shareholder will need to enter into a gain recognition agreement in accordance with applicable U.S. Treasury regulations. In addition, the 5% Transferee Shareholder will be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the share exchange. U.S. Holders that may be 5% Transferee Shareholders following the share exchange should consult their own tax advisors regarding the requirements that may apply to them.

Share Exchange Does Not Qualify as a Reorganization

If the share exchange does not qualify as a reorganization, and subject to the discussion under “—Ownership and Disposition of Shares of CCBJI Common Stock—Passive Foreign Investment Company Considerations” below, a U.S. Holder that exchanges its shares of CCEJ common stock for shares of CCW common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of CCEJ common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of CCW common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of CCW common stock received in the share exchange will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

Regardless of whether the share exchange qualifies as a reorganization, a U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of CCEJ common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “—Japanese Tax Consequences—Consequences of the Share Exchange”) and the U.S. Holder’s tax basis in the shares of CCEJ common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of CCEJ common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Records and Reporting Requirements

If the share exchange qualifies as a reorganization, a U.S. Holder that is a “significant holder” within the meaning of U.S. Treasury regulations Section 1.368-3(c)(1) will be required to attach a statement to its U.S. federal income tax return for the year in which the share exchange occurs that contains the information listed in U.S. Treasury regulations Section 1.368-3(b), including the U.S. Holder’s tax basis in its shares of CCEJ common stock and the fair market value of the U.S. Holder’s shares of CCEJ common stock immediately before they were exchanged for shares of CCW common stock. A “significant holder” includes a holder of securities of a corporation with a tax basis of $1 million or more.

All U.S. Holders should keep records regarding the number, basis and fair market value of their shares of CCEJ common stock exchanged for shares of CCW common stock. All U.S. Holders, including any potential 5% Transferee Shareholders, should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the share exchange.

Ownership and Disposition of Shares of CCBJI Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of CCBJI common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of CCBJI’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of CCBJI common stock exceed CCBJI’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of CCBJI common stock, and thereafter as capital gain. CCBJI does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that CCBJI will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of CCBJI Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of CCBJI common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of CCBJI Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of CCBJI common stock in an amount equal to the difference between the amount realized for the shares of CCBJI common stock and such U.S. Holder’s tax basis in the shares of CCBJI common stock, each calculated in

U.S. dollars. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of CCBJI common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of CCBJI common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that have held shares of CCEJ common stock or will hold shares of CCBJI common stock if CCEJ or CCW has been or is a PFIC at any time during which the U.S. Holder has held or holds shares of CCEJ common stock or CCW common stock. Such rules may change the treatment of distributions on and dispositions of shares of CCBJI common stock described above and the treatment of the exchange of shares of CCEJ common stock pursuant to the share exchange. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

It is unlikely that CCEJ was a PFIC for the fiscal year ended December 31, 2015 or will be a PFIC for its current fiscal year, based on the expected composition of its income and assets. Neither CCW nor CCEJ has made a determination whether CCEJ was a PFIC for any taxable year ending prior to December 31, 2014. CCW does not believe that it was a PFIC for its fiscal year ended December 31, 2015, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the taxable year and the application of the PFIC rules is not entirely clear, no assurances can be made regarding determination of the PFIC status of CCEJ, CCW or CCBJI in the current or any future taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If the share exchange qualifies as a reorganization and CCEJ has been a PFIC at any time during the holding period of a U.S. Holder, assuming that CCW is not a PFIC in the taxable year of the share exchange, as expected, and a U.S. Holder of CCEJ common stock has not made certain elections with respect to CCEJ, such U.S. Holder would likely recognize gain (but not loss) upon the exchange of its shares of CCEJ common stock for shares of CCW common stock pursuant to the share exchange. The gain would be equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged. If the share exchange does not qualify as a reorganization and CCEJ has been a PFIC at any time during the holding period of a U.S. Holder, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of CCW common stock received and (b) any cash received in lieu of fractional shares of CCW common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of CCEJ common stock exchanged.

If CCBJI is a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of CCBJI common stock and any distribution in excess of 125% of the average of the annual distributions on shares of CCEJ or CCBJI (as applicable) common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) will be subject to the PFIC rules. Finally, if CCBJI is a PFIC for the taxable year in which a dividend is paid or was a PFIC in the preceding year, such dividends will not be eligible for reduced rates of U.S. federal income taxation as described above under “—Distributions.”

In each case described in the preceding two paragraphs, in the absence of certain elections, the gain and any excess distributions will be allocated ratably to each day of the U.S. Holder’s holding period for the shares of CCEJ common stock or CCBJI common stock (as applicable). Amounts allocated to the current taxable year and to any taxable years before CCEJ or CCBJI (as applicable) became a PFIC would be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that CCEJ, CCW, or CCBJI (as applicable) became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. If a U.S. Holder owned or owns shares of CCEJ common stock or CCW common stock, as applicable, or owns CCBJI common stock, in any year in which CCEJ, CCW, or CCBJI was or is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the share exchange, (ii) dividends in respect of shares of CCW common stock, and (iii) the proceeds received on the sale or other disposition of shares of CCW common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of CCW common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock.

EXPERTS

The consolidated financial statements of Coca-Cola West Co., Ltd. as of January 1, 2014, December 31, 2014 and December 31, 2015, and for each of the years in the two-year period ended December 31, 2015 have been included herein and in the registration statement in reliance upon the report of KPMG AZSA LLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Coca-Cola East Japan Co., Ltd. as of January 1, 2014 and December 31, 2014 and 2015, and for each of the two years in the period ended December 31, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young ShinNihon LLC, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the CCW common stock offered hereby will be passed upon for CCW by Mori Hamada & Matsumoto. Certain U.S. federal income tax matters will be passed upon for CCW by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

CCW is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

CCW does not have a reporting obligation in the United States under the Exchange Act. Following the date of this prospectus, CCW will be subject to reporting obligations and any filings it makes will be available via the website of the United States Securities and Exchange Commission, or SEC, at www.sec.gov. You may also read and copy any reports, statements or other information filed by CCW at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains filings by reporting companies, including those filed by CCW, at http://www.sec.gov. The information contained in the website is not incorporated by reference into this prospectus.

CCW files annual and quarterly securities reports and other reports, in Japanese, under the Financial Instruments and Exchange Act of Japan with the applicable local finance bureau in Japan.

Neither CCW nor CCEJ has authorized anyone to give any information or make any representation about the share exchange that is different from, or in addition to, that contained in this prospectus. The information contained in this prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Coca-Cola West Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Coca-Cola West Co., Ltd. and subsidiaries as of January 1, 2014, December 31, 2014 and December 31, 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola West Co., Ltd. and subsidiaries as of January 1, 2014, December 31, 2014 and December 31, 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AZSA LLC

Tokyo, Japan

October 31, 2016

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2014, DECEMBER 31, 2014 AND DECEMBER 31, 2015

	(Millions of yen)
	Note	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Assets
Current assets:
Cash and cash equivalents	6	60,275	41,983	79,828
Trade and other receivables	7	36,194	36,439	38,536
Other financial assets	13	11,108	1,114	1,077
Inventories	8	29,772	29,575	31,555
Other current assets	14	1,466	2,112	2,351

Total current assets		138,815	111,223	153,347

Non-current assets:
Property, plant and equipment	9	189,024	184,212	189,519
Goodwill and intangible assets	10	56,823	58,835	49,378
Investment property	12	6,261	5,431	5,008
Equity-method investees		504	961	969
Other financial assets	13	22,614	23,691	26,961
Deferred tax assets	28	10,779	6,270	5,867
Other non-current assets	14	218	798	423

Total non-current assets		286,223	280,198	278,125

Total assets		425,038	391,421	431,472

	(Millions of yen)
	Note	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	15	41,335	41,957	44,251
Borrowings and bonds payable	17	32,518	2,568	2,518
Other financial liabilities	19	525	346	370
Income taxes payable		3,034	1,917	1,983
Other current liabilities	20	7,949	9,422	11,235

Total current liabilities		85,361	56,210	60,357

Non-current liabilities:
Borrowings and bonds payable	17	25,081	22,589	49,974
Other financial liabilities	19	740	1,289	1,273
Defined benefit liabilities	18	11,196	8,360	7,561
Deferred tax liabilities	28	17,464	15,027	16,088
Provisions	16	984	995	1,030
Other non-current liabilities	20	2,149	1,842	2,121

Total non-current liabilities		57,614	50,102	78,047

Total liabilities		142,975	106,312	138,404

Equity
Equity attributable to owners of the Company:
Share capital	21	15,232	15,232	15,232
Capital surplus	21	109,072	109,072	109,072
Treasury shares	21	(4,578)	(4,581)	(4,587)
Retained earnings	21, 22	156,667	158,602	164,355
Other reserves	21	5,293	6,409	8,612

Total equity attributable to owners of the Company		281,686	284,734	292,684
Non-controlling interests		377	375	384

Total equity		282,063	285,109	293,068

Total liabilities and equity		425,038	391,421	431,472

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2015

			(Millions of yen)
	Note	For the year ended December 31, 2014	For the year ended December 31, 2015
Net sales	23	414,230	429,289
Cost of sales	8	(230,677)	(235,795)

Gross profit		183,553	193,494
Selling, general and administrative expenses	24, 25	(170,930)	(177,498)
Other income	26	1,501	8,622
Other expense	26	(4,857)	(10,467)
Share of profit (loss) of equity-method investees		508	(329)

Operating profit		9,775	13,822
Finance income	27	942	587
Finance expense	27	(674)	(692)

Profit for the year before income tax		10,043	13,717
Income tax expense	28	(3,743)	(4,000)

Net profit for the year		6,300	9,717

Net profit for the year attributable to:
Owners of the Company		6,267	9,649
Non-controlling interests		33	68

Earnings per share
Basic and diluted earnings per share (yen)	35	57.42	88.40

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2015

			(Millions of yen)
	Note	For the year ended December 31, 2014	For the year ended December 31, 2015
Net profit for the year		6,300	9,717
Other comprehensive income, net of tax
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans		158	588
Share of other comprehensive income of equity-method investees		(15)	(9)

Sub-total		143	579

Items that may be reclassified subsequently to profit or loss
Gain on available-for-sale financial assets		1,100	2,202
Foreign currency translation differences of foreign operations		16	1

Sub-total		1,116	2,203

Total other comprehensive income for the year, net of tax		1,259	2,782

Comprehensive income for the year		7,559	12,499

Comprehensive income attributable to:
Owners of the Company		7,526	12,431
Non-controlling interests		33	68

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2015

For the year ended December 31, 2014

							(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2014		15,232	109,072	(4,578)	156,667	5,293	281,686	377	282,063

Comprehensive income for the year
Net profit for the year		—	—	—	6,267	—	6,267	33	6,300
Other comprehensive income, net of tax	21	—	—	—	—	1,259	1,259	—	1,259

Total comprehensive income for the year		—	—	—	6,267	1,259	7,526	33	7,559

Transactions with owners
Cash dividends	22	—	—	—	(4,475)	—	(4,475)	(35)	(4,510)
Purchase of treasury shares	21	—	—	(4)	—	—	(4)	—	(4)
Disposal of treasury shares	21	—	—	1	—	—	1	—	1

Total transactions with owners		—	—	(3)	(4,475)	—	(4,478)	(35)	(4,513)

Transfer of other reserves to retained earnings	21	—	—	—	143	(143)	—	—	—

Balance as of December 31, 2014		15,232	109,072	(4,581)	158,602	6,409	284,734	375	285,109

For the year ended December 31, 2015
							(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2015		15,232	109,072	(4,581)	158,602	6,409	284,734	375	285,109

Comprehensive income for the year
Net profit for the year		—	—	—	9,649	—	9,649	68	9,717
Other comprehensive income, net of tax	21	—	—	—	—	2,782	2,782	—	2,782

Total comprehensive income for the year		—	—	—	9,649	2,782	12,431	68	12,499

Transactions with owners
Cash dividends	22	—	—	—	(4,475)	—	(4,475)	(35)	(4,510)
Purchase of treasury shares	21	—	—	(6)	—	—	(6)	—	(6)
Acquisition of subsidiary with non-controlling interests	4	—	—	—	—	—	—	5	5
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	(29)	(29)

Total transactions with owners		—	—	(6)	(4,475)	—	(4,481)	(59)	(4,540)

Transfer of other reserves to retained earnings	21	—	—	—	579	(579)	—	—

Balance as of December 31, 2015		15,232	109,072	(4,587)	164,355	8,612	292,684	384	293,068

The accompanying notes are an integral part of these consolidated financial statement

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2015

			(Millions of yen)
	Note	For the year ended December 31, 2014	For the year ended December 31, 2015
Cash flows from operating activities
Profit for the year before income tax		10,043	13,717
Adjustments for:
Depreciation and amortization	9,10,12	31,595	31,660
Impairment loss on property, plant and equipment and goodwill	9,10,11,12	—	7,064
Interest and dividends income	27	(442)	(478)
Interest expense	27	600	477
Share of (profit) loss of equity-method investees		(508)	329
Loss on disposal of property, plant and equipment	26	1,433	2,669
Gain on bargain purchase	4, 26	—	(7,931)
(Increase) decrease in trade and other receivables		(245)	(2,097)
(Increase) decrease in inventories		197	(1,980)
(Increase) decrease in other assets		(1,226)	136
Increase (decrease) in trade and other payables		622	2,294
Increase (decrease) in defined benefit liabilities		(2,615)	25
Increase (decrease) in other liabilities		1,166	2,092
Other		(585)	40

Cash provided by operating activities		40,035	48,017
Interest and dividends received		440	437
Interest paid		(564)	(416)
Income taxes paid		(3,627)	(3,717)
Income taxes refund		175	202

Net cash provided by operating activities		36,459	44,523
Cash flows from investing activities
Acquisition of property, plant and equipment		(29,494)	(23,172)
Proceeds from disposal of property, plant and equipment		1,478	864
Acquisition of subsidiaries, net of cash acquired	4	—	(7,190)
Purchase of other financial assets		(5,438)	(720)
Proceeds from sales of other financial assets		16,476	1,493
Other		(213)	(236)

Net cash used in investing activities		(17,191)	(28,961)
Cash flows of financing activities
Repayment of long-term borrowings		(2,528)	(2,518)
Proceeds from issuance of corporate bonds		—	29,867
Redemption of corporate bonds		(30,000)	—
Cash dividends paid		(4,475)	(4,475)
Cash dividends paid to non-controlling interests		(35)	(35)
Purchases of treasury shares		(3)	(6)
Other		(535)	(551)

Net cash (used in) provided by financing activities		(37,576)	22,282
Effect of movements in exchange rates on cash and cash equivalents		16	1
Net increase (decrease) in cash and cash equivalents		(18,292)	37,845
Cash and cash equivalents at the beginning of year		60,275	41,983

Cash and cash equivalents at the end of year	6	41,983	79,828

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Coca-Cola West Co., Ltd. (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. The Company and its subsidiaries (collectively the “Group”) engages in the purchases and sales, manufacturing, bottling, packaging, distribution and marketing in Japan of soft drinks, such as carbonated beverages, coffee, blended tea and natural water, including those sold under The Coca-Cola Company branding. In addition, the Group engages in the development, manufacturing and sales of various healthcare products. The Company subsequently integrated with five other bottlers beginning in 1999. The Group currently serves 22 prefectures in Japan across the regions of Kinki, Chugoku, Shikoku, and Kyushu, covering a population of approximately 45 million.

The Group’s consolidated financial statements were authorized for issuance by Representative Director & President Tamio Yoshimatsu and Director, Senior Corporate Officer, Senior General Manager of Planning & Finance Division Yasunori Koga on October 31, 2016 and subsequent events had been considered through that date (see Note 37 “Events occurring after the reporting period”).

2.	Basis of preparation of the financial statements

(1)	Applicable financial reporting framework

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the first time, for the year ended December 31, 2015 with a date of transition (“date of transition”) to IFRS of January 1, 2014. The effects of transition to IFRS on the financial position as of the date of transition and December 31, 2015, and effects on the results of operations and cash flows for the year ended December 31, 2015 are described in Note 38 “First-time adoption of IFRS.”

(2)	Functional currency and presentation currency

The consolidated financial statements are presented in the Japanese yen (“JPY”), which is the functional currency of the Company. All amounts have been rounded to the nearest million, unless otherwise indicated.

(3)	Significant accounting judgments, estimates and assumptions

In preparing these consolidated financial statements under IFRS, management has made certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on the best information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates that may occur in the future would be reflected prospectively from that time, and the effect of the change would be recognized in the consolidated statements of profit or loss and comprehensive income for the period in which the estimates are revised and in any future periods.

(4)	Assumptions and estimation uncertainties

Information about assumptions and estimates that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

(a)	Useful lives of property, plant and equipment, intangible assets and investment property.

Property, plant and equipment, and investment property are depreciated over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. The depreciation charge for the period may increase and the estimated useful lives may become shorter if property, plant and equipment and investment property become obsolete or its original intended use are changed. The useful lives of property, plant and equipment, and investment property are described in Notes 3 (7) “Property, plant and equipment” and 3 (10) “Investment property.”

Intangible assets with finite useful lives are amortized over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. There is a risk that amortization expenses for the reporting period may increase as a result of the change in estimated useful lives due to certain external factors such as changes in the business environment. The useful lives of intangible assets are described in Note 3 (9) “Intangible assets”.

(b)	Impairment testing of non-financial assets including property, plant and equipment, and goodwill and intangible assets

Calculations of recoverable amounts used in impairment tests are based on assumptions such as future cash flows, discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in future economic conditions, which may have a material impact on the consolidated financial statements in future periods. Details of determination of cash-generating units (“CGU”s) and recoverable amounts are described in Notes 3 (8) “Goodwill” and 3 (12) “Impairment of property, plant and equipment, intangible assets, investment property and leased assets”.

(c)	Provisions

The Group recognizes a provision for asset retirement obligations, in the consolidated statements of financial position. The provision is recognized based on the best estimates of expenditures required to settle the obligation. Expenditures required to settle the obligations are calculated by taking into consideration various factors that may affect future results, which may be affected by unexpected events or changes in underlying circumstances. The accounting policy and amount of provisions recorded are described in Notes 3 (15) “Provisions and contingencies” and 16 “Provisions”, respectively.

(d)	Recoverability of deferred tax assets

In recognizing deferred tax assets, the Group estimates the timing and amount of future taxable income based on the Company’s business plan. Such estimates may be affected by future results of operations of the Company

The recoverability of deferred tax assets is more fully described in Notes 3 (17) “Income taxes” and 28 “Income taxes”.

(e)	Measurement of defined benefit obligations.

The Group has various retirement benefits plans including defined benefit plans. The present value of defined benefit obligations of each of these plans and the service costs are calculated based on actuarial assumptions, which require estimates and judgments on variables, such as discount rates, rates of salary increase and inflation rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on the best estimates and judgments made by management. However, there is possibility that these assumptions may be affected by changes in uncertain future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods.

The actuarial assumptions for measurement of defined benefit obligations are more fully described in Note 18 “Defined benefit liabilities”.

(f)	Measurement of financial assets without quoted prices in active markets

The Group has used valuation techniques that incorporate unobservable inputs in the market when assessing the fair value of certain financial instruments. Unobservable inputs may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements in future periods.

Valuation of financial assets is more fully described in Note 31 “Fair value measurement”.

(g)	Business combination

The Group accounts for business combinations under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. The allocation of the purchase price to the fair value of acquired assets and assumed liabilities involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates as of the date of acquisition. Where appropriate, the Group consults with external advisors to assist with the determination of fair value. For non-observable market values, fair value has been determined using accepted valuation principles.

(5)	Accounting standards issued but not yet adopted

At the date of authorization for issue of these consolidated financial statements, the following standards, have been issued by the IASB but were not yet adopted or had not been early adopted by the Group:

New or amended standards, amendments and interpretations	Summary of the requirements	Mandatory application for annual periods beginning on or after:
IFRS 16 Leases (issued in January 2016)	New standard for leases, replacing IAS 17, requires all leases to be shown on the statements of financial position as if they were financed purchases. The new standard sets out the principles for the recognition, measurement, presentation and disclosures of leases.	January 1, 2019

IFRS 9 Financial Instruments (issued in July 2014)	Replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement, includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements, and carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.	January 1, 2018

New or amended standards, amendments and interpretations	Summary of the requirements	Mandatory application for annual periods beginning on or after:
IFRS 15 Revenue from Contracts with Customers (issued in May 2014)	Establishes a comprehensive framework for determining whether, how much and when revenue is recognized and replaces exiting revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.	January 1, 2018

The Group is currently assessing the potential impact on its consolidated financial statements resulting from the application of IFRS16, IFRS 9 and IFRS 15.

3.	Significant accounting policies

The significant accounting policies and measurement bases used by the Group in preparing these consolidated financial statements are as follows. These policies have been consistently applied to all the reporting periods presented.

(1)	Basis of consolidation

(a)	Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group. Control is achieved when the Group has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of the subsidiaries are consolidated into the consolidated financial statements of the Group from the date when the Group obtains control over a subsidiary until the date the Group loses control of the subsidiary.

The share of non-controlling interests in the profit or loss and equity of subsidiaries are presented in “Net profit for the year attributable to non-controlling interests” in the consolidated statements of profit or loss and “Non-controlling interests” in the equity section of the consolidated statements of financial position.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

A transaction related to non-controlling interests that does not result in loss of control are accounted for by the Group as an equity transaction. The difference between fair value of any consideration transferred or received and the proportion acquired or lost in the carrying amount of the subsidiary’s net assets is recorded in equity.

When the Group ceases to have control over a subsidiary, any retained interest in the entity is remeasured to its fair value on the date when control is lost, with the change in the carrying amount recognized in profit or loss in its entirety.

(b)	Investments in associates accounted for using the equity method

Associates are entities over which the Group has significant influence, but not control. This influence is generally evidenced by a fact that the entity directly or indirectly holds 20% to 50% of the investee’s voting rights.

In the consolidated financial statements, investments in associates are accounted for using the equity method. Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds original investment amount, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Impairment loss in respect of an equity-method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(2)	Business combinations

Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which the Group obtains control of the acquiree. The consideration transferred is determined at the acquisition date as the sum of the fair value of assets transferred, liabilities incurred or assumed and the equity interests issued by the Group in exchange for control of the acquiree.

Other acquisition costs, such as finder’s fees, legal, due-diligence and other professional fees, do not form part of the consideration of the business combinations and are expensed as incurred in the consolidated statements of profit or loss.

Non-controlling interests are measured as the non-controlling shareholders’ proportionate share of the acquiree’s identifiable net assets. For each acquisition, the Group recognizes acquiree’s non-controlling interests either at fair value or as the non-controlling interest’s proportionate share of the amount recognized for acquiree’s identifiable net assets. Where the aggregate amount of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree exceeds the fair value of the identifiable net assets acquired, such excess is recorded as goodwill. Where the aggregate amount of consideration transferred, and the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is less than the fair value of the identifiable net asset acquired, such difference is recognized directly in profit or loss as a bargain purchase gain.

(3)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of the Group at the exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Group companies at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency of the Group at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(4)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments. The board of directors of the Company has been identified by the Group as the chief operating decision-maker.

(5)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(6)	Inventories

Inventories are valued at the lower of cost and net realizable value. Trade discounts, rebates or other similar items, and interest incorporated into the nominal amount are deducted from the cost. The costs include the costs of direct materials and any direct labor and manufacturing overheads. Net realizable value represents the estimated selling price less the estimated costs necessary to make the sale and the costs incurred in marketing, sale and distribution.

The Group generally uses the weighted average cost method to calculate the cost of its inventories. The Group records valuation allowance on inventories and recognizes the amount as an expense in the consolidated statements of profit or loss when net realizable value is below cost.

(7)	Property, plant and equipment

Property, plant and equipment is measured initially at cost and subsequently carried at the amount net of any accumulated depreciation and any accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve the items which increase productivity, capacity or efficiency, or extend the useful lives of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to expense as incurred.

The depreciable amount is the cost of the asset less the respective estimated residual values. The Group depreciates its property, plant and equipment primarily using the straight-line method over the estimated useful lives, as follows:

The Group does not depreciate its land and construction in progress.

Years of estimated useful lives
Buildings and Structures	3 - 60
Machinery, Equipment and Vehicles	4 - 20
Vending machines	9

The depreciation methods and estimated useful lives are reviewed at the end of each reporting period, and any necessary changes are applied prospectively as a change in accounting estimate.

Gains or losses arising from the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and its sales proceeds and are recognized in “Other income” or “Other expense” in the consolidated statements of profit or loss.

(8)	Goodwill

Goodwill or gain on bargain purchase arising from a business combination is calculated as the difference between the aggregate of the acquisition date fair value of the recognized assets acquired and liabilities assumed and the cost of the business combination.

Goodwill is not amortized and is subsequently measured at cost less any impairment losses. It is tested for impairment annually and if events or changes in circumstances indicate a potential impairment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each CGU or group of CGUs, which is expected to benefit from the synergies of the combination. CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the impairment test shows that the recoverable amount of the CGU is less than its carrying amount, the impairment loss is recognized for the difference, which is allocated first to reduce the carrying amount of any goodwill allocated to the CGU or group of CGUs, and then to the other assets of the CGU or group of CGUs pro rata on the basis of the carrying amount of each asset within the CGU or group of CGUs. Any impairment loss for goodwill is recognized in profit or loss and is not reversed in subsequent periods.

(9)	Intangible assets

Intangible assets are measured initially at cost of acquisition or development. After initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets acquired separately are measured at cost at initial recognition. Intangible assets acquired in a business combination are recognized separately from goodwill and are measured at fair value at the acquisition date when such assets meet the definition of intangible asset and are identifiable, and their fair values can be measured reliably.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Estimated useful lives of major components of intangible assets are as follows:

Years of estimated useful lives
Software	5
Vending location rights	1 - 5

The amortization methods, estimated useful lives and residual values are reviewed at the end of each reporting period, and if there are any changes necessary, those changes are applied prospectively as a change in accounting estimate.

(10)	Investment property

The Group owns a number of commercial properties, which are held for earning rental income, rather than for use in the ordinary course of business. The Group classifies such properties as investment property.

Investment property is initially measured at acquisition cost and subsequently stated at cost less accumulated depreciation and accumulated impairment losses.

The Group depreciates its investment property using the straight-line method over the estimated useful lives ranging from 6 to 50 years. Any gain or loss on disposal of investment property, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

(11)	Leases

Leases are classified as finance leases when the conditions of the lease agreement indicate that substantially all the risks and rewards incidental to ownership of the asset are transferred. All other leases are classified as operating leases.

(a)	Finance leases

For finance leases in which the Group acts as lessee, the Group recognizes the cost of the leased assets in the consolidated statements of financial position and, simultaneously, a liability for the same amount. This amount is the lower of the fair value of the leased asset and the present value of the minimum lease payments agreed, including any purchase option, when it is reasonably certain that this will be exercised.

The assets under finance lease are depreciated on the same basis as other items of property, plant and equipment.

(b)	Operating leases

Costs of operating leases are recognized on a straight-line basis over the respective lease terms in the consolidated statements of profit or loss.

(12)	Impairment of property, plant and equipment, intangible assets, investment property and leased assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes impairment losses when its carrying amount exceeds its recoverable amount.

The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the CGU to which the asset belongs is estimated.

When the carrying amount of an asset or a CGU exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for a CGU is allocated to the assets on the basis of the relative carrying amount of each asset in the unit.

The Group determines at the end of each reporting period whether there is any indication that an impairment loss recognized in prior years has decreased or extinguished. An impairment loss is reversed when there is an indication that there has been a change in the estimates used to determine an asset’s recoverable amount. When an impairment loss recognized is reversed, carrying amount of the asset or CGU is increased to its updated estimated recoverable amount. A reversal of an impairment loss is recognized, to the extent the increased carrying amount does not exceed the lower of the recoverable amount or the carrying amount (net of depreciation and amortization) that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized as “other income”.

(13)	Financial instruments

(a)	Financial assets and financial liabilities - Recognition and derecognition

The Group initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date when the entity becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither retains substantially all of the risks and rewards of ownership or retain control over the asset. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and financial liabilities are offset and the net amount presented in the statements of consolidated financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(b)	Financial assets classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

Each type of financial assets are described as follows:

(i)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and related changes, including any interest or dividend income are recognized in profit or loss.

(ii)	Held-to-maturity investments

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at amortized cost using the effective interest method.

(iii)	Loans and receivables

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at fair value and related changes, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in other reserves. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(c)	Financial liability classification and measurement

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(d)	Impairment

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;

•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	Indications that a debtor or issuer will enter bankruptcy;

•	Adverse changes in the payment status of borrowers or issuers;

•	The disappearance of an active market for a security because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

(i)	Financial assets measured at amortized cost

For loans and receivables, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in profit or loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be distinguished objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in profit or loss.

(ii)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in other reserves to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

(14)	Borrowings and bonds payable

Borrowings and bonds payable are initially recognized at fair value, net of transaction costs incurred, and measured subsequently at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption amount is recognized in profit or loss over the period of the borrowings and bonds payable using the effective interest method. Fees paid on the financing of debt facilities are recognized as transaction costs of the debt to the extent that it is probable that some or all of the facility will be drawn down.

(15)	Provisions and contingencies

The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, unless the possibility of an outflow in settlement is considered to be remote.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from the discounting of the provision are recognized as a finance expense when accrued.

(16)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b)	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided.

(c)	Defined benefit plans

The Group’s net obligation related to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method.

Remeasurements of defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense on defined benefit liabilities for the period by applying discount rate used to measure the defined benefit obligations at the beginning of the annual period to the then defined benefit liabilities, taking into account any changes in defined benefit liabilities during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses arising from the defined benefit plan are recognized immediately in other comprehensive income and directly reclassified to retained earnings from accumulated other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(17)	Income taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except for the taxes arising from business combinations and transactions which are recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax comprises the expected taxes payable or receivable on the taxable income or loss for the year and any adjustment to the taxes payable or receivable in respect of the previous years. The amount of current taxes payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any taxes arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Temporary differences related to investments in subsidiaries and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Future taxable profits are estimated based on business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(18)	Equity

(a)	Ordinary shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any related taxes.

(b)	Repurchase and sale of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity and presented as “Treasury shares.” When treasury shares are sold subsequently, the consideration received is recognized as an increase in equity and the difference between the consideration received and the carrying amount is recognized in “Capital surplus.”

(19)	Dividend

For the purpose of the consolidated financial statements, dividends to shareholders of the Company are recognized as a liability for the period in which the dividends are approved by the shareholders of the Company.

(20)	Recognition of sales

Sales are recognized when the significant risks and rewards associated with the ownership of such goods are transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing managerial involvement with the goods, and the amount of sales can be measured reliably.

Sales is measured at fair value of the consideration received or receivable, net of returned goods, discounts and rebates.

4.	Business combination

On May 18, 2015, the Company acquired 100 % of the shares and voting interests in Shikoku Coca-Cola Bottling Co., Ltd. (herein after referred to as “Shikoku CCBC”), a company domiciled in Japan. As a result, the Company obtained control of Shikoku CCBC and its three subsidiaries. Shikoku CCBC manufactures and sells food and beverages. The business combination was consummated in order to maximize the efficiency of the bottling business.

The Company incurred acquisition-related costs totaling 208 million yen on financial advisory, legal and other professional fees. These costs are included in selling, general and administrative expenses.

The fair value of the consideration, assets acquired and liabilities assumed as of the acquisition date, and gain on bargain purchase were as follows:

(Millions of yen)
Amounts
Consideration transferred (paid in cash)	9,760
Cash and cash equivalents held by the acquiree at acquisition date	(2,570)

Consideration for the acquisition, net of cash acquired	7,190

(Millions of yen)
Amounts
Current assets
Cash and cash equivalents	2,570
Trade and other receivables	3,200
Inventories	4,474
Other	414
Non-current assets
Property, plant and equipment	12,908
Intangible assets	838
Other	2,314

Total assets	26,718

Current liabilities	(8,089)
Non-current liabilities	(933)

Total liabilities	(9,022)

Total identifiable net assets acquired	17,696

(Millions of yen)
Amounts
Consideration transferred (paid in cash)	9,760
Total identifiable net assets acquired	(17,696)
Non-controlling interests	5

Gain on bargain purchase	(7,931)

The fair value of the identifiable assets and liabilities assumed measured at the acquisition date exceeds the consideration transferred. The excess is immediately recognized as gain on bargain purchase in “Other income”. The gain on bargain purchase is not currently taxable. The Company believes the gain on bargain purchase resulted mainly because Shikoku CCBC was not able to utilize its property, plant and equipment effectively.

Financial results of Shikoku CCBC and its subsidiaries subsequent to the acquisition date included in the consolidated financial statement of profit or loss for the year ended December 31, 2015 are as follows:

(Millions of yen)
For the year ended December 31, 2015
Net sales	23,866
Net profit for the year	3,328

The pro forma information (unaudited) of the consolidated financial results of the Group assuming that the acquisition of Shikoku CCBC and its subsidiaries had been completed at the beginning of the year ended December 31, 2015 is as follows:

(Millions of yen)
For the year ended December 31, 2015
Net sales	440,395
Net profit for the year	9,917

5.	Segment information

(1)	Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing performance. The Group has identified the following operating segments. No operating segments have been aggregated to form reportable segments

Reportable segments	Operations
Soft drink	Purchasing, selling, manufacturing, bottling, packaging, distributing and marketing of carbonated beverages such as Coca-Cola, coffee beverages, tea beverages and mineral water in Japan, and vending machine related business

Healthcare and skincare	Cultivation of kale and manufacturing of healthcare products such as Kale Aojiru series. Manufacturing and sales of food products for specified health use and skincare products. This segment is operated by the Group’s wholly-owned subsidiary Q’sai Co., Ltd. and its four subsidiaries.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under generally accepted accounting principles in Japan (“Japanese GAAP”) as such information is most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The reconciliation of Japanese GAAP figures to IFRS reportable segments for the years ended December 31, 2014 and December 31, 2015 are as follows:

For the year ended December 31, 2014

	Reportable segments			(Millions of yen)
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net sales	390,620	33,787	424,407	(10,177)	414,230
Segment profit	8,102	2,906	11,008	(1,233)	9,775
Reconciling items
Finance income					942
Finance expense					(674)

Profit for the year before income tax under IFRS					10,043

Other items
- Depreciation and amortization	22,506	437	22,943	8,652	31,595
- Income tax expense	(2,621)	(1,274)	(3,895)	152	(3,743)
- Capital expenditure	22,055	728	22,783	8,540	31,323

For the year ended December 31, 2015

	Reportable segments			(Millions of yen)
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net sales	407,636	32,840	440,476	(11,187)	429,289
Segment profit	11,210	3,052	14,262	(440)	13,822
Reconciling items
Finance income					587
Finance expense					(692)

Profit for the year before income tax under IFRS					13,717

Other items
- Depreciation and amortization	23,621	427	24,048	7,612	31,660
- Impairment losses on non-financial assets	65	5,126	5,191	1,873	7,064
- Income tax expense	(3,247)	(1,993)	(5,240)	1,240	(4,000)
- Capital expenditure	15,768	413	16,181	7,262	23,443

(2)	Information by products and services

Segment net sales information for the Group’s products and service for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Soft drink	381,088	397,226
Healthcare and skincare	33,142	32,063

Total	414,230	429,289

(3)	Geographic information

Substantially all of the Group’s operations are conducted within Japan.

(4)	Major customer

There is no customer to which sales excess 10% of the Group’s total revenue.

6.	Cash and cash equivalents

The components of cash and cash equivalents as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Cash	40,124	41,841	44,685
Term deposits with original maturities of three months or less	142	142	5,142
Short-term investments which are readily convertible into known amount of cash	20,009	—	30,001

Total	60,275	41,983	79,828

The Group had no restricted cash and cash equivalents as of January 1, 2014, December 31, 2014 and December 31, 2015.

7.	Trade and other receivables

The components of trade and other receivables as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current:
Trade receivables	26,559	27,583	29,767
Other receivables	9,686	8,914	8,824
Allowance for doubtful accounts	(51)	(58)	(55)

Total	36,194	36,439	38,536

8.	Inventories

The components of inventories as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Raw materials	1,064	1,057	1,195
Work in progress	568	549	602
Merchandise and finished goods	27,157	26,880	28,690
Other	983	1,089	1,068

Total	29,772	29,575	31,555

The amounts of inventories recognized as expense and included in cost of sales were 228,298 million yen and 234,967 million yen for the years ended December 31, 2014 and December 31, 2015, respectively.

9.	Property, plant and equipment

A rollforward of the carrying amounts of property, plant and equipment for the years ended December 31, 2014 and December 31, 2015 is as follows:

Acquisition cost

	(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
Balance as of January 1, 2014	55,452	106,760	130,971	136,285	15	429,483
Additions	—	895	6,362	12,535	13	19,805
Disposal and sale	(306)	(986)	(7,212)	(11,104)	—	(19,608)
Transfer from construction in progress	—	—	15	—	(15)	—

Balance as of December 31, 2014	55,146	106,669	130,136	137,716	13	429,680
Additions	—	652	4,156	11,283	55	16,146
Additions acquired through business combination	4,336	2,560	2,158	3,679	175	12,908
Disposal and sales	(87)	(442)	(7,769)	(17,821)	(5)	(26,124)
Transfer from construction in progress	—	—	7	162	(169)	—
Reclassification	202	(88)	—	—	—	114

Balance as of December 31, 2015	59,597	109,351	128,688	135,019	69	432,724

Accumulated depreciation and impairment losses

(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
Balance as of January 1, 2014	—	(61,251)	(90,037)	(89,171)	—	(240,459)
Depreciation	—	(3,171)	(8,144)	(10,962)	—	(22,277)
Disposal and sales	—	717	6,496	10,055	—	17,268

Balance as of December 31, 2014	—	(63,705)	(91,685)	(90,078)	—	(245,468)
Depreciation	—	(3,103)	(8,303)	(10,572)	—	(21,978)
Impairment loss	(22)	(2)	—	—	—	(24)
Disposal and sales	—	367	7,190	16,668	—	24,225
Reclassification	—	40	—	—	—	40

Balance as of December 31, 2015	(22)	(66,403)	(92,798)	(83,982)	—	(243,205)

Carrying amounts

	(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
As of January 1, 2014	55,452	45,509	40,934	47,114	15	189,024
As of December 31, 2014	55,146	42,964	38,451	47,638	13	184,212
As of December 31, 2015	59,575	42,948	35,890	51,037	69	189,519

Depreciation expenses of 7,623 million yen and 14,654 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2014 and depreciation expenses of 8,089 million yen and 13,889 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2015.

The amount of assets pledged as collateral for interest-bearing debt or others is described in Note 17 “Borrowings and bonds payable”.

10.	Goodwill and intangible assets

A rollforward of the carrying amounts of goodwill and intangible assets for the years ended December 31, 2014 and December 31, 2015 is as follows:

Cost

	(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of January 1, 2014	42,189	19,332	15,561	77,082
Additions	—	3,413	8,098	11,511
Disposal and sales	—	(6,277)	(7,886)	(14,163)

Balance as of December 31, 2014	42,189	16,468	15,773	74,430
Additions	—	761	6,533	7,294
Additions acquired through business combination	—	838	—	838
Disposal and sales	—	(3,562)	(6,612)	(10,174)

Balance as of December 31, 2015	42,189	14,505	15,694	72,388

Accumulated amortization and impairment losses

	(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of January 1, 2014	—	(12,281)	(7,978)	(20,259)
Amortization	—	(2,267)	(6,980)	(9,247)
Disposal and sales	—	6,194	7,717	13,911

Balance as of December 31, 2014	—	(8,354)	(7,241)	(15,595)
Amortization	—	(2,515)	(7,099)	(9,614)
Impairment loss	(6,992)	—	—	(6,992)
Disposal and sales	—	2,846	6,345	9,191

Balance as of December 31, 2015	(6,992)	(8,023)	(7,995)	(23,010)

Carrying Amounts

	(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of January 1, 2014	42,189	7,051	7,583	56,823
Balance as of December 31, 2014	42,189	8,114	8,532	58,835
Balance as of December 31, 2015	35,197	6,482	7,699	49,378

Amortization expenses of 32 million yen and 9,215 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2014 and amortization expenses of 109 million yen and 9,505 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2015.

11.	Impairment of goodwill

(1)	Impairment loss

For the year ended December 31, 2015, the Group recognized an impairment loss of 6,992 million yen on the goodwill, arising from the acquisition of Q’sai Co., Ltd., a consolidated subsidiary of the Group. The impairment loss was recognized because the profit that the Company had projected, at the time of the acquisition, that Q’sai would earn was determined unlikely to be realized.

(2)	Impairment testing for CGUs containing goodwill

Goodwill acquired as part of a business combination is allocated to CGUs that are expected to benefit from the synergies arising from the business combination. Amounts of goodwill allocated to CGUs as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

				(Millions of yen)
Reportable segments	CGUs	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Soft drink	Soft drink	689	689	689
Healthcare and skincare	Health food	27,021	27,021	27,021
Healthcare and skincare	Dietary supplement	14,479	14,479	7,487

Total		42,189	42,189	35,197

The recoverable amount of a CGU to which goodwill has been allocated is calculated based on its value in use. Value in use is mainly estimated by discounting the estimated cash flows in the next three years to its present value. The estimated cash flows are based on the financial budget approved by management, which reflects past experience and external information. Certain growth rate of net profit used for the estimated cash flows after the three year period is determined by considering the long-term average growth rate of the market.

Certain key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to these key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

The pre-tax discount rates and growth rates, which are used to calculate the value in use of CGUs to which goodwill is allocated, as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

CGUs	Key assumptions	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Health food	Discount rate (*1)	10.7%	10.3%	10.9%
	Growth rate (*2)	2.0%	2.0%	1.5%
Dietary supplement	Discount rate (*1)	11.0%	11.8%	14.1%
	Growth rate (*2)	2.0%	2.0%	0.0%

(*1)	The discount rate was a pre-tax measure based on the rate of 10-year government bonds issued by the Japanese government in the relevant market and in the same currency as the cash flows (Japanese yen), adjusted for a risk premium to reflect both the increased risk of investing in equity generally and the systematic risk of the specific CGU.
(*2)	The Group estimates the cash flows by using growth rates based on the market and business growth rate. The growth rate based on the market was determined based on the long-term growth rate, consistent with the assumptions that a market participant would make.

As a result of the impairment test, an impairment loss of 6,992 million yen was recognized for the Group’s dietary supplement CGU as of December 31, 2015. Impairment loss was recognized because the dietary supplement CGU has not been able to achieve the initial growth prospects as expected by the Group at the date of acquisition due to declining sales. In addition, the Group has ceased in 2016 selling certain products as a qualified dietary supplement for specified health use based on the results of the Group’s self-assessment, which indicated that the essential ingredients were not sufficient to meet the criteria for specified health use. Considering the circumstances, the Group reconsidered the future net cash flows generated by the CGU and revised the expected growth rate used for calculating the future net cash flows to 0.0% for impairment testing as of December 31, 2015. The discount rate was also changed to 14.1%. The impairment loss was fully allocated to goodwill and included in “Other expense”.

(3)	Sensitivity analysis

No impairment losses were recognized for the CGUs other than the dietary supplement CGU for the years ended December 31, 2014 and December 31, 2015.

The estimated recoverable amount of the CGU exceeded its carrying amount by the following amounts as of January 1, 2014, December 31, 2014 and December 31, 2015:

			(Millions of yen)
CGU	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Dietary supplement	7,948	1,321	—

Management has identified that a reasonably possible change in key assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the percentage point by which the assumptions must change in isolation in order for the estimated recoverable amount to be equal to its carrying amount as of January 1, 2014, December 31, 2014 and December 31, 2015.

CGU	Key assumptions	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Dietary supplement	Discount rate	15.9%	12.8%	—
	Growth rate	-4.0%	0.8%	—

Goodwill has a risk of impairment when major assumptions used for impairment test change. However, the Group has concluded that no reasonable possible changes in key assumptions would cause the recoverable amount of the health food CGUs to be less than the carrying value.

12.	Investment property

A rollforward of the carrying amount of investment property for the years ended December 31, 2014 and December 31, 2015 is as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Balance as of beginning of year	6,261	5,431
Additions	7	3
Depreciation	(71)	(68)
Impairment loss	—	(48)
Disposal and sales	(766)	(156)
Reclassification	—	(154)

Balance as of end of year	5,431	5,008

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Balance as of beginning of year
Acquisition costs	11,414	8,246
Accumulated depreciation and impairment losses	(5,153)	(2,815)

Total	6,261	5,431

Balance as of end of year
Acquisition costs	8,246	8,086
Accumulated depreciation and impairment losses	(2,815)	(3,078)

Total	5,431	5,008

The carrying amount and fair value of investment property as of January 1, 2014, December 31, 2014 and December 31, 2015, are as follows:

	(Millions of yen)
	As of January 1, 2014		As of December 31, 2014		As of December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Investment property	6,261	8,367	5,431	7,959	5,008	7,600

The fair value of investment property is mainly based on real estate appraisal value. The valuation is based on observable transaction prices of similar properties.

The fair value of investment property is categorized within Level 3 of the fair value hierarchy based on the nature of inputs to the valuation technique used.

Profit or loss from investment property for the years ended December 31, 2014 and December 31, 2015 is summarized as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Rental income from investment property	554	540
Expenses related to investment property	(240)	(206)

Profit	314	334

Rental income from investment property is included in “Net sales” and “Other income”. Expenses related to investment property (depreciation expenses, repair expenses, insurance fees and taxes) correspond to rental income from such investment property and are included in “Cost of sales” and “Other expense”.

13.	Other financial assets

The components of other financial assets as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current:
Held-to-maturity corporate debt securities	4,624	100	—
Term deposits with original maturities of over three months	5,365	166	128
Certificates of deposit with original maturities of over three months	500	—	—
Current portion of long-term loan receivables	619	848	949

Sub-total	11,108	1,114	1,077

Non-current:
Held-to-maturity corporate debt securities	100	5	5
Available-for-sale equity securities	18,298	19,620	23,178
Long-term loan receivables	2,665	2,534	2,309
Other	1,797	1,776	1,734
Allowance for doubtful accounts	(246)	(244)	(265)

Sub-total	22,614	23,691	26,961

Total	33,722	24,805	28,038

14.	Other assets

The components of other assets as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current:
Prepaid expenses	1,097	1,373	1,301
Income taxes receivable	166	191	724
Consumption taxes receivable	5	403	217
Other	198	145	109

Sub-total	1,466	2,112	2,351

Non-current:
Long-term prepaid expenses	218	798	423

Sub-total	218	798	423

Total	1,684	2,910	2,774

15.	Trade and other payables

The components of trade and other payables as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Trade payables	16,279	18,189	19,532
Accounts payable - other	17,625	20,651	21,137
Accrued expenses	7,431	3,117	3,582

Total	41,335	41,957	44,251

16.	Provisions

The Group recognizes a provision for asset retirement obligations to settle the obligation of restoring and of removing hazardous substances from plant facilities and premises that the Group uses. The probable amount to be paid in the future is estimated and recognized based on past experience. These expenses are expected to be paid in the future. As such, these amounts may be affected by future business plans of the Group.

The movements of provisions for asset retirement obligations for the years ended December 31, 2014 and December 31, 2015 are summarized as follows:

(Millions of yen)
Amounts
Balance as of January 1, 2014	988
Provisions made during the year	6
Provisions used during the year	(60)
Interest cost accrued on discounted value	70

Balance as of December 31, 2014	1,004
Assumed in business combination	27
Provisions made during the year	7
Provisions used during the year	(10)
Interest cost accrued on discounted value	8

Balance as of December 31, 2015	1,036

The amounts related to the provisions recognized in the consolidated statements of financial position as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current liabilities:
Other current liabilities	4	9	6
Non-current liabilities:
Provisions	984	995	1,030

Total	988	1,004	1,036

17.	Borrowings and bonds payable

The components of borrowings and bonds payable as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015	Average interest rate (%)	Maturity
Current
Short-term borrowings	—	50	—
Current portion of long-term borrowings	2,518	2,518	2,518	0.72%
Current portion of corporate bonds	30,000	—	—

Total	32,518	2,568	2,518

Non-current
Long-term borrowings	5,238	2,720	202	0.58%	March 2017 ~ March 2028
Corporate bonds	19,843	19,869	49,772	0.91%	December 2019 ~ June 2022

Total	25,081	22,589	49,974

Average interest rate represents the weighted average interest rate to the balance as of December 31, 2015, and maturity represents the maturity of the outstanding balance as of December 31, 2015.

A summary of the key terms of the corporate bonds is as follows:

	(Millions of yen)
Name of bond	Date of issuance	Balance of issue amount	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015	Interest rate (%)	Due
First series of unsecured notes	December 17, 2009	30,000	30,000	—	—	0.68%	December 17, 2014
Second series of unsecured notes	December 17, 2009	20,000	19,843	19,869	19,896	1.48%	December 17, 2019
Third series of unsecured notes	June 17, 2015	30,000	—	—	29,876	0.52%	June 17, 2022

Total			49,843	19,869	49,772

Assets pledged to secure borrowings as of January 1, 2014, December 31, 2014 and December 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Property, plant and equipment (carrying amount)
Buildings and Structures	229	220	210
Machinery and Equipment	4	3	2
Land	202	202	202

Total	435	425	414

The corresponding liabilities as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current portion of long-term borrowings	18	18	18
Long-term borrowings	238	220	202

Total	256	238	220

18.	Defined benefit liabilities

The Group has defined benefit pension plans and unfunded lump-sum retirement benefit plans, which are hereinafter collectively referred to as “defined benefit plans” and defined contribution pension plans, for which the amount of benefits or contribution is calculated based on the level of position, service years, and other factors.

This corporate pension fund plan is administrated by the Group in accordance with statutory requirements. The Group is required by law to act in the best interests of the plan participants, and is responsible for managing the plan assets in accordance with the designated policies.

The Group is obligated to make contributions to the Pension Fund of an amount stipulated by the Pension Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by the laws and regulations.

On July 1, 2014 certain subsidiaries amended their defined benefit pension plans which were integrated into the Company’s defined benefit plan.

The plan amendment resulted in a reduction of the defined benefit obligation and the Group recognized 2, 359 million yen of past service cost as a credit to profit or loss.

(1)	Defined benefit plans

The changes in the defined benefit obligations and plan assets for the years ended December 31, 2014 and December 31, 2015 are summarized as follows:

(a)	Changes in defined benefit obligations

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Defined benefit obligations at beginning of year	52,691	50,203
Current service cost	1,699	1,863
Past service cost	(2,359)	—
Interest cost	723	504
Remeasurements:
Change in demographic assumptions	576	879
Change in financial assumptions	1,686	1,164
Experience adjustments	(1,019)	(2,833)
Benefit payments	(3,920)	(2,976)
Acquired in business combination	—	2,571
Other	126	—

Defined benefit obligations at end of year	50,203	51,375

The weighted average duration of the defined benefit obligations was 13 years, 14 years and 13 years as of January 1, 2014, December 31, 2014 and December 31, 2015, respectively.

(b)	Changes in plan assets

The changes in the carrying amounts of plan assets for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Plan assets at beginning of year	41,495	41,843
Interest income	616	465
Actual return on plan assets, excluding interest income	1,547	78
Employer contributions	1,862	1,533
Benefit payments	(3,677)	(2,616)
Acquired in business combination	—	2,532

Plan assets at end of year	41,843	43,835

(c)	Reconciliation of defined benefit obligations and plan assets

The amounts recognized in the consolidated statements of financial position are reconciled to the obligations and assets of defined benefit plans and unfunded lump-sum retirement benefit plans as of January 1, 2014, December 31, 2014 and December 31, 2015 as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Funded defined benefit obligations	49,874	47,406	48,722
Plan assets	(41,495)	(41,843)	(43,835)

Net deficit of funded defined benefit pension plans	8,379	5,563	4,887
Effect of asset ceiling	—	—	21

Sub total	8,379	5,563	4,908
Unfunded defined benefit obligations	2,817	2,797	2,653

Defined benefit liabilities recognized in the statements of financial position	11,196	8,360	7,561

(d)	Major categories of plan assets

The Group’s investment policies for pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in pooled funds, which consist of well-diversified Japanese and foreign individual equity and debt securities, using target asset allocations, consistent with accepted tolerance for risks. The Group sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the investment environment of plan assets.

Major categories of plan assets as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014			As of December 31, 2014			As of December 31, 2015
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Pooled funds- Equity instruments
Domestic companies	—	2,547	2,547	—	2,496	2,496	—	2,783	2,783
Foreign companies	—	3,307	3,307	—	3,700	3,700	—	3,361	3,361
Pooled funds- Debt instruments
Domestic bonds	—	7,744	7,744	—	8,298	8,298	—	9,319	9,319
Foreign bonds	—	2,326	2,326	—	2,095	2,095	—	2,155	2,155
Group annuity insurance
General accounts	—	14,236	14,236	—	12,154	12,154	—	12,164	12,164
Investment funds	—	11,233	11,233		12,924	12,924	—	13,665	13,665
Other	—	102	102		176	176	—	388	388

Total		41,495	41,495		41,843	41,843	—	43,835	43,835

The estimated contributions to plan assets in the year ending December 31, 2016 are 1,535 million yen.

The significant actuarial assumptions as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(%)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Discount rate	1.5	1.0	1.0
Rate of salary increase	1.9	2.4	2.4

(e)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts as of January 1, 2014, December 31, 2014 and December 31, 2015 shown below.

	(Millions of yen)
	As of January 1, 2014		As of December 31, 2014		As of December 31, 2015
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate
0.5% decrease	3,850		3,344		3,272
0.5% increase		3,057		3,014		2,967

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. This sensitivity analysis shows changes in defined benefit obligations as of January 1, 2014, December 31, 2014 and December 31, 2015, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

(2)	Defined contribution pension plans

The amounts of contributions paid or payable by the Group to the defined contribution plans were 266 million yen and 226 million yen for the years ended December 31, 2014 and December 31, 2015, respectively.

19.	Other financial liabilities

The components of other financial liabilities as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current:
Lease obligations	525	346	370

Sub-total	525	346	370

Non-current:
Lease obligations	381	934	789
Long-term accounts payable	80	78	264
Other	279	277	220

Sub-total	740	1,289	1,273

Total	1,265	1,635	1,643

20.	Other liabilities

The components of other liabilities as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Current:
Paid leave	2,380	2,752	3,066
Consumption tax payable	1,085	2,217	2,729
Accrued commission	3,038	2,705	3,377
Deferred revenue	1,078	1,279	1,650
Provisions	4	9	6
Other	364	460	407

Sub-total	7,949	9,422	11,235

Non-current:
Long-term deposits received	317	353	524
Long-term paid leave	482	611	745
Deferred subsidy income	1,199	633	610
Other	151	245	242

Sub-total	2,149	1,842	2,121

Total	10,098	11,264	13,356

21.	Equity

(1)	Share capital and capital surplus

The total number of shares authorized as of January 1, 2014, December 31, 2014 and December 31, 2015 is 270,000,000 of shares. The total number of shares issued as of January 1, 2014, December 31, 2014 and December 31, 2015 is 111,125,714 shares. Shares issued by the Company are ordinary shares with no par value and have been fully paid.

Capital surplus consists of surplus that is derived from equity transactions and not recorded in share capital, and its primary component is capital reserves. The Companies Act of Japan (“the Companies Act”) provides that no less than 50% of the paid-in amount or proceeds of issuance of shares shall be incorporated in share capital, and that the remaining shall be incorporated in capital reserves. Capital reserves may be incorporated in share capital upon approval of the General Meeting of Shareholders.

(2)	Treasury shares

When the Company acquires treasury shares, the consideration paid is recognized as a deduction from equity. When the Company sells treasury shares, the consideration received is recognized as an increase in equity.

The movements in treasury shares for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Balance at the beginning of the year	4,578	4,581
Increase during the year	4	6
Decrease during the year	(1)	—

Balance at the end of the year	4,581	4,587

The number of treasury shares as of January 1, 2014, December 31, 2014 and December 31, 2015 are 1,982, 1,984 and 1,987 thousands of shares, respectively.

(3)	Retained earnings

Under the Companies Act, in cases where dividend distribution of surplus is made, the lesser of an amount equal to 10% of the dividend or the excess, if any, of 25% of share capital over the total of additional paid-in capital and legal reserve must be set aside as additional paid-in capital or legal reserve. Legal reserve is included in retained earnings in the accompanying consolidated statements of financial position. Both appropriations of legal reserve and additional paid-in capital used to eliminate or reduce a deficit generally require a resolution of the Company’s shareholders’ meeting.

(4)	Other reserves

The movements of other reserves for the years ended December 31, 2014 and December 31, 2015 are as follows:

For the year ended December 31, 2014

	(Millions of yen)
	Remeasurements of defined benefit plan	Available-for-sale financial assets	Foreign currency translation adjustments	Total
Balance as of January 1, 2014	—	5,293	—	5,293
Adjustment during the year	143	1,100	16	1,259
Transfer of other reserves to retained earnings	(143)	—	—	(143)

Balance as of December 31, 2014	—	6,393	16	6,409

Amounts presented above are net of tax.

For the year ended December 31, 2015

	(Millions of yen)
	Remeasurements of defined benefit plan	Available-for-sale financial assets	Foreign currency translation adjustments	Total
Balance as of January 1, 2015	—	6,393	16	6,409
Adjustment during the year	579	2,202	1	2,782
Transfer of other reserves to retained earnings	(579)	—	—	(579)

Balance as of December 31, 2015	—	8,595	17	8,612

Amounts presented above are net of tax.

22.	Dividends

The following dividends were declared and paid by the Company for the years ended December 31, 2014 and December 31, 2015.

For the year ended December 31, 2014

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 25, 2014 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2013	March 26, 2014
August 1, 2014 Board of directors meeting	Ordinary	2,183	20	June 30, 2014	September 1, 2014

For the year ended December 31, 2015

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 24, 2015 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2014	March 25, 2015
July 29, 2015 Board of directors meeting	Ordinary	2,183	20	June 30, 2015	September 1, 2015

Dividends payable of which record date was in the year ended December 31, 2015, effective after the period.

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend resource	Dividend per share (yen)	Dividend record date	Effective date
March 23, 2016 Shareholders’ meeting	Ordinary	2,292	Retained earnings	21	December 31, 2015	March 24, 2016

23.	Net sales

The components of net sales for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Sales of products	412,994	428,606
Revenue from services	1,236	683

Total	414,230	429,289

24.	Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Depreciation	14,725	13,957
Amortization	9,215	9,505
Sales commissions and sales promotion expenses	55,349	56,259
Compensation and employee benefit expense	52,276	57,053
Shipping and handling costs	10,211	12,069
Maintenance costs	10,325	8,628
Operating lease expenses	1,907	1,741
Research and development expenses	571	446
Other	16,351	17,840

Total	170,930	177,498

25.	Compensation and employee benefit expense

The components of compensation and employee benefit expenses for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014		For the year ended December 31, 2015
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
Salaries and wages	6,008	37,273	5,043	38,013
Welfare expense	1,044	7,716	1,134	7,973
Bonus	899	7,555	1,106	8,987
Retirement benefit expenses	195	(268)	112	2,080

Total	8,146	52,276	7,395	57,053

26.	Other income and expense

The components of other income and expense for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Other income
Rental income	106	104
Gain on bargain purchase	—	7,931
Gain on sale and disposal of property, plant and equipment	395	121
Subsidy income	597	92
Other	403	374

Total	1,501	8,622

Other expenses
Impairment loss on property, plant and equipment and goodwill	—	7,064
Loss on disposal of property, plant and equipment	1,433	2,669
Restructuring expense	1,741	—
Loss on sale of shares of subsidiaries	472	—
Loss on disposal of inventories	422	—
Other	789	734

Total	4,857	10,467

27.	Finance income and expense

The components of finance income and expense for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Finance income
Interest income	102	82
Dividends income	340	396
Gain on sale of financial assets	471	84
Other	29	25

Total	942	587

Finance expense
Interest expense	600	477
Loss on impairment of financial assets	66	106
Other	8	109

Total	674	692

28.	Income taxes

The components of income tax expense for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Current tax	2,440	3,244
Deferred tax	1,303	756

Total	3,743	4,000

A reconciliation between the statutory income tax rate in Japan and the effective income tax rate in the consolidated statements of profit or loss for the years ended December 31, 2014 and December 31, 2015 is as follows:

		(%)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Statutory income tax rate	38.01	35.66
Effects of income and expense not taxable and deductible for tax purpose	2.48	1.96
Changes in unrecognized deferred tax assets	(4.84)	(4.76)
Effect of change in tax rate	3.16	(4.40)
Gain on bargain purchase	—	(20.54)
Impairment loss on goodwill	—	18.18
Other	(1.54)	3.07

Effective income tax rate	37.27	29.17

On March 31, 2014, amendments to the Japanese tax regulations were enacted into law with a result that the statutory income tax rate has been reduced from approximately 38% to 36% effective from the year ending December 31, 2015. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities which were expected to be settled or realized in the period from January 1, 2015 is approximately 36%. The adjustments of deferred tax assets and liabilities for this amendment of 317 million yen and were reflected in income taxes for the year ended December 31, 2014.

On March 31, 2015, amendments to the Japanese tax regulations were enacted into law. As a result of these amendments, the statutory income tax rate has been reduced from approximately 36% to 33% effective from the year beginning January 1, 2016, and to approximately 32% effective from the year beginning January 1, 2017 thereafter. Based on the amendments, the statutory income tax rates utilized for the measurement of deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2016 to December 31, 2016 is 33.28% and for the periods subsequent to January 1, 2017 the rate is 32.67%, as of April 1, 2015. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to 603 million yen and have been reflected in income taxes in the consolidated statement of profit or loss for the year ended December 31, 2015.

The movements by significant component of deferred tax assets and deferred tax liabilities for the years ended December 31, 2014 and December 31, 2015 are summarized as follows:

For the year ended December 31, 2014

					(Millions of yen)
	As of January 1, 2014	Recognized in profit or loss	Recognized in other comprehensive income	Acquired in business combination	As of December 31, 2014
Deferred tax assets:
Property, plant and equipment	5,441	(671)	—	—	4,770
Financial assets	575	(74)	6	—	507
Defined benefit liabilities	8,300	(3,318)	(587)	—	4,395
Inventories	771	(352)	—	—	419
Tax loss carryforward	1,297	1,246	—	—	2,543
Other	1,946	(577)	—	—	1,369

Total	18,330	(3,746)	(581)	—	14,003

Deferred tax liabilities:
Property, plant and equipment	18,533	(821)	—	—	17,712
Financial assets	1,883	(50)	629	—	2,462
Defined benefit liabilities	3,108	(1,241)	(441)	—	1,426
Other	1,491	(331)	—	—	1,160

Total	25,015	(2,443)	188	—	22,760

For the year ended December 31, 2015

	(Millions of yen)
	As of January 1, 2015	Recognized in profit or loss	Recognized in other comprehensive income	Acquired in business combination	As of December 31, 2015
Deferred tax assets:
Property, plant and equipment	4,770	(705)	—	167	4,232
Financial assets	507	(167)	139	4	483
Defined benefit liabilities	4,395	(291)	(198)	30	3,936
Inventories	419	(110)	—	4	313
Tax loss carryforward	2,543	(1,593)	—	—	950
Other	1,369	99	—	259	1,727

Total	14,003	(2,767)	(59)	464	11,641

Deferred tax liabilities:
Property, plant and equipment	17,712	(1,777)	—	326	16,261
Financial instruments	2,462	134	497	91	3,184
Defined benefit liabilities	1,426	(154)	61	18	1,351
Other	1,160	(214)	—	120	1,066

Total	22,760	(2,011)	558	555	21,862

Deferred tax assets and liabilities recognized in the consolidated statements of financial position are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Deferred tax assets	10,779	6,270	5,867
Deferred tax liabilities	(17,464)	(15,027)	(16,088)

	(6,685)	(8,757)	(10,221)

The Group considers the probability that a portion of, or all of the future deductible temporary differences and tax losses carryforward can be utilized against future taxable profits on recognition of deferred tax assets. In assessing recoverability of deferred tax assets, the Group consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the level of historical taxable profits and projected future taxable income during the periods for which deferred tax assets are deductible, the Group believes that it is probable that the tax benefits of these deferred tax assets can be utilized as of January 1, 2014 and December 31, 2014 and December 31, 2015. Uncertainty of estimates of future taxable income could increase due to changes in the economic environment surrounding the Group, effects by market conditions or other factors.

The amounts of deductible temporary differences and unused tax loss carryforward for which no deferred tax assets are recognized as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Deductible temporary differences	3,960	1,338	8,787
Unused tax loss carryforward	1,172	613	2,631

Total	5,132	1,951	11,418

The expiry dates of tax loss carryforward for which deferred tax assets are not recognized as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Within 1 year	43	—	—
Between 1 and 5 years	632	214	37
Between 5 and 10 years	497	399	2,594
Over 10 years	—	—	—

Total	1,172	613	2,631

Total taxable temporary differences related to the investment in subsidiaries and associates for which deferred tax liabilities are not recognized as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

		(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Investments in subsidiaries	29,972	26,545	34,452
Investments in associates	384	841	478

Total	30,356	27,386	34,930

29.	Other comprehensive income

The reclassification adjustment and the related income tax effects allocated to each component of other comprehensive income for the years ended December 31, 2014 and December 31, 2015 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans during the year (before tax)
Amounts incurred during the year	304	847
Tax effect	(146)	(259)

Net changes	158	588

Share of other comprehensive income of equity-method investees
Amounts incurred during the year	(15)	(9)
Tax effect	—	—

Net changes	(15)	(9)

Sub-total	143	579

Items that may be reclassified subsequently to profit or loss
Unrealized holding gain on available-for-sale financial assets (before tax)
Amounts incurred during the year	2,128	2,556
Tax effect	(689)	(357)

Net of tax amount	1,439	2,199

Reclassified to profit or loss	(405)	4
Tax effect	66	(1)

Net of tax amount	(339)	3

Net changes	1,100	2,202

Foreign currency translation adjustments
Amounts incurred during the year	16	1
Tax effect	—	—

Net changes	16	1

Sub-total	1,116	2,203

Total other comprehensive income	1,259	2,782

30.	Financial instruments

(1)	Financial risks management

The Group has exposure to the following risks arising from financial instruments which are discussed below.

•	Credit risk

•	Liquidity risk

•	Market risk

The Group faces a variety of financial risks (equity price risk, interest rate risk, credit risk and liquidity risk) in its operations. The Group manages its risks based on established policies to prevent and reduce these financial risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and managements standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

(2)	Credit risk

In the course of the Group’s business, trade and other receivables and other financial assets (including deposits, equity and debt securities and receivables) are exposed to credit risk of its counterparties.

In order to prevent and reduce the risk, the Group does not expose itself to significant concentrations of credit risk for such receivables and financial assets. To manage the credit risk, the Group monitors due dates and balances for each customer in accordance with internal customer credit management rules as well as regular monitoring of major customers’ credit status.

(a)	Maximum exposure to credit risk

The carrying amount of financial instruments, net of allowance for doubtful accounts, which is presented in the consolidated statements of financial position represents the Group’s maximum exposure to credit risk on financial assets.

The value of other credit enhancements are not included.

(b)	Analysis of age for trade receivables

The analysis of age for trade receivables that were past due but not impaired as of January 1, 2014, December 31, 2014 and December 31, 2015 is as follows:

	(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Neither past due or impaired	24,878	25,451	27,951
Past due sixty-day or less	1,663	1,979	1,766
Past due over sixty-day	18	153	50

Total	26,559	27,583	29,767

(c)	Allowance for doubtful accounts

The Group uses an allowance account to record the amount of individually significant financial assets for which recovery is considered doubtful but not remote. The movement in the allowance for doubtful debts account for the years ended December 31, 2014 and December 31, 2015 is as follows:

	(Millions of yen)
	Trade and other receivables	Other financial assets
Balance as of January 1, 2014	51	246
Provision	26	2
Charge-offs	(19)	(4)

Balance as of December 31, 2014	58	244

Provision	18	26
Charge-offs	(21)	(5)

Balance as of December 31, 2015	55	265

(3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its obligations when due, under both normal and stressed conditions, without incurring material losses or risking damage to the Group’s reputation. The finance headquarter of the Company mainly manages the Group’s liquidity risk by maintaining an appropriate level of retained earnings and credit facilities, and monitors the actual and forecasted cash flows.

The table below presents the analysis of financial liabilities by maturities as of January 1, 2014, December 31, 2014 and December 31, 2015:

Balance as of January 1, 2014

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Between 1 year and 5 years	Later than 5 years
Trade and other payables	41,335	41,335	41,335	—	—
Borrowings and bonds payable	57,599	59,776	33,029	6,294	20,453
Finance lease obligations	906	929	534	349	46

Total	99,840	102,040	74,898	6,643	20,499

Balance as of December 31, 2014

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Between 1 year and 5 years	Later than 5 years
Trade and other payables	41,957	41,957	41,957	—	—
Borrowings and bonds payable	25,157	26,797	2,883	23,765	149
Finance lease obligations	1,280	1,321	362	837	122

Total	68,394	70,075	45,202	24,602	271

Balance as of December 31, 2015

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Between 1 year and 5 years	Later than 5 years
Trade and other payables	44,251	44,251	44,251	—	—
Borrowings and bonds payable	52,492	54,936	2,990	21,580	30,366
Finance lease obligations	1,159	1,192	382	689	121

Total	97,902	100,379	47,623	22,269	30,487

(4)	Market risk

Market risk is the risk that changes in market prices – such as interest rates and equity prices-will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters while optimizing the return.

(a)	Interest rate risk

The majority of the Group’s borrowings and bonds are under fixed interest rates. As the Group’s cash and cash equivalents exceed the interest-bearing debt, the impact of interest rate fluctuation risk on the Group’s profit or loss is immaterial. Therefore, the Group considers that the interest rate risk is immaterial and has not performed a sensitivity analysis such as basis point value.

(b)	Equity price risk

The Group is exposed to equity price risk as a result of its holdings of marketable equity securities. Marketable equity securities are held for purposes other than trading and are mainly classified into financial assets measured at fair value through other comprehensive income.

(5)	Capital management

The Group’s basic policy for capital management aims to enhance capital efficiency through business growth, while maintaining a sound financial structure.

Indicators for monitoring the capital management include return on equity attributable to owners of the Company (ROE) and return on assets (ROA). ROE is the ratio of net profit to total equity attributable to owners of the Company. ROA is the ratio of net profit to total assets.

The ratio of ROE and ROA as of December 31, 2014 and December 31, 2015 are as follows:

	(%)
	As of December 31, 2014	As of December 31, 2015
ROE	2.21	3.32
ROA	1.61	2.25

(6)	Classification of financial instruments

The following table shows the carrying amounts of financial assets and financial liabilities by classification as of January 1, 2014, December 31, 2014 and December 31, 2015:

Financial assets

	(Millions of yen)
	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Total
As of January 1, 2014
Trade and other receivables	—	—	36,194	36,194
Other financial assets - current	—	—	11,108	11,108
Other financial assets - non-current	18,298	100	4,216	22,614

Total	18,298	100	51,518	69,916

As of December 31, 2014
Trade and other receivables	—	—	36,439	36,439
Other financial assets - current	—	100	1,014	1,114
Other financial assets - non-current	19,620	5	4,066	23,691

Total	19,620	105	41,519	61,244

As of December 31, 2015
Trade and other receivables	—	—	38,536	38,536
Other financial assets - current	—	—	1,077	1,077
Other financial assets - non-current	23,178	5	3,778	26,961

Total	23,178	5	43,391	66,574

Financial liabilities

	(Millions of yen)
Financial liabilities	Liabilities at amortized cost	Total
As of January 1, 2014
Trade and other payables	41,335	41,335
Borrowings and bonds payable	57,599	57,599
Finance lease obligations	906	906

Total	99,840	99,840

As of December 31, 2014
Trade and other payables	41,957	41,957
Borrowings and bonds payable	25,157	25,157
Finance lease obligations	1,280	1,280

Total	68,394	68,394

As of December 31, 2015
Trade and other payables	44,251	44,251
Borrowings and bonds payable	52,492	52,492
Finance lease payables	1,159	1,159

Total	97,902	97,902

31.	Fair value measurement

(1)	Fair value hierarchy

Financial instruments that are measured at fair value on a recurring basis after initial recognition are classified into three levels of fair value hierarchy based on the observability and significance of inputs used for the measurement.

The fair value hierarchy is defined as follows:

Level 1:	Fair value is measured using quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Fair value is measured using inputs other than Level 1 that are observable, either directly or indirectly.

Level 3:	Fair value is measured using unobservable inputs.

If the fair value measurement uses different levels of inputs, the fair value is categorized based on the lowest level of input that is significant to the entire fair value measurement. Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of each quarter.

There were no transfers between levels 1 and 2 during the years ended December 31, 2014 and December 31, 2015.

(2)	Measurement of fair value

Equity securities are measured using quoted prices in active markets for identical assets or liabilities if such prices are available, and are classified as level 1. Where such quoted prices in active markets for identical assets or liabilities are not available, these are measured using quoted prices for identical assets or liabilities in markets that are not active, quoted prices of comparable companies and valuation techniques such as the discounted cash flow model. These are classified as level 2 if all significant inputs such as quoted prices and discount rates that are used for the measurement are observable, whereas if inputs include significant unobservable inputs, these are classified as level 3.

The fair value of unlisted equity securities are calculated using the valuation technique based on the discounted future cash flows, market prices of comparative companies, net asset value and other techniques, and are classified within level 3 of the fair value hierarchy. Unobservable inputs such as discount rates and valuation multiples are used for fair value measurements within level 3 of the fair value hierarchy which are adjusted for certain illiquidity discounts and non-controlling interest discounts, as necessary.

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used. The fair value increases (decreases) as market multiple of a comparable company rise (decline).

Such fair value measurements are conducted by the Corporate Finance Department, which decides on the measurement method for those financial instruments subject to valuation, in accordance with the Group accounting policy.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Available-for-sale equity securities	Comparable multiple method	EBIT multiple: 3.0x-22.3x PBR: 1.2x-2.3x	The estimated fair value would increase (decrease) if market multiple is higher (lower)

EBIT multiple: Enterprise value / EBIT

EBIT: Profit +/- Non-recurring items, such as restructuring costs + Interests + Income taxes

PBR: Price book-value ratio

(3)	Assets and liabilities measured at fair value on a recurring basis

The table below presents financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of January 1, 2014, December 31, 2014 and December 31, 2015.

As of January 1, 2014

	(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	15,647	185	2,466	18,298

As of December 31, 2014

	(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	17,111	189	2,320	19,620

As of December 31, 2015

	(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	20,661	189	2,328	23,178

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values for the years ended December 31, 2014 and December 31, 2015:

(Millions of yen)
Equity securities available-for-sale
Balance as of January 1, 2014	2,466
Purchase	21
Disposal	(37)
Impairment	(64)
Transfers to Level 1	(5)
Transfers from Level 1	2
Net change in fair value (unrealized)	(63)

Balance as of December 31, 2014	2,320

Additions in a business combination	77
Purchase	17
Disposal	(83)
Impairment	(52)
Net change in fair value (unrealized)	49

Balance as of December 31, 2015	2,328

Net change in fair value (unrealized) is included in unrealized holding gain on available-for-sale financial assets.

Transfers into or out of Level 3 of the fair value hierarchy occurred due to the public offering and the delisting.

(4)	Financial assets and liabilities measured at amortized cost

The following table shows the carrying amounts and fair values of financial instruments as of January 1, 2014, December 31, 2014 and December 31, 2015.

As of January 1, 2014

	(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	57,599	59,142	1,543

As of December 31, 2014

	(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	25,157	26,565	1,458

As of December 31, 2015

	(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	52,492	54,236	1,744

The table does not include financial assets measured at amortized cost whose fair values approximate their carrying amounts.

The principal valuation techniques used for fair value measurements are as follows:

(a)	Borrowings

For borrowings with variable interest rates, fair values are deemed as their carrying amounts, as the rates reflect the market interest rate within the short term. For borrowings with fixed interest rates, fair value is estimated by discounting the total of principal and interest using the current interest rate adjusted for the remaining maturity period of the borrowings and credit risk.

Borrowings with variable interest rates are classified as level 2 of the fair value hierarchy.

(b)	Bonds payable

For bonds payable with quoted price, the fair value is estimated based on the quoted prices. For bonds payable without quoted prices, the fair value is calculated using the present value of future cash flows discounted using the current interest rate adjusted for the remaining maturity period and credit risk. Bonds payable with quoted prices are classified as level 1 of fair value hierarchy and bonds payable without quoted price are classified as level 2 of fair value hierarchy.

32.	Principal subsidiaries

The Group’s principal subsidiaries as of December 31, 2015 are set out below and have share capital consisting solely of ordinary shares that are held directly by the Company, and the percentages of ownership interests held by the Group equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Reportable segments	Name	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)
Soft drink	Shikoku Coca-Cola Bottling Co., Ltd.	Kagawa, Japan	Manufacturing and sales of beverage and food	100

	Coca-Cola West Vending Co. Ltd.	Fukuoka, Japan	Operation of vending machines	100

	Nishinihon Beverage Co., Ltd.	Fukuoka, Japan	Vending machine operations and development beverage market	100

	Coca-Cola West Sales Support Co. Ltd.	Fukuoka, Japan	On-site administration, operation center and contact center	100

	Coca-Cola West Products Co. Ltd.	Saga, Japan	Manufacturing of beverage	100

	Coca-Cola West Equipment Service Co. Ltd.	Fukuoka, Japan	Business related to vending machines	100

Healthcare and skincare	Q’sai Co., Ltd.	Fukuoka, Japan	Manufacturing and sales of health food and skincare products	100

33.	Non-cash investing and financing activities

The following shows a schedule of significant non-cash investing and financing activities for the years ended December 31, 2014 and December 31, 2015:

		(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015
Acquisition of lease assets under finance lease arrangements	440	363

34.	Commitments

Commitments for purchase of property, plant and equipment and other commitments as of January 1, 2014, December 31, 2014 and December 31, 2015 are as follows:

			(Millions of yen)
	As of January 1, 2014	As of December 31, 2014	As of December 31, 2015
Property, plant and equipment	1,989	2,947	2,380
Intangible assets	3,161	2,749	2,453
Other	400	215	837

Total	5,550	5,911	5,670

35.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the years. The following table shows the calculation of basic earnings per share for the years ended December 31, 2014 and December 31, 2015:

	For the year ended December 31, 2014	For the year ended December 31, 2015
Net profit for the year attributable to owners of the Company (millions of yen)	6,267	9,649

Weighted average number of ordinary shares outstanding (thousands of shares)	109,143	109,140

Basic and diluted earnings per share (yen)	57.42	88.40

36.	Related party transactions and balances

Transactions between the Company and its subsidiaries, which form part of their ordinary business and conducted under normal conditions, were eliminated upon consolidation and are not disclosed in this note.

Related parties of the Group include the equity-method investees of the Group.

Transactions and balances between the Group and related parties are as follows:

For the year ended December 31, 2014

					(Millions of yen)
Name of related party	Voting rights ratio (%)	Relationship with the related party	Nature of transactions	Transaction amount	Balance as of December 31, 2014
Coca-Cola Business Service Co., Ltd.	21.1% directly held by the Company	Associate of the Group	Purchase of raw materials	54,480	3,536
			Purchase of equipment-for-sale	10,873	1,014

For the year ended December 31, 2015

					(Millions of yen)
Name of related party	Voting rights ratio (%)	Relationship with the related party	Nature of transactions	Transaction amount	Balance as of December 31, 2015
Coca-Cola IBS Co., Ltd.	21.1% directly and 5% indirectly held by the Company	Associate of the Group	Purchase of raw materials	30,919	—
			Purchase of equipment-for-sale	6,119	213

Coca-Cola Business Sourcing Co., Ltd.	22.7% directly and 4.7% indirectly held by the Company	Associate of the Group	Purchase of raw materials	21,765	3,999
			Purchase of equipment-for-sale	3,236	784

Consumption taxes are not included in transaction amount but included in closing balance and transactions are generally made at values that approximate arm’s-length prices.

The remuneration of directors and other key management personnel during the years ended December 31, 2014 and December 31, 2015 is 329 million yen and 390 million yen, respectively.

37.	Events occurring after the reporting period

The Company and Coca-Cola East Japan Co., Ltd. agreed on September 30, 2016 to integrate their businesses through a share exchange with April 1, 2017 as the expected effective date.

38.	First-time adoption of IFRS

(1)	Transition to financial reporting under IFRS

The Group adopted IFRS as of the beginning of the year ended December 31, 2015. The Group’s opening statement of financial position was prepared as of January 1, 2014, the Group’s date of transition to IFRS. The Group also prepared the consolidated financial statements in accordance with Japanese GAAP for the year ended December 31, 2015.

IFRS 1, in principle, requires first-time adopters to apply IFRS retrospectively. However, IFRS 1 grant first-time adopters to voluntarily elect to use exemptions from some requirements of IFRS. The Group applied the following exemptions:

(a)	Business combinations

The Group has elected not to apply IFRS 3 “Business Combinations”, retrospectively to business combinations that occurred before the date of transition to IFRS. Accordingly, the amounts of goodwill at the date of transition to IFRS are recognized at the carrying amounts that are previously recognized under Japanese GAAP. In accordance with IFRS 1, the Group tested goodwill for impairment at the date of transition.

(b)	Exchange differences on translating foreign operations

The Group has elected to deem cumulative exchange differences on translating foreign operations to be zero at the date of transition to IFRS.

The table below presents reconciliations required to be disclosed upon the first-time adoption of IFRS.

Items that do not affect retained earnings or comprehensive income are included in “Reclassification adjustments” of the reconciliations table. Items that affect retained earnings or comprehensive income are included in “Differences in recognition and measurement.”

(2)	Reconciliation of equity as of January 1, 2014

(Items related to consolidated statements of financial position)

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and deposits	45,632	14,643	a, b	—		60,275	Cash and cash equivalents
Trade notes and accounts receivable	26,877	8,155	c, d	1,162	A	36,194	Trade and other receivables
		11,108	a, b, i	—		11,108	Other financial assets
Marketable securities	25,133	(25,133)	b	—
Merchandise and finished goods	26,621	2,639	e	512	A, F	29,772	Inventories
Work in process	566	(566)	e	—
Raw material and supplies	2,072	(2,072)	e	—
Deferred tax assets	4,933	(4,933)	h	—
Other	14,697	(13,122)	d, i, j	(109)		1,466	Other current assets
Allowance for doubtful accounts	(352)	352	c	—

Total current assets	146,179	(8,929)		1,565		138,815	Total current assets

Fixed assets							Non-current assets
Property, plant and equipment	147,614	(6,261)	f	47,671	B	189,024	Property, plant and equipment
Intangible assets	49,308	7,501	j	14		56,823	Goodwill and intangible assets
		6,261	f	—		6,261	Investment property
Investment and other assets
Investment securities	17,306	(17,306)	g, k	—
		196	g	308		504	Equity-method investees
		21,369	g, k	1,245	D	22,614	Other financial assets
Retirement benefit assets	4,479	—		(4,479)	E
Deferred tax assets	1,636	4,933	h	4,210	I	10,779	Deferred tax assets
Other	8,315	(8,183)	j, k	86		218	Other non-current assets
Allowance for doubtful accounts	(419)	419	k	—

Total fixed assets	228,239	8,929		49,055		286,223	Total non-current assets

Total assets	374,418	—		50,620		425,038	Total assets

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities
Trade notes and accounts payable	16,279	25,056	l	—		41,335	Trade and other payables
Current portion of long-term borrowings	2,518	30,000	o	—		32,518	Borrowings and bonds payable
		448	m	77		525	Other financial liabilities
Accrued income taxes	3,166	(132)		—		3,034	Income taxes payable
Other accounts payable	17,625	(17,625)	l	—
Bonds payable	30,000	(30,000)	o	—
Provision for sales and promotion expenses	203			(203)	A
Other	12,099	(7,747)	l, m	3,597	A, E, G	7,949	Other current liabilities

Total current liabilities	81,890	—		3,471		85,361	Total current liabilities

Non-current liabilities							Non-current liabilities
Bonds payable	20,000	(20,000)	o	—
Long-term borrowings	5,238	20,000	o	(157)	D	25,081	Borrowings and bonds payable
		243		497	E	740	Other financial liabilities
Net defined benefit liability	2,048	2,010	p	7,138	E	11,196	Defined benefit liabilities
Deferred tax liability	3,655	—		13,809	I	17,464	Deferred tax liabilities
Liabilities for directors’ and corporate auditors’ retirement benefits	149	(149)	q	—
		931	n	53		984	Provisions
Other	3,502	(3,035)	n, p, q	1,682	E, G	2,149	Other non-current liabilities

Total non-current liabilities	34,592	—		23,022		57,614	Total non-current liabilities

Total liabilities	116,482	—		26,493		142,975	Total liabilities

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity							Equity attributable to owners of the Company:
Capital stock	15,232	—		—		15,232	Share capital
Capital surplus	109,072	—		—		109,072	Capital surplus
Treasury stock	(4,578)	—		—		(4,578)	Treasury shares
Retained earnings	135,620	—		21,047		156,667	Retained earnings
		2,213	r	3,080		5,293	Other reserves
Accumulated other comprehensive income
Net unrealized gains (loss) on other marketable securities	2,215	(2,215)	r	—
Deferred gains or losses on hedges	(2)	2	r	—

	257,559			24,127		281,686	Total equity attributable to owners of the Company
Minority interests	377	—		—		377	Non-controlling interests

Net assets	257,936	—		24,127		282,063	Total equity

Total liabilities and equity	374,418	—		50,620		425,038	Total liabilities and equity

(3)	Reconciliation of equity as of December 31, 2015

(Items related to consolidated statements of financial position)

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and deposits	49,955	29,873	a, b	—		79,828	Cash and cash equivalents
Trade notes and accounts receivable	30,086	6,976	c, d	1,474	A	38,536	Trade and other receivables
		1,077	a, b, i	—		1,077	Other financial assets
Marketable securities	30,001	(30,001)	b	—
Merchandise and finished goods	27,736	2,907	e	912	A, F	31,555	Inventories
Work in process	601	(601)	e	—
Raw material and supplies	2,306	(2,306)	e	—
Deferred tax assets	2,817	(2,817)	h	—
Other	14,758	(12,336)	d, i, j	(71)		2,351	Other current assets
Allowance for doubtful accounts	(372)	372	c	—

Total current assets	157,888	(6,856)		2,315		153,347	Total current assets

Fixed assets							Non-current assets
Property, plant and equipment	150,179	(5,008)	f	44,348	B	189,519	Property, plant and equipment
Intangible assets	38,402	7,556	j	3,420	C	49,378	Goodwill and intangible assets
		5,008	f	—		5,008	Investment property
Investment and other assets
Investment securities	22,382	(22,382)	g, k	—
		535	g	434		969	Equity-method investees
		25,694	g, k	1,267	D	26,961	Other financial assets
Deferred tax assets	1,512	2,817	h	1,538	I	5,867	Deferred tax assets
Other	8,318	(7,939)	j, k	44		423	Other non-current assets
Allowance for doubtful accounts	(575)	575	k	—

Total fixed assets	220,218	6,856		51,051		278,125	Total non-current assets

Total assets	378,106	—		53,366		431,472	Total assets

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities
Trade notes and accounts payable	19,532	25,008	l	(289)	E	44,251	Trade and other payable
Current portion of long-term borrowings	2,518			—		2,518	Borrowings and bonds payable
		267	m	103		370	Other financial liabilities
Accrued income taxes	2,113	(130)		—		1,983	Income taxes payable
Other accounts payable	21,427	(21,427)	l	—
Provision for sales and promotion expenses	355			(355)	A
Other	10,061	(3,718)	l, m	4,892	A, E, G	11,235	Other current liabilities

Total current liabilities	56,006	—		4,351		60,357	Total current liabilities

Non-current liabilities							Non-current liabilities
Bonds payable	50,000	(50,000)	o	—
Long-term borrowings	202	50,000	o	(228)	D	49,974	Borrowings and bonds payable
		863		410	E	1,273	Other financial liabilities
Net defined benefit liability	3,375	1,717	p	2,469	E	7,561	Defined benefit liabilities
Deferred tax liability	3,381	—		12,707	I	16,088	Deferred tax liabilities
Liabilities for directors’ and corporate auditors’ retirement benefits	164	(164)	q	—
		916	n	114		1,030	Provisions
Other	4,100	(3,332)	n, p, q	1,353	E, G	2,121	Other non-current liabilities

Total non-current liabilities	61,222	—		16,825		78,047	Total non-current liabilities

Total liabilities	117,228	—		21,176		138,404	Total liabilities

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity							Equity attributable to owners of the Company:
Capital stock	15,232	—		—		15,232	Share capital
Capital surplus	109,072	—		—		109,072	Capital surplus
Treasury stock	(4,587)	—		—		(4,587)	Treasury shares
Retained earnings	136,852	—		27,503		164,355	Retained earnings
		3,925	r	4,687		8,612	Other reserves
Accumulated other comprehensive income
Net unrealized gains (loss) on other marketable securities	5,217	(5,217)	r	—
Deferred gains or losses on hedges	(177)	177	r	—
Foreign currency translation adjustments	17	(17)	r	—
Remeasurements of defined benefit plans	(1,132)	1,132	r	—

	260,494	—		32,190		292,684	Total equity attributable to owners of the Company
Minority interests	384	—		—		384	Non-controlling interests

Net assets	260,878	—		32,190		293,068	Total equity

Total liabilities and equity	378,106	—		53,366		431,472	Total liabilities and equity

(4)	Reconciliation of comprehensive income for the year ended December 31, 2015

(Items related to consolidated statements of profit or loss)

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Net revenues	440,476	(14,771)	s	3,584	A, H	429,289	Net sales
Cost of goods sold	(216,524)	—		(19,271)	A, B, E F, H	(235,795)	Cost of sales

Gross profit	223,952	(14,771)		(15,687)		193,494	Gross profit
Selling, general and administrative expenses	(209,690)	14,816	s, v, w	17,376	A, B, C, E, F, H	(177,498)	Selling, general and administrative expenses
		8,750	t, u	(128)	B, E, G	8,622	Other income
		(7,934)	t, u	(2,533)	B, C, D, E	(10,467)	Other expense
		89		(418)		(329)	Share of loss of equity-method investees

Operating income	14,262	950		(1,390)		13,822	Operating profit

		546	t, u	41		587	Finance income
		(604)	t, u	(88)	D	(692)	Finance expense
Non-operating income	1,210	(1,210)	t	—
Non-operating expenses	(1,749)	1,749	t	—

Recurring income	13,723

Extraordinary income	8,178	(8,178)	u	—
Extraordinary expenses	(6,672)	6,672	u	—

Income before income taxes and minority interests	15,229	(75)		(1,437)		13,717	Profit for the year before income tax
Income taxes	(5,240)	75	v, w	1,165	I	(4,000)	Income tax expense

Income before minority interests	9,989	—		(272)		9,717	Net profit for the year
							Net profit for the year attributable to:
Net income	9,970	—		(321)		9,649	Owners of the Company
Minority interests	19	—		49		68	Non-controlling interests

(Items related to consolidated statements of comprehensive income)

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification adjustments	(Note)	Differences in recognition and measurement	(Note)	IFRS	Presentation under IFRS
Income before minority interests	9,989	—		(272)		9,717	Net profit for the year
Other comprehensive income							Other comprehensive income
							Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit plans, net of tax	(114)	—		702	E	588	Remeasurements of defined benefit pension plans
Share of other comprehensive income of investments accounted for using equity method	(486)	—		477	E	(9)	Share of other comprehensive income of equity-method investees

						579	Sub-total

							Items that may be subsequently reclassified to profit or loss
Valuation difference on available-for-sale securities	1,828	—		374	D,H	2,202	Gain on available-for-sale financial assets
Foreign currency translation adjustments	1	—		—		1	Foreign currency translation differences of foreign operations

						2,203	Sub-total

Total other comprehensive income	1,229	—		1,553		2,782	Total other comprehensive income for the year, net of tax

Total comprehensive income	11,218	—		1,281		12,499	Comprehensive income for the year

Attributable to:							Comprehensive income for the year attributable to:
Owners of the Company	11,199	—		1,232		12,431	Owners of the Company
Minority interest	19	—		49		68	Non-controlling interests

(5)	Notes to the reclassification adjustments

The following reclassifications adjustments do not affect retained earnings nor comprehensive income.

a.	Under Japanese GAAP, cash and deposits that have original maturity of over three months were presented as cash and deposits. Under IFRS, these are included in other financial assets - current.

b.	Under Japanese GAAP, short-term investment securities which have original maturity of three months or less were included in marketable securities. Under IFRS, these are included in cash and cash equivalents. The remaining balance of marketable securities under Japanese GAAP is included in other financial assets - current under IFRS.

c.	Under Japanese GAAP, trade notes and accounts receivable and allowance for doubtful accounts were presented separately. Under IFRS, these are included in trade and other receivables.

d.	Under Japanese GAAP, accounts receivable - other was included in other current assets. Under IFRS, it is included in trade and other receivables.

e.	Under Japanese GAAP, merchandise and finished goods, work in progress, raw materials and supplies were presented separately. Under IFRS, these are presented as inventories.

f.	Under Japanese GAAP, investment property was included in property, plant and equipment. Under IFRS, it is presented separately.

g.	Under Japanese GAAP, investments in associates was included in investment securities. Under IFRS, it is presented as equity-method investees. The remaining balance of investment securities under Japanese GAAP is included in other financial assets - non-current under IFRS.

h.	Deferred tax assets and liabilities classified as current assets under Japanese GAAP. These are classified as non-current items under IFRS.

i.	Under Japanese GAAP, short-term loans receivable was included in other current assets. Under IFRS, it is included in other financial assets - current.

j.	Under Japanese GAAP, advanced payments related to vending location rights were included in other current assets and other non-current assets. Under IFRS, these are included in goodwill and intangible assets.

k.	Under Japanese GAAP, investment securities, long-term loans receivables (investments and other assets - “other”) and allowance for doubtful accounts were presented separately. Under IFRS, these are included in other financial assets - non-current.

l.	Under Japanese GAAP, other accounts payable was presented separately. Under IFRS, it is included in trade and other payables. In addition, under Japanese GAAP, accrued expenses were included in other current liabilities. Under IFRS, these are included in trade and other payables.

m.	Under Japanese GAAP, short-term lease obligations were included in other current liabilities. Under IFRS, these are included in other financial liabilities - current.

n.	Under Japanese GAAP, asset retirement obligations were included in other non-current liabilities. Under IFRS, these are included in provisions.

o.	Under Japanese GAAP, long-term borrowings and bonds payable were presented separately. Under IFRS, these are presented as borrowings and bonds payable.

p.	Under Japanese GAAP, long-term other payable were included in other non-current liabilities. Under IFRS, these are reclassified as defined benefit liabilities.

q.	Under Japanese GAAP, liabilities for directors’ and corporate auditors’ retirement benefit were represented separately. These are included in other non-current liabilities under IFRS.

r.	Under Japanese GAAP, net unrealized gains (losses) on other marketable securities, deferred gains or losses on hedges, foreign currency translation adjustments, and remeasurements of defined benefit plans were presented separately. Under IFRS, these are aggregated and presented as other reserves within equity.

s.	Under Japanese GAAP, promotional expenses and discounts to customers were presented as selling, general and administrative expenses. Under IFRS, these are accounted for as deduction of net sales.

t.	Under Japanese GAAP, interest income and interest expense were included in non-operating income and non-operating expenses. Under IFRS, these are presented as finance income and finance expense. The remaining amounts of non-operating income and non-operating expenses under Japanese GAAP are included in other income and other expense under IFRS.

u.	Under Japanese GAAP, losses on valuation of investment securities and gain/loss on sales of investment securities were included in extraordinary income or extraordinary expenses. Under IFRS, these are included in finance income and finance expense. The remaining amounts of extraordinary income and extraordinary expenses under Japanese GAAP are included in other income and other expense under IFRS.

v.	Under Japanese GAAP, inhabitant tax on per capital basis was included in income taxes. Under IFRS, it is included selling, generation and administrative expenses.

w.	Under Japanese GAAP, income-based corporate business tax was included in selling, generation and administrative expense. Under IFRS, it is included in income tax expense.

(6)	Notes to the differences in recognition and measurement

Key reconciliation items related to total equity resulting from the adoption of IFRS are as follows:

		(Millions of yen)
	As of January 1, 2014	As of December 31, 2015
Net assets under Japanese GAAP	257,936	260,878
Differences in recognition and measurement
A. Revenue recognition	(397)	(669)
B. Property, plant and equipment	46,980	43,521
C. Goodwill	—	3,435
D. Financial instruments	1,359	1,404
E. Employee benefits	(14,598)	(5,938)
F. Transport and distribution costs	1,078	1,537
G. Government grant	(1,288)	(684)
H. Business combination	—	—
Other	592	753

Sub-total	33,726	43,359

I. Income tax	(9,599)	(11,169)

Total equity under IFRS	282,063	293,068

Key reconciliation items related to comprehensive income for the year resulting from the adoption of IFRS are as follows:

					(Millions of yen)
	For the year ended December 31, 2015
	Profit before income taxes	Income tax expense	Net profit	Other comprehensive income	Total comprehensive income
Comprehensive income reported under Japanese GAAP					11,218
Differences in recognition and measurement
A. Revenue recognition	(169)	44	(125)	—	(125)
B. Property, plant and equipment	(1,057)	2,285	1,228	—	1,228
C. Goodwill	785	—	785	—	785
D. Financial instruments	71	(175)	(104)	281	177
E. Employee benefits	(1,041)	(54)	(1,095)	715	(380)
F. Transport and distribution costs	27	27	54	—	54
G. Government grant	23	(37)	(14)	—	(14)
H. Business combination	155	(120)	35	15	50
Others	(231)	(23)	(254)	481	227

Sub-total	(1,437)	1,947	510	1,492	2,002

I. Income tax	—	(782)	(782)	61	(721)

Total differences in recognition and measurement	(1,437)	1,165	(272)	1,553	1,281

Comprehensive income for the year under IFRS					12,499

Details of major differences are as follows:

A.	Revenue recognition

a.	Under Japanese GAAP, the Group mainly recognizes revenue when goods are shipped from its warehouses. Under IFRS, revenue is recognized when the goods have been delivered and accepted by the end-customer.

b.	Under Japanese GAAP, estimated cost to be incurred from utilization of points granted to customers is recognized as a provision for point service program. Under IFRS, the fair value of benefits to be exchanged for the points are deferred and recognized as revenues when the customers utilize those points.

The effect of these adjustments are summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Trade and other receivables	1,068	1,371
Inventories	(539)	(643)
Provisions	203	355
Other current liabilities	(1,129)	(1,752)

Total equity	(397)	(669)

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Net sales	(583)
Cost of sales	(412)
Selling, general and administrative expenses	826

Profit for the year before income tax	(169)
Income tax expense	44

Net profit for the year	(125)
Other comprehensive income for the year, net of tax	—

Comprehensive income for the year	(125)

B.	Property, plant and equipment

Under Japanese GAAP, a declining balance method was applied to majority of the property plant and equipment as a matter of policy choice. Under IFRS the straight-line method is applied considering the pattern of consumption of the economic benefits embodied in those assets. Under Japanese GAAP, useful lives of property, plant and equipment are determined with reference to Japanese tax regulations. Under IFRS useful lives of property, plant and equipment are determined based on the period in which the asset’s future economic benefits are expected to be consumed.

The effect of these adjustments are summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Property, plant and equipment	46,980	43,521

Total equity	46,980	43,521

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Cost of sales	(607)
Selling, general and administrative expenses	432
Other income	19
Other expense	(901)

Profit for the year before income tax	(1,057)
Income tax expense	2,285

Net profit for the year	1,228
Other comprehensive income for the year, net of tax	—

Comprehensive income for the year	1,228

C.	Goodwill

Under Japanese GAAP, goodwill is amortized over a period in which the economic benefits are expected to be realized. Under IFRS, goodwill is not amortized and instead is tested for impairment at least annually.

For the year ended December 31, 2015, under Japanese GAAP, an impairment loss on goodwill was recognized as an indication of impairment was identified with a result whereby the carrying amount exceeded the undiscounted cash flows. Under IFRS, an impairment loss was recognized as a result of the annual impairment test.

The effect of this change is summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Goodwill and intangible assets	—	3,435

Total equity	—	3,435

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Selling, general and administrative expenses	2,650
Other expense	(1,865)

Profit for the year before income tax	785
Income tax expense	—

Net profit for the year	785
Other comprehensive income for the year, net of tax	—

Comprehensive income for the year	785

D.	Financial instruments

a.	Under Japanese GAAP, transaction costs related to the issuance of bonds were recognized as an expense as incurred. Under IFRS, transaction costs are deducted from the related liability. After initial recognition, the bonds are measured at amortized cost using the effective interest method.

b.	Under Japanese GAAP, equity securities with unquoted market price are measured based on their historical costs and are impaired when necessary. Under IFRS, they are classified as available-for-sale financial assets and measured at fair value.

c.	Under Japanese GAAP, impairment loss on investment in equity securities with quoted market price classified as available-for-sale are recognized only if the fair value of the investment has declined significantly. Under IFRS, impairment losses on these investments are recognized if there is objective evidence that an available-for-sale asset is impaired.

The effect of this change is summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Other financial assets - non-current	1,202	1,176
Borrowings and bonds payable - non-current	157	228

Total equity	1,359	1,404

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Other expense	134
Finance expense	(63)

Profit for the year before income tax	71
Income tax expense	(175)

Net profit for the year	(104)
Other comprehensive income for the year, net of tax	281

Comprehensive income for the year	177

E.	Employee benefits

a.	Upon transition to IFRS, unused paid absences are recognized as other current liabilities. Such accrual is not required under Japanese GAAP.

b.	Under Japanese GAAP, actuarial gains and losses of retirement benefit obligations in the defined benefit plans are recognized as other comprehensive income when incurred and charged to expense over the service period. Under IFRS, actuarial gains and losses are recognized as other comprehensive income when incurred and transferred to retained earnings immediately. Under Japanese GAAP, past service costs are recognized in profit or loss over the average remaining service periods of the employees. However, under IFRS, past service is recognized as incurred.

c.	Difference in actuarial assumptions such as discount rate between Japanese GAAP and IFRS resulted in additional recognition of retirement benefit costs.

The effect of this change is summarized as follows:

	(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Retirement benefit assets	(4,479)	—
Trade and other payables	—	289
Other current liabilities	(2,380)	(3,066)
Other financial liabilities - non-current	(119)	—
Other non-current liabilities	(482)	(745)
Defined benefit liabilities	(7,138)	(2,416)

Total equity	(14,598)	(5,938)

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Cost of sales	(26)
Selling, general and administrative expenses	(1,056)
Other income	(248)
Other expense	289

Profit for the year before income tax	(1,041)
Income tax expense	(54)

Net profit for the year	(1,095)
Other comprehensive income for the year, net of tax	715

Comprehensive income for the year	(380)

F.	Transportation and distribution costs

Under Japanese GAAP, transportation and distribution costs are expensed as incurred and presented as selling, general and administrative expenses. Under IFRS, transportation and distribution costs related to inventories delivered from factories to sales offices are treated as a part of cost of production, which are allocated to cost of sales and inventories.

Impact from those differences is summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Inventories	1,078	1,537

Total equity	1,078	1,537

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Cost of sales	(16,517)
Selling, general and administrative expenses	16,544

Profit for the year before income tax	27
Income tax expense	27

Net profit for the year	54
Other comprehensive income for the year, net of tax	—

Comprehensive income	54

G.	Government grant

Under Japanese GAAP, government grant is recognized when the Group receives the government grant.

Under IFRS, government grant is recognized in other income on a straight-line basis over a period in which the associated equipment that was purchased using the government grant are utilized.

The effect of this change is summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Other current liabilities	(90)	(74)
Other non-current liabilities	(1,198)	(610)

Equity	(1,288)	(684)

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Other income	23

Profit for the year before income tax	23
Income tax expense	(37)

Net profit for the year	(14)
Other comprehensive income for the year, net of tax	—

Comprehensive income for the year	(14)

H.	Business combination

On May 18, 2015, the Company acquired 100 % of the shares and voting interests in Shikoku CCBC and its three subsidiaries. Under Japanese GAAP, the Group commenced consolidation of Shikoku CCBC and its three subsidiaries on June 30, 2015. Under IFRS, these subsidiaries were consolidated from the acquisition date, May 18, 2015.

The effect of the change is summarized as follows:

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Net sales	4,167
Cost of sales	(1,776)
Selling, general and administrative expenses	(2,069)
Other	(167)

Profit for the year before income tax	155
Income tax expense	(120)

Net profit for the year	35
Other comprehensive income for the year, net of tax	15

Comprehensive income for the year	50

I.	Income tax

a.	Temporary differences arising from differences in recognition and measurement items resulted in an increase of deferred tax assets and liabilities.

b.	Under Japanese GAAP, the Group recognized deferred tax assets in accordance with prescribed classification categories as prescribed by Japanese GAAP which are based on historical taxable income. Under IFRS, deferred tax assets are recognized to the extent that management determines it is probable that taxable profits will be available for tax losses and deductible temporary differences.

The effect of this change is summarized as follows:

		(Millions of yen)
(Consolidated statements of financial position)	As of January 1, 2014	As of December 31, 2015
Deferred tax assets	4,210	1,537
Deferred tax liabilities	(13,809)	(12,706)

Total equity	(9,599)	(11,169)

(Millions of yen)
(Consolidated statements of profit or loss / Consolidated statement of comprehensive income)	For the year ended December 31, 2015
Deferred income tax arising from the temporary differences in recognition and measurement items	1,947
Deferred income tax arising from the reassessment of the recoverability of deferred tax assets	(782)

Income tax expense	1,165

(7)	Notes to reconciliation of cash flows for the year ended December 31, 2015

	(Millions of yen)
(Consolidated statements of cash flows)	Cash flows provided by operating activities	Cash flows used in investing activities	Cash flows provided by (used in) financing activities
Japanese GAAP	40,422	(24,994)	22,416
Differences in recognition and measurement	4,101	(3,967)	(134)

IFRS	44,523	(28,961)	22,282

Under Japanese GAAP, cash out flows for certain long-term advanced payments and advanced payments are included in operating activities. Under IFRS these cash out flows are included in investing activities.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND JUNE 30, 2016

		(Millions of yen)
	Note	As of December 31, 2015	As of June 30, 2016
Assets
Current assets:
Cash and cash equivalents		79,828	70,839
Trade and other receivables		38,536	41,141
Other financial assets		1,077	1,138
Inventories		31,555	37,732
Other current assets		2,351	3,354

Total current assets		153,347	154,204

Non-current assets:
Property, plant and equipment		189,519	188,595
Goodwill and intangible assets		49,378	49,120
Investment property		5,008	4,841
Equity-method investees		969	865
Other financial assets	7	26,961	21,984
Deferred tax assets		5,867	5,521
Other non-current assets		423	328

Total non-current assets		278,125	271,254

Total assets		431,472	425,458

		(Millions of yen)
	Note	As of December 31, 2015	As of June 30, 2016
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables		44,251	47,055
Borrowings and bonds payable	7	2,518	1,268
Other financial liabilities		370	325
Income taxes payable		1,983	2,947
Other current liabilities		11,235	9,661

Total current liabilities		60,357	61,256

Non-current liabilities:
Borrowings and bonds payable	7	49,974	49,987
Other financial liabilities		1,273	1,222
Defined benefit liabilities		7,561	7,604
Deferred tax liabilities		16,088	13,791
Provisions		1,030	1,034
Other non-current liabilities		2,121	2,179

Total non-current liabilities		78,047	75,817

Total liabilities		138,404	137,073

Equity
Equity attributable to owners of the Company:
Share capital		15,232	15,232
Capital surplus		109,072	109,072
Treasury shares		(4,587)	(4,590)
Retained earnings	5	164,355	164,247
Other reserves		8,612	4,036

Total equity attributable to owners of the Company		292,684	287,997

Non-controlling interests		384	388

Total equity		293,068	288,385

Total liabilities and equity		431,472	425,458

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND 2016

			(Millions of yen)
	Note	For the six-month period ended June 30, 2015	For the six-month period ended June 30, 2016
Net sales		198,048	211,061
Cost of sales		(109,511)	(114,246)

Gross profit		88,537	96,815
Selling, general and administrative expenses		(86,619)	(91,722)
Other income		8,304	288
Other expense		(1,814)	(1,307)
Share of loss of equity-method investees		(164)	(393)

Operating profit		8,244	3,681
Finance income		331	260
Finance expense		(96)	(496)

Profit for the period before income tax		8,479	3,445
Income tax expense	6	(1,676)	(1,399)

Net profit for the period		6,803	2,046

Net profit for the period attributable to:
Owners of the Company		6,740	2,015
Non-controlling interests		63	31

Earnings per share
Basic and diluted earnings per share (yen)	8	61.76	18.46

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND 2016

			(Millions of yen)
	Note	For the six-month period ended June 30, 2015	For the six-month period ended June 30, 2016
Net profit for the period		6,803	2,046
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans		(70)	143
Share of other comprehensive income of equity-method investees		—	26

Sub-Total		(70)	169

Items that may be reclassified subsequently to profit or loss
Gain (loss) on available-for-sale financial assets		2,496	(4,625)
Foreign currency translation differences of foreign operations		(1)	49
Sub-Total		2,495	(4,576)

Total other comprehensive income (loss) for the period, net of tax		2,425	(4,407)

Comprehensive income (loss) for the period		9,228	(2,361)

Comprehensive income (loss) attributable to:
Owners of the Company		9,165	(2,392)
Non-controlling interest		63	31

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND 2016

For the six-month period ended June 30, 2015

	(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2015		15,232	109,072	(4,581)	158,602	6,409	284,734	375	285,109

Comprehensive income for the period
Net profit for the period		—	—	—	6,740	—	6,740	63	6,803
Other comprehensive income, net of tax		—	—	—	—	2,425	2,425	—	2,425

Total comprehensive income for the period		—	—	—	6,740	2,425	9,165	63	9,228

Transactions with owners
Cash dividends	5	—	—	—	(2,292)	—	(2,292)	(35)	(2,327)
Purchase of treasury shares		—	—	(3)	—	—	(3)	—	(3)
Acquisition of subsidiary with non-controlling interests	3	—	—	—	—	—	—	5	5

Total transactions with owners		—	—	(3)	(2,292)	—	(2,295)	(30)	(2,325)

Transfer of other reserves to retained earnings		—	—	—	(70)	70	—	—	—

Balance as of June 30, 2015		15,232	109,072	(4,584)	162,980	8,904	291,604	408	292,012

For the six-month period ended June 30, 2016

	(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2016		15,232	109,072	(4,587)	164,355	8,612	292,684	384	293,068

Comprehensive loss for the period
Net profit for the period		—	—	—	2,015	—	2,015	31	2,046
Other comprehensive loss, net of tax		—	—	—	—	(4,407)	(4,407)	—	(4,407)

Total comprehensive loss for the period		—	—	—	2,015	(4,407)	(2,392)	31	(2,361)

Transactions with owners
Cash dividends	5	—	—	—	(2,292)	—	(2,292)	(27)	(2,319)
Purchase of treasury shares		—	—	(3)	—	—	(3)	—	(3)

Total transactions with owners		—	—	(3)	(2,292)	—	(2,295)	(27)	(2,322)

Transfer of other reserves to retained earnings		—	—	—	169	(169)	—	—	—

Balance as of June 30, 2016		15,232	109,072	(4,590)	164,247	4,036	287,997	388	288,385

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 AND 2016

			(Millions of yen)
	Note	For the six-month period ended June 30, 2015	For the six-month period ended June 30, 2016
Cash flows from operating activities
Profit for the period before income tax		8,479	3,445
Adjustments for:
Depreciation and amortization		15,440	16,260
Interest and dividends income		(250)	(260)
Interest expense		60	261
Share of loss of equity-method investees		164	393
Loss on disposal of property, plant and equipment		1,093	349
Gain on bargain purchase		(7,931)	—
(Increase) decrease in trade and other receivables		(3,208)	(2,605)
(Increase) decrease in inventories		(7,083)	(6,177)
(Increase) decrease in other assets		(1,159)	(908)
Increase (decrease) in trade and other payables		9,503	2,804
(Increase) decrease in defined benefit liabilities		3	52
Increase (decrease) in other liabilities		(309)	(1,516)
Other		495	(1,533)

Cash provided by operating activities		15,297	10,565
Interest and dividends received		240	249
Interest paid		(173)	(239)
Income taxes paid		(2,689)	(2,575)
Income taxes refund		202	766

Net cash provided by operating activities		12,877	8,766

Cash flows from investing activities
Acquisition of property, plant and equipment		(13,295)	(14,432)
Proceeds from disposal of property, plant and equipment		572	196
Acquisition of subsidiaries, net of cash acquired	3	(7,190)	—
Purchase of other financial assets		(486)	(345)
Proceeds from sales of other financial assets		865	582
Other		(211)	(3)

Net cash used in investing activities		(19,745)	(14,002)

Cash flows of financing activities
Repayment of long-term borrowings		(1,259)	(1,259)
Proceeds from issuance of corporate bonds		29,867	—
Cash dividends paid	5	(2,292)	(2,292)
Cash dividends paid to non-controlling interests		(35)	(27)
Purchases of treasury shares		(3)	(3)
Other		(303)	(221)

Net cash provided by (used in) financing activities		25,975	(3,802)
Effect of movements in exchange rates on cash and cash equivalents		(1)	49
Net increase (decrease) in cash and cash equivalents		19,106	(8,989)
Cash and cash equivalents at the beginning of the period		41,983	79,828

Cash and cash equivalents at the end of the period		61,089	70,839

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

COCA-COLA WEST CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Coca-Cola West Co., Ltd. (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. The Company and its subsidiaries (collectively the “Group”) engages in the purchases and sales, manufacturing, bottling, packaging, distribution and marketing in Japan of soft drinks, such as carbonated beverages, coffee, blended tea and natural water, including those sold under The Coca-Cola Company branding. In addition, the Group engages in the development, manufacturing and sales of various healthcare products. The Company subsequently integrated with five other bottlers beginning in 1999. The Group currently serves 22 prefectures in Japan across the regions of Kinki, Chugoku, Shikoku, and Kyushu, covering a population of approximately 45 million.

The Group’s unaudited condensed interim consolidated financial statements were authorized for issuance by Representative Director & President Tamio Yoshimatsu and Director, Senior Corporate Officer, Senior General Manager of Planning & Finance Division Yasunori Koga on October 31, 2016 and subsequent events had been considered through that date (see Note 9 “Events occurring after the reporting period”).

2.	Basis of presentation of the financial statements

(1)	Applicable financial reporting framework

These unaudited condensed interim consolidated financial statements have been prepared for the purpose of inclusion in a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) of the United States of America and its related accounting regulations.

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s latest annual consolidated financial statements as at and for the year ended 31 December 2015 (‘latest annual financial statements’). These unaudited condensed interim consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last financial statements.

(2)	Functional currency and presentation currency

The unaudited condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All amounts have been rounded to the nearest million, unless otherwise indicated.

(3)	Responsibility for the information and estimates and accounting judgments made

In preparing the unaudited condensed interim consolidated financial statements under IFRS, the management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under circumstances.

The estimates and assumptions are reviewed on an ongoing basis. The effect of adjusting accounting estimates is recognized in the fiscal year in which the estimates are adjusted and in the subsequent fiscal years.

The judgments, estimates and assumptions that have significant impact on the amount in the unaudited condensed interim consolidated financial statements as of and for the six-month period ended June 30, 2016 are consistent with those described in the annual consolidated financial statement for the previous fiscal year ended December 31, 2015 in principle.

(4)	Seasonality of operations

The Group’s operating results during the year typically exhibit seasonal variation, as the demand for non-alcoholic beverages tends to be higher during the summer months. Sales of non-alcoholic beverages are affected by seasonal factors such as weather and temperature due to the products’ refreshing and hydrating characteristics. In particular, inclement weather and low temperatures during the peak summer season could influence the Company’s business results.

3.	Business combination

On May 18, 2015, the Company acquired 100 % of the shares and voting interests in Shikoku Coca-Cola Bottling Co., Ltd. (herein after referred to as “Shikoku CCBC”), a company domiciled in Japan. As a result, the Company obtained control of Shikoku CCBC and its three subsidiaries. Shikoku CCBC manufactures and sells food and beverages. The business combination was consummated in order to maximize the efficiency of the bottling business.

The amount included in selling, general and administrative expenses for the six-month period ended June 30, 2015 is 208 million yen.

The fair value of the consideration, assets acquired and liabilities assumed as of the acquisition date, and gain on bargain purchase were as follows:

(Millions of yen)
Amounts
Consideration transferred (paid in cash)	9,760
Cash and cash equivalents held by the acquiree at acquisition date	(2,570)

Consideration for the acquisition, net of cash acquired	7,190

(Millions of yen)
Amounts
Current assets
Cash and cash equivalents	2,570
Trade and other receivables	3,200
Inventories	4,474
Other	414
Non-current assets
Property, plant and equipment	12,908
Intangible assets	838
Other	2,314

Total assets	26,718

Current liabilities	(8,089)
Non-current liabilities	(933)

Total liabilities	(9,022)

Total identifiable net assets acquired	17,696

(Millions of yen)
Amounts
Consideration transferred (paid in cash)	9,760
Total identifiable net assets acquired	(17,696)
Non-controlling interests	5

Gain on bargain purchase	(7,931)

The fair value of the identifiable assets and liabilities assumed measured at the acquisition date exceeds the consideration transferred. The excess is immediately recognized as a gain on bargain purchase in “Other income”. The gain on bargain purchase is not currently taxable. The Company believes the gain on bargain purchase resulted mainly because Shikoku CCBC was not able to utilize its property, plant and equipment effectively.

Financial results of Shikoku CCBC and its subsidiaries subsequent to the acquisition date included in the unaudited condensed interim consolidated statements of profit or loss for the six-month period ended June 30, 2015 are as follows:

(Millions of yen)
For the six-month period ended June 30, 2015
Net sales	4,241
Net profit for the period	419

The pro forma information of the unaudited condensed interim consolidated financial results of the Group for the six-month period ended June 30, 2015, assuming that the acquisition of Shikoku CCBC and its subsidiaries had been completed at the beginning of the six-month period ended June 30, 2015 is as follows:

(Millions of yen)
For the six-month period ended June 30, 2015
Net sales	209,154
Net profit for the period	7,004

4.	Segment information

(1)	Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing its performance. The Group has identified the following operating segments. No operating segments have been aggregated to form reportable segments.

Reportable segments	Operations
Soft drink	Purchasing, selling, manufacturing, bottling, packaging, distribution and marketing of carbonated beverages such as Coca-Cola, coffee beverages, tea beverages and mineral water in Japan, and vending machine related business.

Healthcare and skincare	Cultivation of kale and manufacturing of healthcare products such as Kale Aojiru series. Manufacturing and sale of food products for specified health use and skincare products. This segment is operated by the group’s wholly owned subsidiary Q’sai Co., Ltd. and its four subsidiaries.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under generally accepted accounting principles in Japan (“Japanese GAAP”) as such information is most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The reportable segments for the six-month period ended June 30, 2015 and 2016 was as follows:

For the six-month period ended June 30, 2015

					(Millions of yen)
	Reportable segments
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net sales	184,704	16,291	200,995	(2,947)	198,048
Segment profit	1,168	1,263	2,431	5,813	8,244
Reconciling items
Finance income					331
Finance expense					(96)

Profit for the period before income tax under IFRS					8,479

For the six-month period ended June 30, 2016

					(Millions of yen)
	Reportable segments
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net sales	202,844	16,463	219,307	(8,246)	211,061
Segment profit	6,991	1,892	8,883	(5,202)	3,681
Reconciling items
Finance income					260
Finance expense					(496)

Profit for the period before income tax under IFRS					3,445

(2)	Geographic information

Substantially all of the Group’s operations are conducted within Japan.

(3)	Major customer

There is no customer to which sales excess 10% of the Group’s total revenue.

5.	Dividends

The following dividends were declared and paid by the Company for the six-month period ended June 30, 2015 and 2016.

For the six-month period ended June 30, 2015

Resolution	Type of share	Total amount of dividends paid (millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 24, 2015 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2014	March 25, 2015

For the six-month period ended June 30, 2016

Resolution	Type of share	Total amount of dividends paid (millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 23, 2016 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2015	March 24, 2016

Dividends payable of which record date was in the six-month period ended June 30, 2016, effective after the period.

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividends resource	Dividend per share (yen)	Dividend record date	Effective date
August 12, 2016 Board of directors meeting	Ordinary	2,401	Retained earnings	22	June 30, 2016	September 1, 2016

6.	Income taxes

Income tax expenses are recognized based on management’s best estimate of the weighted-average annual income tax rate. Effective income tax rate for the six-month period ended June 30, 2015 and 2016 was 19.77% and 40.61%, respectively. Effective income tax rate of 19.77% for the year ended June 30, 2015 is affected by tax effect of gain on bargain purchase of 7,931 million yen, which is not currently taxable.

7.	Fair value measurement

(1)	Fair value hierarchy

Financial instruments that are measured at fair value on a recurring basis after initial recognition are classified into three levels of the fair value hierarchy based on the observability and significance of inputs used for the measurement.

The fair value hierarchy is defined as follows:

Level 1:	Fair value is measured using quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Fair value is measured using inputs other than Level 1 that are observable, either directly or indirectly.

Level 3:	Fair value is measured using unobservable inputs.

If the fair value measurement uses different levels of inputs, the fair value is categorized based on the lowest level of input that is significant to the entire fair value measurement. Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of each quarter.

There were no transfers between level 1 and 2 during the year ended December 31, 2015 and the six-month period ended June 30, 2016.

(2)	Measurement of fair value

Equity securities are measured using quoted prices in active markets for identical assets or liabilities if such prices are available, and are classified as level 1. Where such quoted prices in active markets for identical assets or liabilities are not available, these are measured using quoted prices for identical assets or liabilities in markets that are not active, quoted prices of comparable companies and valuation techniques such as the discounted cash flow model. These are classified as level 2 if all significant inputs such as quoted prices and discount rates that are used for the measurement are observable, whereas if inputs include significant unobservable inputs, they are classified as level 3.

The fair value of unlisted equity securities are calculated using the valuation technique based on the discounted future cash flows, market prices of comparative companies, net asset value and other techniques, and are classified within level 3 of the fair value hierarchy. Unobservable inputs such as discount rates and valuation multiples are used for fair value measurements within level 3 of the fair value hierarchy which are adjusted for certain illiquidity discounts and non-controlling interest discounts, as necessary.

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used. The fair value increases (decreases) as market multiple of a comparable company rise (decline).

Such fair value measurements are conducted by the Corporate Finance Department, which decides on the measurement method for those financial instruments subject to valuation, in accordance with the Group accounting policy.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Available-for-sale equity securities	Comparable multiple method	EBIT multiple: 3.0x-22.3x PBR: 1.2x-2.1x	The estimated fair value would increase (decrease) if market multiple is higher (lower)

EBIT multiple: Enterprise value / EBIT

EBIT: Profit +/- Non-recurring items, such as restructuring costs + Interests + Income taxes

PBR: Price book-value ratio

(3)	Assets and liabilities measured at fair value on a recurring basis

The table below presents financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2015 and June 30, 2016.

As of December 31, 2015

			(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	20,661	189	2,328	23,178

As of June 30, 2016

			(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	15,567	82	2,753	18,402

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values for the six-month period ended June 30, 2015 and 2016.

(Millions of yen)
Equity securities available-for-sale
Balance as of January 1, 2015	2,320
Additions in a business combination	77
Disposal	(75)
Impairment	(36)
Net change in fair value (unrealized)	93

Balance as of June 30, 2015	2,379

(Millions of yen)
Equity securities available-for-sale
Balance as of January 1, 2016	2,328
Disposal	(5)
Loss impairment	(19)
Net change in fair value (unrealized)	449

Balance as of June 30, 2016	2,753

Net change in fair value (unrealized) is included in unrealized holding gain on available-for-sale financial assets.

(4)	Financial assets and liabilities measured at amortized cost

The following table shows the carrying amounts and fair values of financial instruments as of December 31, 2015 and June 30, 2016.

As of December 31, 2015

			(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	52,492	54,236	1,744

As of June 30, 2016

(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	51,255	53,303	2,048

The table does not include financial assets measured at amortized cost whose fair values approximate their carrying amounts.

The principal valuation techniques used for fair value measurements are as follows:

(a)	Borrowings

For borrowings with variable interest rates, fair values are deemed as their carrying amounts, as the rates reflect the market interest rate within the short term. For borrowings with fixed interest rates, fair value is estimated by discounting the total of principal and interest using the current interest rate adjusted for the remaining maturity period of the borrowings and credit risk.

Borrowings with variable interest rates are classified as level 2 of the fair value hierarchy.

(b)	Bonds payable

For bonds payable with quoted prices, the fair value is estimated based on the quoted price. For bonds payable without quoted prices, the fair value is calculated using the present value of future cash flows discounted using the current interest rate adjusted for the remaining maturity period and credit risk. Bonds payable with quoted prices are classified as level 1 of fair value hierarchy and bonds payable without quoted price are classified as level 2 of fair value hierarchy.

8.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the periods. The following table shows the calculation of basic earnings per share for the six-month period ended June 30, 2015 and 2016:

	For the six-month period ended June 30, 2015	For the six-month period ended June 30, 2016
Net profit for the period attributable to owners of the Company (millions of yen)	6,740	2,015

Weighted average number of ordinary shares outstanding (thousands of shares)	109,141	109,138

Basic and diluted earnings per share (yen)	61.76	18.46

9.	Events occurring after the reporting period

The Company and Coca-Cola East Japan Co., Ltd. agreed on September 30, 2016 to integrate their businesses through a share exchange with April 1, 2017 as the expected effective date.

Report of Independent Auditors

The Board of Directors and Shareholders of

Coca-Cola East Japan Co., Ltd.

We have audited the accompanying consolidated financial statements of Coca-Cola East Japan Co., Ltd. and subsidiaries, which comprise the consolidated statements of financial position as of January 1, 2014 and December 31, 2014 and 2015, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola East Japan Co., Ltd. and subsidiaries at January 1, 2014 and December 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

October 31, 2016

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JANUARY 1, 2014, DECEMBER 31, 2014 AND 2015

		(Millions of yen)
	Notes	January 1, 2014	December 31, 2014	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	5	31,229	27,172	23,268
Trade and other receivables	6, 13	45,615	47,299	57,439
Other short-term financial assets	13	2,577	2,052	1,128
Inventories	7	32,170	33,867	35,924
Other current assets	8	6,816	14,940	7,233

Total current assets		118,407	125,330	124,992

Non-current assets:
Property, plant and equipment	11	157,154	183,522	213,319
Intangible assets	12	3,620	6,438	10,608
Long-term financial assets	13	19,751	17,252	16,757
Investments in associates	27	703	1,400	1,021
Deferred tax assets	15	13,582	12,366	9,202
Other non-current assets	9	4,271	5,939	4,415

Total non-current assets		199,081	226,917	255,322

Total assets		317,488	352,247	380,314

Liabilities and Equity
Liabilities
Current liabilities:
Trade and other payables	13	50,712	54,719	64,554
Short-term loans	13	30	16,117	5,160
Current portion of long-term loans	13	—	—	1,235
Short-term lease obligations	13, 26	3,518	3,311	4,001
Provisions	14	130	958	1,152
Income tax payable	15	1,606	2,564	1,136
Other current liabilities	10	9,114	9,654	9,648

Total current liabilities		65,110	87,323	86,886

Non-current liabilities:
Bonds	13	—	13,955	29,905
Long-term loans	13	—	13	2,521
Long-term lease obligations	13, 26	10,765	8,439	5,146
Provisions	14	4,250	3,366	2,524
Retirement benefit liabilities	16	24,647	22,299	20,886
Deferred tax liabilities	15	2,782	2,604	1,014
Other non-current liabilities		1,992	1,803	1,901

Total non-current liabilities		44,436	52,479	63,897

Total liabilities		109,546	139,802	150,783

Equity
Common stock	17	6,500	6,500	6,500
Capital surplus	18	143,137	143,135	157,314
Retained earnings	19	58,041	61,666	63,891
Treasury shares	20	(1,164)	(1,171)	(1,178)
Accumulated other comprehensive income		1,220	1,891	2,420
Stock acquisition rights	23	19	224	421

Equity attributable to owners of the parent		207,753	212,245	229,368
Non-controlling interests		189	200	163

Total equity		207,942	212,445	229,531

Total liabilities and equity		317,488	352,247	380,314

Accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

		(Millions of yen)
		Year ended December 31
	Notes	2014	2015
Revenue		519,053	548,021
Cost of goods sold		(289,330)	(303,429)

Gross profit		229,723	244,592
Selling, general and administrative expenses	21.1	(216,864)	(232,363)
Other operating income	21.3	1,603	1,295
Other operating expenses	21.4	(3,364)	(3,856)
Share of profit/(loss) of associates		707	(572)

Operating profit		11,805	9,096
Finance income	21.5	453	1,084
Finance costs	21.6	(449)	(956)

Profit before tax		11,809	9,224
Income tax expense	15.2	(4,456)	(4,025)

Net profit		7,353	5,199

Net profit attributable to:
- Owners of the parent		7,340	5,187
- Non-controlling interests		13	12

Net profit		7,353	5,199

		(Yen)
Earnings per share:
Basic, profit attributable to owners of the parent	25	60.6	41.4
Diluted, profit attributable to owners of the parent	25	60.6	41.3

Accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

		(Millions of yen)
		Year ended December 31
	Notes	2014	2015
Net profit		7,353	5,199

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit (assets)/liabilities	22	(76)	1,011
Share of other comprehensive loss of associates		(10)	(5)
Items that may be reclassified subsequently to profit or loss
Net gains/(losses) on revaluation of available-for-sale financial assets	13, 22	671	529

Total other comprehensive income		585	1,535

Total comprehensive income		7,938	6,734

Total comprehensive income attributable to:
- Owners of the parent		7,927	6,720
- Non-controlling interests		11	14

Total comprehensive income		7,938	6,734

Accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

		(Millions of yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury shares	Accumulated other comprehensive income/(loss)			Stock acquisition rights	Equity attributable to owners of the parent	Non- controlling interests	Total equity
						Available- for-sale reserve	Remeasurements of defined benefit liabilities/(assets)	Total
Balance as of January 1, 2014		6,500	143,137	58,041	(1,164)	1,220	—	1,220	19	207,753	189	207,942

Total comprehensive income for the year
Profit for the year		—	—	7,340	—	—	—	—	—	7,340	13	7,353
Other comprehensive income/(loss)	22	—	—	—	—	671	(84)	587	—	587	(2)	585

Total comprehensive income/(loss) for the year		—	—	7,340	—	671	(84)	587	—	7,927	11	7,938

Transactions with owners
Acquisition of treasury shares	20	—	—	—	(23)	—	—	—	—	(23)	—	(23)
Disposal of treasury shares	20	—	1	—	2	—	—	—	—	3	—	3
Dividends	24	—	—	(3,631)	—	—	—	—	—	(3,631)	—	(3,631)
Share-based payments	23	—	—	—	—	—	—	—	216	216	—	216
Stock acquisition rights exercised		—	(3)	—	14	—	—	—	(11)	—	—	—
Transfer to retained earnings		—	—	(84)	—	—	84	84	—	—	—	—

Balance as of December 31, 2014		6,500	143,135	61,666	(1,171)	1,891	—	1,891	224	212,245	200	212,445

Total comprehensive income for the year
Profit for the year		—	—	5,187	—	—	—	—	—	5,187	12	5,199
Other comprehensive income	22	—	—	—	—	529	1,004	1,533	—	1,533	2	1,535

Total comprehensive income for the year		—	—	5,187	—	529	1,004	1,533	—	6,720	14	6,734

Transactions with owners
Acquisition of treasury shares	20	—	—	—	(15)	—	—	—	—	(15)	—	(15)
Disposal of treasury shares	20	—	1	—	1	—	—	—	—	2	—	2
Share exchange	27	—	14,175	—	—	—	—	—	—	14,175	—	14,175
Dividends	24	—	—	(3,966)	—	—	—	—	—	(3,966)	—	(3,966)
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	(51)	(51)
Share-based payments	23	—	—	—	—	—	—	—	207	207	—	207
Stock acquisition rights exercised		—	3	—	7	—	—	—	(10)	—	—	—
Transfer to retained earnings		—	—	1,004	—	—	(1,004)	(1,004)	—	—	—	—

Balance as of December 31, 2015		6,500	157,314	63,891	(1,178)	2,420	—	2,420	421	229,368	163	229,531

Accompanying notes to the consolidated financial statements are an integral part of the consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

		(Millions of yen)
	Notes	Year ended December 31
		2014	2015
Operating activities
Profit before tax		11,809	9,224
Adjustments to profit
Depreciation	11	19,284	23,585
Amortization	12	1,797	2,278
Impairment loss		70	9
Movement in allowance for doubtful accounts		(21)	(25)
Dividend income		(168)	(148)
Interest income		(132)	(96)
Share-based payments	23	216	207
Interest expense		401	467
Increase/(decrease) in retirement benefit liabilities		3,387	(5,479)
Share of (profit)/loss of associates		(707)	572
Gain on sale of non-current assets		(602)	(98)
Loss on disposal or sales of non-current assets		806	1,996
Gain on sale of investment securities		(13)	(760)
Changes in assets and liabilities
Increase in trade receivables		(1,333)	(4,545)
(Increase)/decrease in inventories		(1,934)	3,467
(Increase)/decrease in long-term prepayments		(614)	1,460
Increase in trade payables		1,293	2,957
(Decrease)/increase in other payables		(2,343)	2,673
Other items, net		(6,926)	(316)
Other cash flows from operating activities
Interest received		148	99
Dividends received		168	148
Interest paid		(448)	(513)
Income tax paid		(11,153)	(3,679)
Income tax refund received		684	7,990

Net cash flows from operating activities		13,669	41,473

Investing activities
Acquisition of business, net of cash acquired	27	(269)	3,228
Purchase of other investments		—	(85)
Proceeds from disposals of other investments		2,419	4,048
Purchase of property, plant and equipment		(44,049)	(42,593)
Proceeds from disposals of property, plant and equipment		2,896	482
Purchase of intangible assets		(3,479)	(3,647)
Collection of short-term loans receivable		296	12
Increase in long-term loans receivable		(1,157)	(529)
Collection of long-term loans receivable		2,609	938
Proceeds from government grants		—	4,033
Other investing activities		878	(207)

Net cash flows used in investing activities		(39,856)	(34,320)

Financing activities
Increase/(decrease) in short-term loans, net		15,304	(13,157)
Repayments of long-term loans		(17)	(903)
Proceeds from issuance of bonds		14,000	16,000
Disposal of treasury shares		2	1
Acquisition of treasury shares		(23)	(12)
Payments of lease obligations		(3,500)	(9,017)
Payments of dividends		(3,636)	(3,969)

Net cash flows from / (used in) financing activities		22,130	(11,057)

Net decrease in cash and cash equivalents		(4,057)	(3,904)
Cash and cash equivalents at the beginning of the year		31,229	27,172

Cash and cash equivalents at the end of the year	5	27,172	23,268

Accompanying notes to the consolidated financial statements form an integral part of the consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Coca-Cola East Japan Co., Ltd. (“CCEJ” or the “Company”) was formed as a result of the integration of Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and Tone Coca-Cola Bottling Co., Ltd. on July 1, 2013.

On April 1, 2015, Sendai Coca-Cola Bottling Co., Ltd. was acquired and became a wholly-owned subsidiary of the Company through a share exchange (the “Sendai transaction”).

The Company and its subsidiaries (collectively, the “Group”) engage in manufacturing, sales and distribution of non-alcoholic ready-to-drink beverages in Japan. The Company’s registered address is 6-1-20 Akasaka, Minato-ku, Tokyo, Japan.

Refer to Note 27 “Subsidiaries and associates” for an overview of the Group’s subsidiaries and associates.

2. Basis of preparation of consolidated financial statements

2.1 Applicable financial reporting framework

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments measured at fair value.

The consolidated financial statements for the year ended December 31, 2015 are the first financial statements that the Group has prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2014. Previously, the consolidated financial statements were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The impact of the first-time adoption of IFRS on the Group is disclosed in Note 30 “First-time adoption of IFRS.”

The consolidated financial statements were authorized for issuance by the Company’s Chief Executive Officer (“CEO”) and Representative Director Calin Dragan and Chief Financial Officer Jawahar Solai Kuppuswamy on October 31, 2016.

2.2 Standards, amendments and interpretations issued but not yet effective

At the date of authorization for issuance of these consolidated financial statements, the following standards and interpretations have been issued by the IASB but have not yet become effective. The Group will adopt these standards and interpretations when they become effective.

New standards, amendments and interpretations issued		Mandatory application for annual periods beginning on or after:
Amendments to IAS 16 and IAS 38 Acceptable Methods of Depreciation and Amortization (issued in May 2014)	Clarifies acceptable methods of depreciation and amortization of property, plant and equipment, and intangible assets.	January 1, 2016

Amendments to IAS 12 Income Taxes (issued in January 2016)	Clarifies the accounting of deferred tax assets for unrealized losses on debt instruments.	January 1, 2017

New standards, amendments and interpretations issued		Mandatory application for annual periods beginning on or after:
IFRS 9 Financial Instruments (issued in July 2014)	IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.	January 1, 2018

IFRS 15 Revenue from Contracts with Customers (issued in May 2014)	New standard for recognizing revenue. The new standard establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. (Replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC-31.)	January 1, 2018

IFRS 16 Leases (issued in January 2016)	Sets out principles for the recognition, measurement, presentation and disclosures of leases. This new standard replaces IAS 17, IFRIC 4, SIC 15 and SIC 27 and requires all leases to be shown on the statement of financial position.	January 1, 2019

Management of the Company is assessing the potential impact of the application of these standards, amendments and interpretations on the Group’s financial statements.

2.3 Functional and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the Group’s functional currency.

2.4 Responsibility for financial information and estimates and accounting judgments

The preparation of the consolidated financial statements under IFRS requires the Company to make certain accounting estimates and judgments. These are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances. Although the estimates used were based on the best information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates in the future would be applied prospectively from that time, and the effect of the change in the estimates would be recognized in the consolidated statement of profit or loss for the period in question.

The main estimates and assumptions used in the preparation of these consolidated financial statements are as follows:

•	Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment as well as intangible assets with finite useful lives are depreciated or amortized over their estimated useful lives. See Notes 3.5 “Property, plant and equipment,” 3.6 “Intangible assets,” 11 “Property, plant and equipment” and 12 “Intangible assets.”

•	Impairment losses of non-financial assets (property, plant and equipment and intangible assets including goodwill)

Determining whether non-financial assets are impaired requires an estimation of the value-in-use of the cash generating units in order to determine the recoverable amount of the cash generating unit. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present values. Details of determination of cash generating units and recoverable amounts are described in Note 3.8 “Impairment of non-financial assets including goodwill”.

•	Evaluation of occurrence and quantification of provisions and contingent liabilities at year-end

The Group regularly monitors the occurrence of legal and other contingencies. A provision is recognized once a loss arising from such contingencies becomes probable and the amount can be estimated reliably.

•	Estimates for determining value and measuring liabilities arising from defined benefit plans

The Group regularly evaluates the reasonableness of assumptions used in determining values of assets and liabilities associated with defined benefit plans. Details are described in Note 16 “Employee benefits”.

•	Estimation of income tax expense and recoverability of deferred tax assets

The Group regularly reviews the recoverability of deferred tax assets and recognizes deferred tax assets to the extent that it is recoverable. Details are described in Note 3.9 “Income tax” and Note 15 “Income tax”.

•	Purchase price allocation

When accounting for business combinations, the Group is required to recognize identifiable assets acquired and liabilities assumed in a business combination based on fair value. The Company makes judgments and estimates in determining the fair values in applying the purchase price allocation. Any excess of the purchase price over the fair value of net assets acquired is recognized as goodwill, while any deficit is recognized on the acquisition date in the consolidated statement of profit or loss after reassessment of whether the Company has correctly identified and measured all of the assets acquired and all of the liabilities assumed.

2.5 Changes in accounting estimates and policies and correction of errors

The effect of any changes in accounting estimates is accounted for prospectively; it is recognized in the period in which the estimates are revised.

The effect of changes in accounting policies and corrections of errors is recognized, to the extent it is material, as an adjustment to the opening balance of retained earnings based on the cumulative effect, and the impact on the current period is recognized in the consolidated statement of profit or loss for the period together with restated information for the comparative period.

There were no material changes in accounting estimates and policies and no material corrections of errors for the years ended December 31, 2014 and 2015.

2.6 Changes in scope of consolidation and equity method associates

The Company acquired Nitto Pacific Vending Co., Ltd. on January 20, 2014 and Pacific Ace Tokai Co., Ltd. on June 1, 2014. They have been consolidated in the Company’s consolidated financial statements since the acquisition.

Effective from April 1, 2015, as a result of the Sendai transaction, Sendai Coca-Cola Bottling Co., Ltd. and its subsidiaries were accounted for as newly acquired subsidiaries of the Company and have been consolidated in the Company’s consolidated financial statements.

Effective on August 3, 2015, Coca-Cola Business Sourcing Co., Ltd. was newly established by means of a business split from Coca-Cola Business Service Co., Ltd., which was an equity-method associate of the Company. The Company have been accounting for the investment in Coca-Cola Business Sourcing Co., Ltd. under the equity method since the business split. Effective on the same date, Coca-Cola Business Service Co., Ltd., was renamed Coca-Cola IBS Co., Ltd.

3. Significant accounting policies

The significant accounting policies and measurement bases used by the Group in preparing the consolidated financial statements for the years ended December 31, 2014 and 2015 are as follows:

3.1 Basis of consolidation

The following principles are applied in the preparation of the consolidated financial statements:

3.1.1 Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries and are prepared in accordance with uniform accounting policies. Subsidiaries are the investees that are controlled by the Company. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not its voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate the Company has, or does not have, the current ability to direct the relevant activities at the time decisions need to be made, including voting patterns at previous shareholder meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The results of subsidiaries acquired during the year are included in the consolidated statement of profit or loss subsequent to the effective date of acquisition. Similarly, the results of subsidiaries disposed during the year are included in the consolidated statement of profit or loss up to the date of disposal.

The shares of non-controlling interests in equity and profit or loss of subsidiaries are presented in non-controlling interests in the equity section of the consolidated statements of financial position and profit or loss attributable to non-controlling interests in the consolidated statement of profit or loss.

3.1.2 Intra-group eliminations

All debtor and creditor balances and transactions carried out with or among subsidiaries are eliminated on consolidation.

3.1.3 Business combinations

Business combinations are accounted for by applying the acquisition method. In subsequent consolidations, the investment and the net assets of subsidiaries are eliminated based on the amounts obtained by applying the acquisition method described below on the date of acquisition. In accordance with IFRS 3 Business Combinations, the acquisition date is the date on which the Company obtains control of the acquiree.

The consideration transferred is determined at the acquisition date as the sum of the fair values of the identifiable assets transferred, the liabilities incurred or assumed and the equity interests issued by the Company in exchange for control of the acquiree. Other acquisition costs, such as professional fees, are not considered as cost of business combinations and are accounted for as other operating expenses in the consolidated statement of profit or loss.

Non-controlling interests are measured at their proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

3.1.4 Goodwill

Goodwill arising from a business combination is calculated as the difference between the aggregate of the acquisition-date fair value of the recognized assets acquired and liabilities assumed and the consideration of the business combination.

Goodwill is not amortized and is subsequently measured at cost less any accumulated impairment losses. Impairment recognized for goodwill will not be reversed in subsequent reporting periods.

3.1.5 Associates

Associates are entities over which the Group has significant influence, but not control. Typically, this influence is established by a direct or indirect holding of 20% or more of the investee’s voting power.

In the consolidated financial statements, investments in associates are accounted for using the equity method. Under the equity method, the Group recognizes the proportion of the Group’s share of the profit or loss and other comprehensive income of the associate, after adjusting for dividends received and other equity eliminations. The Group’s share of the associates’ profit or loss for the year is recognized in share of profit/(loss) of associates in the consolidated statement of profit or loss, and the Group share of the associates’ other comprehensive income for the year is recognized in share of other comprehensive income of associates in the consolidated statements of comprehensive income. The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Gains or losses from any transactions with associates are eliminated to the extent of the Group’s interest in the associate concerned.

3.2 Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with a maturity of three months or less that are readily convertible to cash and subject to an insignificant risk of changes in value.

3.3 Financial instruments

3.3.1 Financial assets

Classification and measurement

The financial assets held by the Group are classified into the following categories:

•	Loans and receivables: including financial assets arising from the sale of goods in the course of the Group’s trade and other receivables and loans.

•	Available-for-sale (“AFS”) financial assets: including equity instruments and bonds that are listed and traded in an active market and equity instruments not publicly traded.

Loans and receivables are initially measured at the fair value of the consideration given and are subsequently measured at amortized cost using the effective interest rate method less allowance for doubtful accounts. In determining the recoverability of trade receivables, the Group takes into consideration any change in the credit quality of the receivable from the date credit was initially granted through the end of the reporting period. See Note 13.2 “Credit risk” for the movement in allowance for doubtful accounts.

AFS financial assets are initially recognized at fair value plus transaction costs. For investments traded in active markets, fair value is determined by reference to exchange-quoted bid prices. For other investments, fair value is estimated using valuation techniques based on market multiples and other valuation methods. Subsequent changes to fair value are recognized in other comprehensive income, except for impairment losses, which are recognized in profit or loss. The cumulative gain or loss recognized in equity is reclassified to profit or loss as a reclassification adjustment when the AFS assets are derecognized.

Regular purchases and sales of investments are recognized on the trade date, which is the day the Group commits to purchase or sell.

Impairment of financial assets

At least at each reporting date, the Group tests its financial assets for impairment. Objective evidence of impairment includes:

(i)	significant financial difficulty of the issuer or counterparty;

(ii)	default or delinquency in interest or principal payments;

(iii)	it becomes probable that the debtor will enter bankruptcy or financial re-organization;

(iv)	the disappearance of an active market for that financial asset because of financial difficulties.

In the case of equity instruments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

If the recoverable amount of the financial asset is less than its carrying amount, the difference is recognized as an impairment loss in the consolidated statement of profit or loss.

Derecognition

The Group derecognizes financial assets when the contractual rights to the cash flows from the financial asset expire or have been transferred, provided that substantially all the risks and rewards of ownership have been transferred. However, the Group does not derecognize financial assets which it sells while retaining substantially all the risks and rewards of ownership; instead the Group recognizes financial liabilities equal to the consideration received.

3.3.2 Financial liabilities

The financial liabilities held by the Group are mainly financial liabilities recognized at amortized cost. Financial liabilities held by the Group consist of the following and are accounted for as follows:

•	Bank loans and other loans: loans from banks and other lenders are recognized at the amounts received, net of direct transaction costs. Subsequently, they are measured at amortized cost. Interest expense is recognized in the consolidated statement of profit or loss on an accrual basis using the effective interest method and is added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

•	Trade and other payables: payables arising from trade transactions are initially measured at fair value.

•	Bonds: bonds issued by the Company are recognized at fair value of the day issued and are subsequently recognized at amortized cost using the effective interest rate.

The Group derecognizes financial liabilities when the obligations are extinguished.

3.3.3 Offsetting of financial instruments

The Group offsets financial assets against financial liabilities and reports the net amount in the consolidated statement of financial position if, and only if the Group (i) currently has an enforceable legal right to offset the recognized amounts; and (ii) intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.4 Inventories

Inventories are valued at the lower of acquisition price (or production cost) or net realizable value. Trade discounts, rebates or other similar items, and interests incorporated into the nominal amount are deducted from the acquisition cost.

Production costs include the costs of direct materials and any direct labor and manufacturing overheads.

Net realizable value represents the estimated selling price less the estimated costs to be incurred in marketing, sales and distribution.

The Group uses the weighted average cost method to allocate the cost of its inventories. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as expenses in the period the write-down or loss occurs.

3.5 Property, plant and equipment

Property, plant and equipment are measured initially at cost of acquisition or production and installation and subsequently carried net of any accumulated depreciation and accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve assets and which increase the productivity, capacity or efficiency, or extend the useful life of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to the consolidated statement of profit or loss for the year in which they are incurred.

For constructions in progress, related costs are capitalized before the assets are ready for their intended use and the durations of the work exceeds one year. The Group depreciates its property, plant and equipment using the straight-line method over their estimated useful lives, as follows:

Years of estimated useful life
Buildings and structures	2 to 58 years
Machinery, equipment and vehicles	2 to 17 years
Cold drink equipment	4 to 9 years
Tools, furniture and fixtures	2 to 20 years

When events or circumstances indicate potential impairment, the Group performs an impairment test to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount (see Note 3.8 “Impairment of non-financial assets including goodwill”).

Gains or losses arising from the disposal or sales of an asset are determined as the difference between the carrying amount of the asset and its selling price and are recognized in other operating income or other operating expenses in the consolidated statement of profit or loss.

3.6 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments from which benefits will be generated in future years.

Intangible assets acquired separately are initially measured and recognized at cost. The cost of intangible assets acquired in a business combination is recognized at their fair values as of the date of acquisition.

Subsequently, such intangible assets (other than goodwill) are carried at cost less any accumulated amortization and accumulated impairment losses. The Group assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of the useful life based on the period over which an asset is expected to be available for use by the Group.

Intangible assets with finite useful lives are amortized on a straight-line basis over the useful life of the assets. Amortization expense for intangible assets is recognized in the consolidated statement of profit or loss.

Software

The Group recognizes costs incurred to acquire software programs as intangible assets. Maintenance costs for these assets are recognized as other operating expenses in the consolidated statement of profit or loss in the year in which they are incurred.

For software created internally, development costs are capitalized after technical and commercial feasibility of the asset have been established. All other development costs are recognized in profit or loss in the period in which the expenditure is incurred.

Estimated useful lives of software range from five to ten years.

Bottler Franchise Rights

The Group’s bottler franchise rights relate to those acquired through the Sendai transaction based on the bottling agreements with The Coca-Cola Company (“TCCC”), which provide the exclusive rights to manufacture, market, distribute, and sell TCCC-branded products in specified areas. The bottling agreements are for ten-year terms and are renewable without any considerations upon renewal or extension. The Group accounts for bottler franchise rights derived from such bottling agreements as intangible assets with an indefinite useful life. The

Group bases its assessment on the remote likelihood of the agreements not being renewed or extended given the historical relationship with TCCC and the potentially significant adverse impact on the franchisor of not renewing the agreements, therefore there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Group.

The bottler franchise rights are not amortized but are subject to impairment testing on an annual basis or more frequently if there are any existing indications of impairment.

3.7 Leases

The Group determines whether an arrangement is, or contains, a lease based on the substance of the arrangement.

If an arrangement contains a lease, such leases are classified as finance leases when the conditions of the lease agreement indicate that substantially all the risks and rewards incidental to ownership of the asset are transferred. All other leases are classified as operating leases.

Finance leases as a lessee

For finance leases in which the Group acts as a lessee, the Group recognizes the cost of the leased assets as an asset in the consolidated statement of financial position according to the nature of the asset and, simultaneously, a liability for the same amount. This amount is the lower of the fair value of the leased asset or the present value of the minimum lease payments, including any purchase option, when it is reasonably certain that the option will be exercised.

The assets recognized for these types of transactions are depreciated on the basis of their nature using consistent criteria to those applied to property, plant and equipment unless the lease term is shorter.

Operating leases as a lessee

Operating lease payments are recognized in the consolidated statements of profit or loss on a straight-line basis over the lease term.

3.8 Impairment of non-financial assets including goodwill

The Group carries out impairment tests for goodwill and intangible assets with an indefinite useful life at least annually, and for all assets whenever certain circumstances indicate that the carrying amount of an asset or a cash generating unit (“CGU”) may exceed its recoverable amount.

3.8.1 CGU

Operating assets such as production facilities and supply chain facilities independently generating cash flows are considered as one CGU. Other non-financial assets are also allocated to an individual CGU where a reasonable and consistent basis of allocation can be identified. Goodwill, from the acquisition date, is allocated to each CGU, or groups of CGUs, that are expected to benefit from the synergies of the business combination.

Idle assets, which are assets not in use and for which there are no plans to use in the future, are separated from operating assets and are tested for impairment on an individual basis.

3.8.2 Recoverable amount

The recoverable amount of an asset is the higher of fair value less costs of disposal or value-in-use. In determining value-in-use, management estimates the future cash flows expected to be generated by the asset or the CGU and apply a discount rate to calculate present values. The discount rate reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used to measure fair value less costs of disposal.

3.8.3 Impairment and reversal of impairment

If the recoverable amount of an asset or a CGU is determined to be less than its carrying amount, the carrying amount of the asset or the CGU is reduced to its recoverable amount. Impairment losses are recognized as other operating expenses.

At the end of each reporting period, the Group assess whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or many have decreased. Impairment losses recognized in previous periods are reversed if there are indications that the recoverable amount of an asset or a CGU previously impaired has improved. Reversal of impairment is recognized up to the original carrying amount net of depreciation or amortization that would have been recorded had no impairment loss been recognized for the asset. Impairment recognized for goodwill is not reversed.

3.9 Income tax

Income tax includes all current and deferred taxes which are based on taxable profits.

Current tax

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. Current tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred taxes relate to the recognition and derecognition of deferred tax assets and liabilities. They include temporary differences, identified as those differences between the carrying amount of an asset or liability in the statement of financial position and its tax base as well as tax loss carryforwards and unused tax credits. These amounts are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or are expected to be substantively enacted by the end of the reporting period.

Deferred tax assets are only recognized to the extent that it is considered probable that taxable profit will be available against which the deductible temporary difference can be utilized.

Recognized deferred tax assets are reassessed at the end of each reporting period and appropriate adjustments are made if there are changes in future recoverability. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill or other assets and liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable income.

The Group also recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that both of the following conditions are satisfied:

(i)	the Group is able to control the timing of the reversal of the temporary difference; and

(ii)	it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities relating to items recognized directly in equity are recognized in equity and deferred tax assets and liabilities relating to items recognized in other comprehensive income are recognized in other comprehensive income.

The Group offsets tax assets and liabilities only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

3.10 Recognition of revenue and expenses

3.10.1 Revenue

Revenue represents sales of products which are recognized once all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Group; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities in cases of sales to retail stores, and at the point in time that end users purchase the goods in cases of sales through cold drink equipment. Revenue is recorded based on units delivered at list prices less promotional allowances and discounts.

Sales terms do not allow for a right of return except for matters related to any manufacturing defects attributable to the Group. Sales taxes collected from customers and remitted to governmental authorities are not included in revenue and are recognized as liabilities in the consolidated statement of financial position.

3.10.2 Interest and dividends income

Interest income is recognized using the effective interest method and dividends income is recognized when the shareholder’s right to receive payment is established.

3.10.3 Expenses

Expenses are recorded on an accrual basis, therefore, are recognized as incurred, regardless of when the actual payments occur.

3.11 Provisions and contingencies

3.11.1 Provisions

Provisions are recognized for all present obligations (legal or constructive) arising from past events for settlements likely to cause probable outflow of resources that are uncertain as to their amount and/or timing. The consolidated financial statements include all provisions for which it is considered more likely than not that the corresponding obligation will have to be settled.

Provisions are measured at the present value of the best estimate of the amount required to settle the obligation or transfer it, taking into account the information available on the event and its consequences. Adjustments arising from discounting of the provisions are recognized as finance costs when incurred.

The major types of provisions for the Group and the associated amount recognized for each type are as follows:

•	Provision for environmental measures

The amount expected to be paid to handle industrial waste generated.

•	Provision for early termination of agreements

The amount expected to be paid to vendors for early termination fees as indicated in the agreement.

•	Provision for asset retirement obligations

The amount expected to be incurred to restore leased assets to its original state when returning the assets.

3.11.2 Contingent liabilities

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, unless the possibility of an outflow in settlement is considered to be remote.

3.12 Employee benefits

3.12.1 Short-term employee benefit obligations

Short-term employee benefit obligations are measured on an undiscounted basis and are accrued and expensed as the related service is provided. Liabilities are recognized for the amounts expected to be paid as an incentive or vacation pay when the Group has a present legal or constructive obligation to pay this amount and the obligation can be estimated reliably.

3.12.2 Long-term employee benefit obligations

Long-term employee benefits, such as long-service employee awards, are recognized as liabilities when the Group has present legal or constructive obligations to pay as a result of past employee service and the obligation can be estimated reliably. The Group’s long-term employee benefit obligations are calculated by discounting the estimated future amount of the benefit to its present value.

3.12.3 Post-employment obligations

Defined benefit plans

The amount of liability recognized in the consolidated statement of financial position in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligations are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period.

The discount rates are determined based on the market yields of AA credit-rated corporate bonds at the end of each reporting period that have maturity terms approximately to those of the Group’s obligations.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in either cost of goods sold or selling, general and administrative expenses in the consolidated statement of profit or loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period of remeasurement. They are immediately reclassified from accumulated other comprehensive income/(loss) to retained earnings.

Changes in the present value of the defined benefit obligation resulting from plan amendments are recognized immediately in the consolidated statement of profit or loss as past service costs.

Defined contribution plans

Contributions made to defined contribution plans are recognized as expenses as employees render service to the Group.

3.13 Share-based payments

The fair value of stock options at the grant date is recognized as expenses over the vesting period from the grant date, with a corresponding increase in equity. The stock options vest conditionally on continued employment and are released annually upon approval by the Board of Directors. See Note 23 “Share-based payments” for more relevant information.

3.14 Grants

Grants, investment incentives and subsidies are awarded based on requirements set by the Japanese Government. Such grants are recognized when it is reasonably assured that the requirements are met and the grants are to be received. Grants are recognized as a reduction to the amount of the related assets.

3.15 Related party transactions

The Group carries out all transactions with related parties at arm’s length.

3.16 Earnings per share

Basic earnings per share are calculated by dividing profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are calculated by adjusting profit for the year attributable to ordinary equity holders of the parent and the weighted average number of ordinary shares outstanding, for the effect of all dilutive potential ordinary shares.

4. Segment information

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses and whose operating results are reviewed by the chief operating decision maker of the entity regularly to assess the performance and to determine resource allocation, as defined by IFRS 8 Operating Segments.

The Group’s chief operating decision maker is the Company’s Board of Directors, who reviews and evaluates the Group’s operational performance to make decisions for resource allocations. The discrete financial information reviewed by the Board of Directors relates to the entire business of the manufacturing, sales and distribution of non-alcoholic ready-to-drink beverages, which is the Group’s primary business, therefore, no smaller component of the Group’s business constitutes an operating segment pursuant to the conditions set out in IFRS 8. As such, the Board of Directors considers there to be only one operating segment. Further, since all of the revenue in the consolidated statement of profit or loss represent sales in Japan, entity-wide disclosure on geographic information is not prepared. The Group is not reliant on revenues from transactions with any single external customer and does not receive 10% or more of its revenues from transactions with any single external customer.

5. Cash and cash equivalents

Cash and cash equivalents represents the Group’s cash held in financial institutions as well as cash on hand. There are no restrictions on cash and cash equivalents as of January 1, 2014, December 31, 2014 and 2015.

6. Trade and other receivables

The components of trade and other receivables as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Trade receivables	35,871	36,765	44,520
Other receivables	9,795	10,632	12,987

Total trade and other receivables	45,666	47,397	57,507
Allowance for doubtful accounts	(51)	(98)	(68)

	45,615	47,299	57,439

Trade receivables include receivables from sales to third parties by the Group in the ordinary course of business. These receivables do not bear any interest and the collection terms generally range from 10 to 90 days.

7. Inventories

The components of inventories as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Merchandise and finished goods	31,309	32,083	34,360
Raw materials and other supplies	861	1,784	1,564

	32,170	33,867	35,924

Amounts of write-down of inventories of 510 million yen and 331 million yen was recognized in cost of goods sold for the years ended December 31, 2014 and 2015, respectively, for slow-moving and obsolete inventories.

8. Other current assets

The components of other current assets as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Short-term prepayments	5,295	5,244	5,073
Tax refund receivable	1,072	8,815	582
Others	449	881	1,578

	6,816	14,940	7,233

9. Other non-current assets

The components of other non-current assets as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Long-term prepayments	3,741	5,690	4,242
Others	530	249	173

	4,271	5,939	4,415

10. Other current liabilities

The components of other current liabilities as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Deposits received in advance	3,737	3,696	3,743
Vacation accruals	2,266	2,298	2,327
Accrued incentives	1,398	2,011	1,402
Accrued consumption tax	1,181	1,384	1,806
Others	532	265	370

	9,114	9,654	9,648

11. Property, plant and equipment

11.1 Property, plant and equipment

Movements in property, plant and equipment for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
Cost	Buildings and structures	Machinery, equipment and vehicles	Cold drink equipment	Tools, furniture and fixtures	Land	Construction in progress	Total
Balance as of January 1, 2014	36,087	21,216	38,793	1,276	47,168	12,734	157,274
Additions	3,928	14,816	22,746	527	12	6,428	48,457
Acquisition through business combinations	31	6	84	93	214	—	428
Disposals and sales	(202)	(865)	(1,551)	(127)	(1,046)	—	(3,791)
Transfers from construction in progress	1,420	11,221	78	15	—	(12,734)	—
Others	(22)	—	—	(5)	—	—	(27)

Balance as of December 31, 2014	41,242	46,394	60,150	1,779	46,348	6,428	202,341
Additions	3,886	12,105	28,154	787	11	275	45,218
Government grant	—	(4,033)	—	—	—	—	(4,033)
Acquisition through business combinations	5,604	2,972	4,523	125	5,128	1	18,353
Disposals and sales	(419)	(1,774)	(4,572)	(70)	(105)	—	(6,940)
Transfers from construction in progress	1,309	5,047	—	72	—	(6,428)	—

Balance as of December 31, 2015	51,622	60,711	88,255	2,693	51,382	276	254,939

	(Millions of yen)
Accumulated depreciation and impairment losses	Buildings and structures	Machinery, equipment and vehicles	Cold drink equipment	Tools, furniture and fixtures	Land	Construction in progress	Total
Balance as of January 1, 2014	—	—	—	—	120	—	120
Depreciation expenses	3,035	6,663	9,155	431	—	—	19,284
Impairment losses	—	—	—	—	70	—	70
Disposals and sales	(18)	(438)	(175)	(24)	—	—	(655)

Balance as of December 31, 2014	3,017	6,225	8,980	407	190	—	18,819
Depreciation expenses	3,176	8,299	11,647	463	—	—	23,585
Impairment losses	—	—	—	—	9	—	9
Disposals and sales	(28)	(330)	(377)	(58)	—	—	(793)

Balance as of December 31, 2015	6,165	14,194	20,250	812	199	—	41,620

	(Millions of yen)
Carrying amount	Buildings and structures	Machinery, equipment and vehicles	Cold drink equipment	Tools, furniture and fixtures	Land	Construction in progress	Total
Balance as of January 1, 2014	36,087	21,216	38,793	1,276	47,048	12,734	157,154

Balance as of December 31, 2014	38,225	40,169	51,170	1,372	46,158	6,428	183,522

Balance as of December 31, 2015	45,457	46,517	68,005	1,881	51,183	276	213,319

Additions and disposals are mainly related to the purchase, replacements or substitutions of manufacturing facilities and cold drink equipment. Transfers from construction in progress are primarily related to manufacturing facilities. The balances of accumulated depreciation and impairment losses are zero as of January 1, 2014 as the Group elected to apply the deemed cost exemption for all items of property, plant and equipment except for land and construction in progress.

Depreciation expenses of 6,335 million yen and 12,949 million yen were included in cost of goods sold and selling, general and administrative expenses, respectively, for the year ended December 31, 2014 and those of 7,869 million yen and 15,716 million yen were included in cost of goods sold and selling, general and administrative expenses, respectively, for the year ended December 31, 2015.

For the years ended December 31, 2014 and 2015, some parcels of land owned by the Group were idle and consequently their carrying amounts were reduced to recoverable amounts. Recoverable amounts were determined based on the fair values of land. The carrying amounts in excess of the fair value less costs of disposal were 70 million yen and 9 million yen for the years ended December 31, 2014 and 2015, respectively, and were recognized as impairment losses in other operating expenses. There were no other property, plant and equipment with indications of impairment as of December 31, 2014 and 2015.

As part of its energy efficiency and investment promotion policies, the government grants were provided to companies that invest in high technology by Japanese government. 4,033 million yen were recognized as a reduction of the acquisition cost of the related assets for the year ended December 31, 2015.

For the years ended December 31, 2014 and 2015, items of property, plant and equipment were disposed of with a net carrying amount of 3,136 million yen and 6,147 million yen, respectively. Gain on sale of property, plant and equipment of 602 million yen and 98 million yen, respectively, were recognized in other operating income. Loss on disposal or sale of property, plant and equipment of 806 million yen and 1,996 million yen, respectively, were recognized in other operating expenses.

11.2 Property, plant and equipment held under finance leases

The carrying amounts of property, plant and equipment under finance lease agreements as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Machinery, equipment and vehicles	Cold drink equipment	Tools, furniture and fixtures	Total
Balance as of January 1, 2014	12,975	—	1,077	14,052

Balance as of December 31, 2014	9,926	30	838	10,794

Balance as of December 31, 2015	8,223	—	720	8,943

Note: The balances are included in the carrying amounts of each corresponding category of asset in Note 11.1 “Property, plant and equipment” above.

The outstanding obligations under finance lease agreements were 14,283 million yen, 11,750 million yen and 9,147 million yen as of January 1, 2014, December 31, 2014 and 2015, respectively. See Note 26.2 “Finance leases” for more relevant information.

12. Intangible assets

Movements in intangible assets for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
Cost	Goodwill	Software	Bottler Franchise Rights	Others	Total
Balance as of January 1, 2014	—	15,784	—	803	16,587
Additions	—	1,554	—	17	1,571
Acquisitions through business combinations	365	—	—	661	1,026
Internal development	—	2,295	—	—	2,295
Disposals	—	(517)	—	(126)	(643)
Others	—	(26)	—	—	(26)

Balance as of December 31, 2014	365	19,090	—	1,355	20,810
Additions	—	2,490	—	96	2,586
Acquisitions through business combinations	—	214	1,952	4	2,170
Internal development	—	1,764	—	—	1,764
Disposals	—	(56)	—	(70)	(126)

Balance as of December 31, 2015	365	23,502	1,952	1,385	27,204

	(Millions of yen)
Accumulated amortization and impairment losses	Goodwill	Software	Bottler Franchise Rights	Others	Total
Balance as of January 1, 2014	—	12,451	—	516	12,967
Amortization expenses	—	1,648	—	149	1,797
Disposals	—	(301)	—	(91)	(392)

Balance as of December 31, 2014	—	13,798	—	574	14,372
Amortization expenses	—	2,177	—	101	2,278
Disposals	—	(3)	—	(51)	(54)

Balance as of December 31, 2015	—	15,972	—	624	16,596

	(Millions of yen)

Carrying amount	Goodwill	Software	Bottler Franchise Rights	Others	Total
Balance as of January 1, 2014	—	3,333	—	287	3,620

Balance as of December 31, 2014	365	5,292	—	781	6,438

Balance as of December 31, 2015	365	7,530	1,952	761	10,608

Additions and internal development to software for the years ended December 31, 2014 and 2015 related mainly to installations and upgrades mainly on the Group’s ERP systems. Amortization expenses of 52 million yen and 1,745 million yen were included in cost of goods sold and selling, general and administrative expenses, respectively for the year ended December 31, 2014. Amortization expenses of 36 million yen and 2,242 million yen were included in cost of goods sold and selling, general and administrative expenses, respectively for the year ended December 31, 2015.

13. Financial instruments

13.1 Capital management

The Board of Directors of the Company continuously monitors its capital structure to ensure the following:

•	Achieving an optimal debt to equity ratio in order to secure access to the lower cost of capital available

•	Obtaining sufficient funds for daily operation and capital investment to drive growth

•	Securing stable returns (dividends) to be distributed to the shareholders

•	Maintaining the highest achievable credit rating

In order to achieve the objectives above, the Company adjusts its capital structure accordingly in response to changes in business strategies and economic conditions by issuing or buying back shares and changing its dividend policies. The following table provides details for the Company’s net debt to equity ratio as of January 1, 2014, December 31, 2014 and 2015:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Current financial liabilities
Short-term loans	30	16,117	5,160
Current portion of long-term loans	—	—	1,235
Short-term lease obligations	3,518	3,311	4,001

	3,548	19,428	10,396

Non-current financial liabilities
Bonds	—	13,955	29,905
Long-term loans	—	13	2,521
Long-term lease obligations	10,765	8,439	5,146

	10,765	22,407	37,572

Total interest-bearing financial liabilities	14,313	41,835	47,968

Less:
Cash and cash equivalents	(31,229)	(27,172)	(23,268)
Other short-term financial assets	(2,577)	(2,052)	(1,128)

	(33,806)	(29,224)	(24,396)

Net debt	(19,493)	12,611	23,572

Equity	207,942	212,445	229,531

Net debt to equity ratio	(0.09)	0.06	0.10

13.2 Credit risk

Credit risk refers to the risk of a counterparty failing to fulfill contractual obligations and resulting in a financial loss of the Group. Financial instruments that expose the Group to credit risk consist of trade and other receivables and other financial assets. Maximum credit risk on the Group is limited to the carrying amounts of financial assets less impairment as presented in the consolidated financial statements. As of December 31, 2014 and 2015, total amounts of trade and other receivables, other short-term financial assets and long-term financial assets (excluding AFS securities) that were neither past due nor impaired were 53,854 million yen (97% of the total) and 63,749 million yen (98% of the total), respectively.

The credit risk that the group holds is widely diversified due to a large customer base. The Group also continuously monitors the customer’s’ financial condition that appear to have a risk in collecting receivables. The Group records an allowance for doubtful accounts based on collectability assessed through its monitoring activities.

Movements in the allowance for doubtful accounts for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Current	Non-current	Total
Balance as of January 1, 2014	51	260	311

Provision for the year	69	31	100
Reduction due to settlement	(1)	(62)	(63)
Others	(21)	(36)	(57)

Balance as of December 31, 2014	98	193	291

Provision for the year	61	66	127
Reduction due to settlement	—	(37)	(37)
Others	(91)	3	(88)

Balance as of December 31, 2015	68	225	293

13.3 Market risk

In the normal course of business, the Group is exposed to risks of fluctuations in interest rate and price of equity instruments. The Group does not have material exposure to foreign exchange risk due to the small number of transactions that take place in a currency other than Japanese yen.

(1)	Interest rate

The impacts of interest expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2014 and 2015 were considered immaterial and therefore no sensitivity analysis is performed.

(2)	Price of equity instruments

Equity instruments (listed and unlisted) the Group held as AFS financial assets amounted to 8,314 million yen and 8,593 million yen as of December 31, 2014 and 2015, respectively. The Group periodically monitors the fair value of these instruments as well as the financial conditions of the issuers.

A sensitivity test is performed over listed equity instruments at the end of each reporting period. Provided that the equity price increase or decrease by 5%, accumulated other comprehensive income (pre-tax) would change by 304 million yen and 315 million yen as of December 31, 2014 and 2015, respectively.

13.4 Liquidity risk

Liquidity risk refers to the risk that the Group is unable to fulfill its funding needs. The risk is mitigated by matching the volume of cash inflows and outflows supported by lending limits committed by qualified credit institutions, bond issuances, cash and short-term deposits.

The following tables provide details for the contractual or expected maturities of the Group’s financial liabilities as of January 1, 2014, December 31, 2014 and 2015:

	(Millions of yen)
Balance as of January 1, 2014	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Short-term loans	30	30	30	—	—
Lease obligations	14,283	14,677	3,590	11,056	31
Trade and other payables	50,712	50,712	50,712	—	—

	(Millions of yen)
Balance as of December 31, 2014	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Bonds	13,955	14,066	22	14,044	—
Long-term loans	13	13	—	13	—
Short-term loans	16,117	16,117	16,117	—	—
Lease obligations	11,750	12,169	3,559	8,603	7
Trade and other payables	54,719	54,719	54,719	—	—

	(Millions of yen)
Balance as of December 31, 2015	Carrying amount	Contractual cash flows	Less than 1 year	1 to 5 years	More than 5 years
Bonds	29,905	30,264	66	30,198	—
Long-term loans	2,521	2,521	—	2,449	72
Current portion of long-term loans	1,235	1,235	1,235	—	—
Short-term loans	5,160	5,160	5,160	—	—
Lease obligations	9,147	9,482	4,198	5,276	8
Trade and other payables	64,554	64,554	64,554	—	—

13.5 Fair value measurement

Fair value of financial assets and liabilities are determined as follows:

•	Fair values of financial assets or liabilities with standard terms and conditions traded on active liquid markets are determined by reference to their quoted market prices.

•	Fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on market multiples, discounted cash flows, prices from observable market transactions and dealer quotes for similar instruments.

Fair values are categorized into Levels 1 to 3 of the fair value hierarchy as follows:

Level 1: Fair value derived from quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: Fair value derived from inputs for the assets or liabilities that are not based on observable market data (i.e., unobservable inputs).

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of each quarter.

13.5.1 Financial assets and financial liabilities

Financial assets, other than cash and cash equivalents as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Financial assets measured at amortized cost:
Trade and other receivables	45,615	47,299	57,439
Short-term loan receivables (i)	1,072	847	826
Long-term loan receivables (ii)	3,261	2,263	2,164
Long-term deposits and receivables (ii)	5,456	4,944	4,587
Available-for-sale financial assets:
Short-term investment securities (i)	1,505	1,205	302
Long-term investment securities (ii)	11,034	10,045	10,006

Total	67,943	66,603	75,324

Total amounts of (i) and (ii) are presented as other short-term financial assets and long-term financial assets, respectively, in the consolidated statements of financial position.

Financial liabilities as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Financial liabilities measured at amortized cost:
Trade and other payables	50,712	54,719	64,554
Short-term loans	30	16,117	5,160
Current portion of long-term loans	—	—	1,235
Short-term lease obligations	3,518	3,311	4,001
Bonds	—	13,955	29,905
Long-term loans	—	13	2,521
Long-term lease obligations	10,765	8,439	5,146

Total	65,025	96,554	112,522

13.5.2 Fair value of financial assets and liabilities that are measured at fair value on a recurring basis

The following table provides an analysis of financial instruments that have been measured at fair value subsequent to initial recognition.

Financial instruments that are measured at fair value

(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Available-for-sale financial assets
Level 1	4,579	6,087	6,319
Level 2	5,353	2,936	1,715
Level 3	2,607	2,227	2,274

Total	12,539	11,250	10,308

Level 1 consists of equity instruments with quoted prices in an active market, level 2 consists of corporate bonds and level 3 consists of equity instruments that are not traded in an active market.

For level 3 equity instruments, fair value is estimated using valuation techniques based on market multiples and other valuation methods.

Movements of financial assets categorized as Level 3

	(Millions of yen)
	Fair value measurement as of the end of the reporting period
	December 31, 2014	December 31, 2015
Beginning balance	2,607	2,227

Gains or losses recognized
- in profit or loss	—	(13)
- in other comprehensive income (i)	(163)	78
Sale	(22)	(21)
Transfer from Level 3 to Level 1 (ii)	(194)	—
Others	(1)	3

Ending balance	2,227	2,274

(i)	Related loss and gain are included in the line item ‘Net gains/ (losses) on revaluation of available-for-sale financial assets’. Further information is presented in Note 22 “Other comprehensive income”.
(ii)	Some equity instruments were transferred from level 3 to level 1 as they became listed and their quoted prices were available as of December 31, 2014.

13.5.3 Fair value of financial instruments that are not measured at fair value

	(Millions of yen)
	January 1, 2014		December 31, 2014		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Bonds	—	—	13,955	14,030	29,905	30,027
Long-term loans	—	—	13	13	2,521	2,526
Long-term lease obligations	10,765	10,400	8,439	8,626	5,146	5,321

The management assessed that the fair values of cash and cash equivalents, trade and other receivables, short-term loan receivables and short-term loan payable approximate their carrying amounts due to the short-term maturities of these instruments.

As of January 1, 2014 and December 31, 2014 and 2015 there are no significant variances between the fair value and the carrying value of long-term loan receivables and long-term deposits and receivables.

For financial liabilities in above table, the fair value is calculated based on the discounted value of contractual cash flows, with the most significant inputs being the discount rate that reflects the credit risk of counterparties, which are considered to be level 3 in the fair value hierarchy.

14. Provisions

Movements of provisions during the year ended December 31, 2015 were as follows:

	(Millions of yen)
	Provision for environmental measures	Provision for early termination of agreements	Asset retirement obligations	Others	Total
Beginning balance	479	3,126	719	—	4,324

Additions	2	313	5	10	330
Acquisitions through business combination	21	—	176	—	197
Payments	(166)	(939)	(74)	—	(1,179)
Unwinding of discount and effects of changes in discount rate	—	—	4	—	4

Ending balance	336	2,500	830	10	3,676

Current	—	1,109	33	10	1,152
Non-current	336	1,391	797	—	2,524

15. Income tax

15.1 Deferred tax assets and deferred tax liabilities

Movements of deferred tax assets and deferred tax liabilities

Movements of deferred tax assets and deferred tax liabilities before offsetting for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	January 1, 2014	Recognized in profit or loss	Recognized in other comprehensive income	Business combination	December 31, 2014
Deferred tax assets:
Post-employment benefits	8,871	(1,145)	39	82	7,847
Property, plant and equipment	1,991	421	—	—	2,412
Provisions	1,325	(42)	—	—	1,283
Vacation accruals	886	(41)	—	—	845
Unrealized gain on inventories	448	(23)	—	—	425
Tax loss carryforwards	1,466	547	—	—	2,013
Intangibles	195	35	—	—	230
Accrued incentives	715	(9)	—	—	706
Prepayments	222	47	—	—	269
Asset retirement obligation	309	(91)	—	—	218
Accrued expenses	647	(95)	—	—	552
Unrealized losses on investment securities	15	—	(5)	—	10
Accrued business taxes	189	104	—	—	293
Write-down of inventories	23	158	—	—	181
Impairment losses	491	(385)	—	—	106
Others	870	(327)	—	—	543

Total deferred tax assets	18,663	(846)	34	82	17,933

Deferred tax liabilities:
Unrealized gain on land	(4,085)	6	—	—	(4,079)
Unrealized gain on investment securities	(1,117)	—	(368)	—	(1,485)
Intangibles	—	56	—	(233)	(177)
Property, plant and equipment	(2,029)	(307)	—	—	(2,336)
Post-employment benefits	(397)	360	—	—	(37)
Provisions	(19)	18	—	—	(1)
Others	(216)	160	—	—	(56)

Total deferred tax liabilities	(7,863)	293	(368)	(233)	(8,171)

	(Millions of yen)
	December 31, 2014	Recognized in profit or loss	Recognized in other comprehensive income	Business combination	December 31, 2015
Deferred tax assets:
Post-employment benefits	7,847	(1,524)	(476)	1,166	7,013
Property, plant and equipment	2,412	(232)	—	39	2,219
Provisions	1,283	(447)	—	7	843
Vacation accruals	845	(55)	—	—	790
Unrealized gain on inventories	425	205	—	—	630
Tax loss carryforwards	2,013	(1,576)	—	37	474
Intangibles	230	111	—	120	461
Accrued incentives	706	(348)	—	95	453
Prepayments	269	(2)	—	—	267
Asset retirement obligation	218	(24)	—	—	194
Accrued expenses	552	(409)	—	21	164
Unrealized losses on investment securities	10	—	219	—	229
Accrued business taxes	293	(143)	—	3	153
Write-down of inventories	181	(74)	—	1	108
Impairment losses	106	(78)	—	—	28
Others	543	(328)	—	416	631

Total deferred tax assets	17,933	(4,924)	(257)	1,905	14,657

Deferred tax liabilities:
Unrealized gain on land	(4,079)	508	—	—	(3,571)
Unrealized gain on investment securities	(1,485)	—	(96)	(7)	(1,588)
Intangibles	(177)	(71)	—	(611)	(859)
Property, plant and equipment	(2,336)	1,927	—	—	(409)
Post-employment benefits	(37)	100	—	(75)	(12)
Provisions	(1)	1	—	—	—
Others	(56)	26	—	—	(30)

Total deferred tax liabilities	(8,171)	2,491	(96)	(693)	(6,469)

Balances of deferred tax assets and deferred tax liabilities

Balances of deferred tax assets and deferred tax liabilities in the consolidated statement of financial position before offsetting comprised the following.

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Deferred tax assets	18,663	17,933	14,657
Deferred tax liabilities	(7,863)	(8,171)	(6,469)

	10,800	9,762	8,188

Unrecognized deferred tax assets

The deductible temporary differences and tax loss carryforwards for which no deferred tax assets are recognized were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Deductible temporary differences	13,882	13,072	14,079
Tax loss carryforwards	1,149	48	—

Total	15,031	13,120	14,079

Deductible temporary differences mainly relate to the land upon which the Group’s operational facilities are built. As the land is used in the Group’s operations with no specific schedule of sale or disposal of such land, the Group has determined that it is probable that the deductible temporary differences relating to such land will not reverse in the foreseeable future, and therefore no deferred tax assets in connection with deductible temporary differences on such land have been recognized.

15.2 Details of income tax expense

Major components of income tax expense

The major components of current tax expense and deferred tax expense for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Current tax expense
Current tax on profits for the year	3,903	1,592

Total current tax expense	3,903	1,592

Deferred tax expense
Temporary differences	527	2,342
Change in income tax rate	26	91

Total deferred tax expense	553	2,433

Income tax expense	4,456	4,025

Following the promulgation of the “Act on Partial Revision of the Income Tax Act” and “Act on Partial Revision of the Local Tax Act, etc.” on March 31, 2015, the statutory tax rate used for calculating deferred tax assets and deferred tax liabilities for the current fiscal year (only for those expected to be recovered or settled on or after January 1, 2016) has been changed from 35.6% to 33.1% for those expected to be recovered or settled between January 1, 2016 and December 31, 2016, and to 32.2% for those expected to be recovered or settled on or after January 1, 2017. Gain or loss on reversal of deferred tax assets and liabilities (net) at the Company and its consolidated subsidiaries due to the aforementioned changes in tax rates, etc. is separately stated.

Tax rate reconciliation

The reconciliation between the applicable statutory tax rate and average effective tax rate is as follows:

	(%)
	Year ended December 31, 2014	Year ended December 31, 2015
Applicable statutory tax rate	38.0	35.6
Change in tax rate	4.8	4.2
Effect of non-taxable dividend income	(0.3)	(0.2)
Effect of non-deductible expenses of taxable income	1.6	1.6
Change in recoverability of deferred tax assets	(4.6)	(1.1)
Share of profit/(loss) of associates	(2.3)	2.2
Others	0.5	1.3

Average effective tax rate	37.7	43.6

16. Employee benefits

16.1 Defined benefit plans

Description of the Group’s defined benefit plans

The Group was formed by the integration of Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and Tone Coca-Cola Bottling Co., Ltd. on July 1, 2013. The Group at that time comprised more than 20 group companies. While the Group further grew in size and a number of companies after the acquisition of the Sendai Coca-Cola Bottling Co., Ltd. on April 1, 2015, the Group also implemented measures to reorganize the group structure by combining companies with businesses of similar nature, thereby reducing a number of Group companies down to the following by December 31, 2015: Coca-Cola East Japan Co., Ltd., FV East Japan Co., Ltd., Coca-Cola East Japan Products Co., Ltd., and Mikuni Service Co.

In the course of the reorganization, the Group also implemented measures to transition the Group’s employees from the retirement benefit plans the Group offered previously to new plans that comprise lump-sum retirement benefit plans and defined contribution corporate pension plans. Coca-Cola East Japan Products Co., Ltd. transitioned to the new plans in 2014 and Coca-Cola East Japan Co., Ltd. and FV East Japan Co., Ltd. transitioned to the new plans in 2015. As a result, as of December 31, 2015, the Group operated the aforementioned new plans as well as defied benefit corporate plans that the Group previously offered, which had been frozen after the transition to the new plans.

The lump-sum retirement benefits are paid at the amounts calculated based on base salaries multiplied by certain rates, as reduced by contributions to the defined contribution plans. The lump-sum retirement benefit plans are unfunded. The defined benefit corporate pension plans provide benefits based on accumulated retirement points granted in accordance with years of service, duties, and other factors.

The Company has an obligation to make employee benefit contributions in accordance with the applicable laws and regulations. Under the Defined Benefit Corporate Pension Act in Japan, the Company recalculates the amount of pension contribution every five years to ensure its funding obligations will be met. The Company established a benefit committee comprised of employees appointed by the CEO. The committee holds periodic meetings to review plan asset balances and investment performance and to decide upon investment changes within policy parameters set by the Company’s Board of Directors.

Plan assets are invested in assets that balance risks of declining values with providing returns that enable the Company to settle its defined benefit obligations as they come due. Defined benefit obligations are based on pension actuarial assumptions. There is a risk that these assumptions may change.

Balance of the defined benefit obligations and the plan assets

The amounts of the defined benefit obligations and the plan assets recognized in the consolidated statement of financial position as of January 1, 2014, December 31, 2014 and 2015 were determined as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Present value of defined benefit obligations - funded	79,876	81,225	87,329
Fair value of plan assets	(67,827)	(71,218)	(74,099)

Deficit of funded plans	12,049	10,007	13,230
Present value of defined benefit obligations - unfunded	12,598	12,292	7,656

Retirement benefit liabilities	24,647	22,299	20,886

Movements in the defined benefit obligations

Movements in the defined benefit obligations for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
At the beginning of the period	92,474	93,517
Current service cost	1,912	1,962
Interest cost	1,330	1,042
Remeasurements
Losses from change in demographic assumptions	128	—
Losses/(gains) from change in financial assumptions	4,712	(276)
Experience gains	—	(53)
Past service cost	(1,183)	(4,542)
Benefit payments from plan assets	(4,620)	(4,631)
Benefit payments from the Company	(1,477)	(679)
Acquisition of businesses	255	8,645
Others	(14)	—

At the end of the period	93,517	94,985

Movements in the fair value of plan assets

Movements in the fair value of plan assets for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
At the beginning of the period	67,827	71,218
Interest income	983	830
Return on plan assets excluding interest income	4,725	1,158
Contributions by employers	2,332	900
Benefit payments from plan assets	(4,620)	(4,631)
Acquisition of businesses	—	4,658
Others	(29)	(34)

At the end of the period	71,218	74,099

Fair value of the plan assets by classes

The plan assets as of January 1, 2014, December 31, 2014 and 2015 were comprised as follows:

	(Millions of yen)
	January 1, 2014			December 31, 2014			December 31, 2015
Class of plan assets	With a quoted market price in an active market	Without a quoted market price in an active market	Total	With a quoted market price in an active market	Without a quoted market price in an active market	Total	With a quoted market price in an active market	Without a quoted market price in an active market	Total
Japanese equity instruments	—	19,147	19,147	—	16,782	16,782	—	8,442	8,442
Overseas equity instruments	—	11,604	11,604	—	11,968	11,968	—	19,308	19,308
Japanese bonds	—	15,100	15,100	—	19,040	19,040	—	5,094	5,094
Overseas bonds	—	11,236	11,236	—	12,202	12,202	—	23,887	23,887
Alternative investments	—	2,553	2,553	—	2,637	2,637	—	3,942	3,942
Life insurance general accounts	—	7,496	7,496	—	7,524	7,524	—	13,379	13,379
Others	214	477	691	251	814	1,065	—	47	47

Total	214	67,613	67,827	251	70,967	71,218	—	74,099	74,099

The assets in the pension funds included common stock issued by the Company, whose amounts were not significant.

The majority of plan assets are invested through commingled funds. Commingled funds are pools of assets commingled together to benefit from professional management and through economy of scale. Investors own shares of the fund whose fair value is measured based on the net asset value of the underlying investment provided by the fund administrator. The plan assets managed by the funds are invested into marketable securities such as Japanese equity instruments, overseas equity instruments, Japanese bonds and overseas bonds in active markets.

Major assumptions

Major assumptions used for the actuarial valuations were as follows:

	January 1, 2014	December 31, 2014	December 31, 2015
Discount rate	1.20~1.90%	0.75~1.45%	0.85~1.20%
Salary increase rate	1.50~2.00%	1.50~2.00%	1.50~2.00%
Life expectation on retirement age
Retiring today	Males 23.6, Females 29.3	Males 23.6, Females 29.3	Males 23.6, Females 29.3
Retiring in 20 years	Males 25.3, Females 31.1	Males 25.3, Females 31.1	Males 25.3, Females 31.1

Sensitivity analyses

Sensitivity analyses of the effect of changes in key assumptions on the defined benefit obligations as of December 31, 2014 and 2015 are as follows:

	(Millions of yen)
	December 31, 2014	December 31, 2015
	Increase/(decrease)	Increase/(decrease)
Discount rates:
Increase by 25 bps	(2,941)	(2,873)
Decrease by 25 bps	3,101	3,024
Salary increase rates
Increase by 50 bps	93	68
Decrease by 50 bps	(83)	(64)
Mortality
Increase in expected life by 1 year	2,356	2,412

Each increase and decrease in the table above assumes that only one assumption is changed, with all other assumptions remaining unchanged. In practice, however, changes in multiple assumptions may occur in a mutually interrelated manner.

The weighted average duration of defined benefit obligations as of December 31, 2014 and 2015 was 13.06 years and 12.55 years, respectively.

Funding policy for plan assets

The funding status of plan assets is reviewed on an annual basis. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

Expected contribution

Expected contribution to the defined benefit plans for the year ending December 31, 2016 is 112 million yen.

16.2 Defined contribution plans

The amounts recognized as expenses for the defined contribution plans that the group offers were 1,406 million yen and 1,710 million yen for the years ended December 31, 2014 and 2015, respectively. The expenses were included in cost of goods sold and selling, general and administrative expenses in the consolidated statement of profit or loss.

17. Common stock

The numbers of shares authorized and issued as of January 1, 2014, December 31, 2014 and 2015 were as follows:

	(Shares)
	December 31, 2014 (and January 1, 2014 for number of shares authorized)	December 31, 2015
Number of shares authorized
Ordinary shares with no par value	487,000,000	487,000,000
Number of shares issued
As of the beginning of the year	121,898,978	121,898,978
Increase during the year (i)	—	5,781,166

As of the end of the year	121,898,978	127,680,144

(i)	The increase of 5,781,166 shares for the year ended December 31, 2015 was due to a share exchange with the shareholders of Sendai Coca-Cola Bottling Co., Ltd. on April 1, 2015.

The Company’s share capital as of December 31, 2014 and 2015 comprised 121,898,978 and 127,680,144 fully subscribed and paid ordinary shares of the same class and series, respectively.

18. Capital surplus

Capital surplus of the Group includes additional paid-in capital of the Company, which represents the Company’s legal capital surplus. Under the Companies Act of Japan (“the Companies Act”), at least 50% of the proceeds of certain issues of common shares shall be credited to common stock. The remainder of the proceeds shall be credited to additional paid-in capital. The Companies Act permits the transfer of amounts from additional paid-in capital to common stock with approval of the shareholders’ meeting.

19. Retained earnings

Retained earnings include a reserve in which the Company is required to classify as legal earnings reserve by law. The Companies Act provides that 10% of a dividend of retained earnings shall be appropriated as additional paid-in capital or as a legal earnings reserve until the aggregate amount of additional paid-in capital and the legal earnings reserve reaches 25% of common stock. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to retained earnings upon approval of the shareholders’ meeting.

20. Treasury shares

Treasury shares acquired by the Group are recognized at the value of the consideration paid and are deducted directly from equity.

The movement of the Company’s treasury shares for the year ended December 31, 2014 and 2015 were as follows:

	(Shares)
	Year ended December 31, 2014	Year ended December 31, 2015
Treasury shares
As of the beginning of the year	856,494	854,430
Increase during the year	9,499	6,590
Decrease during the year	(11,563)	(5,366)

As of the end of the year	854,430	855,654

The increase in the number of treasury shares was due to the purchases of fractional shares from shareholders. The decrease in the number of treasury shares was due to the sale of fractional shares to shareholders and the exercise of stock options by Company’s directors and executives.

21. Income and expenses

21.1 Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Sales commissions	55,029	57,568
Salaries, wages and incentives including retirement benefit expenses	52,366	55,140
Distribution expenses	44,676	48,566
Depreciation	12,949	15,716
Welfare expenses	8,802	9,904
Advertisement and promotion expenses	9,626	8,704
Cold drink equipment maintenance expenses	6,425	8,292
Outsourcing expenses	5,974	6,583
IT related expenses	5,535	6,491
Building maintenance expenses	5,723	5,763
Amortization	1,745	2,242
Others	8,014	7,394

Total selling, general and administrative expenses	216,864	232,363

21.2 Compensation and incentives

The components of compensation and incentives included in cost of goods sold and selling, general and administrative expenses for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Salaries and wages including retirement benefit expenses	49,690	53,432
Welfare expense	9,842	10,643
Incentives	7,075	8,643

Total compensation and incentives	66,607	72,718

Details of post-employment benefits including defined benefit plans and defined contribution plans are disclosed in Note 16 “Employee benefits.”

21.3 Other operating income

The components of other operating income for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Rental income	372	388
Gain on sale of recycled materials	355	282
Gain on sale of non-current assets	602	98
Others	274	527

Total other operating income	1,603	1,295

21.4 Other operating expenses

The components of other operating expenses for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Loss on disposal or sale of non-current assets	806	1,996
Restructuring costs	1,922	879
Others	636	981

Total other operating expenses	3,364	3,856

21.5 Finance income

The components of finance income for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Gain on sale of investment securities	13	760
Dividend income	168	148
Interest income	132	96
Others	140	80

Total finance income	453	1,084

21.6 Finance costs

The components of finance costs for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Interest expense	401	467
Lease cancellation costs	48	467
Others	—	22

Total finance costs	449	956

22. Other comprehensive income

Deferred and current taxes on each item of other comprehensive income for the years ended December 31, 2014 and 2015 were as follows:

	(Millions of yen)
	Year ended December 31, 2014			Year ended December 31, 2015
	Total	Tax	Net of tax	Total		Tax	Net of tax
Other comprehensive income attributable to owners of the parent
Share of other comprehensive loss of associates	(10)	—	(10)	(5)		—	(5)
Net gains/(losses) on revaluation of available-for-sale financial assets	1,044 (i)	(373)	671	406	(i)	123	529
Remeasurements of defined benefit liabilities (assets)	(112)	38	(74)	1,484		(475)	1,009

Subtotal	922	(335)	587	1,885		(352)	1,533
Other comprehensive income attributable to non-controlling interests
Net gains/(losses) on revaluation of available-for-sale financial assets	—	—	—	—		—	—
Remeasurements of the defined benefit liabilities (assets)	(3)	1	(2)	3		(1)	2

Subtotal	(3)	1	(2)	3		(1)	2

Total other comprehensive income	919	(334)	585	1,888		(353)	1,535

(i)	Of which, loss of 9 million yen and gain of 740 million yen were reclassified from other comprehensive income to profit or loss in the years ended December 31, 2014 and December 31, 2015, respectively.

23. Share-based payments

23.1 Details of share-based payments

The Company has a stock option plan for its directors and executives. The purpose of the plan is to align long-term shareholder value with the long-term incentives of the Company’s directors and executives as well as to retain key members of management.

Annually, the Board of Directors determines the eligible directors and executives and grants an eligible number of stock options to these directors and executives under the condition that they render services over the vesting period.

The Company issued long-term equity-settled incentives to its directors and executives in the form of stock options during the years ended December 31, 2014 and 2015. Stock options granted are accounted for as share-based payments transactions. Expenses recorded in the consolidated statement of profit or loss from shared-based payments transactions were 216 million yen and 207 million yen for the years ended December 31, 2014 and 2015, respectively.

23.2 Determination of fair value of stock options

In determining the expenses for stock options for the years ended December 31, 2014 and 2015, the Company used the Black-Scholes model to determine the fair value of the stock options. The following table details the assumptions used in the Black-Scholes model for the options granted in the years ended December 31, 2014 and 2015.

	Coca-Cola East Japan Co., Ltd. No.1	Coca-Cola East Japan Co., Ltd. No.2	Coca-Cola East Japan Co., Ltd. No.3
Grant date	April 16, 2014	May 28, 2014	April 16, 2015
Share price as of grant date (yen)	2,315	2,454	2,564
Exercise price (yen)	1	1	1
Expected volatility	26.217%	26.638%	30.288%
Expected remaining option life (years)	3	3	3
Dividends yield (yen)	32	32	32
Risk free rate	0.102%	0.102%	0.005%

The expected volatility was determined based on recent historical daily share price volatility from the grant date to the forecasted remaining period.

The weighted-average fair value of the stock options granted during the years ended December 31, 2014 and 2015, was 2,214 yen and 2,438 yen, respectively.

Grant date	Number of stock options granted	Expiration date	Exercise price (Yen)	Fair value as of the grant date (Yen)	Vesting condition
May 9, 2012	24,900	May 9, 2032	1	918	Note 1
May 14, 2013	19,900	May 14, 2033	1	1,566	Note 1
April 16, 2014	56,300	April 16, 2034	1	2,113	Note 2
May 28, 2014	72,900	May 28, 2034	1	2,292	Note 2
April 16, 2015	72,100	April 16, 2035	1	2,438	Note 2

Note 1: Stock options granted become exercisable only within 10 days (if the final day is a holiday, the period will be extended to the next working day) from the day following the day on which the option holder ceases to be a director or an executive officer of the Company.

Note 2: Stock options granted are generally not exercisable within three years from the date of grant provided that in the case of retirement or expiration of term of office, options become exercisable from the day following the expiration date of the term of office.

23.3 Numbers and weighted-average exercise prices of stock options

The weighted-average exercise price of the outstanding stock options was 1 yen for the years ended December 31, 2014 and 2015.

	Year ended December 31, 2014		Year ended December 31, 2015
	Number of shares	Weighted average exercise price (Yen)	Number of shares	Weighted average exercise price (Yen)
Outstanding at the beginning of the year	17,700	1	136,400	1

Granted	129,200	1	72,100	1
Exercised (i)	(10,500)	1	(4,900)	1

Outstanding at the end of the year	136,400	1	203,600	1

Exercisable at the end of the year	—		—
Weighted-average remaining contractual life of options outstanding at end of period (Years)	19.28		18.64

(i)	The weighted-average share price at the date of exercise of options exercised during the years ended December 31, 2014 and 2015 was 2,195 yen and 2,297 yen, respectively.

24. Dividends

Dividends paid during the years ended December 31, 2014 and 2015 were as follows:

	Year ended December 31, 2014
Resolution	Amount (Millions of yen)	Dividends per share (Yen)
Ordinary general meeting of shareholders held on March 28, 2014	1,694	14
Board of Directors’ meeting held on August 6, 2014	1,937	16

	Year ended December 31, 2015
Resolution	Amount (Millions of yen)	Dividends per share (Yen)
Ordinary general meeting of shareholders held on March 30, 2015 (i)	1,937	16
Board of Directors’ meeting held on August 6, 2015	2,029	16

(i)	Dividends announced were recorded on December 31, 2014 and were effective on March 31, 2015.

Dividends whose record date was in the latest fiscal year ended but effective date was in the following fiscal year were as follows:

	Year ended December 31, 2015
Resolution	Amount (Millions of yen)	Dividends per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on March 29, 2016	2,029	16	December 31, 2015	March 30, 2016

25. Earnings per share (EPS)

The following tables present the earnings for the year and share data used in the basic and diluted EPS computations:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Profit attributable to owners of the parent	7,340	5,187

	(Number of shares)
	Year ended December 31, 2014	Year ended December 31, 2015
Weighted average number of ordinary shares for basic EPS (i)	121,047,933	125,399,031
Effects of dilution from:
Stock options	51,105	171,625

Weighted average number of ordinary shares adjusted for the effect of dilution	121,099,038	125,570,656

(i)	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transactions during the year.

	(Yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Basic EPS	60.6	41.4
Diluted EPS	60.6	41.3

26. Commitments

26.1 Operating leases

As of January 1, 2014 and December 31, 2014 and 2015, the Group had non-cancellable leases with the following minimum lease payments:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
No later than one year	351	395	385
Between one and five years	537	323	156

	888	718	541

The amounts recognized as expense in the consolidated statement of profit or loss during the years ended December 31, 2014 and 2015 were 3,369 and 3,168 million yen, respectively. Operating lease charges are included in cost of goods sold and selling, general and administrative expenses.

26.2 Finance leases

As of January 1, 2014 and December 31, 2014 and 2015, the Group, as lessee, held the following assets under finance leases:

	(Millions of yen)
January 1, 2014	Minimum lease payments				Present values of minimum lease payments
Item	No later than one year	Between one and five years	Later than five years	Minimum lease payments	No later than one year	Between one and five years	Later than five years	Present value of minimum lease payments
Machinery, equipment and vehicles	3,100	10,211	5	13,316	3,041	9,945	5	12,991
Tools, furniture and fixtures	211	277	2	490	199	252	1	452
Cold drink equipment	279	568	24	871	278	542	20	840

	3,590	11,056	31	14,677	3,518	10,739	26	14,283

	(Millions of yen)
December 31, 2014	Minimum lease payments				Present values of minimum lease payments
Item	No later than one year	Between one and five years	Later than five years	Minimum lease payments	No later than one year	Between one and five years	Later than five years	Present value of minimum lease payments
Machinery, equipment and vehicles	3,246	7,251	—	10,497	3,010	7,104	—	10,114
Tools, furniture and fixtures	112	137	1	250	103	122	—	225
Cold drink equipment	201	1,215	6	1,422	198	1,208	5	1,411

	3,559	8,603	7	12,169	3,311	8,434	5	11,750

	(Millions of yen)
December 31, 2015	Minimum lease payments				Present values of minimum lease payments
Item	No later than one year	Between one and five years	Later than five years	Minimum lease payments	No later than one year	Between one and five years	Later than five years	Present value of minimum lease payments
Machinery, equipment and vehicles	3,822	4,851	—	8,673	3,634	4,730	—	8,364
Tools, furniture and fixtures	301	308	—	609	298	295	—	593
Cold drink equipment	75	117	8	200	69	113	8	190

	4,198	5,276	8	9,482	4,001	5,138	8	9,147

26.3 Capital commitments

Significant capital expenditures contracted for the purchase of property, plant and equipment and intangible assets as of December 31, 2015 but not yet recognized as liabilities were 1,709 million yen.

27. Subsidiaries and associates

27.1 Details of significant subsidiaries

The Group was formed by the integration of Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and Tone Coca-Cola Bottling Co., Ltd. on July 1, 2013.

Details of the Company’s significant subsidiaries are as follows:

		Proportion of shares held (%)
Name of subsidiary	Place of incorporation	December 31, 2014	December 31, 2015
Coca-Cola Central Japan Co., Ltd. (i)	Yokohama-city, Kanagawa, Japan	100.0%	—
Mikuni Coca-Cola Bottling Co., Ltd. (i)	Okegawa-city, Saitama, Japan	100.0%	—
Tokyo Coca-Cola Bottling Co., Ltd. (i)	Minato-ku, Tokyo, Japan	100.0%	—
Tone Coca-Cola Bottling Co., Ltd. (i)	Noda-city, Chiba, Japan	100.0%	—
FV East Japan Co., Ltd. (ii)	Minato-ku, Tokyo, Japan	—	100.0%
FV Central Co., Ltd. (ii)	Higashi-ku, Nagoya, Japan	100.0%	—
Mikuni Foods Co., Ltd. (ii)	Okegawa-city, Saitama, Japan	100.0%	—
Urban Vend-X Network Co., Ltd. (ii)	Minato-ku, Tokyo, Japan	100.0%	—
EX - Service Co., Ltd. (ii)	Noda-city, Chiba, Japan	100.0%	—
Sendai Coca-Cola Bottling Co., Ltd.	Aoba-ku, Sendai, Japan	—	100.0%
Coca-Cola East Japan Products Co., Ltd.	Minato-ku, Tokyo, Japan	100.0%	100.0%

(i)	Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and Tone Coca-Cola Bottling Co., Ltd. were merged into CCEJ on January 1, 2015.
(ii)	FV East Japan Co., Ltd. was formed on April 1, 2015 after the integration by FV Central Co., Ltd., Mikuni Foods Co., Ltd., Urban Vend-X Network Co., Ltd., EX- Service Co., Ltd., and four other companies.

27.2 Business combination

Sendai Coca-Cola Bottling Co., Ltd. (“the acquiree”) and its subsidiaries became wholly-owned subsidiaries of the Company through a share exchange on April 1, 2015. The acquiree engaged primarily in the production and sales of non-alcoholic ready-to-drink beverages. The purpose of the business combination was to enhance business operation efficiency in eastern Japan.

The acquiree’s financial results for the period from April 1, 2015 to December 31, 2015 have been included in the consolidated financial statements of the Group for the year ended December 31, 2015.

Details of the business combination

The Sendai transaction was carried out through a share exchange with a share exchange ratio between the Company and the acquiree of 2.563:1. The Company requested a third party appraiser, to assist in calculating and assessing the fairness of the share exchange ratio. Based on the procedures performed by the appraiser and taking into account other considerations such as the financial position of the two parties, performance, and stock price trends, the Company and the acquiree agreed to the acquisition based on the share exchange ratio noted above. The total number of shares of the Company transferred as part of the transaction was 5,781,166. Based on the fair value of the shares transferred at the acquisition date, the fair value of the consideration was calculated to be 14,175 million yen. In addition, transaction costs including advisory fees of 89 million yen were recognised as other operating expenses in the consolidated statement of profit or loss.

Assets acquired and liabilities assumed

Details of the assets acquired and liabilities assumed on the date of the acquisition are as follows:

(Millions of yen)
Cash and cash equivalents	3,228
Trade and other receivables	6,063
Inventories	4,988
Other current assets	561
Property, plant and equipment	18,353
Intangible assets	2,170
Other non-current assets	3,859

Total assets	39,222

Trade and other payables	3,257
Short-term loans	3,528
Other current liabilities	5,974
Long-term loans	3,306
Lease obligations	3,661
Retirement benefit liabilities	3,987
Other non-current liabilities	1,334

Total liabilities	25,047

Net assets	14,175

The fair value of trade and other receivables represents the gross contractual amount receivable, as 100% of the balance is expected to be collected given the short-term maturity of the amount.

Revenue and net profit

Revenue and net profit of the acquiree recognized in the consolidated statement of profit or loss for the period from April 1, 2015 (acquisition date) to December 31, 2015 were as follows:

(Millions of yen)
Revenue	42,563
Net loss	613

For informational purposes, the impact on the consolidated statements of profit or loss is calculated based on the unaudited informations as if the business combination were carried out on the first day of the fiscal year ended December 31, 2015.

(Millions of yen)
Revenue	562,209
Operating profit	8,294
Profit before tax	9,113
Net profit	4,995

27.3 Investments in associates

Details of the Company’s associates, which are not individually significant, are as follows:

			Proportion of shares held (%)
Name of associates	Principal activity	Place of incorporation	December 31, 2014	December 31, 2015
Coca-Cola Business Sourcing Co., Ltd. (i)	Procurement of direct materials and cold drink equipment	Minato-ku, Tokyo	—	39.80%

Coca-Cola Customer Marketing Co., Ltd.	Sale of beverages to key accounts	Minato-ku, Tokyo	41.97%	47.00%

Coca-Cola IBS Co., Ltd. (i)	IT system development and maintenance	Shibuya-ku, Tokyo	33.25%	38.50%

(i)	Coca-Cola IBS Co., Ltd. was renamed from Coca-Cola Business Service Co., Ltd., on August 3, 2015. See Note 2.6 “Changes in scope of consolidation and equity method associates” for more details.

28. Related party transactions and balances

28.1 Transactions with related parties

Related party transactions for the years ended December 31, 2014 and 2015 are as follows:

		(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Coca-Cola (Japan) Co., Ltd. (i)
Rebates for purchases of concentrates and marketing related reimbursements	63,985	69,105
Purchases of concentrates	172,351	203,165

Associates
Procurement of raw materials	67,812	72,151
Procurement of cold drink equipment	19,573	19,221
Loans to associates	1,142	321
Loan repayments from associates	1,507	913

(i)	Coca-Cola (Japan) Co., Ltd. is the Company’s franchisor and a wholly-owned subsidiary of TCCC, an entity which has a significant influence over the Company based on certain factors including its ownership stake in the Company.

28.2 Balances with related parties

The amount of related party balances in the consolidated statement of financial position as of January 1, 2014, December 31, 2014 and December 31, 2015 were as follows:

	(Millions of yen)
	January 1, 2014	December 31, 2014	December 31, 2015
Coca-Cola (Japan) Co., Ltd.
Trade payables	7,417	11,926	16,000
Other receivables	6,139	6,757	8,266

Associates
Loan receivables	3,359	2,994	2,843
Trade payables	4,792	4,637	5,500
Other payables	773	1,204	1,127

29. Remuneration of key management personnel

The following table presents the details for remuneration of key management personnel for the years ended December 31, 2014 and 2015:

	(Millions of yen)
	Year ended December 31, 2014	Year ended December 31, 2015
Compensation	430	426
Share-based payments	175	124
Incentives	32	37

Total	637	587

30. First-time adoption of IFRS

30.1 Transition to IFRS

The consolidated financial statements for the year ended December 31, 2015 are the first consolidated financial statements the Group has prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2014. The latest consolidated financial statements prepared in accordance with Japanese GAAP were for the year ended December 31, 2015.

IFRS 1 First-time Adoption of International Financial Reporting Standards, in principle, requires first-time adopters to apply IFRS retrospectively. However, as mandatory exceptions, the retrospective application of some aspects of IFRS is prohibited, and they shall be applied prospectively from the date of transition to IFRS. The following exceptions were applied:

a.	Accounting estimates

With regard to accounting estimates used for consolidated financial statements in accordance with IFRS, new information received afterward is not reflected. The estimates in accordance with IFRS at the date of transition to IFRS are consistent with estimates made for the same date in accordance with Japanese GAAP.

b.	Non-controlling interests

The Company applies the following requirements of IFRS 10 Consolidated Financial Statements prospectively from the date of transition to IFRS:

•	The requirement that total comprehensive income attributable to owners of the parent and to the non-controlling interests is recorded even if this results in the non-controlling interests having a deficit balance; and

•	The requirements for accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control.

IFRS also allows first-time adopters to voluntarily elect to use exemptions from some requirements of IFRS. The Company applied the following exemptions:

a.	Business combinations

The Company has elected not to apply IFRS 3 Business Combinations, retrospectively to business combinations that occurred before the date of transition to IFRS.

b.	Deemed cost

The Company has elected to measure the items of property, plant and equipment except for land and construction in progress at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

c.	Leases

The Company elected to apply the transitional provisions in IFRIC 4 Determining whether an Arrangement contains a Lease and determined whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

The Company has made necessary adjustments to the consolidated financial statements prepared in accordance with Japanese GAAP that had already been disclosed in the course of the preparation of the consolidated financial statements in accordance with IFRS.

The table below presents reconciliations required to be disclosed under the first-time adoption of IFRS. Items that do not affect retained earnings or comprehensive income are included in “Reclassification” of the reconciliation. Items that affect retained earnings or comprehensive income are included in “Differences in recognition and measurement.”

30.2 Reconciliation of equity as of January 1, 2014

(Items related to consolidated statement of financial position)

							(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and deposits	29,901	(111)	—	1,439		31,229	Cash and cash equivalents
Notes and accounts receivable - trade	35,934	9,669	—	12	(a)	45,615	Trade and other receivables
Short-term investment securities	1,505	1,072	—	—	(b)	2,577	Other short-term financial assets
Merchandise and finished products	31,262	1,091	(212)	29	(c)	32,170	Inventories
Raw materials and supplies	1,931	(1,931)	—	—	(c)	—
Deferred tax assets	2,679	(2,679)	—	—	(d)	—
Short-term loans receivable	961	(961)	—	—	(b)	—
Accounts receivable-other	9,720	(9,720)	—	—	(a)	—
Others	6,803	—	—	13		6,816	Other current assets
Allowance for doubtful accounts	(51)	51	—	—	(a)	—

Current assets	120,645	(3,519)	(212)	1,493		118,407	Total current assets

Noncurrent assets							Non-current assets
Property and equipment, net	158,700	840	(2,410)	24	(c),A	157,154	Property, plant and equipment
Intangible assets	3,617	—	1	2		3,620	Intangible assets
Investment securities	10,646	8,462	583	60	(e)	19,751	Long-term financial assets
Stocks of subsidiaries and associates	386	—	490	(173)	C	703	Investments in associates
Long-term loans receivable	3,050	(3,050)	—	—	(e)	—
Deferred tax assets	5,664	2,275	5,623	20	(d),D	13,582	Deferred tax assets
Others	12,042	(7,792)	(1)	22	(e)	4,271	Other non-current assets
Allowance for doubtful accounts	(260)	260	—	—	(e)	—

Noncurrent assets	193,845	995	4,286	(45)		199,081	Total non-current assets

Assets	314,490	(2,524)	4,074	1,448		317,488	Total assets

						(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Liabilities							Liabilities and equity
Current liabilities							Current liabilities
Accounts payable - trade	21,510	28,897	28	277	(f)	50,712	Trade and other payables
Short-term loans payable	30	—	—	—		30	Short-term loans
Lease obligations	3,090	—	428	—	E	3,518	Short-term lease obligations
Accounts payable-other and accrued expenses	28,897	(28,897)	—	—	(f)	—
Accrued consumption taxes	1,171	(1,171)	—	—	(g)	—
Provision for incentives	1,265	(1,135)	—	—	(g)	130	Provisions
Provision for directors’ incentives	132	(132)	—	—	(g)	—
Income taxes payable	1,586	—	—	20		1,606	Income tax payable
Others	3,608	2,438	2,266	802	(g),F	9,114	Other current liabilities

Current liabilities	61,289	—	2,722	1,099		65,110	Total current liabilities

Long-term liabilities							Non-current liabilities
Lease obligations	10,054	—	709	2	E	10,765	Long-term lease obligations
Provision for environmental measures	360	3,920	(49)	19	(h)	4,250	Provisions
Provision for retirement benefits	17,580	(2,103)	9,091	79	(e),G	24,647	Retirement benefit liabilities
Provision for directors’ retirement benefits	368	(368)	—	—	(h)	—
Provision for early termination	3,173	(3,173)	—	—	(h)	—
Deferred tax liabilities	2,678	(404)	515	(7)	(d),D	2,782	Deferred tax liabilities
Others	2,796	(396)	(425)	17	(h),H	1,992	Other non-current liabilities

Noncurrent liabilities	37,009	(2,524)	9,841	110		44,436	Total non-current liabilities

Total liabilities	98,298	(2,524)	12,563	1,209		109,546	Total liabilities

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity
Capital stock	6,500	—	—	—		6,500	Common stock
Capital surplus	143,137	—	—	—		143,137	Capital surplus
Retained earnings	67,034	—	(9,044)	51	I	58,041	Retained earnings
Treasury stock	(1,164)	—	—	—		(1,164)	Treasury shares

Shareholders’ equity	215,507	—	—	—		—
Valuation difference on available-for-sale securities	868	(868)			(i)	—
Deferred gains (losses) on hedges	(202)	202	—	—	(i)	—
Remeasurements of defined benefit plans	—	—	—	—	(i)	—
	—	666	555	(1)	(i),J	1,220	Accumulated other comprehensive income
Stock acquisition rights	19	—	—	—		19	Stock acquisition rights

	216,192	—	(8,489)	50		207,753	Equity attributable to owners of the parent
	—	—	—	189		189	Non-controlling interests

Net assets	216,192	—	(8,489)	239		207,942	Total equity

Liabilities and net assets	314,490	(2,524)	4,074	1,448		317,488	Total liabilities and equity

30.3 Reconciliation of equity as of December 31, 2015

(Items related to consolidated statement of financial position)

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and deposits	21,579	(5)	—	1,694		23,268	Cash and cash equivalents
Notes and accounts receivable - trade	44,565	12,874	—	—	(a)	57,439	Trade and other receivables
Short-term investment securities	302	826	—	—	(b)	1,128	Other short-term financial assets
Merchandise and finished products	34,361	1,722	(159)	—	(c)	35,924	Inventories
Raw materials and supplies	3,378	(3,378)	—	—	(c)	—
Deferred tax assets	2,241	(2,241)	—	—	(d)	—
Short-term loans receivable	821	(821)	—	—	(b)	—
Accounts receivable-other	13,184	(13,184)	—	—	(a)	—
Others	6,981	243	—	9		7,233	Other current assets
Allowance for doubtful accounts	(68)	68	—	—	(a)	—

Current assets	127,344	(3,896)	(159)	1,703		124,992	Total current assets

Noncurrent assets							Non-current assets
Property and equipment, net	210,319	1,655	1,322	23	(c),A	213,319	Property, plant and equipment
Intangible assets	8,361	—	2,010	237	B	10,608	Intangible assets
Investment securities	9,720	6,524	462	51	(e)	16,757	Long-term financial assets
Stocks of subsidiaries and affiliates	324	—	836	(139)	C	1,021	Investments in associates
Long-term loans receivable	1,972	(1,972)	—	—	(e)	—
Deferred tax assets	4,731	2,241	2,161	69	(d),D	9,202	Deferred tax assets
Others	9,225	(4,777)	(33)	—	(e)	4,415	Other non-current assets
Allowance for doubtful accounts	(225)	225	—	—	(e)	—

Noncurrent assets	244,427	3,896	6,758	241		255,322	Total non-current assets

Assets	371,771	—	6,599	1,944		380,314	Total assets

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Liabilities							Liabilities and equity
Current liabilities							Current liabilities
Accounts payable - trade	29,150	34,986	—	418	(f)	64,554	Trade and other payables
Short-term loans payable	5,160	—	—	—		5,160	Short-term loans
Current portion of long-term loans payable	1,235	—	—	—		1,235	Current portion of long-term loans
Lease obligations	3,401	—	600	—	E	4,001	Short-term lease obligations
Accounts payable-other and accrued expenses	34,986	(34,986)	—	—	(f)	—
Accrued consumption taxes	1,785	(1,785)	—	—	(g)	—
Provision for incentives	1,365	(213)	—	—	(g)	1,152	Provisions
Provision for directors’ incentives	37	(37)	—	—	(g)	—
Income taxes payable	1,100	—	—	36		1,136	Income tax payable
Others	4,449	2,035	2,325	839	(g),F	9,648	Other current liabilities

Current liabilities	82,668	—	2,925	1,293		86,886	Total current liabilities

Long-term liabilities							Non-current liabilities
Bonds	30,000	—	(95)	—		29,905	Bonds
Long-term loans	2,521	—	—	—		2,521	Long-term loans
Lease obligations	4,493	—	645	8	E	5,146	Long-term lease obligations
Provision for environmental measures	336	2,169	—	19	(h)	2,524	Provisions
Provision for retirement benefits	17,598	—	3,255	33	G	20,886	Retirement benefit liabilities
Provision for early termination	1,393	(1,393)	—	—	(h)	—
Deferred tax liabilities	1	—	905	108	D	1,014	Deferred tax liabilities
Others	1,814	(776)	773	90	(h),H	1,901	Other non-current liabilities

Noncurrent liabilities	58,156	—	5,483	258		63,897	Total non-current liabilities

Total liabilities	140,824	—	8,408	1,551		150,783	Total liabilities

	(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Equity							Equity
Shareholders’ equity
Capital stock	6,500	—	—	—		6,500	Common stock
Capital surplus	157,314	—	—	—		157,314	Capital surplus
Retained earnings	68,455	—	(4,795)	231	I	63,891	Retained earnings
Treasury stock	(1,178)	—	—	—		(1,178)	Treasury shares

Shareholders’ equity	231,091	—	—	—		—
Valuation difference on available-for-sale securities	2,151	(2,151)	—	—	(i)	—
Deferred gains or losses on hedges	(464)	464	—	—	(i)	—
Remeasurements of defined benefit plans	(2,252)	2,252	—	—	(i)	—
	—	(565)	2,986	(1)	(i),J	2,420	Accumulated other comprehensive income
Stock acquisition rights	421	—	—	—		421	Stock acquisition rights

Total net assets, including minority interest	230,947	—	(1,809)	230		229,368	Equity attributable to owners of the parent
	—	—	—	163		163	Non-controlling interests

Net assets	230,947	—	(1,809)	393		229,531	Total equity

Liabilities and net assets	371,771	—	6,599	1,944		380,314	Total liabilities and equity

30.4 Adjustment to comprehensive income for the fiscal year ended December 31, 2015

(Items related to consolidated statement of profit or loss)

						(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Revenue	563,162	(17,990)	—	2,849	(j)	548,021	Revenue
Cost of goods sold	(302,088)	(56)	(1)	(1,284)		(303,429)	Cost of goods sold

Gross profit	261,074	(18,046)	(1)	1,565		244,592	Gross profit
Selling, general and administrative expenses	(250,283)	17,385	2,254	(1,719)	(j),K	(232,363)	Selling, general and administrative expenses
	—	1,361	(85)	19	(l)	1,295	Other operating income
	—	(3,736)	(26)	(94)	(k)	(3,856)	Other operating expenses
	—	134	(706)	—	(l),L	(572)	Share of profit/(loss) of associates

Operating income	10,791	(2,902)	1,436	(229)		9,096	Operating profit
Non-operating income	1,368	(1,368)	—	—		—
Non-operating expenses	(1,748)	1,748	—	—	(k)	—
	—	1,049	35	—	(l)	1,084	Finance income
	—	(936)	(17)	(3)	(k)	(956)	Finance costs

Ordinary income	10,411	—	—	—		—
Extraordinary income	1,176	(1,176)	—	—	(l)	—
Extraordinary loss	(3,301)	3,301	—	—	(k)	—

Loss or income before income taxes	8,286	(284)	1,454	(232)		9,224	Profit before tax
Income taxes-current	(1,957)	1,957	—	—	(m)	—
Income taxes-deferred	(975)	975	—	—	(m)	—

	—	(2,648)	(1,446)	69	(m)	(4,025)	Income tax expense

Income before minority interests	5,354	—	8	(163)		5,199	Net profit

							Net profit attributable to :
	5,354	—	8	(175)		5,187	- Owners of the parent
	—	—	—	12		12	- Non-controlling interests

Net loss or income	5,354	—	8	(163)		5,199	Net profit

(Items related to consolidated statement of other comprehensive income)

						(Millions of yen)
Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in recognition and measurement	Difference in the scope of consolidation	Notes	IFRS	Presentation under IFRS
Income before minority interests	5,354	—	8	(163)		5,199	Net profit
Other comprehensive income							Other comprehensive income
							Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	1,465	—	(459)	5	G	1,011	Remeasurement of defined benefit liabilities
	—		(5)	—		(5)	Share of other comprehensive income/(loss) of associates
							Items that may be reclassified subsequently to profit or loss
Valuation difference on available-for-sale securities	507	—	22	—		529	Net gains/(losses) on revaluations of available-for-sale financial assets
Share of other comprehensive income of associates accounted for using equity method	(767)	—	767	—	M	—

Total other comprehensive income	1,205	—	325	5		1,535	Total other comprehensive income

Comprehensive income	6,559	—	333	(158)		6,734	Total comprehensive income

30.5 Notes to the reclassification

The following reclassifications that did not affect retained earnings or comprehensive income were are made for the transition to IFRS.

(a)	Under Japanese GAAP, notes and accounts receivable - trade, accounts receivable - other and allowance for doubtful accounts are presented as separate components. Under IFRS, they are all included in trade and other receivables.

(b)	Under Japanese GAAP, short-term investment securities and short-term loans receivables are presented separately. Under IFRS, they are reclassified as other short-term financial assets.

(c)	Under Japanese GAAP, “merchandise and finished products” and “raw materials and supplies” are presented separately. Under IFRS, they are reclassified as inventories. Also, maintenance and replacement parts which are presented as raw materials and supplies under Japanese GAAP are classified as property, plant and equipment under IFRS.

(d)	All deferred tax assets and liabilities classified as current items under Japanese GAAP are reclassified as non-current items under IFRS.

(e)	Under Japanese GAAP, investment securities, long-term loans receivable and allowance for doubtful accounts are presented separately. Under IFRS, they are reclassified as long-term financial assets. Also, some part of other non-current assets under Japanese GAAP are reclassified as long-term financial assets and retirement benefit liabilities under IFRS.

(f)	Under Japanese GAAP, “accounts payable - trade” and “accounts payable - other and accrued expenses” are presented separately. Under IFRS, they are reclassified as trade and other payables.

(g)	Under Japanese GAAP, accrued consumption taxes, provision for incentives and provision for directors’ incentives are presented separately. Under IFRS, they are classified as other current liabilities.

(h)	Under Japanese GAAP, provision for directors’ retirement benefits, provision for environmental measures and provision for early termination of agreements are presented separately. Also, long-term asset retirement obligations are included into other non-current liabilities. Under IFRS, they are reclassified as provisions (non-current liabilities).

(i)	Under Japanese GAAP, valuation difference on AFS securities, deferred gains/(losses) on hedges and remeasurements of defined benefit plans are presented separately. Under IFRS, they are reclassified as accumulated other comprehensive income.

(j)	Under Japanese GAAP, promotional allowance is presented as selling, general and administrative expenses. Under IFRS, they are accounted for as deduction of revenue. Accordingly, promotional allowance amounting to 17,990 million yen is reclassified from selling, general and administrative expenses to revenue (deduction thereof) for the fiscal year ended December 31, 2015.

(k)	Upon transition to IFRS, extraordinary loss separately presented under Japanese GAAP is reclassified into other operating expenses and finance costs under IFRS. At the same time, finance costs included in non-operating expenses under Japanese GAAP are separated and presented as finance costs under IFRS. Moreover, cost of defective products which was presented as extraordinary loss under Japanese GAAP is reclassified into cost of goods sold.

(l)	Upon transition to IFRS, extraordinary income separately presented under Japanese GAAP is reclassified into other operating income and finance income under IFRS. At the same time, finance income included in non-operating income under Japanese GAAP are separated and presented as finance income under IFRS. Also, share of profit/(loss) of associates accounted for using equity method included in non-operating income/(expense) under Japanese GAAP is separated and presented as share of profit/(loss) of associates under IFRS.

(m)	Under Japanese GAAP, income taxes-current and income taxes-deferred are presented separately. Under IFRS, they are reclassified as income tax expense.

30.6 Notes to the differences in recognition and measurement

In transitioning to IFRS, the Company recorded the following adjustments to retained earnings or comprehensive income.

A.	Property, plant and equipment

Upon transition to IFRS, the fair value of items of property, plant and equipment except for land and construction in progress was used as their deemed cost as of January 1, 2014, using the exemption allowed under IFRS 1. The carrying amount reported under Japanese GAAP and the corresponding fair value of the items of property, plant and equipment that were applied deemed cost was 100,070 million yen and 97,372 million yen as of January 1, 2014, respectively. As a result of the application of deemed cost, the amount of property, plant and equipment decreased by 2,698 million yen and increased by 2,003 million yen as of January 1, 2014 and December 31, 2015, respectively.

B.	Intangible assets

As a result of applying business combination accounting under IFRS, a bottler franchise right which amounts to 1,952 million yen is newly recognized and recorded in intangible assets as of December 31, 2015, whereas it is not recognized under Japanese GAAP.

C.	Investments in associates

The Group’s associates which are accounted for under the equity method adopt Japanese GAAP in preparing their separate financial statements. The financial information of such associates were converted to comply with IFRS, for the purpose of the Group’s application of equity method accounting under IFRS. As a result, the investments in associates increased by 490 million yen as of January 1, 2014 and 836 million yen as of December 2015, respectively.

D.	Deferred tax assets / liabilities

Due to the differences in the recognition and measurement requirements, additional deferred tax assets of 5,623 million yen and deferred tax liabilities of 515 million yen were recognized under IFRS as of January 1, 2014. For the same reason, additional deferred tax assets of 2,161 million yen and deferred tax liabilities of 905 million yen were recognized under IFRS as of December 31, 2015.

E.	Short-term lease obligations / Long-term lease obligations

Under Japanese GAAP, certain items of assets under leases with small amounts are allowed to be not recognized on the balance sheet. In order to comply with IFRS, the Company re-examined the scope of assets under leases and those items not recognized under Japanese GAAP are recognized as assets on the balance sheet under IFRS. As a result, additional lease obligations in the amounts of 428 million yen and 709 million yen as of January 1, 2014, and 600 million yen and 645 million yen as of December 31, 2015, were recognized in other short-term financial liabilities and other long-term financial liabilities, respectively.

F.	Other current liabilities

Pursuant to Japanese GAAP, the Group did not recognize vacation accruals to which the employees are entitled. Under IFRS, such accruals in the amounts of 2,266 million yen and 2,325 million yen were recognized, which resulted in increases of other current liabilities, as of January 1, 2014 and December 31, 2015, respectively.

G.	Retirement benefit liabilities / Remeasurements of defined benefit liabilities

Upon transition to IFRS, additional retirement benefit liabilities in the amount of 9,091 million yen and 3,255 million yen were recognized as of January 1, 2014 and December 31, 2015, respectively, which arose from certain differences between Japanese GAAP and IFRS as described below. Under Japanese GAAP, actuarial gains and losses and past-service costs are initially recognized in other comprehensive income and are reclassified to profit or loss each period over certain period not longer than the average remaining service periods of the employees. Under IFRS, remeasurements of the retirement benefit liabilities including actuarial gain and loss recognized in other comprehensive income are not reclassified to profit or loss in a subsequent period but may be transferred within equity. Also, under IFRS, past-service costs resulting from plan amendments are recognized in the consolidated statement of profit or loss when such amendments occur.

In addition, under Japanese GAAP, the expected return on pension assets is calculated by the excepted rate of return that is determined based on the yield on extremely low-risk long-term debt securities, however, under IFRS, there is no concept of expected return on plan assets and the retirement benefit liabilities are calculated by applying the discount rate, which reference to market yield of AA credit-rated corporate bonds. Further under IFRS, mortality rates that took into account the future change prediction were used for actuarial calculations, whereas under Japanese GAAP, such future change prediction is not required to be reflected into the rate.

H.	Other non-current liabilities

Under Japanese GAAP, certain obligations relating to retirement benefit liabilities were included in non-current liabilities. Under IFRS, those obligations were remeasured and reclassified into retirement benefit liabilities as of January 1, 2014 and onwards, resulting in a decrease of 1,069 million yen.

On the other hand, under Japanese GAAP, certain special vacations awarded to employees with long service history were not recognized. Under IFRS, these vacations accruals in the amounts of 644 million yen as of January 1, 2014 and 772 million yen as of December 31, 2015 were recognized as other non-current liabilities.

I.	Retained earnings

The following table presents significant differences in the recognition and measurement requirements that affected retained earnings:

		(Millions of yen)
	As of January 1, 2014	As of December 31, 2015
Retained earnings under Japanese GAAP	67,034	68,455
Differences in recognition and measurement
Adjustments to deemed cost for property, plant and equipment	(2,434)	478
Recognition and measurement of assets under IFRS business combination accounting	—	531
Equity method accounting adjustments	500	565
Remeasurement of retirement benefit liabilities	(5,045)	(4,273)
Recognition of liabilities for vacation accruals	(1,380)	(1,537)
Recognition of liabilities for other long-term employee benefits	(407)	(514)
Others	(278)	(45)

Subtotal	(9,044)	(4,795)
Differences in the scope of consolidation	51	231

Retained earnings under IFRS	58,041	63,891

Note: Amounts in the table above are presented in net of tax effects.

J.	Accumulated other comprehensive income

Upon transition to IFRS, accumulated other comprehensive income increased by 555 million yen and by 2,986 million yen due to the differences in the recognition and measurement requirements as of January 1, 2014 and December 31, 2015, respectively. The differences in the recognition and measurement requirements as of January 1, 2014 comprised the following two major elements: i) valuation difference on available-for-sale securities (353 million yen); and ii) adjustments on deferred gains or losses on hedge accounting (202 million yen). Also, the differences in the recognition and measurement requirements as of December 31, 2015 comprised the following three major elements: i) valuation difference on available-for-sale securities (270 million yen); ii) adjustments on deferred gains or losses on hedge accounting (464 million yen); and iii) retirement benefit liabilities (2,252 million yen).

K.	Selling, general and administrative expenses

Upon transition to IFRS, retirement benefit expenses decreased by 2,709 million yen for the fiscal year ended December 31, 2015 due to the change of difference of retirement benefit accounting under Japanese GAAP and IFRS as described in “G. Retirement benefit liabilities / Remeasurements of defined benefit liabilities” section. Also, due to the change in the scope of property, plant and equipment, depreciation expenses increased by 347 million yen for the fiscal year ended December 2015.

L.	Share of profit/(loss) of associates

Upon transition to IFRS, the financial information of associates accounted for under the equity method was converted in accordance with IFRS, and share of profit/(loss) of associates decreased by 707 million yen for the fiscal year ended December 31, 2015.

M.	Share of other comprehensive income of associates accounted for using equity method

Under Japanese GAAP, hedge accounting was used on hedge transactions in some associates and the deferred portion of the evaluation was recognized in other comprehensive income. Under IFRS, no hedge accounting is used and no other comprehensive income is recognized.

30.7 Notes to the differences in the scope of consolidation

The effect of change in the scope of consolidation from Japanese GAAP to IFRS is separately presented in the reconciliations above.

Under Japanese GAAP, Nitto Pacific Vending Co., Ltd (Nitto PV), which engages in operations of vending machines, as well as some other subsidiaries were not consolidated or accounted for under the equity method until, in case of Nitto PV, when it was merged into FVEJ on April 1, 2015, because Nitto PV and the other subsidiaries were considered immaterial pursuant to the specific requirements under Japanese GAAP. For the purpose of preparing financial statements under IFRS, the Company consolidated Nitto PV and the other subsidiaries.

30.8 Notes to the reconciliation of the statement of cash flows

There are no material reconciliation items between the consolidated statements of cash flows prepared and presented based on IFRS and Japanese GAAP.

31. Events after the reporting period

Business Integration with Coca-Cola West Co., Ltd.

The Company and Coca-Cola West Co., Ltd. (head office: Fukuoka City, Fukuoka, “CCW”), have agreed to a statutory share exchange between the two companies under the Companies Act of Japan pursuant to which all of the shares of the Company will be exchanged for shares of CCW, and the Company will thereby become a wholly owned subsidiary of CCW. On September 30, 2016, the two companies entered into an integration agreement and a related share exchange agreement setting forth the exchange ratio and other terms of the transaction.

In the share exchange, each shareholder of the Company will receive 0.75 shares of CCW common stock for each share of the Company’s common stock that such shareholder holds. The share exchange ratio will not be adjusted for changes in the market prices of either company’s common stock, but may be modified in case of circumstances that occur or are discovered that may have significant impact on the calculation of the share exchange ratio upon discussion and agreement by both companies. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, subject to certain exceptions, to a wholly owned subsidiary of CCW, or New CCW, through an absorption-type corporate split under the Companies Act of Japan. CCW is expected to be renamed Coca-Cola Bottlers Japan Inc., or CCBJI, following the consummation of the share exchange and corporate split.

The share exchange may only be completed upon the approval of the share exchange agreement by shareholders of the Company and CCW and certain other conditions being satisfied. Under the current schedule, if the shareholders of the Company and CCW approve the share exchange agreement in their respective shareholders’ meetings (both scheduled in late March 2017) and the other conditions are satisfied, the share exchange is expected to become effective on April 1, 2017.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

			(Millions of yen)
	Notes	December 31, 2015	June 30, 2016
Assets
Current assets:
Cash and cash equivalents		23,268	21,161
Trade and other receivables		57,439	59,896
Other short-term financial assets	5	1,128	876
Inventories		35,924	41,636
Other current assets		7,233	12,292

Total current assets		124,992	135,861

Non-current assets:
Property, plant and equipment		213,319	210,856
Intangible assets		10,608	11,224
Long-term financial assets	5	16,757	15,071
Investments in associates		1,021	857
Deferred tax assets		9,202	13,726
Other non-current assets		4,415	4,497

Total non-current assets		255,322	256,231

Total assets		380,314	392,092

Liabilities and Equity
Liabilities
Current liabilities:
Trade and other payables		64,554	61,105
Short-term loans	6	5,160	29,000
Current portion of long-term loans		1,235	1,040
Short-term lease obligations	5,6	4,001	890
Provisions		1,152	1,056
Income tax payable		1,136	1,854
Other current liabilities		9,648	9,186

Total current liabilities		86,886	104,131

Non-current liabilities:
Bonds	5	29,905	29,920
Long-term loans	5	2,521	2,029
Long-term lease obligations	5,6	5,146	612
Provisions		2,524	2,469
Retirement benefit liabilities	7	20,886	33,282
Deferred tax liabilities		1,014	828
Other non-current liabilities		1,901	1,588

Total non-current liabilities		63,897	70,728

Total liabilities		150,783	174,859

Equity
Common stock		6,500	6,500
Capital surplus		157,314	157,324
Retained earnings		63,891	52,280
Treasury shares		(1,178)	(1,153)
Accumulated other comprehensive income		2,420	1,629
Stock acquisition rights		421	480

Equity attributable to owners of the parent		229,368	217,060
Non-controlling interests		163	173

Total equity		229,531	217,233

Total liabilities and equity		380,314	392,092

Accompanying notes to the interim condensed consolidated financial statements are an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

		(Millions of yen)
		Six months ended June 30
	Notes	2015	2016
Revenue		257,103	265,862
Cost of goods sold		(141,690)	(145,830)

Gross profit		115,413	120,032
Selling, general and administrative expenses		(112,368)	(116,562)
Other operating income		729	496
Other operating expenses		(1,872)	(1,122)
Share of loss of associates		(217)	(521)

Operating profit		1,685	2,323
Finance income		228	251
Finance costs		(396)	(546)

Profit before tax		1,517	2,028
Income tax expense		(587)	(775)

Net profit		930	1,253

Net profit attributable to:
- Owners of the parent		922	1,244
- Non-controlling interests		8	9

Net profit		930	1,253

Earnings per share:		(Yen)
Basic, profit attributable to owners of the parent	9	7.4	9.8
Diluted, profit attributable to owners of the parent	9	7.4	9.8

Accompanying notes to the interim condensed consolidated financial statements are an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

		(Millions of yen)
		Six months ended June 30
	Notes	2015	2016
Net profit		930	1,253

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the defined benefit liabilities/(assets)		1,856	(8,796)
Share of other comprehensive loss of associates		(1)	—
Items that may be reclassified subsequently to profit or loss
Net gains/(losses) on revaluation of available-for-sale financial assets		1,122	(791)

Total other comprehensive income/(loss)		2,977	(9,587)

Total comprehensive income/(loss)		3,907	(8,334)

Total comprehensive income/(loss) attributable to:
- Owners of the parent		3,899	(8,344)
- Non-controlling interests		8	10

Total comprehensive income/(loss)		3,907	(8,334)

Accompanying notes to the interim condensed consolidated financial statements are an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	(Millions of yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury shares	Accumulated other comprehensive income/(loss)			Stock acquisition rights	Equity attributable to owners of the parent	Non- controlling interests	Total equity
						Available- for-sale reserve	Remeasurements of defined benefit liabilities/(assets)	Total
Balance as of January 1, 2015		6,500	143,135	61,666	(1,171)	1,891	—	1,891	224	212,245	200	212,445

Total comprehensive income for the period
Profit for the period		—	—	922	—	—	—	—	—	922	8	930
Other comprehensive income		—	—	—	—	1,122	1,855	2,977	—	2,977	0	2,977

Total comprehensive income for the period		—	—	922	—	1,122	1,855	2,977	—	3,899	8	3,907

Transactions with owners
Acquisition of treasury shares		—	—	—	(11)	—	—	—	—	(11)	—	(11)
Disposal of treasury shares		—	—	—	1	—	—	—	—	1	—	1
Share exchange		—	14,175	—	—	—	—	—	—	14,175	—	14,175
Dividends	8	—	—	(1,937)	—	—	—	—	—	(1,937)	—	(1,937)
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	(51)	(51)
Share-based payments		—	—	—	—	—	—	—	126	126	—	126
Stock acquisition rights exercised		—	2	—	3	—	—	—	(5)	—	—	—
Transfer to retained earnings		—	—	1,855	—	—	(1,855)	(1,855)	—	—	—	—

Balance as of June 30, 2015		6,500	157,312	62,506	(1,178)	3,013	—	3,013	345	228,498	157	228,655

Accompanying notes to the interim condensed consolidated financial statements are an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	(Millions of yen)
	Notes	Common stock	Capital surplus	Retained earnings	Treasury shares	Accumulated other comprehensive income/(loss)			Stock acquisition rights	Equity attributable to owners of the parent	Non- controlling interests	Total equity
						Available-for- sale reserve	Remeasurements of defined benefit liabilities/(assets)	Total
Balance as of January 1, 2016		6,500	157,314	63,891	(1,178)	2,420	—	2,420	421	229,368	163	229,531

Total comprehensive income/(loss) for the period
Profit for the period		—	—	1,244	—	—	—	—	—	1,244	9	1,253
Other comprehensive income/(loss)		—	—	—	—	(791)	(8,797)	(9,588)	—	(9,588)	1	(9,587)

Total comprehensive income/(loss) for the period		—	—	1,244	—	(791)	(8,797)	(9,588)	—	(8,344)	10	(8,334)

Transactions with owners
Acquisition of treasury shares		—	—	—	(2)	—	—	—	—	(2)	—	(2)
Disposal of treasury shares		—	—	—	—	—	—	—	—	—	—	—
Dividends	8	—	—	(4,058)	—	—	—	—	—	(4,058)	—	(4,058)
Share-based payments		—	—	—	—	—	—	—	96	96	—	96
Stock acquisition rights exercised		—	10	—	27	—	—	—	(37)	—	—	—
Transfer to retained earnings		—	—	(8,797)	—	—	8,797	8,797	—	—	—	—

Balance as of June 30, 2016		6,500	157,324	52,280	(1,153)	1,629	—	1,629	480	217,060	173	217,233

Accompanying notes to the interim condensed consolidated financial statements are an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		(Millions of yen)
		Six months ended June 30
	Notes	2015	2016
Operating activities
Profit before tax		1,517	2,028
Adjustments to profit
Depreciation and amortization		12,006	12,417
Impairment loss		9	4
Movement in allowance for doubtful accounts		40	4
Dividend income		(96)	(82)
Interest income		(52)	(35)
Share-based payments		126	96
Interest expense		221	92
(Decrease)/increase in retirement benefit liabilities		(5,180)	211
Share of loss of associates		217	521
Gain on sale of non-current assets		(11)	(4)
Loss on sale of non-current assets		964	820
Gain on sale of investment securities		—	(75)
Changes in assets and liabilities
Increase in trade receivables		(8,811)	(4,598)
Increase in inventories		(12,922)	(5,712)
(Increase)/decrease in long-term prepayments		798	(249)
Increase in trade payables		11,236	2,274
Increase/(decrease) in other payables		2,242	(3,430)
Decrease in accrued incentives		(2,271)	(1,309)
Other items, net		(3,797)	(2,205)
Other cash flows from operating activities
Interest received		53	38
Dividends received		96	82
Interest paid		(213)	(76)
Income tax paid		(2,690)	(2,115)
Income tax refund received		7,934	742

Net cash flows from/(used in) operating activities		1,416	(561)

Investing activities
Acquisition of business, net of cash acquired		3,228	—
Purchase of other investments		(77)	(21)
Proceeds from disposals of other investments		695	479
Purchase of property, plant and equipment		(24,894)	(14,297)
Proceeds from disposals of property, plant and equipment		147	83
Purchase of intangible assets		(2,397)	(1,579)
Increase in short-term loan receivable		—	7
Collection of short-term loans receivable		(15)	—
Increase in long-term loans receivable		(131)	(137)
Collection of long-term loans receivable		446	461
Proceeds from government grants		4,033	—
Other investing activities		60	(20)

Net cash flows used in investing activities		(18,905)	(15,024)

Financing activities
Increase in short-term loans, net		28,683	23,841
Repayments of long-term loans		(266)	(686)
Acquisition of treasury shares		(8)	(2)
Payments of lease obligations		(2,681)	(7,646)
Payments of dividends	8	(1,938)	(2,029)

Net cash flows from financing activities		23,790	13,478

Net increase/(decrease) in cash and cash equivalents		6,301	(2,107)
Cash and cash equivalents at the beginning of the year		27,172	23,268

Cash and cash equivalents at the end of the interim reporting period		33,473	21,161

Accompanying notes to the interim condensed consolidated financial statements form an integral part of the interim condensed consolidated financial statements.

COCA-COLA EAST JAPAN CO., LTD. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. General information

Coca-Cola East Japan Co., Ltd. (“CCEJ” or the “Company”) was formed as a result of the integration of Coca-Cola Central Japan Co., Ltd., Mikuni Coca-Cola Bottling Co., Ltd., Tokyo Coca-Cola Bottling Co., Ltd. and Tone Coca-Cola Bottling Co., Ltd. on July 1, 2013. On April 1, 2015, Sendai Coca-Cola Bottling Co., Ltd. was acquired and became a wholly-owned subsidiary of the Company through a share exchange.

The Company and its subsidiaries (collectively, the “Group”) engage in manufacturing, sales and distribution of non-alcoholic ready-to-drink (“NARTD”) beverages in Japan. The Company’s registered address is 6-1-20 Akasaka, Minato-ku, Tokyo, Japan.

The Group’s operating results typically exhibit seasonal variation, as the demand for non-alcoholic ready-to-drink beverages tends to be higher in the months of summer. This is because sales of NARTD beverage are susceptible to changes in the climate conditions (e.g. weather and temperatures) due to the products’ refreshing and hydrating characteristics. Therefore, operating results for the first half of a financial year are not indicative of the results that may be expected for the full financial year due to such seasonality. The Group’s method of accounting for fixed costs such as depreciation and interest expenses are not affected by this seasonality.

2. Basis of preparation of consolidated financial statements

2.1 Applicable financial reporting framework

The unaudited interim condensed consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2015.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Chief Executive Officer and Representative Director, Calin Dragan, and Chief Financial Officer, Jawahar Solai Kuppuswamy, on October 31, 2016.

2.2 Functional and presentation currency

The interim condensed consolidated financial statements are presented in Japanese yen, which is the Group’s functional currency.

3. Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those adopted in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The adoption of new and revised IFRS issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2016 had no material impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2016.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

3.1 Changes in estimates and accounting judgments

Changes in useful lives of property, plant and equipment

The useful lives of machinery and equipment used for production purposes had been estimated as 10 years. Since January 1, 2016, due to the new systematic maintenance policy, the policy to internalize maintenance activities, as well as the new production structure of the Group following the integration of Sendai Coca-Cola Bottling Co., Ltd., the Group reexamined the economic useful lives and life cycle of machinery and equipment. As a result, the useful lives of such assets have been prospectively changed based on the economic useful lives which range from 7 to 20 years effective from January 1, 2016.

As a result of this change in accounting estimate, gross profit, operating profit, profit before tax were increased by 857 million yen for the six months ended June 30, 2016.

4. Segment information

The Group’s chief operating decision maker is the Company’s Board of Directors, who reviews and evaluates the Group’s operational performances to make decisions for resource allocations. The discrete financial information reviewed by the Board of Directors relates to the entire business of the manufacturing, sales and distribution of NARTD beverages, the Group’s primary business, therefore, no smaller component of the Group’s business constitutes an operating segment pursuant to the conditions set out in IFRS 8 Operating Segments. As such, the Board of Directors considers there to be only one operating segment.

5. Fair value measurement

Fair value of financial assets and liabilities are determined as follows:

•	Fair values of financial assets or liabilities with standard terms and conditions traded on active liquid markets are determined by reference to their quoted market price.

•	Fair values of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flows, prices from observable market transactions and dealer quotes for similar instruments.

Fair values are categorized into Levels 1 to 3 of the fair value hierarchy as follows:

Level 1: Fair value derived from quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: Fair value derived from inputs for the assets or liabilities that are not based on observable market data (i.e., unobservable inputs).

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of each quarter.

There were no transfers between different levels during the six months ended June 30, 2015 and 2016.

5.1 Financial assets and financial liabilities

Financial assets, other than cash and cash equivalents as of December 31, 2015 and June 30, 2016 were as follow:

	(Millions of yen)
	December 31, 2015	June 30, 2016
Financial assets measured at amortized cost:
Trade and other receivables	57,439	59,896
Short-term loan receivables (i)	826	876
Long-term loan receivables (ii)	2,164	1,568
Long-term deposits and receivables (ii)	4,587	4,924
Available-for-sale financial assets:
Short-term investment securities (i)	302	—
Long-term investment securities (ii)	10,006	8,579

Total	75,324	75,843

Total amounts of (i) and (ii) are presented as other short-term financial assets and long-term financial assets, respectively, in the consolidated statements of financial position.

Financial liabilities as of December 31, 2015 and June 30, 2016 were as follow:

	(Millions of yen)
	December 31, 2015	June 30, 2016
Financial liabilities measured at amortized cost:
Trade and other payables	64,554	61,105
Short-term loans	5,160	29,000
Current portion of long-term loans	1,235	1,040
Short-term lease obligations	4,001	890
Bonds	29,905	29,920
Long-term loans	2,521	2,029
Long-term lease obligations	5,146	612

Total	112,522	124,596

5.2 Fair value of financial assets and liabilities that are measured at fair value on a recurring basis

Financial instruments that are measured at fair value

The following table provides an analysis of financial instruments that have been measured at fair value subsequent to initial recognition.

	(Millions of yen)
	December 31, 2015	June 30, 2016
Level 1	6,319	5,257
Level 2	1,715	1,408
Level 3	2,274	1,914

Total	10,308	8,579

Level 1 consists of equity instruments with quoted prices in an active market, level 2 consists of Japanese corporate bonds and level 3 consists of equity instruments that are not traded in an active market.

For level 3 equity instruments, fair value is estimated using valuation techniques based on market multiples and other valuation methods.

Movements of financial assets categorized as Level 3

	(Millions of yen)
	Fair value measurement as of the end of the reporting period
Available-for-sale financial assets	June 30, 2015	June 30, 2016
Fair value as of January 1	2,227	2,274

Gains or losses recognized
- in profit or loss (i)	—	(109)
- in other comprehensive income (ii)	156	(58)

Sale	(20)	(193)
Other	5	—

Fair value as of June 30	2,368	1,914

(i)	Related loss of these assets is included in the line item ‘Finance costs’ in the consolidated statement of comprehensive income.
(ii)	Related loss and gain are included in the line item ‘Net gains/(losses) on revaluation of available-for-sale financial assets’.

5.3 Fair value of financial instruments that are not measured at fair value

	(Millions of yen)
	December 31, 2015		June 30, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities
Bonds	29,905	30,027	29,920	30,192
Long-term loans	2,521	2,526	2,029	2,052
Long-term lease obligations	5,146	5,321	612	621

The management assessed that the fair values of cash and cash equivalents, trade and other receivables, short-term loan receivables and short-term loan payable approximate their carrying amounts due to the short-term maturities of these instruments.

As of December 31, 2015 and June 30, 2016 there are no significant variances between the fair value and the carrying value of long-term loans and receivables and long-term deposits and receivables.

For financial liabilities in above table, the fair value is calculated based on the discounted value of contractual cash flows, with the most significant inputs being the discount rate that reflects the credit risk of counterparties, which are considered to be level 3 in the fair value hierarchy.

6. Short-term loans and lease obligations

Short-term loans increased by the borrowings for working capital. Lease obligations decreased by purchase of the machinery, equipment and vehicles that had previously been under finance lease agreements.

7. Retirement benefit liabilities

Increase in the retirement benefit liabilities as of June 30, 2016 compared to December 31, 2015 was primarily due to the remeasurements of defined benefit obligations and plan assets.

Interest rates have become lower in accordance with the adoption of negative interest rate by the Bank of Japan in February 2016 and a decline in long-term rates due to the decision by the United Kingdom to leave the European Union in June 2016 based on its referendum.

8. Dividends

Dividends paid during the six months ended June 30, 2015 and 2016 were as follows:

	Six months ended June 30, 2015
Resolution	Amount (Millions of yen)	Dividends per share (Yen)
Ordinary general meeting of shareholders held on March 30, 2015	1,937	16

	Six months ended June 30, 2016
Resolution	Amount (Millions of yen)	Dividends per share (Yen)
Ordinary general meeting of shareholders held on March 29, 2016	2,029	16

Dividends whose record date was in the latest six months ended but whose effective date was in the following six months were as follows:

	Six months ended June 30, 2016
Resolution	Amount (Millions of yen)	Dividends per share (Yen)	Record date	Effective date
Board of Directors’ meeting held on June 27, 2016 (i)	2,029	16	June 30, 2016	September 9, 2016

(i)	Dividends announced were recorded on June 30, 2016 and were effective on September 9, 2016.

9. Earnings per share (EPS)

The following tables present the earnings for the six months ended June 30, 2015 and 2016 and share data used in the basic and diluted EPS computations:

	(Millions of yen)
	Six months ended June 30, 2015	Six months ended June 30, 2016
Profit attributable to owners of the parent	922	1,244

	(Shares)
	Six months ended June 30, 2015	Six months ended June 30, 2016
Weighted average number of ordinary shares for basic EPS (i)	123,950,109	126,833,542
Effects of dilution from:
Stock options	143,681	216,837

Weighted average number of ordinary shares adjusted for the effect of dilution	124,093,790	127,050,379

(i)	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transactions during the period.

	(Yen)
	Six months ended June 30, 2015	Six months ended June 30, 2016
Basic EPS	7.4	9.8
Diluted EPS	7.4	9.8

10. Events after the reporting period

Business Integration with Coca-Cola West Co., Ltd.

The Company and Coca-Cola West Co., Ltd. (head office: Fukuoka City, Fukuoka, “CCW”), have agreed to a statutory share exchange between the two companies under the Companies Act of Japan pursuant to which all of the shares of the Company will be exchanged for shares of CCW, and the Company will thereby become a wholly owned subsidiary of CCW. On September 30, 2016, the two companies entered into an integration agreement and a related share exchange agreement setting forth the exchange ratio and other terms of the transaction.

In the share exchange, each shareholder of the Company will receive 0.75 shares of CCW common stock for each share of the Company’s common stock that such shareholder holds. The share exchange ratio will not be adjusted for changes in the market prices of either company’s common stock, but may be modified in case of circumstances that occur or are discovered that may have significant impact on the calculation of the share exchange ratio upon discussion and agreement by both companies. Simultaneously with the share exchange and on the condition that the share exchange becomes effective, CCW will transfer all of its businesses, subject to certain exceptions, to a wholly owned subsidiary of CCW, or New CCW, through an absorption-type corporate split under the Companies Act of Japan. CCW is expected to be renamed Coca-Cola Bottlers Japan Inc., or CCBJI, following the consummation of the share exchange and corporate split.

The share exchange may only be completed upon the approval of the share exchange agreement by shareholders of the Company and CCW and certain other conditions being satisfied. Under the current schedule, if the shareholders of the Company and CCW approve the share exchange agreement in their respective shareholders’ meetings (both scheduled in late March 2017) and the other conditions are satisfied, the share exchange is expected to become effective on April 1, 2017.

APPENDIX A

ENGLISH TRANSLATION OF INTEGRATION AGREEMENT

[Reference Translation]

This INTEGRATION AGREEMENT (this “Agreement”) is entered into by and between Coca-Cola West Co., Ltd.. (“CCW”) and Coca-Cola East Japan Co., Ltd. (“CCEJ,” and collectively with CCW, “J2,” or a “Party” or “Parties”) in connection with their agreements reached with respect to the management integration (the “Integration”) by way of the Share Exchange (as defined in Article 2, Paragraph 1, Item 1 (i)) and the Company Split (as defined in Article 2, Paragraph 1, Item 2 (i)).

Article 1 Purpose of the Integration

The Parties implement the Integration with a view to maximize the corporate value by the integrated management. CCW after the Integration (hereinafter, as the case may be, referred to as the “Holding Company”) will maintain the independence of management as a listed company.

The Parties mutually acknowledge that they have concluded that, in order to capture new business opportunities in an ever-changing business environment and make possible sustained growth, through the Integration, the Parties will build a strong management base for expanding production and sales volumes, cost-down by maximizing use of economies of scale and improving production efficiency and strengthening profitability, and increase quality and efficiency of operations by bringing together the know-how of the Parties to improve production efficiency in sales and manufacturing, thereby contributing to the interests of Parties and their customers, valued trading partners, shareholders and other stakeholders. The Parties will realize the management structure as one of the largest Coca-Cola bottlers in the world and will aim to improve competitive advantage in the beverage market.

Article 2 Outline and Manner of the Integration

1.	J2 shall consummate the Integration in accordance with the following items:

(1)	Share Exchange between CCW and CCEJ

(i)	CCW and CCEJ shall, in accordance with the provisions of Attachment 1 “Share Exchange Agreement” executed as of the execution date of this Agreement (the “Share Exchange Agreement”), implement a share exchange to make CCW and CCEJ the sole parent company and its wholly owned subsidiary, respectively, the consideration for which will be shares in CCW (the “Share Exchange”).

(ii)	The effective date of the Share Exchange shall be April 1, 2017 or a day separately agreed upon by J2 in writing. The effective date of the Company Split set forth in Sub-Item (ii) of Item 2 of this paragraph and the effective date of the Share Exchange will be collectively referred to as the “Effective Date.”

(2)	Company Split by CCW

(i)

CCW shall, after newly establishing a stock company (the “Successor Company”) as set forth in Attachment 2-1 “Outline of the Absorption-Type Company Split Successor Company” as a wholly owned subsidiary of CCW by way of incorporation without offering promptly after the execution date of this Agreement, execute an absorption-type company split agreement (the “Company Split Agreement”) in the substance set forth in Attachment 2-2 with the Successor Company promptly after the establishment of the Successor Company, and in accordance with the provisions of the Company Split Agreement, transfer all of its businesses other than its group management and administration operations as well as the management of its assets to the

App. A-1

Successor Company by way of an absorption-type company split (the “Company Split”) conducted by CCW as a splitting company. CCW as a splitting company shall change its trade name to Coca-Cola Bottlers Japan Inc. in the manner set forth in Sub-Item (iii) of this item, and the Successor Company shall change its trade name to Coca-Cola West Co., Ltd.. in the manner set forth in Sub-Item (iv) of this item (the Successor Company after the change in its trade name is hereinafter referred to as the “New CCW”).

(ii)	The effective date of the Company Split shall be April 1, 2017 or a day separately agreed upon by J2 in writing, provided, however, that taking effect of the Share Exchange is a condition precedent of the Company Split taking effect.

(iii)	CCW shall, subject to the Company Split taking effect and effective as of the Effective Date, amend its articles of incorporation in the substance set forth in Attachment 3 (the “Amendments to Articles of Incorporation”) (Attachment 3 is the terms agreed between the Parties as of the execution date and the terms not included in Attachment 3 (including sentences after the first sentence in Article 2) shall be discussed by the Parties continuously after the execution date. The finalized articles of incorporation of the Holding Company shall be separately agreed among the Parties based upon the consultation between the Parties).

(iv)	The Successor Company shall, subject to the Company Split taking effect and effective as of the Effective Date, amend its trade name and other items stipulated in its articles of incorporation (together with the Amendments to Articles of Incorporation of the Holding Company, the “Amendments to Articles of Incorporation”).

(3)	Execution of the Capital and Business Alliance Agreement J2 shall execute the Capital and Business Alliance Agreement (the “Capital and Business Alliance Agreement”) with THE COCA-COLA COMPANY, Coca-Cola (Japan) Company (“CCJC”), European Refreshments, The Coca-Cola Export Corporation and Coca-Cola Holdings West Japan,Inc. as of the execution date of this Agreement.

2.	CCW shall cause New CCW to execute a memorandum of understanding to make New CCW a Party to this Agreement on or promptly after the Effective Date. After the execution of such memorandum of understanding, New CCW shall be deemed to be a Party to this Agreement, and New CCW shall be jointly liable for the indemnification duties (except for the duties due to the breach of the duties under this Agreement committed by CCW after the effectuation of the Integration) and any other duties of CCW under this Agreement.

3.	For the purpose of this Agreement, the term “Related Agreements” means the following documents:

(1)	Share Exchange Agreement;

(2)	Company Split Agreement; and

(3)	Capital and Business Alliance Agreement.

4.	Upon the Share Exchange, shares shall be allocated at the ratio of 0.75 shares of common stock of CCW per share of common stock of CCEJ (the “Integration Ratio”); provided, however, that shares shall not be allocated with respect to the shares in CCEJ held by CCW upon the Share Exchange.

Article 3 Schedule of the Integration

The Parties confirm that they will consummate the Integration substantially in accordance with the following schedule:

September 30, 2016:	Execution of this Agreement and the Related Agreements (excluding the Company Split Agreement), and public announcement of the Integration

Late October 2016:	Establishment of the Successor Company (on October 27, 2016), and execution of the Company Split Agreement (on October 31, 2016) (as scheduled, respectively)

App. A-2

By Late December 2016:	Acceptance of a prior notification of share acquisitions by the Japan Fair Trade Commission pursuant to the Anti-Monopoly Laws (as defined in Article 7, Item 8) required in connection with the consummation of the Share Exchange

Early November 2016 through Middle February 2017:	Filing to the United States Securities and Exchange Commission in Form F-4, and taking effect of, a registration statement

Late March 2017:	Necessary resolutions at each of the shareholders’ meeting of J2 required for the implementation of the Integration:

April 1, 2017 (as scheduled):	Effective Date

Article 4 Governance after Integration

1.	The key elements of governance structure of the Holding Company as of the Effective Date shall be, except as otherwise agreed upon by and among the Parties, as follows, and the initial directors in the Holding Company immediately after entering into force of the Integration (the “Holding Company Initial Directors”) shall be determined by mutual consultation and agreement among the Parties prior to CCW’s board of directors meeting (which is scheduled to be held in February 2017, hereinafter the same) convening the annual shareholders meeting pertaining to the accounting year ending on December 31, 2016 (provided, however, such agreement shall be subject to the right of nomination set forth in Article 6, Paragraphs 1 through 3 of the Capital and Business Alliance Agreement). CCW shall seek the required resolutions at the board of directors and the shareholders meeting (including the approval of amending the articles of incorporation to the proposed articles of incorporation of the Holding Company immediately after coming into force of the Integration as provided for in Article 2, Paragraph 1, Item (2)(iii), and the election of the Holding Company Initial Directors in accordance with such agreement (the “Officers Election”)) by the Effective Date:

(a) Governance structure:	Company with Audit and Supervisory Committee (kansa-tou iinkai setti kaisha) and with the accounting auditor

(b) Number and term of office of board members:	nine (9) total directors
(of which the number of directors who are Audit and Supervisory Committee Members is four (4))

The term of office of directors who are also Audit and Supervisory Committee Members is until the conclusion of the annual shareholders meeting pertaining to the fiscal year ending within two (2) years from the appointment, and the term of office of the rest of the directors is until the conclusion of the annual shareholders meeting pertaining to the fiscal year ending within one (1) year from the appointment.

(c) Regular board of directors meetings:	appropriate number per year and timing to be determined by board of directors meeting of the Holding Company separately

(d) Audit and Supervisory Committee:	three (3) independent directors, one (1) non-executive and full-time director

In addition to legally prescribed duties related to the audit and the like of the executive duties of directors, the Audit and Supervisory Committee will have the right to opine on and give advice regarding original proposals made by the president of the Holding Company regarding the performance evaluation and compensation

App. A-3

of the Function Heads, Corporate Officers and directors who are not Audit and Supervisory Committee Members, pursuant to related regulations for Audit and Supervisory Committee of the Holding Company.

CCW will modify the related regulations for Audit and Supervisory Committee of the Holding Company in order to reflect the above.

The board of directors will have the authority to appoint Function Heads and Corporate Officers of the Holding Company as well as to determine the performance evaluation and compensation of directors who are not Audit and Supervisory Committee Members, Function Heads and Corporate Officers.

(e) Representative two directors:	(2) representative directors

2.	On the Effective Date, the Holding Company shall convene a meeting of the board of directors and seek a resolution to elect the representative directors and president pursuant to Article 6, Paragraphs 5, 7 and 8 of the Capital and Business Alliance Agreement.

3.	CCW shall, at an annual shareholders’ meeting of CCW scheduled to be held in March 22, 2017, with respect to an agenda item for election of directors effective at the time of the conclusion of such annual shareholders’ meeting, seek a resolution of election of directors other than the Holding Company Initial Directors for the term which, subject to the Share Exchange taking effect, shall expire on the Effective Date (the “Pre-Effective Date Officers Election”). In addition, CCW shall cause its directors who are also the members of Audit and Supervisory Committee (except for those who are the Holding Company Initial Directors) at the time of the conclusion of such annual shareholders’ meeting to resign as of the Effective Date, subject to the Share Exchange being effective.

4.	The key elements of governance structures of New CCW, Q-SAI Co., Ltd. (“Q-SAI”) and CCEJ after the Effective Date shall be, except as otherwise agreed upon by and among the Parties, as follows, and the board members in such companies immediately after the coming into force of the Integration shall be determined in accordance with the following conditions by the Effective Date. New CCW, Q-SAI and CCEJ shall seek the required resolutions at the board of directors and the shareholders meeting (including the approval of amending the articles of incorporation to each proposed articles of incorporation of New CCW, Q-SAI and CCEJ immediately after coming into force of the Integration which is agreed by and among the Parties upon the separate consultation among them, and election of the initial board members in accordance with the following terms and conditions) on the Effective Date. The Holding Company shall, as a wholly owning parent company of each of such companies, exercise its voting right in favor of the agenda items regarding such resolutions at the shareholders meeting of each of such companies. Further, the Parties shall cause the existing directors of each company immediately before the Effective Date, who have not been elected as the directors of each company after the Effective Date, to resign or retire as of the Effective Date, and make best efforts to cause the existing statutory auditors immediately before the Effective Date, who have not been elected as the statutory auditors of each company after the Effective Date, to resign or retire as of the Effective Date. Each of New CCW and CCEJ shall seek to change its governance structure to a company without a board of directors and with statutory auditors, with one (1) director and one (1) statutory auditor at an early stage.

(a) New CCW:	Company with the board of directors, with the board of statutory auditors and with the accounting auditor

The number of directors and statutory auditors shall be determined at the Integration Steering Committee and Mr. Vikas Tiku (the “Scheduled GMT”) who is scheduled to assume the position of the General Manager of Transformation that is in charge of leading the integration planning on and after the Effective Date; provided, however,

App. A-4

that the total number of directors and statutory auditors shall not exceed the number of directors (such number shall be decreased by the number of those who shall not take position of director or statutory auditor of New CCW as they become Holding Company Initial Directors) of CCW as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

The directors immediately after the Integration will be (1) Mr. Tamio Yoshimatsu (the “Scheduled President”) and the Scheduled GMT and (2) the person to be nominated from among the directors or other officers and employees (the “Officers”) of CCW immediately before the Effective Date by the agreement of the persons of (1).

The statutory auditors immediately after the Integration will be the person(s) to be nominated from among the directors who are also Audit and Supervisory Committee Members or other Officers of CCW immediately before the Effective Date by the agreement of the persons of (1).

(b) Q-SAI:	Company with the board of directors, with the board of statutory auditors and the accounting auditor

The number of directors and statutory auditors shall be determined by the Integration Steering Committee and the Scheduled GMT; provided, however, that such number shall not exceed the number of directors and statutory auditors of Q-SAI as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

The directors immediately after the Integration will be (1) the Scheduled President, (2) the representative director and president of Q-SAI immediately before the Effective Date, and (3) the person to be nominated from among the directors or other Officers of CCW or Q-SAI immediately before the Effective Date by the agreement of the Scheduled President and the Scheduled GMT.

The statutory auditors immediately after the Integration will be selected from among the directors who are also Audit and Supervisory Committee Members of CCW, statutory auditors of Q-SAI or other Officers of CCW and Q-SAI immediately before the Effective Date by the agreement of the Scheduled President and the Scheduled GMT.

(c) CCEJ:	Company with the board of directors, with the board of statutory auditors and with the accounting auditor

The number of directors and statutory auditors shall be determined at the Integration Steering Committee and the Scheduled GMT; provided, however, that such number shall not exceed the number of directors (such number shall be decreased by the number of those who shall resign as director of CCEJ as they become Holding Company Initial Directors) and statutory auditors of CCEJ as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

The directors immediately after the Integration will be (1) the Scheduled President and the Scheduled GMT and (2) the person to be nominated from among the directors or other Officers of CCEJ immediately before the Effective Date by the agreement of the persons of (1).

App. A-5

The statutory auditors immediately after the Integration will be the person(s) to be nominated from among the statutory auditors or other Officers of CCEJ immediately before the Effective Date by the agreement of the persons of (1).

5.	The governance structures of wholly owned subsidiaries of New CCW and CCEJ on and after the Effective Date shall be structured, in principle, as a company without a board of directors and with statutory auditors, and have one (1) director and one (1) statutory auditor. Each of New CCW and CCEJ shall cause its wholly-owned subsidiary to take the necessary procedures (including resolutions at the board of directors and the shareholders meeting) to elect such officers on the Effective Date, and as a shareholder of such wholly-owned subsidiary, exercise its voting right in favor of the agenda items regarding such election of officers at the shareholders meeting of such wholly owned subsidiary. J2 shall make their best efforts to cause the existing officers of the wholly owned subsidiaries of New CCW and CCEJ immediately before the Effective Date, who have not been elected as the officers of such subsidiaries on and after the Effective Date, to resign or retire as of the Effective Date.

6.	Unless otherwise agreed between the Parties, the registered head office of the Holding Company shall be the same of CCW as of the date of this Agreement, and the headquarters of the Holding Company and primary function and senior executives shall be located in Tokyo.

Article 5 Representations and Warranties of CCW

CCW represents and warrants to CCEJ that as of the execution date of this Agreement and the Effective Date (or, with respect to any representations and warranties which expressly indicate any specific time in Attachment 4 “Representations and Warranties of CCW,” at such specific time), the matters listed in Attachment 4 “Representations and Warranties of CCW” are true and correct.

Article 6 Representations and Warranties of CCEJ

CCEJ represents and warrants to CCW that as of the execution date of this Agreement and the Effective Date (or, with respect to any representations and warranties which expressly indicate any specific time in Attachment 5 “Representations and Warranties of CCEJ,” at such specific time), the matters listed in Attachment 5 “Representations and Warranties of CCEJ” are true and correct.

Article 7 Covenants

Each Party covenants with the other Party to comply with the following matters from the execution date of this Agreement through the day immediately prior to the Effective Date (or, with respect to any covenants which expressly indicate any specific period or time, during such specific period or at such specific time):

(1)	Maintenance of the representations and warranties

Each Party shall maintain the accuracy and truth of its Representations and Warranties (with respect to CCW, representations and warranties set forth in Attachment 4, and with respect to CCEJ, representations and warranties set forth in Attachment 5; the same applies hereinafter) with the care of a good manager.

(2)	Notice of a breach of a representation and warranty

Each Party shall, if any of its Representations and Warranties is found to have been, or has become or is likely to be, untrue or incorrect, notify the other Party in writing without delay; provided, however, that no such notice shall release any Party from its liability for the breach of such Representation and Warranty.

(3)	Cooperation toward the Integration

Each Party shall cooperate with each other to a reasonable extent in connection with necessary matters prior to the day immediately prior to the Effective Date in order to effectively accomplish the Integration.

App. A-6

(4)	Conduct of business, management of assets and notice of material actions

Except as otherwise set forth in this Agreement or as agreed upon between the Parties in writing in advance, each Party shall carry, and shall cause each of its subsidiaries (which means the subsidiary as defined in the Article 8, Paragraphs 3 and 4 of the Regulation for Terminology, Forms and Preparation of Financial Statements, hereinafter the same) on its and its subsidiary’s business in the ordinary course, and administrate and manage its and its subsidiary’s assets, with the care of a good manager, which it and its subsidiary possess and manage as necessary assets for the conduct of its and its subsidiary’s business.

Except as specifically set forth in this Agreement, each Party shall take any action which would materially affect the condition of its or its subsidiary’s assets, business results, business or rights and duties or any action which would materially affect the consummation of the Integration (including but not limited to the following actions, provided, however, that the acquisition of the land and building regarding the Tama plant and the investment in facilities regarding the manufacturing line of the bottle can at the Tama plant are excluded) with the consent of the other Party upon prior consultation with the other Party:

(i)	Change of any accounting process or accounting policies which materially affects its financial condition;

(ii)	Waiver of its claims in an amount not less than 10,000,000 yen;

(iii)	Issuance of any shares, stock acquisition rights (including stock options), bonds with stock acquisition rights, or any other potential shares, or disposal of any of its treasury shares, its treasury stock acquisition rights (including stock options) or its treasury bonds with stock acquisition rights, except for delivery by CCEJ of shares upon the exercise of the stock acquisition rights pursuant to Article 7, Item (13) and acquisition with consideration by CCEJ of the stock acquisition rights pursuant to Article 7, Item (13);

(iv)	Obtaining of a new loan or issuance of bonds except for short-term working capital;

(v)	Assignment or acquisition of any shares or interests which involves any change in its subsidiaries, or any other action which involves any change in its subsidiaries (including creation of a security interest in any shares or interests which, in the event of foreclosure of such security interest, would involve any change in its subsidiaries, but this shall not apply to an absorption-type merger of COCA-COLA EAST JAPAN PRODUCTS COMPANY, LIMITED by CCEJ resolved at the board of directors meeting of CCEJ on May 13, 2016);

(vi)	Consolidation of stock, stock split, allotment of shares without contribution or allotment of stock acquisition rights without contribution;

(vii)	Change in its human resource policies, etc. (including any material change in remuneration of officers or wages of employees) or any change in the personnel with respect to executive officers or any higher-ranking important employees (including any dismissal of executive officers or any higher-ranking important employees);

(viii)	Change in its articles of incorporation or any other material internal rules;

(ix)	Provision of a loan or a guarantee for the benefit of a third party or any other similar act of granting credit in an amount not less than 10,000,000 yen (excluding a loan for a subsidiary and a loan for Coca-Cola Integrated Business Systems Co., Ltd. and installment sales, payment for a third party and other credit activities for clients including customers which are conducted in the ordinary course of business);

(x)	Execution of any new contracts, or amendment to any contracts in any material respect, or termination or cancellation of any contracts, which are important for its business, whether in writing or orally, including any arrangements and other agreements;

App. A-7

(xi)	Acquisition of additional investment securities or change in the investment policies;

(xii)	Any capital or business alliance which would conflict with the Integration or hinder the consummation of the Integration (except for that in accordance with the Capital and Business Alliance Agreement);

(xiii)	Any reorganization or business restructuring which would have a material adverse effect on the Integration (such as a merger, company split, share exchange, share transfer, business assignment, or acquisition or disposition of shares);

(xiv)	Any capital policy which would have a material adverse effect on the Integration;

(xv)	Payment of any retirement bonus to its officers and obtaining approval for such payment at a shareholders’ meeting; or

(xvi)	Distribution of the surplus (excluding the year-end distributions made to the shareholders or registered pledgees of shares stated or recorded in the final shareholders registry on December 31, 2016, each of which does not exceed the following amount.)

(I) CCW

Year-end Distribution: 24 yen per share of common stock

(II) CCEJ

Year-end Distribution: 16 yen per share of common stock

(5)	No Conflicting Transaction

No Party may take, or cause any of its subsidiaries or affiliates to take, any of the following actions without the prior written consent of the other Party, except in the case where it is objectively and reasonably determined that the failure to take or cause its subsidiary or affiliate to take such action is likely to constitute a breach of the fiduciary duty or duty of care of a good manager of the directors of such Party (provided that a written opinion to such effect shall have been obtained from an attorney with an established reputation in the field of corporate law practices):

(i)	To execute or consummate an agreement related to any third party allotment of shares, capital or business alliance (except for that in accordance with the Capital and Business Alliance Agreement), assignment of all or any substantial part of its business or assets, or the like (including any reorganization such as any issuance of new shares or disposal of its treasury shares, assignment of shares, assignment of its business, merger, company split, share exchange, share transfer or the like) which, if executed or consummated, would hinder the consummation of the Integration (a “Conflicting Transaction”) (including any non-binding agreement, non-binding memorandum of understanding, or confidentiality agreement executed for the purpose of considering implementation of any Conflicting Transaction);

(ii)	To propose, or make solicitation for, a Conflicting Transaction to a third party;

(iii)	To discuss, or negotiate for, a Conflicting Transaction with a third party, or furnish such third party with any information relating to its group companies in connection with a Conflicting Transaction; or

(iv)	To submit an agenda item relating to a Conflicting Transaction to a shareholders’ meeting (except, however, through the exercise of the shareholders’ proposal right which satisfies the requirements specified in Articles 303 to 305 of the Companies Act.)

(6)	Inspection

If, on or after the execution date of this Agreement and no later than the date immediately prior to the Effective Date, any Party makes a request to the other Party for necessary inspection relating to any business, accounting, tax or legal matters, etc. at its own expense, the other Party shall cooperate to a reasonable extent, including by disclosing without delay the documents reasonably required by such Party.

App. A-8

(7)	Internal procedures, etc.

Each Party shall perform any procedures, such as obtaining approval at shareholders’ meetings and meetings of the board of directors, required under applicable laws and regulations or articles of incorporation or other internal rules in order to accomplish the Integration (including, on the part of CCW, convening and holding shareholders’ meetings to approve the Share Exchange, the Company Split, the Amendments to Articles of Incorporation, the Officers Election, and the Pre-Effective Date Officers Election and performing other procedures pursuant to the Companies Act, and holding a consultation with, and giving notices to, employees and performing other procedures pursuant to the Act on the Succession to Labor Contracts upon Company Split and other related laws and regulations, and on the part of CCEJ, convening and holding shareholders’ meetings to approve the Share Exchange and performing other procedures pursuant to the Companies Act).

(8)	Approvals and permits, etc.

CCW shall, in accordance with the schedule set forth in Article 3, file any necessary notifications with the Japan Fair Trade Commission with respect to the Integration pursuant to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (including any equivalent laws and regulations in any foreign countries; the “Anti-Monopoly Laws”), and the other Party shall cooperate as reasonably necessary for such notifications. In addition, each Party shall file any notifications with any competent authorities, etc. and obtain relevant approvals and permits (including any waiting period having expired without any objection raised by competent authorities, etc. in connection with the consummation of the Integration) as necessary in order to accomplish the Integration so as not to affect the timing of the consummation of the Integration, and cooperate as reasonably necessary in such procedures performed by the other Party to the extent permissible under the Anti-Monopoly Laws or competition laws or other applicable laws and regulations.

(9)	Treatment of contracts with third parties, etc.

(i)	Each Party shall use its best efforts to obtain the consent to the implementation of the Integration by the date immediately prior to the Effective Date from each of the counterparties to the material contracts (limited to those which require the prior consent for the implementation of the Integration) which have been executed by such Party or any of its subsidiaries.

(ii)	If any contract executed by any Party or any of its subsidiaries requires prior or subsequent notice of any prescribed matter to the other party thereto in connection with the implementation of the Integration, such Party shall give, or cause the relevant subsidiary to give, such notice to such other party pursuant to such contract.

(iii)	Each Party shall, at the request of the other Party, cooperate to a reasonable extent with such other Party in obtaining the consent pursuant to Sub-Items (i) and (ii) in this item.

(10)	Continued listing

CCW shall use its best efforts to continue its listing after the Integration. CCW shall take any steps necessary so that it will continue its listing on the First Section of Tokyo Stock Exchange and Fukuoka Stock Exchange after the Integration, and CCEJ shall cooperate with CCW so that it can continue such listing. If CCW is deemed to lose its substantial identity as a result of the Integration and the “Grace Period to Undergo Screening Similar to the Case of Initial Listing Standards” commences with respect to CCW, Parties shall cooperate to the reasonable extent so that such grace period for CCW will terminate early.

(11)	Procedures under the Financial Instruments and Exchange Law and regulations of financial instruments exchanges

CCW shall, in connection with the consummation of the Integration, perform any disclosure procedures and other procedures required pursuant to the Financial Instruments and Exchange Law and the

App. A-9

regulations of Tokyo Stock Exchange and Fukuoka Stock Exchange. CCEJ shall, in connection with the consummation of the Integration, perform any procedures for delisting, disclosure procedures and other procedures required pursuant to the Financial Instruments and Exchange Law and the regulations of Tokyo Stock Exchange.

(12)	Amendments, etc. to the Related Agreements

No Party may amend the terms of, or terminate upon agreement, any of the Related Agreements without the prior consent of the other Party. In addition, except in the case that the Company Split is discontinued pursuant to Article 9, CCW may not discontinue the Company Split without the prior consent of the other Party.

(13)	Treatment of stock acquisition rights of CCEJ

CCEJ may acquire with consideration all of the stock acquisition rights issued by CCEJ by an agreement with the holder of such stock acquisition rights, provided, however, that such acquisition price per stock acquisition right shall be not more than the amount calculated by multiplying a market price per common stock issued by CCEJ by 100 and then deducting 100 yen. CCEJ may permit the holders of such stock acquisition rights to exercise all of the stock acquisition rights in accordance with the provisions of the terms and conditions of the stock acquisition rights. CCEJ shall, no later than the day immediately prior to the Effective Date, acquire without consideration and immediately cancel the stock acquisition rights that have not been acquired by CCEJ and have not been exercised by the holder of the stock acquisition rights before the earlier of the last day of the exercise period as set forth in the terms and conditions or the day immediately prior to the Effective Date in accordance with the provisions of the terms and conditions and the allotment agreement executed with the holders of the stock acquisition rights.

(14)	Cancellation of Treasury Shares

CCEJ shall, immediately before CCW acquires all of the issued shares of CCEJ by way of the Share Exchange, cancel all of its treasury shares (including shares acquired in response to the share purchase demand from the shareholders of CCEJ) by a resolution of the board of directors meeting held before the day immediately prior to the Effective Date.

(15)	Exercise of the right to request purchase of shares

If a shareholder of any Party exercises the right to request purchase of shares in connection with the Integration, such Party shall disclose to the other Party the terms of the request of the exercising shareholder and the details of discussion with the exercising shareholder.

(16)	Cooperation for Compliance with the United States Securities Act

In connection with the consummation of the Share Exchange, each Party shall take necessary actions in order for CCW to fulfill the obligation to file a registration statement with the United States Securities and Exchange Commission under the United States Securities Act of 1933 (including, but not limited to, (i) CCEJ furnishing its shareholders in the United States with the English version of the press release, convocation notices for the shareholders’ meetings and other information provided to the shareholders of CCEJ in connection with the Share Exchange in accordance with the agreement between the Parties through a consultation, (ii) Parties preparing the financial statements, etc. set forth in Form F-4 and having them audited, (iii) CCW preparing Form F-4 based on those materials and submitting and registering Form F-4 to the United States Securities and Exchange Commission in Form CB, and (iv) each Party consulting with the United States Securities and Exchange Commission before such registration).

(17)	Tax qualification

Each Party shall use its best efforts to have its reorganization relating to the Integration satisfy the tax qualification requirements.

App. A-10

(18)	Modifications for purposes of compliance with laws and regulations

Each Party shall use its best efforts to correct the condition of compliance with the Labor Standards Act and other applicable laws and regulations on the part of such Party and its subsidiaries.

(19)	Discussion with labor unions, etc.

Each Party shall, with respect to itself or any of its subsidiaries having a labor union, perform any procedures such as holding consultation with such labor union required pursuant to applicable laws and regulations or any collective labor agreement in order to accomplish the Integration, and use its best efforts to procure understanding and cooperation from such labor union.

(20)	Remedial Matters

Each Party shall take, or cause its subsidiary to take, actions as set out in Attachment 6 “Remedial Matters” before the day immediately prior to the Effective Date pursuant to Attachment 6 “Remedial Matters.”

Article 8 Events of Termination of the Share Exchange Agreement, etc.

If any of the events prescribed in the following items occurs on or after the execution date of this Agreement but not later than the date immediately prior to the Effective Date, a Party shall discuss with the other Party in good faith how to deal with such event with a view to accomplishing the Integration (such duty includes the Party with respect to which such event has occurred using its efforts to cure such event to a reasonable extent). If, as a result of such discussion, the other Party reaches an agreement, the terms and conditions of the Integration shall be amended (including without limitation by postponing the Effective Date, or if such event affects the Integration Ratio, modifying the Integration Ratio). If, notwithstanding such discussion, the Parties fail to reach an agreement, any Party who is not responsible for the occurrence of such event may terminate the Share Exchange Agreement in accordance with Article 10 of the Share Exchange Agreement because the case in which “any material event has occurred or has been found which hinders the consummation of the Share Exchange” as set out in Article 10, Item (2) of the Share Exchange Agreement applies (if any breach of the Representations and Warranties set forth in Item 1 of this article has occurred or has been found, the Party with respect to which such event has occurred shall be deemed to be responsible for the occurrence of such event, regardless of whether such event has occurred due to any willful misconduct or negligence on the part of such Party). The events of termination set forth in Article 10 of the Share Exchange Agreement shall not be limited to the events listed in the following items:

(1)	If any breach of the Representations and Warranties, covenants or any other duties set forth in this Agreement which has a material adverse effect on the Integration (including but not limited to a occurrence of an event which materially affects the calculation of the Integration Ratio and a material event which is caused by the matter as set forth in Attachments 4-(9)1, 4-(12)1 and 2 and 4-(14)1 (collectively, “NS Issues”), a material event which is caused by the subsidy for promotion of investment received by Coca-Cola East Japan Products Co., Ltd. on 2014 (the “Subsidy”); here and hereinafter the same in this article for the material adverse effect) has occurred or has been found (including, with respect to the Representations and Warranties, any matter ceasing to be true and correct on or after the execution date of this Agreement); provided, however, that in the event that such breach is capable of being remedied at least 10 business days prior to the Effective Date, the termination right prescribed in this item may be exercised only if such breach is not remedied within 30 days after a written notice from the other Party requiring remedy reaching the Party with respect to which such breach has occurred (or, in the case where the day which is 10 business days prior to the Effective Date arrives prior to the expiration of such 30-day period, then if such breach is not remedied by the end of such day);

(2)

If any of J2 (including the subsidiary of each of J2) have failed to obtain any approvals, permits or clearances, etc., file any notifications or perform any other procedures required to be obtained from, filed with or performed with respect to, any competent authorities, etc. in advance pursuant to

App. A-11

applicable laws and regulations, etc. for the purpose of consummating the Integration, or any such approvals, permits, clearances, notifications or procedures have ceased to be effective;

(3)	If any litigation or other legal proceeding (including but not limited to any administrative proceeding) which hinders the consummation of the Integration and has a material adverse effect on the Integration has been newly commenced against any of J2 (including the subsidiary of each of J2);

(4)	If any of J2 (including the subsidiary of each of J2) has become incapable of paying, or has suspended payment of, its debts generally, a petition has been filed for the commencement of bankruptcy proceedings, corporate reorganization proceedings, civil rehabilitation proceedings, special liquidation proceedings or any other similar insolvency proceedings, or any such proceedings have been commenced with respect to any of J2 (including the subsidiary of each of J2), or any asset important for the conduct of its business has become subject to any civil execution procedures such as compulsory execution or public auction as part of the foreclosure of a security interest, or any civil preservation procedures such as provisional attachment or provisional disposition (only if such event has a material adverse effect on the Integration or hinders the consummation of the Integration);

(5)	If the business, financial or any other condition of any of J2 (including the subsidiary of each of J2) has deteriorated in a manner which has a material adverse effect on the Integration, or there is a specific risk of such deterioration, or if the business operations of any of J2 (including the subsidiary of each of J2) have substantially deteriorated for the reason of any judgment, decree, order or action, etc. issued or taken by any court, governmental agency or financial instruments exchange;

(6)	If any event which hinders the consummation of the Integration and has a material adverse effect on the Integration such as a war, natural disaster or otherwise, has occurred or has been found (including but not limited to any event having occurred or having been found which has a material effect on the Integration Ratio);

Article 9 Events of Discontinuation of the Company Split

If either of the events set forth in “Changes in Situations” prescribed in Article 9 the Company Split Agreement occurs, Parties shall discuss in good faith how to deal with such event with a view to accomplishing the Integration (such duty includes the Party with respect to which such event has occurred using its efforts to cure such event to a reasonable extent). If, as a result of such discussion, the Parties fail to reach an agreement and the occurrence of such event is not attributed to CCW and the Successor Company, CCW may amend the Company Split Agreement or discontinue (terminate) the Company Split. Further, Parties confirm that, if any of the termination events set forth in “Effect of the Agreement” prescribed in the Article 10 of the Company Split Agreement occurs, the Company Split will terminate.

Article 10 Indemnification

1.	If any Party has breached any of its duties or its representations and warranties under this Agreement and the other Party has incurred any damages, losses, expenses, disbursements or encumbrances, etc. (including reasonable attorneys’ fees, but excluding any special damages not ordinarily foreseeable from such breach; the “Damages”) arising out of such breach, the Party committing such breach shall fully indemnify such other Party against such Damages and hold such other Party harmless against any such Damages due to such breach; provided, however, that the respective indemnification duty owed by each Party to the other Party shall accrue, only if the amount of the Damages which such other Party suffers exceeds 50 million yen, to the extent of the total amount of the Damages.

2.

A claim for indemnification pursuant to the preceding paragraph may be made only if a written notice specifying the facts of breach which constitute specific grounds for the claim and details of the Damages (provided that the amount of the Damages is not required to be specified) is given to the breaching Party by the date of expiration of the six-month period commencing from the Effective Date (or, if the Share Exchange does not take place, commencing from the date contemplated as the Effective Date, and if this

App. A-12

Agreement is terminated prior to the Effective Date, commencing from the date of such termination); provided, however, that with respect to indemnification relating to a breach of any duty under this Agreement, by the date which is earlier of the date of expiration of the six-month period commencing from the day on which the Party that is not the breaching Party becomes aware as to such breach and the date of expiration of the six-month period commencing from the Effective Date.

3.	If the Share Exchange Agreement is terminated by CCEJ in accordance with Article 8 based on occurrence of a material event caused by or related to the NS Issues and CCEJ has incurred any Damages by the matters caused by or related to the NS Issues, CCW shall fully indemnify CCEJ against such Damages and hold CCEJ harmless against any such Damages caused by or related to the NS Issues.

4.	If the Share Exchange Agreement is terminated by CCW in accordance with Article 8 based on occurrence of a material event caused by or related to the Subsidy and CCW has incurred any Damages by the matters caused by or related to the Subsidy on or after the execution date of this Agreement, CCEJ shall fully indemnify CCW against such Damages and hold CCW harmless against any such Damages caused by or related to the Subsidy.

5.	A claim for or remedy of damages incurred by any Party in connection with this Agreement may be made or sought against the other Party only in accordance with this article, and except for claims for indemnification under this article, no claim for indemnification of or compensation for damages may be made against the other Party, whether based on non-performance, warranty against defects, tort liability, claim for return of unjust enrichment or any other legal theory.

Article 11 Termination of This Agreement and Effects Thereof

1.	This Agreement shall terminate only in either of the following events:

(1)	If the Parties agree in writing to terminate this Agreement and all of the Related Agreements; or

(2)	If the Share Exchange Agreement or the Company Split Agreement cease to be effective upon termination or for any reason whatsoever.

2.	The termination of this Agreement pursuant to the preceding paragraph shall be effective only toward the future, and except as otherwise set forth in this Agreement, shall not release any Party from its rights and duties already accrued under this Agreement at the time of the termination of this Agreement or its liability arising under this Agreement after the termination of this Agreement based on any action taken or failed to be taken prior to the termination of this Agreement. Further, the termination of this Agreement shall not affect in any way the rights, liability or duties of the Parties contemplated in this Agreement to survive the termination of this Agreement.

3.	In the case of the termination of this Agreement, either Party may terminate the Share Exchange Agreement in accordance with Article 10 of the Share Exchange Agreement because the case in which “any material event has occurred or has been found which hinders the consummation of the Share Exchange” as set out in Article 10, Item (2) of the Share Exchange Agreement applies.

4.	Notwithstanding the provisions of Paragraph 1 of this article, the provisions of Articles 10 to 21 shall survive the termination of this Agreement.

Article 12 Confidentiality

1.

During the term of this Agreement and for 5 years thereafter, no Party may, without the consent of the other Party, use for any purpose other than the purposes of this Agreement, or disclose to any third parties other than its officers, employees and attorneys, certified public accountants, tax attorneys and other professional advisers, the content of this Agreement, any information regarding the process of negotiation for this Agreement, the execution of this Agreement and any other information received from the other Party in connection with this Agreement (including any trade secret and personal information; the “Confidential

App. A-13

Information”); provided, however, that if any Party discloses any information pursuant to this paragraph, such Party shall cause the person to whom the Confidential Information is disclosed to comply with the confidentiality duty equivalent to that owed by such Party pursuant to this article.

2.	Notwithstanding the provisions of the preceding paragraph, the duties under the preceding paragraph shall not apply to (I) any information already in the public domain or any information already lawfully possessed by the recipient at the time of the receipt thereof, (II) any fact which entered the public domain or was publicly announced after the receipt thereof without any breach of a confidentiality duty (including but not limited to the confidentiality duty under this Agreement) by the recipient, or (III) any information disclosed to the recipient by a duly authorized third party without any confidentiality duty being imposed. Further, the recipient may disclose the Confidential Information if (1) ordered or required to disclose such Confidential Information by a court, governmental agency, financial instruments exchange, self-regulatory organization or any other public organization in or outside Japan, (2) required to disclose such Confidential Information pursuant to any laws or regulations, etc. of Japan or any foreign country, (3) the consent of the other Party is obtained, or (4) such Confidential Information is disclosed in order to seek a remedy available to the recipient or in connection with the exercise of any right of the recipient in any litigation or legal proceedings in or outside Japan.

3.	Notwithstanding the provisions of Paragraph 1, the Holding Company may, on and after the Effective Date, mutually use and disclose to a third party the Confidential Information mutually disclosed or received by CCW or CCEJ in accordance with the laws in Japan or other countries (including but not limited to the personal information protection law) if it reasonably determines such action to be necessary for the purpose of group management, business operation and other matters of the Holding Company after the Integration.

Article 13 Announcement

Except in the case of public announcements pursuant to any laws or regulations or an order or request from any competent authority in or outside Japan (provided, however, in such event, the Parties shall, in advance to the extent practically possible, notify the other Party and consult upon the substance and manner of public announcements with them), the Parties shall discuss in advance any press releases or other public announcements relating to any matters regarding the Integration (including the existence, content and terms of this Agreement) and shall issue any press releases or make other public announcements only in the substance and manner agreed upon by and among the Parties.

Article 14 Assignment

Except as otherwise contemplated in this Agreement, no Party may assign, transfer, or otherwise dispose of, this Agreement or its position and its rights and duties under this Agreement without the prior written consent of the other Party.

Article 15 Expenses

Unless otherwise set forth in this Agreement, any expenses incurred by the Parties in connection with the preparation, execution and performance of this Agreement or otherwise in connection with the Integration, whether or not the Integration is implemented (including any fees and expenses payable to third parties such as attorneys, certified public accountants and other advisers) shall be borne by the respective Parties, except for any expenses otherwise agreed upon by and among the Parties.

Article 16 Notices

Any notices or other communications or expressions of intention resulting from or relating to this Agreement shall be in writing, and shall be delivered by hand delivery, certified mail or registered mail or postage prepaid, or email to the following address of each Party (or any other address separately notified by each Party in accordance with this article), provided, however, that any notices or other communications or expressions of

App. A-14

intention pursuant to Articles 8, 9 and 10 may not be delivered by email. Any such notice, communication or expression of intention shall be deemed to have reached the intended recipient if by hand delivery, on the day of such hand delivery, if by mail, five days after the day of dispatch, and if by email transmission, on the day on which such email reaches the addressee (provided that if such date is not a business day, the notice shall be deemed to have arrived on the next business day after such date):

(1)	If to CCW:

Coca-Cola West Co., Ltd.., Planning & Finance Division, Planning Department

7-9-66, Hakozaki, Higashi-ku, Fukuoka City, Fukuoka 812-8650

Attn: Toshiaki Terada

Email: toshiaki-terada@ccwest.co.jp

Copy to:

Coca-Cola West Co., Ltd.., Head of Planning & Finance Division

7-9-66, Hakozaki, Higashi-ku, Fukuoka City, Fukuoka 812-8650

Attn: Yasunori Koga

Email: yasunori-koga@ccwest.co.jp

(2)	If to CCEJ:

Coca-Cola East Japan. Limited., Finance Business Planning & Integration

Kokusai Shin-Akasaka West Building, 6-1-20, Akasaka, Minato-ku, Tokyo 107-0052

Attn: Tomoharu Kumaki

Email: tomoharu.kumaki@ccej.co.jp

Copy to:

Coca-Cola East Japan. Limited., General Manager of Legal Department

Kokusai Shin-Akasaka West Building, 6-1-20, Akasaka, Minato-ku, Tokyo 107-0052

Attn: Haruko Ozeki

Email: haruko.ozeki@ccej.co.jp

Article 17 Amendments and Modifications; Waiver

No amendment or modification to this Agreement shall be effective unless the authorized representatives of the Parties affix their names and seals or sign in writing . No waiver of, or release from, any provision of this Agreement or any right or duty under such provision shall be effective unless the authorized representative of the Party granting such waiver or release affix their names and seals or sign in writing.

Article 18 No Waiver of Rights

Except as otherwise set forth in this Agreement, no delay in exercising any right or claim under this Agreement by any Party to this Agreement shall be deemed to be waiver thereof, and neither any waiver of any right or claim under this Agreement nor any single or partial exercise of any right or claim under this Agreement by any Party to this Agreement shall exclude any other or further exercise thereof or the exercise of any other rights or claims under this Agreement.

Article 19 Severability

If any provision of this Agreement is invalid or unenforceable due to violation of any law or public order or for any other reason whatsoever, such invalidity or unenforceability shall not render the other provisions of this Agreement invalid or unenforceable. If any provision of this Agreement is held invalid or unenforceable by any court, such provision shall be construed in a restrictive manner to the extent necessary to make it valid and enforceable.

App. A-15

Article 20 Governing Law and Jurisdiction

1.	This Agreement shall be governed by, and construed in accordance with, the laws of Japan.

2.	The Parties shall attempt to resolve any dispute (including conciliation) arising out of or in connection with this Agreement through good faith consultation among them, but if they fail to so resolve such dispute, the Tokyo District Court shall be the court of first instance having exclusive jurisdiction over such dispute.

Article 21 Good Faith Consultation

Each Party shall use its efforts to resolve any question arising in connection with the interpretation of this Agreement or any matter not provided for in this Agreement through consultation in accordance with the good faith principle.

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App. A-16

IN WITNESS WHEREOF, this Agreement has been executed in two originals by each of J2 affixing its respective name and seal, with each Party to retain one copy.

September 30, 2016

CCW:	7-9-66, Hakozaki, Higashi-ku, Fukuoka City, Fukuoka
Tamio Yoshimatsu, Representative Director and President
Coca-Cola West Co., Ltd..

CCEJ:	6-1-20 Akasaka, Minato-ku, Tokyo
Calin Dragan, Representative Director and President
Coca-Cola East Japan Co., Ltd.

App. A-17

APPENDIX B

ENGLISH TRANSLATION OF SHARE EXCHANGE AGREEMENT

[Reference Translation]

This SHARE EXCHANGE AGREEMENT (this “Agreement”) is entered into by and between Coca-Cola West Company, Limited. (located at 7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture; “CCW”) and Coca-Cola East Japan Co., Ltd. (located at 6-1-20 Akasaka, Minato-ku, Tokyo; “CCEJ”). CCW will change its trade name to Coca-Cola Bottlers Japan Inc. effective as of April 1, 2017.

Article 1 Share Exchange and Simultaneous Reorganization

1.	Pursuant to the terms and conditions of this Agreement, CCW and CCEJ shall implement a share exchange, under which CCW is a sole parent company in share exchange and CCEJ is a wholly owned subsidiary company in share exchange (the “Share Exchange”), and as a result CCW will acquire all issued and outstanding shares of CCEJ (excluding any shares in CCEJ owned by CCW; hereinafter the same).

2.	CCW shall, after newly establishing a wholly owned subsidiary of CCW (the “Successor Company”) by way of incorporation without offering promptly after the execution date of this Agreement, execute an absorption-type company split agreement with the Successor Company in the substance separately agreed upon between CCW and CCEJ promptly after the establishment of the Successor Company, and conduct an absorption-type company split upon which CCW’s rights and duties relating to all of its businesses other than its group management and administration operations as well as the management of its assets will be transferred to the Successor Company (the “Company Split”) on the Effective Date (as defined in Article 6, Paragraph 1; the same applies hereinafter); provided, however, that taking effect of the Share Exchange as of the Effective Date is a condition precedent of the Company Split taking effect.

Article 2 Shares Delivered upon the Share Exchange and Allotment of the Shares

1.	Upon the Share Exchange, CCW shall deliver to each of the shareholders of CCEJ registered or recorded in the ledger of shareholders of CCEJ (excluding, however, CCW; the “Allotted Shareholders”) as of the time immediately prior to the acquisition by CCW of all issued and outstanding shares of CCEJ by virtue of the Share Exchange (the “Reference Time”) shares of common stock of CCW in a number obtained by multiplying the total number of shares of CCEJ owned by such Allotted Shareholder by 0.75 in exchange for the shares of common stock of CCEJ owned by such Allotted Shareholder.

2.	Upon the Share Exchange, CCW shall allot to each Allotted Shareholder 0.75 shares of common stock of CCW per share of common stock of CCEJ owned by such Allotted Shareholder.

3.	If any fraction of shares results from the calculation of shares delivered or allotted to Allotted Shareholders pursuant to the preceding two paragraphs, CCW shall handle such fraction in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 3 Amounts of Stated Capital and Capital Reserves of CCW

The amounts of the stated capital and capital reserves of CCW to be increased upon the Share Exchange shall be as follows:

(1)	Stated capital:	0 yen

(2)	Capital reserve:	Amount separately determined by CCW in accordance with Article 39 of the Company Accounting Regulations

(3)	Retained earnings reserve:	0 yen

App. B-1

Article 4 Treatment of Stock Acquisition Rights of CCEJ

CCEJ may acquire with consideration all of the stock acquisition rights issued by CCEJ by an agreement with the holder of such stock acquisition rights, provided, however, that such acquisition price per stock acquisition right shall be not more than the amount calculated by multiplying a market price per common stock issued by CCEJ by 100 and then deducting 100 yen. CCEJ may permit the holders of such stock acquisition rights to exercise the stock acquisition rights in accordance with the provisions of the terms and conditions of the stock acquisition rights. CCEJ shall, no later than the day immediately prior to the Effective Date, acquire without consideration and cancel the stock acquisition rights that have not been acquired by CCEJ and have not been exercised by the holder of the stock acquisition rights before the earlier of the last day of the exercise period as set forth in the terms and conditions or the day immediately prior to the Effective Date in accordance with the provisions of the terms and conditions and the allotment agreement executed with the holders of the stock acquisition rights.

Article 5 Treatment of Treasury Shares of CCEJ

CCEJ shall cancel all treasury shares owned by CCEJ (including any shares acquired upon requests of shareholders of CCEJ to purchase shares pursuant to the provisions of Article 785 of the Companies Act) no later than the Reference Time based on a resolution of the board of directors to be held by the day immediately prior to the Effective Date of the Share Exchange.

Article 6 Effective Date

1.	The date on which the Share Exchange takes effect (the “Effective Date”) shall be April 1, 2017.

2.	The Effective Date may be changed in accordance with Article 790 of the Companies Act through consultation between CCW and CCEJ, if necessary in light of the progress in the process of the Share Exchange or for any other reason including, without limitation, for the avoidance of doubt, any action necessary to be taken in order to fulfill the obligation to file a registration statement with the United States Securities and Exchange Commission under the United States Securities Act of 1933.

Article 7 Approval at Shareholders’ Meeting

1.	CCW shall hold a shareholders’ meeting in late March 2017 and seek resolutions (i) approving this Agreement and other matters necessary for the Share Exchange, (ii) amending its articles of incorporation (“Amendments to Articles of Incorporation”) including the changes set out below (the contents set out below reflects the amendments to which CCW and CCEJ have reached an agreement as of the date of this Agreement, and CCW and CCEJ shall further discuss other matters to be stipulated in the articles of incorporation of the holding company, including sentences after the first sentence in Article 2 thereof, and agree to the finalized articles of incorporation.) and (iii) electing the officers of CCW as of the Effective Date, including the officers of CCW elected as of the Effective Date subject to the Share Exchange taking effect, to be agreed upon between CCW and CCEJ; provided, however, that the foregoing may be changed through consultation between CCW and CCEJ, if necessary in light of the progress in the process of the Share Exchange or for any other reason.

Details of the Amendments to Articles of Incorporation (underlines indicate changes)

Before change	After change
(Company’s Name) Article 1 The name of the Company shall be “ ” and in English, “COCA-COLA WEST COMPANY, LIMITED.”	(Company’s Name) Article 1 The name of the Company shall be “ ” and in English, “Coca-Cola Bottlers Japan Inc.”

App. B-2

Before change	After change
(Purpose) Article 2 The purpose of this Company is to engage in the following businesses: (1) (provisions omitted)

(Purpose)

Article 2 The purpose of this Company is to engage in the following businesses and, through holding shares or equity in the companies engaging in the following businesses, to control and manage the business activities of such companies:

(1)    (provisions omitted)

(Total Number of Shares of Stocks) Article 6 The total number of shares of stock to be issued by the Company shall be two hundred seventy million shares.	(Total Number of Shares of Stocks) Article 6 The total number of shares of stock to be issued by the Company shall be five hundred million shares.

(Number of Directors) Article 20 We shall have up to 15 Directors (excluding those serve as Audit and supervisory committee members) in our company. 2. (provisions omitted)	(Number of Directors) Article 20 We shall have up to 10 Directors (excluding those serve as Audit and supervisory committee members) in our company. 2. (provisions omitted)

(Exemption of Liabilities by Directors)

Article 28 We may enter into a liability limitation agreement with directors (except for executive officers) to limit liability for damage in the event that he/she fails to perform his/her duties according to the Companies Act Article 427-1. However, The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances.

(Exemption of Liabilities by Directors)

Article 28 According to the Companies Act Article 426-1, we may exempt liability of directors (including former directors) for damage in the event that he/she fails to perform his/her duties by a resolution by Board of Directors to the extent permitted by laws and ordinances.

2. We may enter into a liability limitation agreement with directors (except for executive officers) to limit liability for damage in the event that he/she fails to perform his/her duties according to the Companies Act Article 427-1. However, The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances.

SUPPLEMENTARY PROVISIONS

The trade name of the Company predicates on the trade name usage agreement entered into on January 1, 2009 between the Company and The Coca-Cola Company headquartered at N.W. Coca-Cola Plaza, Atlanta, Georgia in the United States, which allows the use and partial use of The Coca-Cola Company’s trade names “ ” and “Coca-Cola.” The said permission remains valid only during the period set forth by the agreement and the Company shall immediately suspend the usage if The Coca-Cola Company revokes the permission.

SUPPLEMENTARY PROVISIONS

The trade name of the Company predicates on the trade name usage agreement entered into on April 1, 2017 between the Company and The Coca-Cola Company headquartered at N.W. Coca-Cola Plaza, Atlanta, Georgia in the United States, which allows the use and partial use of The Coca-Cola Company’s trade names “ ” and “Coca-Cola.” The said permission remains valid only during the period set forth by the agreement and the Company shall immediately suspend the usage if The Coca-Cola Company revokes the permission.

2.	CCEJ shall hold a shareholders’ meeting in late March 2017 and seek a resolution approving this Agreement and other matters necessary for the Share Exchange; provided, however, that the foregoing may be changed through consultation between CCW and CCEJ, if necessary in light of the progress in the process of the Share Exchange or for any other reason.

App. B-3

Article 8 Distribution of Surplus

1.	CCW and CCEJ may distribute its surplus to its shareholders or registered share pledgees registered or recorded in its latest ledger of shareholders as of December 31, 2016 (year-end distributions) up to the following maximum amount:

(1)	CCW: 24 yen per share of common stock

(2)	CCEJ: 16 yen per share of common stock

2.	Except the cases set forth in the preceding paragraph, after the execution of this Agreement, CCW and CCEJ shall not distribute their surplus with the date prior to the Effective Date set as the reference date of such distribution.

Article 9 Management of Company Assets

Following the execution of this Agreement through the Effective Date, each of CCW and CCEJ shall conduct its business and manage and administer its assets with the duty of care of a good manager in the ordinary course and scope of its business, and if any party plans to take any action which would materially affect the state of assets, business results, business or rights and duties of such party or any action which would materially affect the consummation of the Share Exchange, such party shall take any such action upon prior consultation and agreement between CCW and CCEJ.

Article 10 Amendment to Terms and Conditions of the Share Exchange and Termination of this Agreement

If any of the following events occurs during the period from the execution date of this Agreement through the day immediately preceding the Effective Date (inclusive; here and hereinafter the same), either of CCW and CCEJ which is not responsible for the occurrence of such event may, upon consultation with the other party, terminate this Agreement. Further, such party may, in lieu of terminating this Agreement, request the other party to amend the terms and conditions of the Share Exchange, and in such case, the terms and conditions of this Agreement may be amended upon consultation and agreement between CCW and CCEJ:

(1)	If, with respect to the other party, any event has occurred or has been found which has a material adverse effect on the state of assets, business results, business, rights and duties or any other condition of such party; or

(2)	If any material event has occurred or has been found which hinders the consummation of the Share Exchange (including but not limited to any event having occurred or having been found which materially affects the calculation of the share exchange ratios relating to the Share Exchange).

Article 11 Effect of This Agreement

This Agreement shall cease to be effective if any event described in the following items has occurred:

(1)	If this Agreement is not approved at a shareholders’ meeting of either CCW or CCEJ by the day immediately preceding the Effective Date;

(2)	If any approval is not obtained from, or the filing of any notification is not completed with, any competent authority, etc. pursuant to applicable laws and regulations (including foreign laws and regulations) that is necessary in connection with the Share Exchange by the day immediately preceding the Effective Date;

(3)	If the Company Split is discontinued, or ceases to be effective, by the day immediately preceding the Effective Date;

(4)	If the Company Split or the Amendments to Articles of Incorporation is not approved at a shareholders’ meeting of CCW by the day immediately preceding the Effective Date; or

App. B-4

(5)	If the shareholders’ meeting of CCW does not give approval for the election of any of the new directors as of the Effective Date separately agreed to between CCW and CCEJ by the day immediately prior to the Effective Date or all of such directors are unlikely to assume his or her office as of the Effective Date.

Article 12 Governing Law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Japan. If any dispute arises in connection with the performance and interpretation of this Agreement, the Tokyo District Court shall be the court of first instance having exclusive jurisdiction over any such dispute.

Article 13 Good Faith Consultation

Any matters not set forth in this Agreement, and any doubts arising regarding its interpretation, shall be settled through consultation in good faith between the parties to this Agreement.

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App. B-5

IN WITNESS WHEREOF, this Agreement has been executed in duplicate by each of CCW and CCEJ affixing its respective name and seal, with each party to retain one copy.

September 30, 2016

CCW:	7-9-66 Hakozaki, Higashi-ku, Fukuoka City, Fukuoka Prefecture
Tamio Yoshimatsu, Representative Director and President
Coca-Cola West Company, Limited.

CCEJ:	6-1-20 Akasaka, Minato-ku, Tokyo
Calin Dragan, Representative Director and President
Coca-Cola East Japan Co., Ltd.

App. B-6

APPENDIX C

ENGLISH TRANSLATION OF CAPITAL AND BUSINESS ALLIANCE AGREEMENT

[Reference Translation]

Coca-Cola West Co., Ltd. (“CCW”) and Coca-Cola East Japan Co., Ltd. (“CCEJ,” and CCEJ and CCW are hereinafter collectively referred to as “J2,” which shall include New CCW (as defined in Article 2, Paragraph 1) after the completion of the Integration (as defined in Article 1; hereinafter the same)), and THE COCA-COLA COMPANY (“TCCC”), Coca-Cola (Japan) Company (“CCJC”), European Refreshments (“ER”), The Coca-Cola Export Corporation (“TCCEC”), and Coca-Cola Holdings West Japan, Inc. (“CCHWJ,” and CCHWJ, TCCC, CCJC, ER and TCCEC are hereinafter collectively referred to as “KO”) (each party to this Agreement (as defined below) is hereinafter referred to as a “Party,” and the parties to this Agreement are collectively hereinafter referred to as the “Parties”) enter into this Capital and Business Alliance Agreement (this “Agreement”) under the following terms and conditions on September 30, 2016 (the “Execution Date”) in relation to the contemplated business alliance among J2 and KO based on the capital alliance after the completion of the Integration.

Article 1 (Purpose of this Agreement)

J2 intends to implement their management integration (the “Integration”) in which CCW will become a holding company of J2 (after CCW becomes a holding company of J2 in accordance with the Integration, it is referred to as the “Holding Company,” as the case may be). This Agreement is entered into by and among KO, which will become the largest shareholder of the Holding Company after the Integration, and J2, for the purpose of facilitating a collaborative relationship among the Parties in order to improve J2’s business performance and enhance the corporate value of J2 for all of their stakeholders including shareholders and employees, while respecting the self-driven business operation of J2 in principle, by implementing and accelerating strategic plans and activities related to J2’s business after the Integration.

Article 2 (Integration)

1.	J2 confirm that, as of the Execution Date, pursuant to the integration agreement entered into on the Execution Date, whose contents are prescribed in the Exhibit (the “Integration Agreement”), they have agreed to carry out the Integration with the effective date of April 1, 2017, or other day on which the Parties agree separately (the “Integration Effective Date”) through implementing (i) the share exchange (kabushiki kokan) in which CCW will be the wholly owning parent company and CCEJ will be the wholly-owned subsidiary company (the “Share Exchange”), and (ii) the absorption-type company split (kyushu bunkatsu) in which CCW will be the splitting company; provided, however, that shares of Q’SAI CO., LTD. (“Q’SAI”) held by CCW will not be included in assets to be succeeded to through the absorption-type company split, and the company, which is a wholly owned subsidiary of CCW, to succeed to the business in accordance with such absorption-type company split is referred to as “New CCW.”

2.	Each of J2 shall comply with the provisions in the Integration Agreement and shall not make any amendments to the Integration Agreement (except for corrections of errors and other similar technical changes, or amendments that shall not have any effect on TCCC) or terminate the Integration Agreement by cancellation agreement without TCCC’s prior written consent; provided, however, that such consent shall not be unreasonably withheld.

3.	KO as shareholders of CCW and CCEJ shall make reasonable efforts for the purpose of implementing the Integration.

4.

The Parties shall set up the Integration Steering Committee (togo junbi iinkai) consisting of three (3) members, the representative director and president of CCW, the representative director and president of CCEJ, and the representative director and president of CCJC, and having Mr. Vikas Tiku (the “Scheduled

App. C-1

GMT”) who is scheduled to assume the position of the General Manager of Transformation that is in charge of leading the integration planning on and after the Integration Effective Date attending all of its meetings (the Scheduled GMT is not a member of the Integration Steering Committee), in order for J2 and TCCC to consult and consider matters required for realization, promotion and transformation of the Integration.

Article 3 (Growth Strategies and Business Plan)

1.	The Holding Company shall follow a strategy to achieve profitable revenue growth, aggressive realization of cost synergies and productivity, and building capabilities to become a world-class bottler.

2.	The Parties shall work together to develop a three-year Business Plan for the Holding Company.

3.	The Work Stream (bunkakai) Leads, which the Integration Steering Committee and the Scheduled GMT set up, shall validate the synergies and growth strategies. The Parties shall develop growth strategies as part of integration planning in consideration of such validation, and incorporate such growth strategies together with the Synergy Plan into the three-year Business Plan described in the preceding paragraph.

4.	The three-year Business Plan described in the preceding two paragraphs (including the growth strategies and the Synergy Plan, hereinafter the same) shall be approved at the initial board of directors meeting of the Holding Company after the Integration becomes effective.

5.	In the case where the Integration Steering Committee determines at least seven (7) days prior to the Integration Effective Date that such approval described in the preceding paragraph will not be obtained, the Parties shall (i) change the Integration Effective Date, (ii) change the timing of the board of directors meeting of the Holding Company to approve the three-year Business Plan, or (iii) take other necessary actions, upon consultation and agreement. When the Parties agree to change the Integration Effective Date, the Integration Effective Date shall mean such changed date, and the Parties shall take all necessary actions and procedures for such change.

6.	The Parties shall, in the integration process, validate and confirm a plan to consolidate and/or restructure the Holding Company group to an optimal structure over the three (3) to four (4) years on and after the Integration Effective Date.

Article 4 (Business Alliance)

On and after the Integration Effective Date, the Parties shall promote their business alliance centering on the projects listed below (the “Business Alliance”), in order to achieve the purpose prescribed in Article 1. The specific details of the Business Alliance shall be determined through separate consultation among the Parties;

(i)	support by KO in making, implementing, and accelerating business strategies to improve the growth, productivity and efficiency of J2’s business;

(ii)	collaboration and consultation on matters regarding the operation of J2’s business; and

(iii)	collaboration and consultation on operating matters within the Coca-Cola system in Japan.

Article 5 (Governance after Integration)

1.

The key elements of governance structure of the Holding Company as of the Integration Effective Date shall be, except as otherwise agreed upon by and among the Parties, as follows, and the initial directors in the Holding Company immediately after entering into force of the Integration (the “Holding Company Initial Directors”) shall be determined by the agreement among the Parties through consultation, prior to CCW’s board of directors meeting (which is scheduled to be held in February 2017, hereinafter the same) convening the annual shareholders meeting pertaining to the business year ending on December 31, 2016; provided, however, that such agreement shall be subject to the right of nomination set forth in Article 6, Paragraphs 1 through 3. CCW shall seek the required resolutions at the board of directors and the shareholders meeting (including the approval of amending the articles of incorporation to the proposed articles of incorporation of

App. C-2

the Holding Company (the finalized articles of incorporation of the Holding Company shall be agreed separately among the Parties based upon the consultation between CCW and CCEJ) immediately after coming into force of the Integration as provided for in the Integration Agreement, and the election of the persons nominated by such agreement as the Holding Company Initial Directors) by the Integration Effective Date. CCW shall cause its directors who are also Audit and Supervisory Committee Members of CCW (except for those who become the Holding Company Initial Directors) at the conclusion of such annual shareholders meeting to resign their positions, subject to the Share Exchange becoming effective, as of the Integration Effective Date.

(a) Governance structure:	Company with Audit and Supervisory Committee (kansa-tou iinkai setti kaisha) and with the accounting auditor

(b) Number and term of office of board members:

Nine (9) total directors

(of which the number of directors who are also Audit and Supervisory Committee Members is four (4))

The term of office of directors who are also Audit and Supervisory Committee Members is until the conclusion of the annual shareholders meeting pertaining to the fiscal year ending within two (2) years from the appointment, and the term of office of the rest of the directors is until the conclusion of the annual shareholders meeting pertaining to the fiscal year ending within one (1) year from the appointment.

(c) Regular board of directors meetings:	Appropriate number per year and timing to be determined separately by the board of directors meeting of the Holding Company

(d) Audit and Supervisory Committee:

Three (3) outside directors, and one (1) non-executive and full-time director

In addition to legally prescribed duties related to the audit and the like of the executive duties of directors, the Audit and Supervisory Committee will have the right to opine on and give advice regarding original proposals made by the president of the Holding Company regarding the performance evaluation and compensation of the Function Heads, Corporate Officers, and directors who are not Audit and Supervisory Committee Members, pursuant to related regulations for Audit and Supervisory Committee of the Holding Company.

CCW shall modify the related regulations for Audit and Supervisory Committee of the Holding Company in order to reflect the above.

The board of directors will have the authority to appoint Function Heads and Corporate Officers of the Holding Company as well as to determine the performance evaluation and compensation of directors who are not Audit and Supervisory Committee Members, Function Heads, and Corporate Officers.

(e) Representative directors:	Two (2) representative directors

(f) Others:	The senior management of the Holding Company shall have a balance between former CCW management and former CCEJ management, and between local and global talent.

App. C-3

2.	The key elements of governance structures of New CCW, Q’SAI and CCEJ after the Integration Effective Date shall be, except as otherwise agreed upon by and among the Parties, as follows, and the board members in such companies immediately after entering into force of the Integration shall be determined in accordance with the following conditions by the Integration Effective Date. New CCW, Q’SAI and CCEJ shall seek the required resolutions at the board of directors and the shareholders meetings (including the approval of amending the articles of incorporation to each proposed articles of incorporation of New CCW, Q’SAI and CCEJ immediately after coming into force of the Integration which is agreed by and among the Parties upon the separate consultation among them, and election of the persons to be nominated in accordance with the following conditions as the initial board members of each company) on the Integration Effective Date. The Holding Company shall, as a wholly owning parent company of each of such companies, exercise its voting right in favor of the agenda items regarding such resolutions at the shareholders meeting of each of such companies. Further, J2 shall cause the existing directors immediately before the Integration Effective Date, who have not been elected as the directors of each company on and after the Integration Effective Date, to resign or retire as of the Integration Effective Date, and make best efforts to cause the existing statutory auditors immediately before the Integration Effective Date, who have not been elected as the statutory auditors of each company on and after the Integration Effective Date, to resign or retire as of the Integration Effective Date. Each of New CCW and CCEJ shall seek to change its governance structure to a company without a board of directors and with statutory auditor(s), and with one (1) director and one (1) statutory auditor at an early stage.

(a) New CCW:	Company with the board of directors, the board of statutory auditors, and the accounting auditor

The number of directors and statutory auditors shall be determined at the Integration Steering Committee and the Scheduled GMT; provided, however, that the total number of directors and statutory auditors shall not exceed the number of directors (such number shall be decreased by the number of those who shall not take position of director or statutory auditor of New CCW as they become Holding Company Initial Directors) of CCW as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

The directors immediately after the Integration becoming effective shall be (i) Mr. Tamio Yoshimatsu (the “Scheduled President”) and the Scheduled GMT, and (ii) the person to be nominated from among the directors or other Officers (as defined in Article 16, Paragraph 2; hereinafter the same shall apply) of CCW immediately before the Integration Effective Date by the agreement of the persons described in (i).

The statutory auditors immediately after the Integration becoming effective shall be the person(s) to be nominated from among the directors who are also Audit and Supervisory Committee Members or other Officers of CCW immediately before the Integration Effective Date by the agreement of the persons described in (i).

(b) Q’SAI:	Company with the board of directors, the board of statutory auditors, and the accounting auditor

The number of directors and statutory auditors shall be determined by the Integration Steering Committee and the Scheduled GMT; provided, however, that such number shall not exceed the number of directors and statutory auditors of Q’SAI as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

App. C-4

The directors immediately after the Integration becoming effective shall be (i) the Scheduled President, (ii) the representative director and president of Q’SAI immediately before the Integration Effective Date, and (iii) the person to be nominated from among the directors or other Officers of CCW or Q’SAI immediately before the Integration Effective Date by the agreement of the Scheduled President and the Scheduled GMT.

The statutory auditors immediately after the Integration becoming effective shall be selected from among the directors who are also Audit and Supervisory Committee Members of CCW, statutory auditors of Q’SAI or other Officers of CCW and Q’SAI immediately before the Integration Effective Date by the agreement of the Scheduled President and the Scheduled GMT.

(c) CCEJ:	Company with the board of directors, the board of statutory auditors, and the accounting auditor

The number of directors and statutory auditors shall be determined at the Integration Steering Committee and the Scheduled GMT; provided, however, that such number shall not exceed the number of directors (such number shall be decreased by the number of those who shall resign director of CCEJ as they become Holding Company Initial Directors) and statutory auditors of CCEJ as of the Execution Date.

The articles of incorporation shall include the substance above, and shall be agreed by the Parties upon separate consultation among them.

The directors immediately after the Integration becoming effective shall be (i) the Scheduled President and the Scheduled GMT, and (ii) the person to be nominated from among the directors or other Officers of CCEJ immediately before the Integration Effective Date by the agreement of the persons described in (i).

The statutory auditors immediately after the Integration becoming effective shall be the person(s) to be nominated from among the statutory auditors or other Officers of CCEJ immediately before the Integration Effective Date by the agreement of the persons described in (i).

3.	Each of the wholly owned subsidiaries of New CCW and CCEJ on and after the Integration Effective Date shall be structured, in principle, as a company without a board of directors and with statutory auditors, and one (1) director and one (1) statutory auditor. Each of New CCW and CCEJ shall cause its wholly owned subsidiaries to take the necessary procedures (including resolutions at the board of directors and the shareholders meetings) to elect such officers on the Integration Effective Date, and as a shareholder of such respective wholly owned subsidiary, each of New CCW and CCEJ shall exercise its voting right in favor of the agenda items regarding such election of officers at the shareholders meeting of such respective wholly-owned subsidiary. J2 shall make their best efforts to cause the existing officers of the wholly owned subsidiaries of New CCW and CCEJ immediately before the Integration Effective Date, who have not been elected as the officers of such subsidiaries on and after the Integration Effective Date, to resign or retire as of the Integration Effective Date.

Article 6 (Nomination of Directors)

1.	TCCC has the right to nominate the following three (3) directors among the Holding Company Initial Directors:

(a)	executive director: one (1); and

(b)	outside director who is also an Audit and Supervisory Committee Member: two (2).

App. C-5

TCCC shall notify candidates nominated by TCCC to J2 at least twenty (20) days prior to CCW’s board of directors meeting convening the annual shareholders meeting pertaining to the fiscal year ending on December 31, 2016; provided, however, that TCCC shall nominate the Scheduled President as the nominee of the executive director among the Holding Company Initial Directors.

2.	CCW has the right to nominate the following three (3) directors among the Holding Company Initial Directors:

(a)	executive director: one (1);

(b)	full-time director who is also an Audit and Supervisory Committee Member: one (1);and

(c)	outside director who is also an Audit and Supervisory Committee Member: one (1).

The nominee for (b) shall have extensive audit and finance experience and knowledge, and the nominee for (c) shall satisfy the requirements of an independent officer (dokuritsu yakuin) as stipulated in Rule 436-2, Paragraph 1 of the Tokyo Stock Exchange Listing Rules.

CCW shall notify candidates nominated by CCW to CCEJ and KO at least twenty (20) days prior to CCW’s board of directors meeting convening the annual shareholders’ meeting pertaining to the fiscal year ending on December 31, 2016.

3.	CCEJ has the right to nominate the following three (3) directors among the Holding Company Initial Directors:

(a)	executive director: two (2); and

(b)	outside director: one (1).

The nominee for (b) shall satisfy the requirements of an independent officer (dokuritsu yakuin) as stipulated in Rule 436-2, Paragraph 1 of the Tokyo Stock Exchange Listing Rules.

CCEJ shall notify candidates nominated by CCEJ to CCW and KO at least twenty (20) days prior to the CCW’s board of directors meeting convening the annual shareholders meeting pertaining to the fiscal year ending on December 31, 2016; provided, however, that CCEJ shall nominate the Scheduled GMT as one of the two candidates for the executive directors among the Holding Company Initial Directors.

4.	CCW shall submit the agenda item of election of the Holding Company Initial Directors which shall be subject to the Integration becoming effective at the annual shareholders meeting pertaining to the fiscal year ending on December 31, 2016, and shall make its best efforts to obtain approval for such agenda items for the election of the said directors nominated by TCCC, CCW and CCEJ in accordance with Paragraphs 1 through 3 of this Article 6 at such shareholders meeting, and KO shall fully cooperate in obtaining approval for such agenda items at such shareholders meeting; provided, however, that if CCW determines that proposing the election of directors nominated by TCCC or CCEJ to the shareholders meeting may result in the breach of the duty of care of a good manager or the fiduciary duty of the directors of CCW, it shall so notify TCCC or CCEJ immediately along with the reasonable grounds for such determination, and shall consult in good faith with TCCC or CCEJ about how to deal with it. At such shareholders meeting, CCW shall not actively advocate against the nominees of the directors pursuant to this Paragraph 4 of this Article 6, or actively promote any alternative nominees in order to impede such election.

5.

In addition to Paragraph 1 of this Article 6, on and after the Integration Effective Date, TCCC has the right to nominate the following number of directors in accordance with the KO Voting Rights Ratio (as defined in Article 12, Item (iv); hereinafter the same)(TCCC intends and plans to nominate the Scheduled President as one of the nominees for such executive director until the conclusion of the annual shareholders meeting for the last business year which ends within three (3) years on and after the Integration Effective Date);provided, however, that the number of nominees relating to TCCC’s right of nomination as set forth in Paragraph 1 and this Paragraph 5 of this Article 6 is based on the Holding Company having nine (9) directors, and should the number of the Holding Company’s directors change, the number of directors

App. C-6

TCCC may nominate shall be consulted on separately in good faith between TCCC and the Holding Company on the assumption that it will be adjusted on a proportionate basis:

(i)	when the KO Voting Rights Ratio is 10% or more:

one (1) executive director, and two (2) outside directors who are also Audit and Supervisory Committee Members;

(ii)	when the KO Voting Rights Ratio is 5% or more and less than 10%, and constitutes the highest ratio of the voting rights of the Holding Company’s shares held by any shareholder of the Holding Company (including the voting rights held by any subsidiary of such shareholder) (computed in conformity with the KO Voting Rights Ratio; the “Case Where TCCC is a Largest Shareholder”):

One (1) executive director, and one (1) outside director who is also an Audit and Supervisory Committee Member; and

(iii)	when the KO Voting Ratio is 5% or more and less than 10%, and does not fall within the Case Where TCCC is a Largest Shareholder:

one (1) outside director who is also an Audit and Supervisory Committee Member; provided, however, that when TCCC nominates the Scheduled President before the conclusion of the annual shareholders meeting for the last business year which ends within three (3) years on and after the Integration Effective Date, one (1) executive director.

6.	In the case where the preceding paragraph applies, the Holding Company shall submit the agenda item of election of directors including candidates nominated by TCCC pursuant to the preceding paragraph at the annual shareholders meetings of the Holding Company or extraordinary shareholders meetings of the Holding Company in the case where an extraordinary shareholders meeting has been convened (limited to a case where at the time of such extraordinary shareholders meeting, the number of directors nominated by TCCC has not reached the numbers set forth in the preceding paragraph), and shall make its best efforts to obtain approval for such agenda items for the election of the said directors nominated by TCCC at such shareholders meetings, and KO shall fully cooperate in obtaining approval for such agenda items at such shareholders meetings. The matter of whether such an extraordinary shareholders meeting should be held shall be decided through separate consultations between TCCC and the Holding Company; provided, however, that if the Holding Company determines that proposing the election of directors nominated by TCCC to the shareholders meeting may result in the breach of the duty of care of a good manager or the fiduciary duty of the directors of the Holding Company, it shall so notify TCCC immediately along with the reasonable grounds for such determination, and consult in good faith with TCCC upon how to deal with it. At such shareholders meeting, the Holding Company shall not actively advocate against TCCC’s nominees of the director, or actively promote any alternative nominees in order to impede such election.

7.	TCCC intends and plans to nominate the Scheduled President as a candidate for the representative director and president of the Holding Company based upon the nomination right stipulated in Paragraph 9 of this Article 6, on the condition that the Scheduled President has a position as director of the Holding Company until the conclusion of the annual shareholders meetings for the last business year which ends within three (3) years on and after the Integration Effective Date (expiration of such period, the “Expiration of Initial Term of Office”). Based upon TCCC’s nomination, the Holding Company shall take the necessary procedures to elect the Scheduled President as the representative director and president, and each of the Parties shall make its best efforts to obtain approval for such agenda item for the election of the said representative director and president at the board of directors meetings. At such board of directors meetings, the Holding Company shall not actively advocate against the Scheduled President, or actively promote any alternative nominee.

8.

On the condition that the nominee for director of the Holding Company selected by CCEJ pursuant to Paragraph 3 of this Article 6 (the “CCEJ Nominated Representative Director”) has a position as director of the Holding Company, the Parties hereby agree that such person shall be the representative director of the

App. C-7

Holding Company until the conclusion of the annual shareholders meeting for the last business year which ends within one (1) year on and after the Integration Effective Date (expiration of such period, the “Expiration of First Year Initial Term of Office”). CCEJ shall nominate the Scheduled GMT for the CCEJ Nominated Representative Director pursuant to this Paragraph 8. Until the Expiration of First Year Initial Term of Office, the Holding Company shall take the necessary procedures to elect the CCEJ Nominated Representative Director as the representative director, and each of the Parties shall make its best efforts to obtain approval for such agenda item for the election of the said representative director at the board of directors meeting. Until the Expiration of First Year Initial Term of Office, at such board of directors meeting, the Holding Company shall not actively advocate against the CCEJ Nominated Representative Director, or actively promote any alternative nominee.

9.	TCCC has the right to nominate the representative director and president of the Holding Company (one person), only in the case (a) where TCCC has the right to nominate one (1) executive director pursuant to Paragraph 5 of this Article 6 and the Case Where TCCC is a Largest Shareholder, or (b) where TCCC nominates the Scheduled President as a director before the conclusion of the annual shareholders meeting for the last business year which ends within three (3) years on and after the Integration Effective Date. The Scheduled President shall recommend the successor representative director and president candidates of the Holding Company from among the Officers of the Holding Company group at an appropriate time before the Expiration of Initial Term of Office. TCCC shall nominate the successor representative director and president candidate of the Holding Company from among the Officers of the Holding Company group, global talent from KO Group, or the Officers of other companies. The Holding Company shall take the necessary procedures to elect such director nominated by TCCC as the representative director and president, and each of the Parties shall make its best efforts to obtain approval for such agenda item for the election of the said representative director and president at the board of directors meeting. At such board of directors meeting, the Holding Company shall not actively advocate against TCCC’s nominee, or actively promote any alternative nominee; provided, however, that the foregoing shall not preclude the election of a representative director (excluding the representative director and president) other than the Scheduled President or the representative director and president nominated by TCCC by the board of directors of the Holding Company after the Expiration of First Year Initial Term of Office.

10.	On and after the Integration Effective Date, TCCC has the right to appoint two (2) observers who are entitled to join the board of directors meetings of the Holding Company, as long as there are no directors of the Holding Company nominated by TCCC in spite of TCCC’s right to nominate the board members pursuant to Paragraphs 1 and 5 of this Article 6.

Article 7 (Autonomous and Independent Management)

The Parties agree to maintain the listing of the shares in the Holding Company, and KO acknowledges that on and after the Integration Effective Date, the Holding Company shall be managed in accordance with the principle of maintaining autonomous and independent management. If there arises a need to maintain the listing of the shares in the Holding Company and avoid the breach of the duty of care of a good manager or the fiduciary duty assumed by the officers of the Holding Company and its subsidiaries, the Parties shall consult in good faith upon how to cope with it, including amending the provisions of this Agreement.

Article 8 (Material Decisions, etc.)

On and after the Integration Effective Date, if J2 intends to engage in the following matters, they shall give prior written notice to TCCC and consult with TCCC in good faith:

(i)	amendment to the articles of incorporation (except for the amendment of the articles of incorporation as prescribed in Article 5, the amendment of the articles of incorporation in accordance with any change of Laws (as defined in Article 9, Paragraph 1, Item (ii), hereinafter the same), or any other amendment of the articles of incorporation that will not have any effect on TCCC);

App. C-8

(ii)	merger, company split, share exchange or transfer or other corporate reorganization or conversion or any capital restructuring (except for any corporate reorganization within the Holding Company group companies including J2 and Q’SAI);

(iii)	sale or purchase of all or a substantial part of the business (except for any corporate reorganization within the Holding Company group companies including J2 and Q’SAI);

(iv)	decrease in capital stock or capital reserves (except for such decrease to be effected for the purpose of enabling New CCW or CCEJ not to fall within a “large company (daikaishya)” under the Companies Act of Japan), dissolution, or any petition for the commencement of bankruptcy proceedings, corporate reorganization proceedings, civil rehabilitation proceedings, special liquidation or any equivalent insolvency proceedings;

(v)	removal of the representative director (limited to the representative director nominated by TCCC itself); or

(vi)	action that will cause the KO Voting Rights Ratio to fall (including the issuance of new stock acquisition rights or issuance of other potential shares).

Article 9 (Representations and Warranties)

1.	Each of J2 represents and warrants to KO, that the following matters are true and accurate as of the Execution Date and the Integration Effective Date, to the extent that each company is related:

(i)	each of J2 is a joint stock company (kabushiki-kaisha) duly and validly incorporated and duly and validly existing under the laws of Japan;

(ii)	each of J2 has all necessary corporate power and authority to enter into this Agreement and the Integration Agreement (collectively, the “Agreement, etc.”), carry out its obligations thereunder and perform the Business Alliance and the Integration (collectively, the “Business Alliance, etc.”.) Each of J2 has duly and validly completed all internal corporate procedures, including the approval at the board of directors meeting, necessary to enter into the Agreement, etc., carry out its obligations thereunder and perform the Business Alliance, etc. The Agreement, etc. have been duly and validly executed by each of J2 as of the Execution Date, and upon execution by the other Parties, will constitute legal, valid and binding obligations of each of J2, and enforceable against it, in accordance with its respective terms, except as such enforcement may be limited by laws, regulations, guidelines, rules, orders, local ordinances, decrees or administrative instruction (including equivalents of those in foreign jurisdictions, hereinafter referred to as the “Laws”);

(iii)	the execution of the Agreement, etc. and the performance of its obligations thereunder and performance of the Business Alliance, etc. by each of J2 do not (a) violate or conflict with the Laws, its articles of incorporation or other internal regulations or (b) result in the creation of any liens, similar security interests or other restrictions or burdens on any of the business or assets of each of J2 or grant to a third party any rights to request for the creation of such burdens; and

(iv)	none of J2 recognizes specifically, as of the execution of this Agreement, that there is a material matter (except for obtaining an approving resolution at the shareholders meeting in each of J2 which is necessary for implementing the Integration) which would impede the consummation of the Integration in accordance with the terms and conditions provided in the Integration Agreement (in the case that such terms and conditions are amended in accordance with the Integration Agreement, including such amended terms and conditions).

2.	Each of KO represents and warrants to J2 that the following matters are true and accurate as of the Execution Date and the Integration Effective Date, to the extent each company is related, as follows:

(i)	each of KO was duly and validly incorporated and duly and validly existing under the Laws governing its incorporation;

App. C-9

(ii)	each of KO has all necessary corporate power and authority to enter into this Agreement, carry out its obligations hereunder and perform the Business Alliance. Each of KO has duly and validly completed all internal corporate procedures necessary to enter into this Agreement, carry out its obligations hereunder and perform the Business Alliance. This Agreement has been duly and validly executed by each of KO as of the Execution Date, and upon execution by the other Parties, will constitute legal, valid and binding obligations of each of KO, and enforceable against it, in accordance with its respective terms, except as such enforcement may be limited by the Laws; and

(iii)	the execution of this Agreement, performance of its obligations hereunder and performance of the Business Alliance by each of KO do not (a) violate or conflict with the Laws, its articles of incorporation or other internal regulations or (b) result in the creation of any liens, similar security interests or other restrictions or burdens on any of the business or assets of each of KO, or grant to a third party any rights to request for the creation of such burdens.

Article 10 (Conditions to Effectiveness of this Agreement)

This Agreement shall become effective subject to the implementation of the Integration and shall take effect as of the Integration Effective Date; provided, however, that Article 2, Article 3, Article 5, Article 6, Paragraphs 1 through 4, 7 (limited to provisions related to election of the representative director as of the Integration Effective Date) and 8 (limited to provisions related to election of the representative director as of the Integration Effective Date), and Articles 9, 10, and 12 through 24 of this Agreement shall take effect immediately after the execution of this Agreement.

Article 11 (Securement of J2’s Compliance with their Obligations)

The Holding Company shall cause New CCW, Q’SAI and CCEJ to comply with their respective obligations under this Agreement on and after the Integration Effective Date.

Article 12 (Termination of this Agreement)

If any of the events in the following items occurs, this Agreement shall terminate on the day prescribed in each item:

(i)	the Integration Agreement is cancelled or otherwise loses effect for any reason before the Integration Effective Date: The date on which the Integration Agreement loses effect;

(ii)	all the Parties agree on the termination of this Agreement: The termination date of this Agreement designated as a result of such agreement;

(iii)	this Agreement is cancelled pursuant to the provisions hereof: The termination date of this Agreement as a result of cancellation; or

(iv)	the ratio of voting rights carried by the shares in the Holding Company held by TCCC and its subsidiaries to all the voting rights of issued shares in the Holding Company (referred to herein as the “KO Voting Rights Ratio”) is less than 5%: The date on which the event in this item occurs.

Article 13 (Cancellation of this Agreement)

Each Party may cancel this Agreement on and after the Execution Date if the other Party (the other Party means KO for J2, and means J2 for KO; hereinafter the same) is in material breach of its obligations under this Agreement and fails to remedy such breach within fourteen (14) days of having received written notice thereof.

Article 14 (Indemnification)

Each Party shall indemnify the other Party from any and all damages, losses, expenses (including reasonable attorney’s fees), etc. incurred by the other Party as a result of any breach of its representations and warranties and agreements set forth in this Agreement or any claim, etc. by a third party alleging such breach.

App. C-10

Article 15 (Public Announcement)

In the case where each Party or any of its subsidiaries or affiliates makes any public announcement regarding this Agreement, such Party shall separately consult with the other Party about the contents, time and method of such public announcement and make such public announcement in accordance with the prior written agreement with the other Party, except where the public announcement is required by Applicable Laws (as defined in Article 16, Paragraph 3; hereinafter the same) or the rules of the financial instruments exchanges (including their equivalents of those in foreign jurisdictions). Even in such exception, the Party who is obliged to make the public announcement shall use reasonable efforts to give notice to the other Party prior to such public announcement and consult about the contents, time and method of such public announcement with the other Party, and enter into a prior written agreement among the Parties; provided, however, that the foregoing shall not apply in the case of emergency.

Article 16 (Confidentiality)

1.	Each Party (the “Receiving Party,” hereinafter the same in this Article 16) shall maintain in strict confidence any information (including information provided orally, in writing, through electronic record media and in other forms and information which have been edited, modified, reprocessed or altered from the originally provided information) received from other Party (the “Disclosing Party,” hereinafter the same in this Article 16) in connection with this Agreement, the background of the execution of this Agreement and the content of this Agreement (the “Confidential Information”) and shall not disclose the Confidential Information to any third party without the prior written consent of the relevant Disclosing Party; provided, however, that the Confidential Information shall not include the following information:

(1)	information that is already publicly known at the time of the disclosure by the Disclosing Party;

(2)	information that becomes publicly known through no cause attributable to the Receiving Party after the disclosure by the Disclosing Party;

(3)	information that is already held by the Receiving Party legally without any confidentiality obligation at the time of the disclosure by the Disclosing Party; and

(4)	information that the Receiving Party has obtained legally from a duly authorized third party to which the Receiving Party does not owe any confidentiality obligation.

2.	Notwithstanding the preceding paragraph, each Receiving Party may disclose the Confidential Information to its officers and employees (collectively, the “Officers”) and its attorneys, tax accountants, certified public accounts or other third parties which owe confidentiality obligation officially (the “Outside Experts”) (provided, however, that the Confidential Information shall be disclosed to the Officers or the Outside Experts only to the extent necessary for the performance of the obligations under this Agreement or the accomplishment of the Business Alliance) without the prior written consent of the relevant Disclosing Party; provided, however, that the Receiving Party shall impose confidentiality obligations on such Officers or Outside Experts and, in the case of such person’s breach of confidentiality obligation, the Receiving Party shall be liable in the same manner as in the case of a breach of its own confidentiality obligation.

3.	Notwithstanding the preceding two paragraphs, pursuant to applicable Laws or rules of financial instruments exchange or other self-regulatory organization, or a juridical decision, decision or order, etc. by a juridical or administrative organization (including equivalents of those in foreign jurisdictions, collectively “Applicable Laws”), each Receiving Party may disclose the Confidential Information to the minimum extent necessary in accordance with Applicable Laws. If the Receiving Party decides that such disclosure is necessary, it shall, prior to disclosure, give written notice of its intention of disclosure and the outline of information to be disclosed to the relevant Disclosing Party and consult about the contents of such disclosure with the relevant Disclosing Party in good faith, as far as practically possible.

App. C-11

4.	The Receiving Party shall hold the Confidential Information with distinguishing clearly between the Confidential Information and other information to the extent practically adequate, take reasonable procedures necessary for maintenance of confidentiality of them, and manage them with due care and diligence, in order to keep the Confidential Information in strict confidence.

5.	The Receiving Party shall not use the Confidential Information for purposes other than the performance of the obligations under this Agreement or the accomplishment of the Business Alliance.

6.	Upon the request from the Disclosing Party, the Receiving Party shall return to such Disclosing Party, or destroy or delete the Confidential Information disclosed by such Disclosing Party in a rapid manner in accordance with such Disclosing Party’s instruction.

7.	The obligation under this Article shall survive for three (3) years after the termination of this Agreement.

Article 17 (No Assignment)

The Parties shall not assign to a third party, create a security interest in or otherwise dispose of any right or obligation under this Agreement.

Article 18 (Notice)

All notices, consents, and any other communications under this Agreement shall be in writing, and shall be directly delivered, sent by registered mail (or international priority mail in the case of any address outside of Japan) or sent by e-mail to the addressees below; provided, however, that the notices, and any other communications and declaration of intention pursuant to Articles 13 and 14 shall not be sent by e-mail. Notice directly delivered shall be deemed to have been received at the time of the delivery, notice sent by registered mail shall be deemed to have been received two (2) days after the date of dispatch (seven (7) days in the case of international priority mail), and notice sent by e-mail shall be deemed to have been received at the date of the receipt by the addressee;provided, however, that if such date is not a business day, the notice shall be deemed to have been received on the business day immediately after such date. If there is any change in the following matters, each Party shall immediately notify the other Parties of such change in accordance with this Article 18.

(1) To CCW :	Planning & Finance Division, Planning Department
Address: 7-9-66, Hakozaki, Higashi-ku, Fukuoka City, Fukuoka
Attn: Toshiaki Terada
Email: toshiaki-terada@ccwest.co.jp

(2) To CCEJ :	Finance Business Planning & Integration
Address: Kokusai Shin-Akasaka West Building, 6-1-20, Akasaka, Minato-ku, Tokyo
Attn: Tomoharu Kumaki
Email: tomoha.kumaki@ccej.co.jp
Copy to:
Chief Legal Officer
Address: Kokusai Shin-Akasaka West Building, 6-1-20, Akasaka, Minato-ku, Tokyo
Attn: Haruko Ozeki
Email: haruko.ozeki@ccej.co.jp

(3) To KO:	Strategy & Insights, Strategic Initiatives & Competitive Intelligence Director
Address: 4-6-3, Shibuya, Shibuya-ku, Tokyo
Attn: Keiko Yamamoto
Email: keyamamoto@coca-cola.com

App. C-12

Article 19 (Expenses)

Unless otherwise provided in this Agreement, expenses incurred by each Party in connection with execution and performance of this Agreement (including fees and expenses for attorneys) shall be borne by each Party.

Article 20 (Amendment)

No modification or amendment to the provisions of this Agreement shall have effect unless the representatives of the Parties place their names and seals or sign in writing.

Article 21 (Entire Agreement)

This Agreement (including any agreement, confirmation or memorandum which changes, amends or supplements this Agreement) constitutes the complete agreements and understandings regarding the subject matter hereof among the Parties and supersedes all preceding agreements and understandings made orally or in writing regarding the subject matter hereof among the Parties; provided, however, that the capital and business alliance agreement by and among Coca-Cola Central Japan Company, Limited., TOKYO COCA-COLA BOTTLING Co., LTD., TONE Coca-Cola Bottling Co., Ltd., MIKUNI COCA-COLA BOTTLING CO., LTD, TCCC, CCJC and ER as of December 14, 2012 shall continue effective until the Integration Effective Date and shall become ineffective as of the Integration Effective Date.

Article 22 (Language)

This Agreement shall be executed in Japanese. If this Agreement is translated into another language, only the Japanese version of this Agreement shall be deemed as the original and it shall prevail over any other translated version.

Article 23 (Governing Law and Jurisdiction)

This Agreement shall be governed by, and construed in accordance with, the laws of Japan. Any dispute (including mediation) arising in connection with this Agreement shall be subject to the Tokyo District Court as the exclusive jurisdiction of the first instance.

Article 24 (Consultation in Good Faith)

With respect to matters not stipulated herein, or any question arising out of or in connection with the interpretation of this Agreement, the Parties shall settle the matters upon consultation in good faith.

[Intentionally left blank]

App. C-13

IN WITNESS WHEREOF, this Agreement shall be executed in seven (7) copies, and the Parties shall each retain one (1) copy hereof.

CCW:	Coca-Cola West Co., Ltd.
7-9-66, Hakozaki, Higashi-ku, Fukuoka City, Fukuoka

/s/ Tamio Yoshimatsu
Name: Tamio Yoshimatsu
Title: Representative Director and President

App. C-14

CCEJ:	Coca-Cola East Japan Co., Ltd.
6-1-20, Akasaka, Minato-ku, Tokyo

/s/ Calin Dragan
Name: Calin Dragan
Title: President and Representative Director

App. C-15

TCCC:	THE COCA-COLA COMPANY
One Coca-Cola Plaza, N.W., Atlanta
State of Georgia 30313, United States of America

/s/ Marie D. Quintero Johnson
Name: Marie D. Quintero Johnson
Title: Vice-president and Director, Mergers & Acquisitions

App. C-16

CCJC:	Coca-Cola (Japan) Company
4-6-3 Shibuya Shibuya-ku Tokyo

/s/ Tim Brett
Name: Tim Brett
Title: Representative Director and President

App. C-17

ER:	European Refreshments
Southgate, Dublin Road, Drogheda, County Meath, Ireland

/s/ Marie D. Quintero Johnson
Name: Marie D. Quintero Johnson
Title: Director

App. C-18

TCCEC:	The Coca-Cola Export Corporation
One Coca-Cola Plaza, N.W., Atlanta
State of Georgia 30313, United States of America

/s/ Marie D. Quintero Johnson
Name: Marie D. Quintero Johnson
Title: Director

App. C-19

CCHWJ:	Coca-Cola Holdings West Japan, Inc.
One Coca-Cola Plaza, N.W., Atlanta
State of Georgia 30313, United States of America

/s/ Robert J. Jordan Jr.
Name: Robert J. Jordan Jr.
Title: Director

App. C-20

APPENDIX D

FAIRNESS OPINION DELIVERED BY JPMORGAN SECURITIES JAPAN CO., LTD.

[Letterhead of JPMorgan Securities Japan Co., Ltd.]

September 29, 2016

The Board of Directors

Coca-Cola East Japan Co., Ltd.

Kokusai Shin-Akasaka West Bldg., 6-1-20,

Akasaka, Minato-ku, Tokyo, Japan

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the “Company Common Stock”) of Coca-Cola East Japan Co., Ltd. (the “Company”) of the Exchange Ratio (as defined below) in the proposed share exchange (kabushiki kokan) (the “Transaction”) of the Company with Coca-Cola West Company, Limited (the “Counterparty”). Pursuant to the Integration Agreement (togo keiyakusho) and the Share Exchange Agreement (kabushiki kokan keiyakusho) (collectively, the “Agreements”), between the Company and the Counterparty, the Company will become a wholly-owned subsidiary of the Counterparty, and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock owned by the Counterparty and (ii) shares of Company Common Stock already held in treasury or for which an appraisal right is exercised by dissenting shareholders, will be converted into 0.75 shares (the “Exchange Ratio”) of the Counterparty’s common stock (the “Counterparty Common Stock”). Following the Transaction, pursuant to the Absorption-type Company Split Agreement (kyushu bunkatsu keiyakusho) (the “Company Split Agreement”) between the Counterparty and its wholly-owned subsidiary, the Counterparty will transfer its businesses other than those related to management of group companies and certain assets to such wholly-owned subsidiary.

In connection with preparing our opinion, we have (i) reviewed drafts dated September 28, 2016 of the Agreements and the Company Split Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Counterparty and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Counterparty with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Counterparty Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Counterparty relating to their respective businesses (such forecasts relating to the business of the Counterparty, the “Counterparty Forecasts”); (vi) reviewed an alternative version of the financial analyses and forecasts of the Counterparty incorporating certain adjustments made thereto by the management of the Company (such forecasts, the “Adjusted Counterparty Forecasts”) and discussed with the management of the Company its assessment as to the relative likelihood of achieving the future financial results reflected in the Counterparty Forecasts and the Adjusted Counterparty Forecasts; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Counterparty with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Counterparty, the financial condition and future prospects and operations of the Company and the Counterparty, the effects of the Transaction on the financial condition and future prospects of the Company and the Counterparty, and certain other matters we believed necessary or appropriate to our inquiry.

App. D-1

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Counterparty or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Counterparty under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Counterparty to which such analyses or forecasts relate, and based on the assessments of the management of the Company as to the relative likelihood of achieving the future financial results reflected in the Counterparty Forecasts and the Adjusted Counterparty Forecasts, we have relied on the Adjusted Counterparty Forecasts for purposes of our opinion. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will qualify as a tax-free reorganization for Japanese tax purposes, and will be consummated as described in the Agreements, and that the definitive Agreements will not differ in any material respects from the drafts thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Counterparty in the Agreements and the related agreements are and will be true and correct in all respects material to our analysis and that the Company will have no exposure under any indemnification obligations contained within the Agreements or the related agreements in any amount material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Counterparty or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than the Counterparty and its subsidiaries and affiliates) of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Counterparty Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have provided any other material financial advisory services, commercial banking services or investment banking services to the Company or the Counterparty. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Counterparty. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or

App. D-2

other financial instruments (including derivatives, bank loans or other obligations) of the Company or the Counterparty for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock (other than the Counterparty and its subsidiaries and affiliates).

The issuance of this opinion has been approved by a fairness opinion committee of JPMorgan Securities Japan Co., Ltd. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

JPMORGAN SECURITIES JAPAN CO., LTD.

/s/ JPMORGAN SECURITIES JAPAN CO., LTD.

GID: U056513

App. D-3

APPENDIX E

ENGLISH TRANSLATION OF

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV Share Exchange and Share Transfer

SECTION 1 Share Exchange

Subsection 1 Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767 A Stock Company may effect a Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company Resulting from the Share Exchange” in this Part).

Subsection 2 Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768 In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade name and address of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from the Share Exchange” in this Part) and the Stock Company that constitutes the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Wholly Owning Parent Stock Company Resulting from the Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

App. E-1

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

(e) if such Monies, etc. are property other than shares, etc. in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange);

(iv) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange who will receive delivery of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) the description of the features and number of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange to be delivered to share option holders of Share Options under the Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under the Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company Resulting from the Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in that item to share option holders of Share Options under the Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company Resulting from the Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from the Share Exchange and the Wholly Owning Parent Stock Company Resulting from the Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company Resulting from the Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

App. E-2

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769 The Wholly Owning Parent Stock Company Resulting from a Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: share option holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and share option holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under the Share Exchange Agreement shall be cancelled and share option holders of the Share Options under Share Exchange Agreement shall become share option holders of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

App. E-3

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

SECTION 2 Procedures of an Absorption-type Merger, etc.

Subsection 1 Procedures for a Company Disappearing in an Absorption-type Merger, a Company Splitting in an Absorption-type Split, and a Wholly Owned Subsidiary Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782 Each of the Stock Companies listed in the following items (hereinafter referred to as an “Disappearing Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Disappearing in an Absorption-type Merger, until the Effective Day), keep documents detailing the particulars specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office:

(i) Stock Company Disappearing in an Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Stock Company Splitting in an Absorption-type Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are share option holders who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

App. E-4

(3) Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Exchange, shareholders and share option holders) may make the following requests to said Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or an extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by the Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as set forth in paragraph (1) by the electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783 A Disappearing Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article and paragraph (1) of the following Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders.

(4) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

App. E-5

(5) A Disappearing Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (2) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784 The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving the Absorption-type Merger, the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Disappearing Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Disappearing Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2) The provisions of the preceding Article shall not apply in cases where the sum of the book value of the assets that the Company Succeeding in the Absorption-type Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Absorption-type Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Stock Company Splitting in the Absorption-type Split.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 784-2 In the following cases, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of a Disappearing Stock Company, etc. may demand the Disappearing Stock Company ,etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in paragraph (2) of the preceding Article:

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 751 (1) (iii) or (iv), Article 758 (iv), Article 760 (iv) or (v), Article 768 (1) (ii) or (iii), or Article 770 (1) (iii) or (iv) are extremely improper in light of the financial status of said Disappearing Stock Company, etc. or Surviving Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 785 In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in Article 784(2).

App. E-6

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)).

(3) A Disappearing Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph and said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Disappearing Stock Company, etc. is a Public Company; or

(ii) in cases where the Disappearing Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division)), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

App. E-7

(Determination of the Price of Shares)

Article 786 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Surviving the Absorption-type Merger, if an Absorption-type Merger is effected and it is after the Effective Day; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) A Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company, etc. may pay the amount that said Disappearing Stock Company, etc. considers to be a fair price to shareholders until the determination of the price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Exercise of Appraisal Rights on Share Options)

Article 787 In cases of carrying out any one of the acts listed in the following items, share option holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i) Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749(1)(iv) or (v) meet the conditions set forth in item (iii) of Article 236(1) (limited to those related to (a) of that item);

(ii) Absorption-type Company Split (limited to cases where the Company Succeeding in the Absorption-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758(v) or (vi) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (b) of that item):

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement, for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options; or

App. E-8

(iii) Share Exchange (limited to cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which provisions on the matters set forth in item (iv) or item (v) of Article 768(1) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (d) of that item):

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(2) If share option holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “ Exercise of Appraisal Rights on Share Options” in this Division), they shall also demand that the Disappearing Stock Company, etc. purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Disappearing Stock Companies, etc. listed in the following items shall notify share option holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day:

(i) Stock Company Disappearing in the Absorption-type Merger: all Share Options;

(ii) the Stock Company Splitting in the Absorption-type Split in cases where the Company Succeeding in the Absorption-type Split is a Stock Company: the following Share Options:

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options;

(iii) the Wholly Owned Subsidiary Company Resulting from a Share Exchange in cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company: the following Share Options:

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under the Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To Exercise Appraisal Rights on Share Options, the share option holder must indicate the features and number of the Share Options with respect to which the holder is Exercising those Appraisal Rights, between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options shall submit to Disappearing Stock

App. E-9

Company, etc. the share option certificates; provided, however, that this shall not apply to a person who files a public petition as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said share option certificates.

(7) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bonds with Share Options have been issued, the holder of those Share Options shall submit to the Disappearing Stock Company, etc. the certificate representing the Bond with Share Options; provided, however, that this shall not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said certificate representing the Bond with Share Options.

(8) Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9) The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Absorption-type Merger, etc. is cancelled.

(10) The provisions of Article 260 shall not apply to Share Options pertaining to the Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 788 In cases where a holder of share options Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if a holder thereof demands the Disappearing Stock Company, etc. to purchase the Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same shall apply in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving the Absorption-type Merger; hereinafter the same shall apply in this Article), the Disappearing Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, the share option holder or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, the share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company may pay the amount that said Disappearing Stock Company considers to be a fair price to share option holders by the determination of price of Share Options.

(6) The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Options shall become effective on the Effective Day.

(7) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the share option certificates.

App. E-10

(8) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

(Objections of Creditors)

Article 789 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Disappearing Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Disappearing in the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Splitting in the Absorption-type Split who are unable to request the Stock Company Splitting in the Absorption-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Absorption-type Split jointly and severally assumes with the Company Succeeding in the Absorption-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Stock Company Splitting in the Absorption-type Split); and

(iii) in cases where the Share Options under the Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Disappearing Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in an Absorption-type Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Disappearing Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent

App. E-11

property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790 A Disappearing Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2) In the cases prescribed in the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791 The Stock Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange:

(i) Stock Company Splitting in the Absorption-type Split: documents detailing the rights and obligations that the Company Succeeding in the Absorption-type Split succeeded to by transfer from the Stock Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii) Wholly Owned Subsidiary Company Resulting from the Share Exchange: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange acquired by the Wholly Owning Parent Company Resulting from the Share Exchange and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning a Share Exchange, or electronic or magnetic records in which such information has been recorded.

(2) A Stock Company Splitting in an Absorption-type Split or a Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, for a period of six months from the Effective Day, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Stock Company Splitting in an Absorption-type Split may make the following requests to the Stock Company Splitting in the Absorption-type Split at any time during its business hours; provided, however, that the fees designated by said Stock Company Splitting in the Absorption-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

App. E-12

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Absorption-type Split has designated, or a request to be issued a document showing that information.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Absorption-type Split” shall be deemed to be replaced with “persons who were shareholders or share option holders in the Wholly Owned Subsidiary Company Resulting from the Share Exchange as of the Effective Day.”

(Special Provisions on Dividends of Surplus, etc.)

Article 792 The provisions of Article 445(4) Article 458 and Part II, Chapter V, Section 6 shall not apply to the acts listed below:

(i) acquisition of shares set forth in Article 758(viii)(a) or Article 760(vii)(a); and

(ii) distribution of dividends of surplus set forth in Article 758(viii)(b) or Article 760(vii)(b).

Subsection 2 Procedures for the Company Surviving an Absorption-type Merger, the Company Succeeding in an Absorption-type Split and the Wholly Owning Parent Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794 A Stock Company Surviving an Absorption-type Merger, a Stock Company Succeeding in an Absorption-type Split or the Wholly Owning Parent Stock Company Resulting from a Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents detailing the contents of the Absorption-type Merger Agreement, etc. and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

App. E-13

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares of the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Surviving Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795 A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split) delivered by the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split to shareholders of the Stock Company Disappearing in the Absorption-type Merger, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company Resulting from a Share Exchange) delivered by the Wholly Owning Parent Stock Company Resulting from a Share Exchange to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares in the Wholly Owned Subsidiary Company Resulting from the Share Exchange to be acquired by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

App. E-14

(3) In cases where the assets of a Company Disappearing in an Absorption-type Merger or a Company Splitting in an Absorption-type Split include shares of the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or to members of the Membership Company Disappearing in an Absorption-type Merger are shares of the Stock Company Surviving the Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Company Splitting in an Absorption-type Split are shares of the Stock Company Succeeding in the Absorption-type Split: the class of shares set forth in Article 758(iv)(a); or

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. is Not Required, etc.)

Article 796 The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where a Company Disappearing in an Absorption-type Merger, the Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange (hereinafter referred to as the “Disappearing Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of that Article or the cases prescribed in the proviso to the preceding paragraph:

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company

App. E-15

Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this item) by the amount of net assets per share;

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(3) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding Article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of Article 797(3) or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 796-2 In the following cases, if shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantages, shareholders of the Surviving Stock Company, etc. may demand the Surviving Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in the main clause of paragraph (2) of the preceding Article (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to paragraph (1) or paragraph (3) of the preceding Article):

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 758 (iv), or Article 768 (1) (ii) or (iii) are extremely improper in light of the financial status of said Surviving Stock Company, etc. or Disappearing Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 797 In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares that they hold; provided, however, that this shall not apply to the cases prescribed in the main clause of Article 796 (2) (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to Article 796 (1), or (3)).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

App. E-16

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1));

(3) A Surviving Stock Company, etc. shall notify its shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Disappearing Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and address of the Disappearing Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising those Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Surviving Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Surviving Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares, etc.)

Article 798 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

App. E-17

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The Surviving Stock Company, etc. may pay the amount that said Surviving Company, etc. considers as the fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Objections of Creditors)

Article 799 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Succeeding in the Absorption-type Split; or

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange are only shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Disappearing Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Disappearing Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

App. E-18

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Special Provisions on Cases Where the Monies, etc. to Be Delivered to Shareholders, etc. of the Disappearing Company, etc. Are the Parent Company’s Shares of the Surviving Stock Company, etc.)

Article 800 Notwithstanding the provisions of Article 135(1), in cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this paragraph) are the Parent Company’s Shares (meaning the Parent Company’s Shares prescribed in paragraph (1) of that Article; hereinafter the same shall apply in this Article) of the Surviving Stock Company, etc., the Surviving Stock Company, etc. may acquire such Parent Company’s Shares in a number not exceeding the total number of such Parent Company’s Shares to be delivered to the Shareholders, etc. of the Disappearing Company, etc. at the time of the Absorption-type Merger, etc.

(2) Notwithstanding the provisions of Article 135(3), the Surviving Stock Company, etc. set forth in the preceding paragraph may hold the Parent Company’s Shares of the Surviving Stock Company, etc. until the Effective Day; provided, however, that this shall not apply when the Absorption-type Merger, etc. is cancelled.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801 A Stock Company Surviving an Absorption-type Merger shall, without delay after the Effective Day, prepare documents detailing the rights and obligations that the Stock Company Surviving the Absorption-type Merger succeeded to by transfer from the Company Disappearing in the Absorption-type Merger through the Absorption-type Merger and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Merger, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Succeeding in an Absorption-type Split (limited to the Stock Company Succeeding in the Absorption-type Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Limited Liability Company Splitting in the Absorption-type Split, documents detailing the rights and obligations that the Stock Company Succeeding in the Absorption-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving an Absorption-type Merger: documents or electronic or magnetic records set forth in paragraph (1);

(ii) Stock Company Succeeding in an Absorption-type Split: documents or electronic or magnetic records set forth in the preceding paragraph or Article 791(1)(i); and

(iii) Wholly Owning Parent Stock Company Resulting from a Share Exchange: documents or electronic or magnetic records set forth in Article 791(1)(ii).

App. E-19

(4) Shareholders and creditors of the Stock Company Surviving an Absorption-type Merger may make the following requests to said Stock Company Surviving the Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving the Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Surviving the Absorption-type Merger, or requests has designated, or a request to be issued a document showing that information.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Stock Company Succeeding in an Absorption-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company Resulting from a Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company Resulting from the Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

App. E-20

APPENDIX F

UNAUDITED JAPANESE GAAP SUMMARY FINANCIAL INFORMATION OF CCW

AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

App. F-1

APPENDIX G

UNAUDITED JAPANESE GAAP SUMMARY FINANCIAL INFORMATION OF CCEJ

AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

App. G-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 330 of the Companies Act of Japan makes the provision of Section 10, Chapter 2, Book III of the Civil Code of Japan applicable to the relationship between CCW and its directors. Section 10, among other things, provides in effect that:

(1) any director or audit & supervisory board member of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2) if a director or an audit & supervisory board member of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company;

(3) if a director or an audit & supervisory board member has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

(4) if a director or an audit & supervisory board member, without any fault on his part, sustains damages through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

Under Article 388 of the Companies Act, a company may not refuse a demand from an audit & supervisory board member referred to in subparagraphs (1) through (3) above unless the company establishes that the relevant expense or obligation was or is not necessary for the performance of the audit & supervisory board member’s duties.

CCW maintains liability insurance for its directors in order to insure them against any liabilities in the event a claim for damages is asserted by CCW, any of its shareholders or employees, or any third party in connection with the directors’ performance of their duties in their respective capacities. The liability insurance covers any damages and litigation costs, as well as any damages payable to CCW as a result of a shareholder derivative suit. The term of the currently effective liability insurance is from April 1, 2016 to April 1, 2017. The liability insurance has a maximum insurance amount of ¥1,000 million, with a deductible of ¥100,000 per director and ¥1 million per claim.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
2.1†	English translation of Integration Agreement (included as Appendix A to the prospectus which is part of this Registration Statement)

2.2	English translation of Share Exchange Agreement (included as Appendix B to the prospectus which is part of this Registration Statement)

2.3	English translation of Capital and Business Alliance Agreement (included as Appendix C to the prospectus which is part of this Registration Statement)

3.1	English translation of Articles of Incorporation of CCW

3.2	English translation of Rules and Regulations on Board of Directors of CCW

Exhibit Number	Description of Exhibit
3.3	English translation of Rules and Regulations on Share Handling of CCW

3.4	English translation of Regulations of the Audit & Supervisory Committee of CCW

5.1*	Opinion of Mori Hamada & Matsumoto regarding legality of securities

8.1*	Opinion of Shearman & Sterling LLP regarding U.S. federal tax consequences of the share exchange

8.2*	Opinion of Mori Hamada & Matsumoto regarding Japanese tax consequences of the share exchange (included in Exhibit 5.1)

10.1††	Form of Bottler’s Agreement entered into among TCCC, CCJC and CCW, and among TCCC, CCJC and Shikoku Coca-Cola Bottling Co., Ltd.

21.1	Subsidiaries of CCW

23.1**	Consent of KPMG AZSA LLC for CCW

23.2**	Consent of Ernst & Young ShinNihon LLC for CCEJ

23.4*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)

23.5*	Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1)

24.1	Powers of attorney (included in Part II of this registration statement)

99.1**	Consent of JPMorgan Securities Japan Co., Ltd.

99.2	Selected Articles of the Companies Act of Japan (English translation filed herewith as Appendix E to the prospectus which is part of this registration statement)

99.3*	English translation of notice of convocation of CCEJ’s annual general meeting of shareholders

99.4*	English translation of form of mail-in voting card for CCEJ’s annual general meeting of shareholders

*	To be filed in a later submission
**	To be filed with public filing
†	The attachments to the Integration Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CCW hereby agrees to furnish supplementally a copy of the omitted exhibit to the Staff of the SEC upon request.
††	TCCC, CCJC and CCW have also entered into a bottler’s agreement for other trademarks to authorize CCW to use certain trademarks, including Fanta, Georgia, Aquarius, Sokenbicha, Ayataka and I LOHAS, under the terms and conditions set forth in Exhibit 10.1.

(b)	Financial Statement Schedules

The required financial statement schedules for each of CCW and CCEJ are included in their prospectus which is part of this registration statement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Coca-Cola West Co., Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on            , 2017.

COCA-COLA WEST CO., LTD.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Tamio Yoshimatsu, Representative Director and President of Coca-Cola West Co., Ltd., and Yasunori Koga, Director and Senior Corporate Officer of Coca-Cola West Co., Ltd., and each of them (with full power of each of them to act alone), as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the U.S. Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Representative Director and President	, 2017
Tamio Yoshimatsu

	Representative Director and Executive Vice President	, 2017
Nobuo Shibata

	Director and Group Senior Corporate Officer	, 2017
Hideharu Takemori

	Director and Group Senior Corporate Officer	, 2017
Toshio Fukami

	Director and Senior Corporate Officer	, 2017
Shigeki Okamoto

	Director and Senior Corporate Officer	, 2017
Yoshiki Fujiwara

Signature	Title	Date

	Director and Senior Corporate Officer	, 2017
Yasunori Koga

	Director and Senior Corporate Officer	, 2017
Shunichiro Hombo

	Director	, 2017
Hiroyoshi Miyaki

	Director	, 2017
Tadanori Taguchi

	Outside Director	, 2017
Zenji Miura

	Outside Director	, 2017
Vikas Tiku

	Outside Director	, 2017
Gotaro Ichiki

	Outside Director	, 2017
Seiji Isoyama

	Outside Director	, 2017
Tomoko Ogami

Authorized Representative in the United States:

CORPORATION SERVICE COMPANY

By:
Name:
Title:
Date:	, 2017